Exhibit 99.1

ATTUNITY LTD.

16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321
Israel

March 15, 2019

Dear Attunity Ltd. Shareholders:

We cordially invite you to attend an extraordinary general meeting of shareholders of Attunity Ltd. (“Attunity”, the “Company” or “we”) to be held at our principal executive offices, located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, on Sunday, April 7, 2019 at 10:00 a.m. (Israel time) (the “extraordinary general meeting” or the “meeting”).  As previously announced, on February 21, 2019, Attunity entered into a merger agreement pursuant to which Attunity would be acquired by QlikTech International AB (“Parent”) subject to the terms and conditions therein.

At the extraordinary general meeting you will be asked to consider and vote upon the following proposals:

1.
To  approve the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement. We refer to this proposal as the “merger proposal.”

2.
To clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to our non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options). We refer to this proposal as the “director proposal.”

A copy of the merger agreement was attached as Exhibit 99.1 to Attunity’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2019 and is also attached as Annex A to the enclosed proxy statement.

The Board of Directors of Attunity unanimously recommends that Attunity’s shareholders vote in favor of the proposals presented at the extraordinary general meeting.

                If a quorum is present, the adoption and approval of the aforesaid proposals at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (as defined under the Companies Law) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Your shares can be voted at the extraordinary general meeting only if you are present or represented by a valid proxy or proxy card.  Only holders of record of Attunity ordinary shares at the close of business on March 4, 2019 are entitled to attend and vote at the meeting or any adjournment or postponement thereof.  Even if you plan to attend the meeting, we request that you submit your proxy.  Shares held through a bank, broker or other nominee that is a shareholder of record of Attunity or that appears in the participant list of a securities depository, may also be voted via a proxy card in accordance with the instructions provided with the proxy card you received from the bank, broker or other nominee.

Enclosed with this letter you will find attached a notice of the extraordinary general meeting as originally published by Attunity on February 28, 2019 and proxy statement. The accompanying proxy statement provides you with detailed information about the proposed merger and the extraordinary general meeting.  Please give this material your careful attention.  You also may obtain more information about Attunity, the merger agreement and the extraordinary general meeting from documents we have filed with or furnished to the SEC or from Attunity’s website at www.attunity.com.

Thank you for your cooperation and continued support.
Very truly yours, Shimon Alon Chairman of the Board of Directors and Chief Executive Officer

Neither the SEC, nor any state securities commission has approved or disapproved the transactions contemplated hereunder or determined if the accompanying document is accurate or adequate.  Any representation to the contrary is a criminal offense.

IMPORTANT NOTICE: The Notice of the Meeting, proxy statement and proxy card are also available at http://www.proxyvote.com

Attunity Announces Extraordinary General Meeting of Shareholders
 To Be Held on April 7, 2019

As originally published on February 28, 2019

Burlington, MA – Feb. 28, 2019 –  Attunity Ltd. (NasdaqCM: ATTU) (“Attunity”), a leading provider of data integration and big data management software solutions, today announced that it will hold an extraordinary general meeting of shareholders on Sunday, April 7, 2019, at 10:00 a.m., Israel time, at Attunity's offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel at which Attunity’s prospective acquisition by QlikTech International AB (“Parent”) will be presented for approval. As previously announced, subject to the closing of the acquisition, Attunity’s shareholders will be entitled to receive $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the acquisition.

The record date for shareholders entitled to vote at the extraordinary general meeting is the close of business on Monday, March 4, 2019.

The agenda items for the extraordinary general meeting will be:

1.
To approve the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “ICL”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement; and

2.
To clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options).

A copy of the merger agreement was attached as Exhibit 99.1 to Attunity’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission (the “SEC”) on February 25, 2019.

The Board of Directors of Attunity unanimously recommends that Attunity’s shareholders vote in favor of the proposals presented at the extraordinary general meeting.

Further Details Concerning the Extraordinary General Meeting

The presence, in person or by proxy, of two or more shareholders together possessing at least twenty-five percent (25%) of Attunity’s voting power will constitute a quorum at the extraordinary general meeting. In the absence of the requisite quorum, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the ICL, Attunity's Articles of Association and the merger agreement.

           If a quorum is present, the adoption and approval of the aforesaid proposals at the extraordinary general meeting requires the affirmative vote of the holders of a majority of Attunity’s ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the “means of control” (as defined under the ICL) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

In accordance with the ICL, (i) position statements with respect to any of the proposals at the meeting must be delivered to Attunity no later than ten days prior to the meeting date and (ii) eligible shareholders, holding at least one percent of Attunity’s outstanding ordinary shares, may present proper proposals for inclusion in the meeting by submitting their proposals to Attunity no later than one week following the date hereof and, if Attunity determines that a shareholder proposal is appropriate to be added to the agenda in the meeting, it will publish a revised agenda in the manner set forth below.

Additional Important Information and Where to Find It

In connection with the merger and the transactions contemplated by the merger agreement, Attunity will prepare a proxy statement to be delivered to its shareholders of record, along with a proxy card enabling them to indicate their vote on each matter. INVESTORS AND SECURITY HOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION about the various matters to be voted upon at the meeting.

Attunity will also furnish copies of the proxy statement and other documents with the SEC on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, Attunity’s website at www.attunity.com or by directing the request to Attunity's Investor Contact below. If applicable, valid position statements will be published by way of issuing a press release and/or filing a Form 6-K with the SEC (which will be made available to the public on the SEC’s website above).

About Attunity
Attunity is a leading provider of data integration and big data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations and the cloud. Attunity’s software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through various partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our blog and join our community on Twitter, Facebook, Linkedin and YouTube.

Safe Harbor Statement
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to:  uncertainty as to whether the merger will be completed; the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; costs and potential litigation associated with the merger; the failure to obtain the necessary shareholder approval or regulatory clearances or to satisfy the other closing conditions set forth in the merger agreement; risks that the merger disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger; the distraction of management of Attunity resulting from the merger; and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

For more information, please contact:

Investor Contact:
Allison Soss
KCSA Strategic Communications
+1-212-896-1267
Attunity@kcsa.com

Company Contact:
Dror Harel-Elkayam, CFO
Attunity Ltd.
+972-9-899-3000
Dror.elkayam@attunity.com

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© Attunity 2019. All Rights Reserved. Attunity is a registered trademark of Attunity Inc. All other product and company names herein may be trademarks of their respective owners.

#  #  #

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON APRIL 7, 2019

INTRODUCTION

We, Attunity Ltd. (“Attunity,” the “Company” or “we”), are furnishing this proxy statement to our shareholders in connection with the solicitation by the Board of Directors of Attunity (the “Board” or our “Board of Directors”) of proxies to be used at an extraordinary general meeting of shareholders, as may be adjourned or postponed from time to time (the “extraordinary general meeting” or “meeting”), to be held at our executive offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel on Sunday, April 7, 2019 at 10:00 a.m. (Israel time), and thereafter, as it may be adjourned from time to time.  We are first mailing this proxy statement, the accompanying notice, letter to shareholders and proxy card on or about March 18, 2019, to the holders of our ordinary shares entitled to vote at the extraordinary general meeting.

At the extraordinary general meeting, shareholders will be asked to consider and vote on the following proposals:

1.
To  approve the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement. We refer to this proposal as the “merger proposal.”

2.
To clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to our non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options). We refer to this proposal as the “director proposal.”

We will also consider any other business that properly comes before the extraordinary general meeting or any adjournment or postponement thereof, including voting on the adjournment or postponement of such meeting.

We currently know of no other business to be transacted at the extraordinary general meeting, other than as set forth above; but, if any other matter is properly presented at the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their best judgment.

OUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE MERGER PROPOSAL AND “FOR” APPROVAL OF THE DIRECTOR PROPOSAL.

Quorum

Only holders of record of ordinary shares at the close of business on March 4, 2019, which is the record date for the extraordinary general meeting, are entitled to vote at the meeting.  As of that date, there were 21,933,797 ordinary shares outstanding and entitled to vote.  Each ordinary share outstanding on the record date will entitle its holder to one vote upon the proposal to be presented at the meeting.

The presence, in person or by proxy, of two or more Attunity shareholders together possessing at least twenty-five percent (25%) of Attunity’s voting power will constitute a quorum at the extraordinary general meeting. In the absence of the requisite quorum, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Companies Law, Attunity's Articles of Association and the merger agreement.

Proxies

Shareholders may elect to vote their shares once, either by attending the extraordinary general meeting in person, or by executing and delivering to Attunity a proxy as detailed below.  If your ordinary shares are held in “street name” through a bank, broker or other nominee, you may complete a proxy card in order to direct such bank, broker or other nominee on how to vote your shares. In the alternative, you may obtain a legal proxy from such bank, broker or other nominee to vote your shares in person at the meeting.

Proxies are being solicited by our Board of Directors and are being mailed together with this proxy statement.  Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact.  However, such parties will not receive additional compensation therefor.  We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares. In connection with the proxy solicitation, we have engaged D.F. King & Co., Inc. to act as proxy solicitor for the merger.

All ordinary shares represented by properly executed proxies received by our transfer agent no later than 9:00 a.m., EDT, on April 5, 2019 (or such earlier deadline as may be indicated on the proxy card), or received at our Israeli offices no later than 10:00 a.m. (Israel time) on April 5, 2019, will, unless such proxies have been previously revoked or superseded, be voted at the meeting in accordance with the directions on the proxies.  If a shareholder of record signs, dates and returns the proxy card without indicating how the shareholder intends to vote, then the shares will not be voted on either the merger proposal or the director proposal (due to the special voting requirements related to each such proposal under Israeli law).

A shareholder returning a proxy may revoke it at any time prior to commencement of the extraordinary general meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, to the attention of our Chief Financial Officer, Dror Harel-Elkayam, or via fax or email to Mr. Harel-Elkayam at +972-9–899-3011 or dror.elkayam@attunity.com, respectively, no later than 10:00 a.m. (Israel time) on April 5, 2019. Alternatively, if your shares are held in “street name,” you must contact your bank, broker or other nominee who holds your shares to change or revoke your voting instructions.

Required Vote

Provided that a quorum is present, the adoption and approval of each of the merger proposal and the director proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates.

Proposed Resolutions

It is proposed that the following resolution be adopted at the extraordinary general meeting (the merger proposal):

Proposal 1: “RESOLVED, that the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, be, and each of the foregoing hereby is, adopted and approved in all respects.”

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

It is also proposed that the following resolution be adopted at the extraordinary general meeting (the director proposal):

Proposal 2: “RESOLVED, to clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors, as described in Item 2 of the Proxy Statement for the extraordinary general meeting.”

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

ADDITIONAL SOURCES OF INFORMATION

This document incorporates important additional information about Attunity from documents that are not included in or delivered with this document.

Documents relating to Attunity incorporated by reference into this document are available from Attunity without charge, excluding exhibits.  You may obtain documents relating to Attunity which are incorporated by reference in this document, and may direct any questions about the merger or request additional copies of this document, by requesting them in writing or by telephone from Attunity at:

Attunity Ltd.
c/o Dror Harel-Elkayam
16 Atir Yeda Street, Atir Yeda Industrial Park,
Kfar Saba 4464321
Israel
Tel: +972-9-899-3000
Email: dror.elkayam@attunity.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers, call collect: (212) 269-5550
All others, call toll free: (866) 356-7813
E-mail: ATTU@dfking.com

For a more detailed description of the information incorporated by reference into this document and how you may obtain it, see “Where You Can Find More Information” beginning on page 103.

TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND THE MERGER	1
RISK FACTORS	9
SUMMARY	12
The Companies	12
Attunity’s Reasons for Approval of the Merger; Recommendation of the Attunity Board of Directors	13
Opinion of Attunity’s Financial Advisor	14
Interests of Certain Persons; Share Ownership of Attunity Directors and Executive Officers	14
The Merger Agreement	15
Structure of the Merger	15
Consideration	16
Treatment of Share Options and RSUs Outstanding under our Company Share Plans	16
The Extraordinary General Meeting of Attunity’s Shareholders	17
Financing of the Merger	17
Conditions to the Merger	18
Termination of the Merger Agreement	19
No Solicitation of Acquisition Proposals	20
Termination Fees and Expense Reimbursement	20
Absence of Appraisal Rights	22
Regulatory Approvals	22
Material U.S. Federal and Israeli Income Tax Consequences	22
The Voting Agreements	23
The Guarantees	23
CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS	24
MARKET PRICE AND DIVIDEND DATA	25
Quarterly Share Information	25
Monthly Share Information	26
THE EXTRAORDINARY GENERAL MEETING	27
General; Date; Time and Place	27
Purpose of the Extraordinary General Meeting	27
Shareholders Entitled to Vote; Record Date	27
Recommendation of the Board of Directors	28
Quorum and Voting	28
Voting Results	29
Voting of Proxies	29
Revoking or Changing Your Vote	29
The Proxy	30
Required Vote for each of the Merger Proposal and the Director Proposal	30

i

Share Ownership of Attunity Directors and Executive Officers	30
Solicitation of Proxies	30
Attending the Attunity Extraordinary General Meeting	31
Contact for Questions and Assistance in Voting	31
Other Matters	31
PROPOSAL 1: THE MERGER PROPOSAL	33
THE COMPANIES	33
Attunity Ltd.	33
QlikTech International AB	33
Joffiger Ltd.	33
Project Alpha Intermediate Holding, Inc.	33
Qlik Technologies Inc.	34
THE MERGER	35
Background of the Merger	35
Reasons for Approval of the Merger; Recommendation of the Board	45
Opinion of Attunity’s Financial Advisor	47
Certain Internal Financial Projections	57
Interests of Certain of Attunity’s Executive Officers and Directors in the Merger	59
No Appraisal Rights	61
Effects of the Merger on Our Ordinary Shares	61
Effect of the Merger on Company Share Plans	61
Delisting and Deregistration of Attunity’s Ordinary Shares	62
Procedures for Receiving the Merger Consideration	62
Material U.S. Federal and Israeli Income Tax Consequences	62
Regulatory Matters	66
THE MERGER AGREEMENT	68
Explanatory Note Regarding the Merger Agreement	68
The Merger	68
Closing and Effective Time of the Merger	69
Articles of Association and Memorandum of Association; Directors	69
The Merger Consideration and the Conversion of Share Capital	69
Payment Procedures	70
Representations and Warranties	72
Covenants Regarding Conduct of Business by Attunity Pending the Merger	76
Attunity Shareholders’ Meeting	79
No Solicitation	80
Attunity Board Recommendation Change	82
Efforts to Consummate the Merger	85
Employee Matters	86
Directors’ and Officers’ Indemnification and Insurance	87
Tax Rulings	88

ii

Financing of the Merger	89
Guarantees	90
Certain Other Covenants	90
Conditions to the Merger	90
Termination of the Merger Agreement	92
Termination Fees and Expense Reimbursement	94
Specific Performance	96
Amendment	96
Governing Law and Jurisdiction	96
THE VOTING AGREEMENTS	97
Proposed Resolution	99
PROPOSAL 2: THE DIRECTOR PROPOSAL	100
SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS AND EXECUTIVE OFFICERS OF ATTUNITY	102
WHERE YOU CAN FIND MORE INFORMATION	103

Annexes
A – Agreement and Plan of Merger
B – Opinion of Attunity’s Financial Advisor
C – Form of Voting Agreement

iii

QUESTIONS AND ANSWERS ABOUT THE EXTRAORDINARY GENERAL MEETING AND
 THE MERGER

The following are some of the questions regarding the merger agreement, the merger and the extraordinary general meeting that you, as a shareholder of Attunity, may have, and answers to those questions.  These questions and answers, as well as the summary following the questions and answers, are not meant to be a substitute for the information contained in the remainder of this document, its annexes and the additional documents referred to herein, and this information is qualified in its entirety by the more detailed descriptions and explanations contained elsewhere in this document, its annexes and the additional documents referred to herein.  We urge you to carefully read this document in its entirety prior to making any voting decision regarding the merger.

Except as otherwise specifically noted in this proxy statement, “we,” “our,” “us,” “Attunity,” or the “Company” and similar words in this proxy statement refer to Attunity Ltd. and its subsidiaries.  In addition, we refer (1) to QlikTech International AB as “Parent,” (2) to Joffiger Ltd. as “Merger Sub”, (3) to Project Alpha Intermediate Holding, Inc. as “Ultimate Parent” and (4) to Qlik Technologies Inc. as “Qlik Technologies.”  All references to the “merger” refer to the merger of Merger Sub with and into Attunity, with Attunity continuing as the surviving company and becoming a wholly-owned subsidiary of Parent, and all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of February 21, 2019, by and among Attunity, Parent and Merger Sub, and, solely for purposes of certain specified provisions of the merger agreement, Ultimate Parent and Qlik Technologies, a copy of which is included as Annex A to this proxy statement (as it may be amended from time to time).  Attunity, following the completion of the merger, is sometimes referred to in this proxy statement as the “surviving company.”  All references to “dollars” or “$” refer to United States dollars.

Q:	Why am I receiving this proxy statement?

A:
Attunity and Parent have agreed that Parent will acquire Attunity through the merger of Merger Sub with and into Attunity, subject to certain conditions.  Attunity is holding the extraordinary general meeting in order to obtain shareholder approval of (1) the “merger proposal” (i.e., approving the merger agreement, the transactions contemplated under the merger agreement, including the merger, and the merger consideration); and (2) the “director proposal” (i.e., clarifying and approving the acceleration, as of immediately prior to the effective time of the merger, of certain outstanding but unvested options to purchase our ordinary shares and restricted share units to acquire our ordinary shares held by our non-employee directors). We cannot complete the merger unless our shareholders approve the merger proposal. However, the completion of the merger is not contingent on the shareholder approval of the director proposal.

We have included in this proxy statement important information about the merger, the merger agreement and the extraordinary general meeting.  You should read this information carefully and in its entirety.  We have attached a copy of the merger agreement as Annex A.  The enclosed voting materials allow you to vote your shares without personally attending the Attunity extraordinary general meeting.  Your vote is very important and we encourage you to vote by proxy as soon as possible.

Q:	When and where will the extraordinary general meeting be held?

A:
The extraordinary general meeting is scheduled to be held at the principal executive offices of Attunity, located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, at 10:00 a.m. (Israel time), on Sunday, April 7, 2019.

Q:	Who is entitled to vote at the extraordinary general meeting?

A:
Attunity has fixed March 4, 2019 as the record date for the extraordinary general meeting.  If you were an Attunity shareholder at the close of business on the record date, you are entitled to vote on matters that come before the extraordinary general meeting.  However, you may only vote your shares if you are present in person or represented by proxy or proxy card at the extraordinary general meeting.

Q:	What matters will be voted on at the extraordinary general meeting?

A:
You will be asked to consider and vote on a proposal to approve the acquisition of Attunity by Parent, including approval of the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement (the “merger proposal”). In addition, at the extraordinary general meeting you will be asked to consider and vote upon the clarification and approval of the acceleration, as of immediately prior to the effective time of the merger, of certain outstanding but unvested options to purchase our ordinary shares and restricted share units to acquire our ordinary shares held by our non-employee directors (the “director proposal”).

We do not currently expect there to be any other matters on the agenda at the meeting; however, if any other matter is properly presented at the meeting, including voting on the adjournment or postponement of the meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Q:	What will I receive in the merger?

A:
Upon completion of the merger, you will be entitled to receive the merger consideration, consisting of $23.50 in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity that you own at the effective time of the merger.  You will not receive any shares or other equity interests in the surviving company.

Q:	What is the recommendation of Attunity’s board of directors?

A:	Our Board of Directors unanimously recommends that you vote FOR the merger proposal and FOR the director proposal.

Q:	What vote of Attunity shareholders is required to approve each of the merger proposal and the director proposal?

A:
Provided that a quorum is present, the adoption and approval of each of the merger proposal and the director proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control (as defined under the Companies Law) of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates (each, a “Parent Affiliate”). If you are not a Parent Affiliate, in order for your vote to be counted in respect of both the foregoing ordinary majority and special tally of non-Parent Affiliates required for approval of the merger proposal, you must affirm on the proxy card that you are not a Parent Affiliate (by checking the box “YES” in Item 1A of the proxy card). If you do not affirm, your vote will not count towards either the ordinary majority or the special tally required for approval of the merger proposal.

Q:	Have any Attunity shareholders agreed to vote FOR the merger agreement and the merger?

A:
Yes.  Shimon Alon, Mark Logan, Dror Harel-Elkayam, Itamar Ankorion and Erez Zeevi, directors and officers who collectively held approximately 6.8% of the outstanding shares of Attunity on the date of the merger agreement, have agreed to vote their ordinary shares at the extraordinary general meeting in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement.

Q:	What is the quorum required for the meeting?

A:
Pursuant to Attunity’s Articles of Association, the quorum required for the extraordinary general meeting is two or more shareholders, present in person or by proxy and holding shares conferring in the aggregate at least 25% of the voting power in Attunity. If within half an hour from the time appointed for the holding of the meeting a quorum is not present, the meeting shall be adjourned to April 14, 2019 at the same time and place or any other date, time and place as the directors shall designate and state in a notice to the shareholders entitled to vote at the original meeting.  If, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding such meeting, any two shareholders present in person or by proxy shall constitute a quorum.

Q:	When do you expect the merger to be completed?

A:
We are working towards completing the merger as quickly as reasonably possible.  Several conditions must be satisfied or waived before the merger is completed.  See the section of this document titled “The Merger Agreement—Conditions to the Merger” for a summary description of these conditions.  We expect to complete the merger in the second quarter of 2019.  Because the merger is subject to governmental and regulatory approvals and other conditions, some of which are beyond Parent’s and Attunity’s control, the exact timing cannot be predicted with certainty.

Q:	Am I entitled to appraisal rights?

A:	No. Under Israeli law, holders of Attunity ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Q:	Will I continue to be able to trade my Attunity ordinary shares on the NASDAQ Capital Market following the extraordinary general meeting?

A:	Attunity shareholders are expected to be able to trade their Attunity ordinary shares on the NASDAQ Capital Market until the closing date of the merger.

Q:	What will happen to Attunity share options and Attunity RSUs?

A:
Each outstanding and unexercised share option to purchase one ordinary share of Attunity issued under the Company’s 2003 Israeli Stock Option Plan and 2012 Stock Incentive Plan (together and including the related sub-plans, the “Company Share Plans”), whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $23.50 over (B) the exercise price of such option, less applicable withholding taxes required to be withheld with respect to such payment, provided that any such option that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting.

In addition, each outstanding restricted share unit (“RSU”) to acquire our ordinary shares under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment; provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”) and (ii) in regard to any RSUs that are not vested (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement) at the effective time, the consideration payable in exchange for such RSUs will be paid, subject to certain exceptions, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time, and provided that any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting.

Please see “The Merger—Effect of the Merger on Company Share Plans” for additional details regarding the treatment of share options and RSUs under the merger agreement, including with respect to the acceleration of vesting of some of the outstanding RSUs.

Q:	What effects will the proposed merger have on Attunity?

A:
As a result of the completion of the proposed merger, we will cease to be a publicly-traded company and will become a privately-held company that is a wholly-owned subsidiary of Parent.  Following the completion of the proposed merger, the registration of the Attunity ordinary shares and our reporting obligations under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), will be terminated upon notification to the U.S. Securities and Exchange Commission (the “SEC”).  In addition, upon completion of the proposed merger, the Attunity ordinary shares will no longer be listed on any stock exchange, including the NASDAQ Capital Market.

Q:	What happens if the merger is not completed?

A:
If the merger agreement is not approved by our shareholders or if the merger is not completed for any other reason, our shareholders will not receive any merger consideration for their Attunity ordinary shares.  Instead, we will remain a public company and the Attunity ordinary shares will continue to be listed on the NASDAQ Capital Market.  Under certain circumstances related to a termination, as specified in the merger agreement, (i) we may be required to pay to Parent a termination fee of approximately $19.6 million or (ii) Parent may be required to pay us a termination fee of approximately $40.9 million.  In addition, in certain circumstances in which we are not then required to pay Parent a termination fee, we may be required to pay Parent up to $1.5 million of its documented and reasonable fees and expenses incurred in connection with the transactions contemplated by the merger agreement. Please see “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Termination Fees and Expense Reimbursement” for a summary description of these circumstances.

Q:	How can I vote?

A:
If you are a shareholder of record, that is, if your shares are registered directly in your name with our transfer agent, American Stock Transfer & Trust Company, LLC (the “transfer agent,” or the “paying agent”), these proxy materials are being sent directly to you by our transfer agent. You can vote your shares by attending the extraordinary general meeting or by completing and signing a proxy card. The form of proxy card that has been mailed to you and that can be completed, signed and returned in the envelope that was enclosed with it provides the primary means for authorizing the voting of your ordinary shares without attending the extraordinary general meeting in person. If you are a shareholder of record and have lost or misplaced the proxy card mailed to you, you may print a copy of the proxy card from the Investor Relations page on Attunity’s website at www.attunity.com, and may complete and sign that proxy card (indicating the name of the record shareholder holding your ordinary shares) and return it to our Chief Financial Officer via e-mail to dror.elkayam@attunity.com or via fax to his attention at +972-9–899-3011. We reserve the right to require further identifying information from you if you submit your proxy card in that manner.

Alternatively, if your ordinary shares are held in “street name” through your bank, broker or other nominee, you may either (1) instruct your bank, broker or other nominee who holds your shares on how to vote by either mailing your properly completed proxy card provided to you by your bank, broker or other nominee who holds your ordinary shares or by telephone by calling the number on your proxy card or (2) vote in person at the extraordinary general meeting, so long as you obtain a signed, legal proxy from your bank, broker or other nominee who holds your ordinary shares, giving you the right to vote those ordinary shares in person. If you are not going to vote in person at the extraordinary general meeting, you must provide your bank, broker or other nominee who holds your ordinary shares with instructions on how to vote your ordinary shares. Your bank, broker or other nominee who holds your ordinary shares cannot vote or make any election with respect to your ordinary shares without receiving instructions from you. Please reach out to your bank, broker or other nominee who holds your ordinary shares and ask them to send you the proxy card.

All votes should be received by the transfer agent by 9:00 a.m. EDT on April 5, 2019 (or such earlier deadline as may be indicated on the proxy card), or received at Attunity’s Israeli offices by 10:00 a.m. (Israel time), on April 5, 2019, in order to be counted towards the tally of ordinary shares voted at the extraordinary general meeting. Alternatively, you may attend the extraordinary general meeting and vote in person.

Q:	What happens if I do not indicate on the proxy card how to vote with regard to the merger proposal and with regard to the director proposal?

A:
If you provide specific instructions (by marking a box) with regard to the merger proposal and/or with regard to the director proposal, your shares will be voted for each of those proposals as you instruct. If you sign and return your proxy card (as defined below) without giving specific instructions with respect to the merger proposal and/or director proposal, your shares will be voted solely for the director proposal, unless you provide the required confirmation under Item 1A of the proxy card that you are not a Parent Affiliate, in which case your shares will be voted for both the merger proposal and/or director proposal. However, if you are a beneficial owner of shares and do not specify how you want to vote on your proxy card as to either or both of those proposals, your bank, broker or other nominee will not be permitted to instruct the depositary to cast a vote with respect to the applicable proposal (commonly referred to as a “broker non-vote”). Banks, brokers or other nominees that hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners. Each of the proposals for the extraordinary general meeting will not be treated as a routine proposal, especially because our proxy statement is prepared in compliance with the Companies Law, 5759-1999 of the State of Israel (together with the regulations promulgated thereunder, the “Companies Law”), rather than the rules applicable to domestic U.S. reporting companies. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes. However, abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

If your shares are held of record by a bank, broker, or other nominee, we urge you to give instructions to your bank, broker, or other nominee as to how your shares should be voted so that you thereby participate in the voting on each of these important matters.

Q:	Do Attunity’s executive officers and directors have any interests in the merger and the director proposal?

A:
Yes.  Attunity’s executive officers and directors may have interests in the merger, and certain of Attunity’s directors have interests in the director proposal, that are different from, or are in addition to, those of Attunity shareholders generally.  For detailed information, please see “Summary—Interests of Certain Persons; Share Ownership of Attunity Directors and Executive Officers,” “The Merger—Interests of Certain of Attunity’s Executive Officers and Directors in the Merger” and “Proposal 2: The Director Proposal.”

Q:	Can I change my vote after I have signed and returned my proxy card or voting instruction card?

A:
Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the extraordinary general meeting. Shares represented by any proxy in the enclosed form (including a proxy serving as revocation of an earlier proxy), or shares that are subject to a written revocation, if the proxy or revocation is properly executed and received by the transfer agent by 9:00 a.m. EDT on April 5, 2019 (or such earlier deadline as may be indicated on the proxy card), or at Attunity’s Israeli offices by 10:00 a.m. (Israel time), on April 5, 2019, will be voted (or not voted, as appropriate) as indicated therein with respect to the merger proposal and as determined by the Attunity board of directors concerning any other matter that may be presented to the extraordinary general meeting, as described above.

If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your vote, you must follow the directions from your broker, bank or other nominee to change your voting instructions.

Q:	If I purchased my Attunity ordinary shares after the record date, may I vote these shares at the Attunity extraordinary general meeting?

A:
No.  A shareholder is not entitled to vote shares purchased after the record date because the shareholder was not the record holder of those shares on the record date.  Only the holder as of the record date may vote shares.

Q:	What happens if I sell my shares before the extraordinary general meeting?

A:
The record date for the extraordinary general meeting is earlier than the date of the extraordinary general meeting and the date that the merger is expected to be completed.  If you transfer your Attunity ordinary shares after the record date but before the extraordinary general meeting, you will retain your right to vote at the extraordinary general meeting, but will have transferred the right to receive the merger consideration with respect to such Attunity ordinary shares.  In order to receive the merger consideration, you must hold your Attunity ordinary shares through the completion of the merger.

Q:	Should I send in my Attunity share certificates now? When can I expect to receive the merger consideration for my shares?

A:
No.  Please do not send your Attunity share certificates with your proxy card.  After the merger is completed, the paying agent will send you a letter of transmittal with detailed instructions regarding the surrender of your Attunity share certificates for the merger consideration.

Q:	Will the merger consideration payable to me be subject to Israeli capital gains tax?

A:
As a general rule, Israeli resident shareholders are subject to Israeli capital gains tax on the merger consideration.  Non-Israeli resident shareholders who acquired their Attunity ordinary shares prior to the date on which these shares were registered for trading on the NASDAQ Capital Market and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance (as defined below) or an applicable tax treaty to which the State of Israel is a party, including the U.S.-Israel Tax Treaty described in this proxy statement, may be subject to Israeli capital gains tax on the disposition of their Attunity ordinary shares in the merger.  Such shareholders, as well as shareholders who were Israeli residents in the past, should consult their tax advisors regarding the tax consequences of the merger to them.

Non-Israeli resident shareholders who have acquired their Attunity ordinary shares after such shares were registered for trading, may be subject to tax in Israel to the extent such shareholders have a permanent establishment in Israel.

Q:	Will the merger consideration payable to me be subject to Israeli tax withholding?

A:
According to Israeli law, unless it is provided with an exemption certificate issued by the Israel Tax Authority, Parent is required to withhold Israeli taxes from the merger consideration even if you are not subject to Israeli capital gains tax.  We have submitted an application to the Israeli Tax Authority in order to clarify the withholding mechanism.  In addition, as part of the application, we have requested that non-Israeli shareholders that purchased their ordinary shares on or after December 17, 1992 (the date on which Attunity listed its shares on the NASDAQ Global Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased. We cannot assure you that our application will be accepted.

Q:	Will the merger consideration paid to U.S. holders of Attunity ordinary shares be subject to U.S. federal income tax?

A:
The receipt of merger consideration by Attunity shareholders that are U.S. Holders (as defined below) will be a taxable event for U.S. federal income tax purposes.  For more details, see “The Merger—Material U.S. Federal and Israeli Income Tax Consequences.”

Q:	How can I obtain additional information about Attunity?

Our Annual Report on Form 20-F and other SEC filings also may be accessed on the Internet at www.sec.gov or on the investor relations page of Attunity’s website at www.attunity.com. The information provided on our website is not part of this proxy statement, and therefore is not incorporated by reference.  For a more detailed description of the information available, please refer to “Where You Can Find Additional Information.”

Q:	What should I do if I have questions about the extraordinary general meeting, the merger or this document?

A:	If you have any questions about the extraordinary general meeting, the merger or this document, or if you need additional copies of this document or the enclosed proxy card, you should contact:

Attunity Ltd.
c/o Dror Harel-Elkayam
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321
Israel
Tel: +972-9-899-3000
Email: dror.elkayam@attunity.com

In addition, you may also direct any questions about the merger to, and request additional copies of this document from our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers, call collect: (212) 269-5550
All others, call toll free: (866) 356-7813
E-mail: ATTU@dfking.com

If your bank, broker or other nominee holds your shares, you may also call your bank, broker or other nominee for additional information.

RISK FACTORS

In addition to the other information included in this proxy statement, including the matters addressed under the caption titled “Cautionary Statements Regarding Forward-Looking Statements” on page 24, you should consider carefully the following risk factors in determining how to vote at the extraordinary general meeting. The following is not intended to be an exhaustive list of the risks related to the merger and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information — Risk Factors” of Attunity’s Annual Report on Form 20-F for the year ended December 31, 2017, which Attunity filed with the SEC on March 8, 2018, as well as the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC, and which are incorporated by reference into this proxy statement.

Failure to complete the merger could negatively impact our share price, business, financial condition, results of operations or prospects.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 90, including, among others, that:

•	the Attunity shareholders have approved the merger agreement;

•
the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted; and

•
no governmental entity of competent jurisdiction has (i) enacted, issued or promulgated any law which is in effect and which has the effect of making the merger illegal or otherwise preventing the consummation of the merger or (ii) issued or granted any order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the merger.

No assurance can be given that each of the conditions will be satisfied. In addition, the merger agreement may be terminated under the circumstances described in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 92. If the conditions are not satisfied or waived in a timely manner and the merger is delayed, payment of the merger consideration will also be delayed. If the merger is not completed (including in the case the merger agreement is terminated), our ongoing business may be materially adversely affected.

 We also could be subject to litigation related to any failure to complete the merger. If the merger is not completed, these risks may materialize and may materially adversely affect the price of our ordinary shares, our business, financial condition, results of operations or prospects.

Some of our directors and officers have interests that may differ from the interests of our shareholders, and these persons may have conflicts of interest in recommending to our shareholders to approve the merger and the director proposal.

Some of the members of management and of our Board of Directors may have interests that differ from, or are in addition to, their interests as shareholders, which are described in the section entitled “The Merger—Interests of Certain of Attunity’s Executive Officers and Directors in the Merger” beginning on page 59 and “Proposal 2: The Director Proposal” beginning on page 100. These interests could cause members of our Board of Directors or our management to have, or perceived to have, a conflict of interest in approving the merger proposal and the director proposal.

The fact that there is a merger pending could harm our business and results of operations.

While the merger is pending, we are subject to a number of risks that may harm our business and results of operations, including:

•	the diversion of management and employee attention from our business may detract from our ability to operate efficiently, capitalize on new opportunities and commence new initiatives;

•
we have and will continue to incur expenses related to the merger prior to the closing of the merger (the “closing”) and, in the event the merger is not consummated, under the circumstances described in the section entitled “The Merger Agreement – Termination Fees and Expense Reimbursement”, we may be required to pay to Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the merger agreement in connection with the transactions contemplated thereby;

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities;

•	we could be subject to costly litigation associated with the merger; and

•
our current and prospective employees may be uncertain about their future roles and relationships with Attunity following completion of the merger. This uncertainty may adversely affect our ability to attract and retain key personnel.

Our obligation to pay a termination fee under certain circumstances and the restrictions on our ability to solicit or engage in negotiations with respect to other acquisition proposals may discourage other transactions that may be favorable to our shareholders.

Until the merger is completed or the merger agreement is terminated, with limited exceptions, the merger agreement prohibits us from entering into, soliciting or engaging in negotiations with respect to acquisition proposals or other business combinations. If Attunity terminates the merger agreement prior to the receipt of the approval of the merger by Attunity’s shareholders and Attunity enters into an alternative transaction agreement with respect to an alternative acquisition proposal concurrently with the termination of the merger agreement, Attunity is required to pay to Parent a termination fee of approximately $19.6 million. Furthermore, Attunity is also required to pay to Parent a termination fee of $19.6 million if (a) after the date of the merger agreement and at or prior to the date of the extraordinary general meeting an acquisition proposal has been publicly announced and not publicly withdrawn or otherwise abandoned, (b) either Attunity or Parent terminates the merger agreement as a result of the failure to obtain the approval of the merger by Attunity’s shareholders, and (c) within 12 months after such termination, Attunity enters into a definitive agreement to effect any acquisition proposal, which is subsequently consummated (regardless of whether such consummation occurs within such 12 month period). Attunity is also required to pay to Parent the termination fee if Parent terminates the merger agreement as a result of (i) the Board changing or withdrawing its recommendation of the merger or (ii) Attunity materially breaching its obligations regarding solicitation of alternative acquisition proposals. In addition, in certain circumstances in which we or Parent terminate the merger agreement and we are not required to pay the termination fee, we may still be required to pay Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates in connection with the transactions contemplated thereby. These provisions could discourage other companies from proposing alternative transactions that may be more favorable to our shareholders than the merger.

If the merger is not consummated by August 21, 2019, either we or Parent may, under certain circumstances that may be beyond our control, choose not to proceed with the merger.

The merger is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Merger Agreement—Conditions to the Merger” beginning on page 90 and set forth in the merger agreement. The fulfillment of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the merger, and the expiration or termination of the waiting period under the United States Hart‑Scott‑Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”) and the Austrian Cartel Act 2005 (the “Cartel Act”). If the merger has not been completed by August 21, 2019, either Attunity or Parent may terminate the merger agreement, except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement.

SUMMARY

This summary highlights selected information from this document and may not contain all of the information that is important to you.  To understand the merger fully, you should read carefully this entire document, its annexes and the documents we refer to.  See “Where You Can Find More Information.” The merger agreement is attached as Annex A to this document and is incorporated by reference into this proxy statement.  We encourage you to read it in its entirety, as it is the most important legal document that governs the merger.

The Companies

Attunity Ltd.
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba 4464321, Israel

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data where and when needed, across the maze of heterogeneous systems making up today’s information technology environment. Our software is commonly used for projects such as cloud migrations, Hadoop and data lakes, data warehousing, modern analytics and artificial intelligence (AI), BI and reporting, data migration and modernization, and data consolidation and distribution. Through direct sales as well as distribution, original equipment manufacturer (“OEM”) agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain.

QlikTech International AB
c/o Qlik Technologies Inc.
211 S. Gulph Rd., Suite 500
King of Prussia, Pennsylvania 19406

QlikTech International AB is a Swedish wholly-owned indirect subsidiary of Qlik Technologies Inc. (“Qlik Technologies”).

Joffiger Ltd.
c/o Qlik Technologies Inc.
211 S. Gulph Rd., Suite 500
King of Prussia, Pennsylvania 19406

Merger Sub is a newly-formed, wholly-owned subsidiary of Parent.  Parent formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted and will not conduct any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Project Alpha Intermediate Holding, Inc.
c/o Qlik Technologies Inc.
211 S. Gulph Rd., Suite 500
King of Prussia, Pennsylvania 19406

Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”) is the sole owner of Qlik Technologies’ equity interest.

Qlik Technologies Inc.
211 S. Gulph Rd., Suite 500
King of Prussia, Pennsylvania 19406

     Qlik Technologies is a leader in data analytics. Qlik Technologies’ end-to-end data management and analytics platform brings together all of an organization’s data from any source, enabling people at any skill level to use their curiosity to uncover new insights. Companies use Qlik Technologies to see more deeply into customer behavior, reinvent business processes, discover new revenue streams, and balance risk and reward. Qlik Technologies does business in more than 100 countries and serves over 48,000 customers around the world.

     Parent, Merger Sub, Ultimate Parent and Qlik Technologies are each affiliated with Thoma Bravo Fund XII, L.P. and with Thoma Bravo, LLC (“Thoma Bravo”). Thoma Bravo is a leading private equity investment firm building on a 30+ year history of providing equity and strategic support to experienced management teams and growing companies.

See “The Companies” beginning on page 33.

Attunity’s Reasons for Approval of the Merger; Recommendation of the Attunity Board of Directors

After careful consideration, Attunity’s board of directors (the “Board” or our “Board of Directors”) has:

•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Attunity to its creditors;

•	unanimously approved the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	determined to recommend that Attunity’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement.

Our Board of Directors recommends that you vote FOR the approval of the merger proposal.

In reaching its decision to unanimously approve the merger proposal and to recommend that Attunity shareholders vote to approve the merger proposal, our Board of Directors consulted with Attunity’s management and Attunity’s financial and legal advisors and considered a number of strategic, financial and other factors, as described under “The Merger—Reasons for Approval of the Merger; Recommendation of the Board.”

Opinion of Attunity’s Financial Advisor

Pursuant to an engagement letter dated December 8, 2018, the Company retained J.P. Morgan Securities LLC (“J.P. Morgan”) as its financial advisor in connection with the proposed merger.

At a meeting of the Board of Directors on February 20, 2019, J.P. Morgan rendered its oral opinion to the Board of Directors that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 20, 2019 oral opinion by delivering its written opinion to the Board of Directors, dated February 21, 2019, that, as of such date, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated February 21, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the full text of the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations to the review undertaken by J.P. Morgan in preparing its opinion. J.P. Morgan’s written opinion was addressed to the Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the fairness of the consideration to be paid in the merger to the holders of ordinary shares and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed merger or any other matter.

For more information, see the section entitled “The Merger—Opinion of Attunity’s Financial Advisor” and Annex B to this proxy statement.

Interests of Certain Persons; Share Ownership of Attunity Directors and Executive Officers

When considering the recommendation by the Board of Directors to vote FOR the merger proposal, you should be aware that executive officers and directors of Attunity may have interests in the merger that are different from, or in addition to, your interests, including:

•
Acceleration of Vesting of Unvested Share Options and RSUs; Value Attributable to Outstanding Vested and Unvested Share Options and RSUs.  Each outstanding and unexercised share option to purchase one ordinary share of Attunity issued under the Company Share Plans, whether or not then vested, will be accelerated (except that any such option that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting) and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $23.50 over (B) the exercise price for the ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment.  In addition, each RSU outstanding under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment, provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with Section 409A of the Code, (ii) the payment of any such consideration to Israeli persons shall be made in a manner that complies with Section 102(b)(3) of the Ordinance and (iii) in regard to any RSUs that are not vested at the effective time (either pursuant to their terms or upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement), the consideration payable in exchange for such RSUs will be paid, subject to certain exceptions, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time (except that any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting).

•
Indemnification and Insurance.  Our executive officers and directors will also benefit from the indemnification provisions contained in the merger agreement with respect to their acts or omissions as executive officers or directors of Attunity prior to the effective time of the merger.  In accordance with the merger agreement and subject to the approval of the merger proposal at the extraordinary general meeting, Attunity intends to acquire a run-off directors’ and officers’ liability insurance for seven years after the effective time of the merger. See “The Merger—Interests of Certain of Attunity’s Executive Officers and Directors in the Merger—Indemnification and Insurance.”

•
Change in Control Provisions of Employment Arrangements. Some of our executive officers are entitled to (1) accelerated vesting of outstanding options and other equity-based grants granted to them in connection with a change in control of the Company (as described above) and (2) an extended period of up to twelve months of termination notice in connection with a termination of employment within one year following a change in control of the Company, in each case, pursuant to such executive officers’ individual employment or change of control agreements that were in place prior to the execution of the merger agreement.

As of the record date for the extraordinary general meeting, the directors and executive officers of Attunity, as a group, beneficially owned in the aggregate approximately 8.8% of the outstanding Attunity ordinary shares.

See “The Merger—Interests of Certain of Attunity’s Executive Officers and Directors in the Merger”, “Proposal 2: The Director Proposal”, “The Merger—Effect of the Merger on Company Share Plans” and “Share Ownership of Certain Beneficial Owners, Directors and Executive Officers of Attunity.”

The Merger Agreement

The merger agreement is attached as Annex A to this document.  You should read the merger agreement carefully in its entirety.  It is the most important legal document governing the merger.  See “The Merger Agreement.”

Structure of the Merger

The merger is being effected as a merger between Attunity and Merger Sub under the Companies Law.  In the merger, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into Attunity.  Attunity will be the surviving company of the merger and will become a wholly-owned subsidiary of Parent.  See “The Merger Agreement—The Merger.”

Consideration

If the merger is completed, each holder of ordinary shares of Attunity at the effective time of the merger will be entitled to receive $23.50 per share in cash, without interest and less any applicable withholding taxes.  See “The Merger—Effects of the Merger on Our Ordinary Shares,” and “The Merger Agreement—The Merger Consideration and the Conversion of Share Capital.”

Treatment of Share Options and RSUs Outstanding under our Company Share Plans

As of the effective time of the merger, the Company Share Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Attunity or its subsidiaries will be cancelled.

At the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of Attunity, whether or not then vested, will be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the excess, if any, of (A) $23.50 over (B) the exercise price for the ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment, provided that any such option that that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting. If the exercise price per ordinary share subject to any option is equal to or greater than $23.50, such option shall be canceled without payment of any consideration.

In addition, each RSU outstanding under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment, provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with the Code, (ii) the payment of any such consideration to Israeli persons shall be made in a manner that complies with Section 102(b)(3) of the Ordinance and (iii) in regard to any RSUs that are not vested at the effective time (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement), the consideration payable in exchange for such RSUs will be paid, subject to certain exceptions, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time, and provided that any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting. In addition, under the merger agreement, all performance-based RSUs are deemed to be fully vested at target levels of achievement for purposes of the merger agreement.

See “The Merger—Effect of the Merger on Company Share Plans” for additional details regarding the treatment of share options and RSUs under the merger agreement, including with respect to the acceleration of vesting of some of the outstanding RSUs.

The Extraordinary General Meeting of Attunity’s Shareholders

Date, Time, Place and Agenda.  The extraordinary general meeting is scheduled to be held at the principal executive offices of Attunity, located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, at 10:00 a.m. (Israel time), on April 7, 2019.

The meeting is being held for the purpose of considering and voting upon a proposal to approve the acquisition of Attunity by Parent, including the approval of: (i) the merger agreement; (ii) the merger on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Companies Law, following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement (the “merger proposal”). In addition, at the extraordinary general meeting you will be asked to consider and vote upon a proposal to clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to our non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options) (the “director proposal”).

We do not currently expect there to be any other matters on the agenda at the extraordinary general meeting; however, if any other matter is properly presented at the extraordinary general meeting, including voting on the adjournment or postponement of the extraordinary general meeting, the persons named in the enclosed proxy card will vote upon such matters in accordance with their discretion.

Record Date.  Attunity has fixed March 4, 2019 as the record date for the extraordinary general meeting.  If you were an Attunity shareholder at the close of business on the record date, you are entitled to vote on matters that come before the Attunity extraordinary general meeting.  As of the record date, there are 21,933,797 ordinary shares entitled to be voted at the extraordinary general meeting.

Required Vote.  Provided that a quorum is present, the adoption and approval of each of the merger proposal and the director proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, in the case of Item 1 (the merger proposal), excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates (each, a “Parent Affiliate”).  See “The Extraordinary General Meeting.”

Financing of the Merger

     We anticipate that the total funds needed by Parent to complete the merger and the related transactions will be approximately $580 million, which will be funded via debt financing described below, as well as Parent’s cash on hand. This amount includes funds needed to (i) pay our shareholders the amounts due to them under the merger agreement; (ii) make payments due as of the effective time in respect of our outstanding equity-based awards pursuant to the merger agreement; and (iii) pay all fees and expenses payable by Parent and Merger Sub under the merger agreement and Ultimate Parent’s agreements with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (the “Debt Financing Sources”).

      In connection with the merger, Ultimate Parent has obtained debt financing commitments from the Debt Financing Sources, pursuant to which they have committed to provide Ultimate Parent with $489 million as an incremental term loan under an existing senior credit facility, which will be available to fund a portion of the payments contemplated by the merger agreement. However, the obligation of Parent and Merger Sub to consummate the Merger is not subject to any financing condition.

     For more information, see the section of this proxy statement captioned “The Merger — Financing of the Merger”.

 Conditions to the Merger

The parties will complete the merger only if the parties satisfy or waive several conditions. The conditions include, among others:

Conditions to Each Party’s Obligations.

•	the Attunity shareholders have approved the merger agreement;

•
the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period (and any extension thereof) under applicable antitrust laws have occurred or been granted;

•
fifty days shall have elapsed after the date of the filing of the merger proposal with the Israel Companies Registrar, and thirty days shall have elapsed after the day of approval of the merger by shareholders of each of Attunity and Merger Sub; and

•
no governmental entity of competent jurisdiction has (i) enacted, issued or promulgated any law which is in effect and which has the effect of making the merger illegal or otherwise preventing the consummation of the merger or (ii) issued or granted any order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the merger.

Conditions to Parent’s and Merger Sub’s Obligations.

•	Accuracy of representations and warranties of Attunity in the merger agreement, subject to certain qualifiers;

•	Attunity has not materially breached the obligations that are to be performed by it under the merger agreement;

•	the delivery of an officer’s certificate by Attunity certifying that the above conditions have been satisfied; and

•	no material adverse effect with respect to Attunity has occurred since the execution and delivery of the merger agreement and that is continuing.

Conditions to Attunity’s Obligations.

•	Accuracy of representations and warranties of Parent and Merger Sub in the merger agreement, subject to certain qualifiers;

•	Each of Parent and Merger Sub has not materially breached the obligations that are to be performed by it under the merger agreement; and

•	the delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

See “The Merger Agreement—Conditions to the Merger.”

Termination of the Merger Agreement

Parent and Attunity can agree to terminate the merger agreement by mutual written consent at any time prior to the effective time of the merger, whether before or after approval of the merger by Attunity’s shareholders.  In addition, either Parent or Attunity can terminate the merger agreement if any of the following, among other things, occurs:

•
a governmental entity has issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur and such act or failure to act constitutes a breach of the merger agreement;

•
the merger is not consummated by August 21, 2019 (such date referred to as the “outside date”), except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or

•	the approval of the merger by the Attunity shareholders is not obtained at the extraordinary general meeting.

 The merger agreement may also be terminated by Attunity under any of the following circumstances:

•
if, prior to the approval of the merger by the Attunity shareholders,  Attunity has received a superior proposal and, to the extent permitted by and effected in accordance with the merger agreement, the Board of Directors approves, and Attunity, concurrently with the termination of the merger agreement, enters into an alternative transaction agreement with respect to such superior proposal, except that any purported termination pursuant to this circumstance will be void and of no force or effect if Attunity does not timely pay the full the termination fee to Parent;

•
at any time prior to the effective time of the merger agreement, Attunity has not breached any of its representations, warranties or covenants under the merger agreement in any material respect, and Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date, it being understood that Attunity shall not be permitted to terminate the merger agreement if Parent is using commercially reasonable efforts to cure such breach; or

•
(i) all of the conditions to each party’s obligations have been satisfied and the conditions to Parent’s and Merger Sub’s obligations have been satisfied (other than those conditions to be satisfied at the closing, each of which is capable of being satisfied at the closing), (ii) Parent or Merger Sub have failed to consummate the merger on the latest date the closing can occur, (iii) Attunity has notified Parent in writing that it is ready, willing and able to consummate the merger and the conditions to Attunity’s obligations have been satisfied (other than those conditions to be satisfied at the closing, each of which is capable of being satisfied at the closing) or it is willing to waive any unsatisfied conditions, (iv) Attunity has given Parent written notice at least three business days prior to such termination stating its intention to terminate the merger agreement if Parent and Merger Sub fail to consummate the merger and (v) Parent and Merger Sub fail to consummate the merger on the later of the expiration of such three business days period and the date set forth in the notice.

The merger agreement may also be terminated by Parent under any of the following circumstances:

•
at any time prior to the effective time of the merger, Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement in any material respect, and Attunity has breached any of its representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and Attunity cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 business days following written notice of the breach and (b) the second business day prior to the outside date, it being understood that Parent shall not be permitted to terminate the merger agreement if Attunity is using commercially reasonable efforts to cure such breach;

•
at any time prior to the receipt of the approval of the merger by the Attunity shareholders if the Board of Directors (or a committee thereof) has effected a company board recommendation change which has not been withdrawn; or

•	if Attunity has willfully and materially breached any of its obligations in regard to not soliciting alternative acquisition proposals or in regard to the company board recommendation.

See “The Merger Agreement—Termination of the Merger Agreement.”

No Solicitation of Acquisition Proposals

The merger agreement contains detailed provisions restricting Attunity’s right to solicit acquisition proposals.

See “The Merger Agreement—No Solicitation.”

Termination Fees and Expense Reimbursement

Attunity is required to pay to Parent a termination fee of approximately $19.6 million if the merger agreement is terminated under any of the following circumstances:

•
(a) after the date of the merger agreement and at or prior to the date of the extraordinary general meeting an acquisition proposal has been publicly announced and not publicly withdrawn or otherwise abandoned, (b) either Attunity or Parent terminates the merger agreement as a result of the failure to obtain the approval of the merger by the Attunity shareholders, and (c) within 12 months after such termination Attunity enters into a definitive agreement to effect any acquisition proposal and such definitive agreement is subsequently completed (regardless of whether such consummation occurs within such twelve-month period) (for purposes of determining whether the termination fee is payable under this circumstance, all references to “25%” in the definition of “acquisition proposal” will be deemed to be references to “51%”);

•
Attunity terminates the merger agreement prior to the receipt of the approval of the merger by the Attunity shareholders and Attunity enters into an alternative transaction agreement with respect to a superior proposal concurrently with the termination of the merger agreement;

•	Parent terminates the merger agreement as a result of a company board recommendation change that has not been withdrawn; or

•
Parent terminates the merger agreement if Attunity has willfully and materially breached any of its obligations in regard to not soliciting alternative acquisition proposals or in regard to the company board recommendation.

In the event the merger agreement is terminated (i) either by Attunity or Parent if the approval of the merger by the Attunity shareholders is not obtained at the extraordinary general meeting or (ii) by Parent if at any time prior to the effective time of the merger Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement in any material respect, and Attunity has breached any of its representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and Attunity cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date, under circumstances in which Attunity is not required to pay the termination fee set forth above and as of the time of such termination Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement, within five business days of written demand from Parent, Attunity will pay to Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the merger agreement in connection with the transactions contemplated thereby (including the debt financing) (the  “parent expenses”), provided that the existence of circumstances which could require the termination fee set forth above to become subsequently payable by Attunity shall not relieve Attunity of its obligations to pay the parent expenses, and provided further that the payment by Attunity of the parent expenses will not relieve Attunity of any subsequent obligation to pay Parent the termination fee set forth above.

Parent is required to pay to Attunity a termination fee (such fee, the “Parent termination fee”) of approximately $40.9 million if the merger agreement is terminated:

•
by Attunity at any time prior to the effective time of the merger agreement, if Attunity has not breached any of its representations, warranties or covenants under the merger agreement in any material respect, and Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date (but only if the failure to satisfy the conditions specified therein results from a willful and material breach by Parent or Merger Sub of any of their respective representations, warranties covenants or agreements contained in the merger agreement); or

•
by Attunity if (i) all of the conditions to each party’s obligations have been satisfied and the conditions to Parent’s and Merger Sub’s obligations have been satisfied (other than those conditions to be satisfied at the closing, each of which is capable of being satisfied at the closing), (ii) Parent or Merger Sub have failed to consummate the merger on the latest date the closing can occur, (iii) Attunity has notified Parent in writing that it is ready, willing and able to consummate the merger and the conditions to Attunity’s obligations have been satisfied (other than those conditions to be satisfied at the closing, each of which is capable of being satisfied at the closing) or it is willing to waive any unsatisfied conditions, (iv) Attunity has given Parent written notice at least three business days prior to such termination stating its intention to terminate the merger agreement if Parent and Merger Sub fail to consummate the merger and (v) Parent and Merger Sub fail to consummate the merger on the later of the expiration of such three business days period and the date set forth in the notice; or

•
by Attunity or Parent if the merger is not consummated by the outside date, but only at a time when Attunity would have been entitled to terminate the merger agreement pursuant to the two immediately-preceding bullet points.

All fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated, except as described above.

See “The Merger Agreement—Termination Fees and Expense Reimbursement.”

Absence of Appraisal Rights

Under Israeli law, holders of Attunity ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Regulatory Approvals

In connection with the merger agreement, Parent and Attunity are required to file notifications with certain governmental authorities, including under the HSR Act and the Cartel Act, and be subject to a waiting period that must either be terminated or expire before the merger can be completed. Attunity is also required to provide a notice to the Israeli National Authority for Technological Innovation (the “Innovation Authority”), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, regarding the change in ownership of Attunity effected as a result of the merger. Following the closing, Parent is required to provide a related undertaking to the Innovation Authority.

See “The Merger—Regulatory Matters.”

Material U.S. Federal and Israeli Income Tax Consequences

The receipt by a U.S. Holder of cash in exchange for Attunity ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.

See the section of this document titled “The Merger—Material U.S. Federal and Israeli Income Tax Consequences for a summary discussion of material U.S. federal income tax consequences of the merger to U.S. Holders and material Israeli tax consequences in connection with the merger.  You should consult your tax advisor about the particular tax consequences of the merger to you.

The Voting Agreements

Shimon Alon, Mark Logan, Dror Harel-Elkayam, Itamar Ankorion and Erez Zeevi, directors and officers who collectively hold approximately 6.8% of the outstanding shares of Attunity on the date of the merger agreement, have entered into voting agreements, pursuant to which each of them agreed to vote their shares of Attunity:

•	in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement;

•	against any acquisition proposal or any transaction that is the subject of an acquisition proposal; and

•
in favor of any adjournment or postponement of the extraordinary general meeting or other meeting recommended by the Board of Directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled, as applicable.

The form of voting agreement is attached as Annex A to the enclosed proxy statement. See “The Voting Agreements.”

The Guarantees

Each of Ultimate Parent and Qlik Technologies absolutely, unconditionally and irrevocably guaranteed the payment and the prompt and full discharge and performance, in accordance with the terms of the merger agreement, of all covenants, obligations, liabilities and indemnities of Parent and Merger Sub under the merger agreement (including the financing obligations described above under “Financing of the Merger”) at or prior to the closing.

See “The Merger Agreement—Guarantees.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements.  Forward-looking statements are subject to risks and uncertainties.  These forward-looking statements include, without limitation, statements contained in the sections of this proxy statement entitled “Questions and Answers about the Extraordinary General Meeting and the Merger,” “Summary” and “The Merger” and in statements containing words such as “believes,” “estimates,” “anticipates,” “intends,” “continues,” “contemplates,” “expects,” “may,” “will,” “could,” “should,” or “would” or other similar words or phrases.  These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements.  These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this document or elsewhere.  In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors, including, among others:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceedings that may be instituted against Attunity and others relating to the merger agreement;

•	the failure of the merger to close for any other reason;

•
risks that the proposed transaction disrupts current plans and operations and the potential difficulties in employee retention as a result of the merger, and the effect of the announcement of the merger on operating results and business generally;

•	the distraction of our management resulting from the proposed transaction; and

•
other risks detailed in our current filings with the SEC, including those set forth under the caption “Risk Factors” in our most recent annual report on Form 20-F.  See the section of this proxy statement entitled “Where You Can Find More Information” beginning on page 103.

Because these forward-looking statements involve risks and uncertainties, actual results could differ materially from those expressed or implied by the forward-looking statements in this document and the documents incorporated by reference into this document.  The business, financial condition or results of operations of Attunity or the combined company could be materially adversely affected by any of these factors.  Attunity does not undertake any obligation to revise or update any forward-looking statements to reflect any event or circumstance that arises after the date of this document, except as required by law.  The cautionary statements made in this document should be read as being applicable to all related forward-looking statements wherever they appear in this document and the documents incorporated by reference into this document.

MARKET PRICE AND DIVIDEND DATA

Attunity ordinary shares are traded on the NASDAQ Capital Market under the symbol “ATTU.”  Attunity’s fiscal year ends on December 31.

The following table sets forth, for each of the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Capital Market.

	NASDAQ Global Market
Year	High	Low
2014	$12.00	$5.83
2015	$16.25	$8.75
2016	$12.52	$4.15
2017	$9.54	$5.65
2018	$23.85	$6.51

Quarterly Share Information

The following table sets forth, for each of the financial quarters in the years indicated, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
2017
First Quarter	$9.54	$5.65
Second Quarter	$8.24	$6.56
Third Quarter	$7.66	$6.25
Fourth Quarter	$8.15	$6.27

2018
First Quarter	$7.68	$6.51
Second Quarter	$12.39	$6.97
Third Quarter	$22.11	$11.40
Fourth Quarter	$23.85	$14.35

2019
First Quarter (through March 14, 2019)	$27.32	$18.74

Monthly Share Information

The following table sets forth, for the most recent six months, the high and low market prices of our ordinary shares on the NASDAQ Global Market:

	NASDAQ Global Market
	High	Low
September 2018	$20.67	$16.79
October 2018	$18.99	$14.35
November 2018	$23.85	$17.71
December 2018	$23.40	$16.77
January 2019	$27.32	$18.74
February 2019	$25.18	$19.25
March 2019 (through March 14, 2019)	$23.45	$23.30

We have not declared or paid cash dividends on our ordinary shares.  Our current policy is to retain earnings for use in our business.

THE EXTRAORDINARY GENERAL MEETING

General; Date; Time and Place

This document is furnished in connection with the solicitation of proxies by Attunity’s board of directors for use at Attunity’s extraordinary general meeting.  The extraordinary general meeting will be held at the principal executive offices of Attunity, located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel on April 7, 2019 at 10:00 a.m. (Israel time), unless it is postponed or adjourned.

Purpose of the Extraordinary General Meeting

At the extraordinary general meeting you will be asked to consider and vote upon a proposal to approve the acquisition of Attunity by Parent, including the approval of: (i) the merger agreement; (ii) the merger  on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Companies Law, 1999, following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash, without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement (the “merger proposal”). At the extraordinary general meeting you will also be asked to consider and vote upon a proposal to clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to our non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 restricted share units and 10,024 stock options) (the “director proposal”).

You also will be asked to consider and, as applicable, vote upon, any other business that may properly come before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting, including voting on the adjournment or postponement of such meetings.  Attunity currently does not contemplate that any other matters will be considered at the extraordinary general meeting.

Shareholders Entitled to Vote; Record Date

Shareholders of record who held Attunity ordinary shares at the close of business on March 4, 2019 (the “record date”) are entitled to notice of, and to vote at, the extraordinary general meeting.  In addition, shareholders who, as of the record date, held ordinary shares through a bank, broker or other nominee which is a shareholder of record of Attunity or which appears in the participant list of a securities depository, are considered to be beneficial owners of shares held in street name.  These proxy materials are being forwarded to beneficial owners by their bank, broker or other nominee that is considered the holder of record.  Beneficial owners have the right to direct how their shares should be voted and are also invited to attend the extraordinary general meeting, but may not actually vote their shares in person at the meeting unless obtaining, prior to the meeting, a legal proxy from such bank, broker or other nominee that authorizes them to vote their shares.

As of the record date, there were 21,933,797 ordinary shares issued, outstanding and entitled to vote at the extraordinary general meeting.

Recommendation of the Board of Directors

After careful consideration, the board of directors of Attunity (the “Board” or our “Board of Directors”) has:

•
determined that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Attunity to its creditors;

•	approved the merger agreement, the merger, the merger consideration, and the other transactions and arrangements contemplated under the merger agreement; and

•
determined to recommend that Attunity’s shareholders approve the merger agreement, the merger, the merger consideration, and the other transactions and arrangements contemplated under the merger agreement.

Accordingly, our Board of Directors of Attunity recommends that you vote FOR the merger proposal and FOR the director proposal.

Quorum and Voting

Pursuant to Attunity’s Amended and Restated Articles of Association, the quorum required for the extraordinary general meeting consists of at least two shareholders present, in person or by proxy, who hold or represent in the aggregate at least 25% of the voting power in Attunity.  If a quorum is not present within thirty minutes from the time appointed for the extraordinary general meeting, the extraordinary general meeting will stand adjourned either (a) to the same day in the next week, at the same time and place, (b) to such day and at such time and place as indicated in the notice of such meeting, or (c) to such day and at such time and place as the Chairman of the extraordinary general meeting shall determine (which may be earlier or later than the date pursuant to clause (a) above) and Attunity will not be obligated to give notice to the shareholders of the adjourned meeting.  At the adjourned meeting, any matter that was to be addressed during the extraordinary general meeting will be addressed, provided at least two shareholders are present in person or by proxy, regardless of the voting power in Attunity held by them.

Banks, brokers and other nominees who hold shares in “street name” for clients typically have authority to vote on “routine” proposals even when they have not received instructions from beneficial owners, absent specific instructions from the beneficial owner of the shares to the contrary.  However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of non-routine matters, such as adoption and approval of a merger and approval of the director proposal.  On each of the merger proposal and the director proposal, if a beneficial owner does not provide instructions to his, her or its bank, broker or other nominee, the shares will not be voted (referred to as a “broker non-vote”). However, broker non-votes and abstentions will be treated as neither a vote “for” nor “against” any matter, although they will be counted as present in determining whether a quorum is present.

On each of the merger proposal and the director proposal to be submitted to the shareholders for consideration at the extraordinary general meeting, only ordinary shares that are voted on such proposal will be counted toward determining whether such proposal is approved.  Ordinary shares present at the extraordinary general meeting that are not voted on either the merger proposal or director proposal, or ordinary shares present by proxy where their holder properly withheld authority to vote on such proposal (including broker non-votes), will not be counted in determining whether such proposal is approved by shareholders.

Each ordinary share is entitled to one vote on the merger proposal, the director proposal or any other item that comes before the extraordinary general meeting, If two or more persons are registered as joint holders of any ordinary share, the right to attend the extraordinary general meeting will be conferred upon each of such joint owners, but the right to vote at the extraordinary general meeting and/or the right to be counted as part of the quorum thereat will be conferred exclusively upon the more senior among the joint holders attending the extraordinary general meeting, in person or by proxy.  For this purpose, seniority will be determined by the order in which the names appear in Attunity’s shareholder register.

Voting Results

The preliminary voting results will be announced at the extraordinary general meeting.  The final voting results will be tallied by Attunity’s corporate secretary based on the information provided by Attunity’s transfer agent and will be published following the extraordinary general meeting on a Report of Foreign Private Issuer on Form 6-K.

Voting of Proxies

Shares Registered in Your Name. If you a record shareholder, your signed proxy card must be received at our Israeli offices by 10:00 a.m. (Israel time) on April 5, 2019 to be validly included in the tally of ordinary shares voted at the extraordinary general meeting.  If submitted to our transfer agent, American Stock Transfer & Trust Company, LLC, located at 6201 15th Ave., Brooklyn, NY 11219, a signed proxy card must be received by 9:00 a.m., EDT, on April 5, 2019, to be counted towards the tally of ordinary shares so voted. In the alternative, a proxy card may be presented in person to the chairman of the extraordinary general meeting at such meeting in order to be counted towards the tally of votes at the meeting.  If you are a record shareholder and attend the extraordinary general meeting, you may vote in person, and if you so vote, your proxy will not be used.

Even if you plan to attend the extraordinary general meeting, if you hold your shares in your own name as the shareholder of record, please vote your shares using a proxy.  DO NOT enclose or return your share certificate(s) with your proxy.  Properly executed proxies that do not contain voting instructions will be voted in favor of the merger proposal unless you indicate on the proxy card that you are a Parent Affiliate.

Shares Held in Street Name. If your shares are held in a stock brokerage account or by a bank, broker or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.”  If that is the case, you may instruct your bank, broker or other nominee how to vote by completing and returning the proxy card provided by your bank, broker or other nominee.  If you plan to attend the extraordinary general meeting, you will need a proxy from your bank, broker or other nominee in order to be given a ballot to vote the shares.

Revoking or Changing Your Vote

Shares Registered in Your Name.  Any proxy you give pursuant to this solicitation may be revoked by you at any time before it is voted.  Proxies may be revoked by one of three ways:

•	you can send a written notice stating that you would like to revoke your proxy, which must be received at our Israeli offices by 10:00 a.m., Israel time, on April 5, 2019;

•	you can complete and submit a new proxy card dated later than the first proxy card, which must be received no later than the deadline applicable to a notice of revocation, as described above; or

•
you can attend the extraordinary general meeting and file a written notice of revocation or make an oral notice of revocation of your proxy with the Chairman of the extraordinary general meeting and then vote in person.  Your attendance at the extraordinary general meeting will not revoke your proxy in and of itself.

Any written notice of revocation or subsequent proxy submitted to us in advance of the extraordinary general meeting should be delivered to our principal executive offices, located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Chief Financial Officer or hand-delivered to our Chairman of the Board at or before the taking of the vote at the extraordinary general meeting.

Shares Held in Street Name.  If your shares are held in a stock brokerage account or by a bank or other nominee, in order to change your voting instructions, you must follow the directions from your broker, bank or other nominee to change those instructions.

The Proxy

Dror Harel-Elkayam and Yana Menaker, each individually, will serve as proxies for shareholders of Attunity under the enclosed form of proxy with respect to the matters to be voted upon at the extraordinary general meeting.

Required Vote for each of the Merger Proposal and the Director Proposal

Provided that a quorum is present, the adoption and approval of each of the merger proposal and the director proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and, with respect to Item 1 (the merger proposal),  excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates (each, a “Parent Affiliate”).  If you are not a Parent Affiliate, in order for your vote to count in respect of both the ordinary majority and the special tally of non- Parent Affiliates required for approval of the merger proposal, you must affirm in the proxy card that you are not a Parent Affiliate (by checking the box “YES” in Item 1A of the proxy card). If you do not affirm, your vote will not count towards the majority of votes cast that is required for approval of the merger proposal.

By completing, signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not a Parent Affiliate. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or contact the Company's Corporate Secretary at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Share Ownership of Attunity Directors and Executive Officers

As of the record date for the extraordinary general meeting, directors and executive officers of Attunity beneficially owned, in the aggregate, approximately 8.8% of the Attunity ordinary shares outstanding. Some of those shares are subject to the voting agreement described further below in this proxy statement pursuant to which certain of our directors and executive officers holding those shares have agreed to vote in favor of the merger proposal.

Solicitation of Proxies

In addition to solicitation by mail, directors, officers and employees of Attunity may solicit proxies for the extraordinary general meeting from Attunity’s shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.  Arrangements also will be made with bankers, brokers and other nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of Attunity ordinary shares held of record by those persons, and Attunity will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

Please do not send in any Attunity share certificates with your proxy cards or voting instruction cards.

Attending the Attunity Extraordinary General Meeting

Only Attunity’s shareholders, including joint holders, who held shares of record as of the close of business on March 4, 2019 and other persons holding valid proxies for the extraordinary general meeting are entitled to attend the extraordinary general meeting.  All shareholders and their proxies should be prepared to present photo identification.  In addition, if you are a record holder, your name is subject to verification against the list of record holders on the record date prior to being admitted to the extraordinary general meeting.  Attunity’s shareholders who are not record holders but hold shares through a bank, broker or other nominee in “street name” should be prepared to provide proof of beneficial ownership on the record date, such as a recent account statement as of March 4, 2019, or similar evidence of ownership.  A “street name” holder who wishes to vote his, her or its ordinary shares at the meeting will furthermore need to present a proxy from the bank, broker or other nominee through which the share are held. If you do not provide photo identification or comply with the other procedures outlined above upon request, you will not be admitted to the extraordinary general meeting.

Contact for Questions and Assistance in Voting

If you have a question about the merger or how to vote or revoke a proxy you should contact:

Attunity Ltd.
c/o Dror Harel-Elkayam
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321
Israel
Tel: +972-9–899-3011
Email: dror.elkayam@attunity.com

or

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers, call collect: (212) 269-5550
All others, call toll free: (866) 356-7813
E-mail: ATTU@dfking.com

Other Matters

Attunity is not aware of any other business to be acted upon at the extraordinary general meeting.  If, however, other matters are properly brought before the extraordinary general meeting or any adjournment or postponement of the extraordinary general meeting, the persons named as proxy holders will each have discretion to act on those matters, including to vote in their discretion to adjourn or postpone the extraordinary general meeting or any adjournment or postponement thereof.

To the extent you would like to submit a position statement with respect to any of proposals described in this proxy statement pursuant to the Companies Law, you may do so by delivery of appropriate notice to the Company’s offices located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, Attention: Corporate Secretary, not later than 10 days prior to the meeting date. Position statements must be in English and otherwise must comply with applicable law. Any valid position statement will be furnished by the Company to the SEC on a Current Report on Form 6-K, and will be made available to the public on the SEC’s website at http://www.sec.gov.

PROPOSAL 1: THE MERGER PROPOSAL

THE COMPANIES

Attunity Ltd.

We are a leading provider of data integration and Big Data management software solutions that enable availability, delivery and management of data across heterogeneous enterprise platforms, organizations, and the cloud.

Our software solutions benefit our customers’ businesses by enabling real-time access and availability of data where and when needed, across the maze of heterogeneous systems making up today’s information technology environment. Our software is commonly used for projects such as cloud migrations, Hadoop and data lakes, data warehousing, modern analytics and artificial intelligence (AI), BI and reporting, data migration and modernization, and data consolidation and distribution.

Through direct sales as well as distribution, original equipment manufacturer (“OEM”) agreements and strategic relationships with leading global-class partners, our solutions have been deployed at thousands of organizations worldwide in all areas of industry, including financial services, healthcare, insurance, energy, telecommunications, manufacturing, retail, pharmaceuticals and the supply chain.

Attunity’s mailing address and executive offices are located at 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel.

Additional information concerning Attunity is included in Attunity’s reports filed or furnished under the Exchange Act that are incorporated by reference into this document.  See “Where You Can Find More Information.”

QlikTech International AB

QlikTech International AB is a Swedish wholly-owned indirect subsidiary of Qlik Technologies Inc. (“Qlik Technologies”).

Parent’s mailing address and executive offices are located at c/o Qlik Technologies Inc., 211 S. Gulph Rd., Suite 500, King of Prussia, Pennsylvania 19406.

Joffiger Ltd.

Merger Sub is a newly-formed, wholly-owned subsidiary of Parent.  Parent formed this subsidiary as an Israeli company solely to effect the merger, and this subsidiary has not conducted any business during any period of its existence, except for activities related to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.  Upon consummation of the merger, Merger Sub will merge with and into Attunity and will cease to exist.

Merger Sub’s mailing address and executive offices are located at c/o Qlik Technologies Inc., 211 S. Gulph Rd., Suite 500, King of Prussia, Pennsylvania 19406.

Project Alpha Intermediate Holding, Inc.

Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”) is the sole owner of Qlik Technologies’ equity interest.

Ultimate Parent’s mailing address and executive offices are located at c/o Qlik Technologies Inc., 211 S. Gulph Rd., Suite 500, King of Prussia, Pennsylvania 19406.

Qlik Technologies Inc.

Qlik Technologies is a leader in data analytics. Qlik Technologies’ end-to-end data management and analytics platform brings together all of an organization’s data from any source, enabling people at any skill level to use their curiosity to uncover new insights. Companies use Qlik Technologies to see more deeply into customer behavior, reinvent business processes, discover new revenue streams, and balance risk and reward. Qlik Technologies does business in more than 100 countries and serves over 48,000 customers around the world.

Qlik Technologies Inc.’s mailing address and executive offices are located at 211 S. Gulph Rd., Suite 500, King of Prussia, Pennsylvania 19406.

Parent, Merger Sub, Ultimate Parent and Qlik Technologies are each affiliated with Thoma Bravo. Thoma Bravo is a leading private equity investment firm building on a 30+ year history of providing equity and strategic support to experienced management teams and growing companies.

THE MERGER

Background of the Merger

The following chronology summarizes the key meetings and events that led to the signing of the merger agreement. The following chronology does not purport to catalogue every conversation among the Board, members of Company management or the Company’s representatives and other parties.

As part of Attunity’s ongoing evaluation of its long-term strategic goals and plans, our Board of Directors, together with our senior management, has periodically reviewed and considered various strategic and other opportunities available to Attunity to enhance shareholder value, taking into consideration our performance, competitive dynamics, macroeconomic developments, industry trends and other conditions affecting our business. During these discussions, our Board of Directors and senior management have also noted the challenges of continuing to execute our strategy as a standalone software company, operating in a competitive market.

In August 2016, a representative of Thoma Bravo, which had recently announced its agreement to acquire Qlik Technologies Inc. (“Qlik”), contacted Mr. Shimon Alon, the Chairman of our Board of Directors and our Chief Executive Officer, by email and requested to schedule an introduction call.

From March through November 2017, Mr. Alon and other representatives of Attunity, including Mr. Itamar Ankorion, our Chief Marketing Officer, had various discussions with representatives of Thoma Bravo and Qlik during which the parties discussed their respective companies and possible areas for commercial collaboration.

In December 2017, we raised net proceeds of approximately $20.8 million in a public offering of our ordinary shares, at a price to the public of $6.75 per share (less commissions and discounts).

On February 4, 2018, a representative of Thoma Bravo and Mr. Alon had a call during which Thoma Bravo informed Mr. Alon that Qlik was interested in a potential acquisition of Attunity. Thoma Bravo stated that it intended to send a non-binding indication of interest stating that Qlik would be interested in acquiring Attunity for cash at a purchase price per share that would reflect a premium of approximately 25% over Attunity’s then market price. Mr. Alon responded that while he appreciated the interest, Attunity was growing and was focused on executing its long-term business plan. He added that, while our Board of Directors will evaluate any offer presented by Qlik, in his personal view, as the Chairman and Chief Executive Officer as well as the largest shareholder of the Company, Attunity would enhance its valuation significantly over the course of 2018 and therefore Attunity would not be interested in exploring a transaction at that time.

On February 5, 2018, Thoma Bravo sent an unsolicited, non-binding indication of interest letter indicating that Thoma Bravo and Qlik would be interested in acquiring the Company for cash at a purchase price of $8.75 per ordinary share (on a fully diluted basis). The letter also indicated that Thoma Bravo and Qlik were prepared to finance the transaction entirely with equity from Thoma Bravo’s private equity funds, and that they could complete their confirmatory diligence and execute a definitive merger agreement in 30 days or less. On February 5, 2018, the closing price of our ordinary shares was $6.79 per share.

On February 6, 2018, Mr. Alon and a representative of Thoma Bravo had a call regarding the indication of interest. Mr. Alon responded that any decision regarding the offer rested with our Board of Directors and that he would not be able to respond to such offer until after the Board convened and discussed the proposal.

On February 7, 2018, our Board held a meeting to consider Thoma Bravo and Qlik’s indication of interest. Members of Company management and representatives of the Company’s Israeli outside legal counsel, Goldfarb Seligman & Co. (“Goldfarb”), were in attendance. Representatives of Goldfarb discussed with the Board their fiduciary duties in the context of evaluating Thoma Bravo and Qlik’s indication of interest and the Board’s discretion in determining whether and how to pursue any transaction. The Board engaged in a preliminary discussion of the terms of Thoma Bravo and Qlik’s indication of interest. The Board concluded that it would require additional time to consider Thoma Bravo and Qlik’s indication of interest and any response thereto. The Board authorized Mr. Alon to inform Thoma Bravo and Qlik that the Board was evaluating the indication of interest and would respond in due course.

On February 13, 2018, Mr. Alon informed Thoma Bravo that the Board was evaluating Thoma Bravo and Qlik’s indication of interest and would respond in due course.

On February 18, 2018, our Board held a meeting to continue its consideration of Thoma Bravo and Qlik’s indication of interest. Members of Company management and representatives of Goldfarb were in attendance. Representatives of Goldfarb discussed at length with the Board their fiduciary duties in the context of evaluating Thoma Bravo and Qlik’s indication of interest and the Board’s discretion in determining whether and how to pursue any transaction. In addition, Goldfarb gave an overview of (i) the Board’s ability to reject an unsolicited acquisition offer, (ii) the Company's takeover defense profile and (iii) Thoma Bravo's recent acquisitions of publicly traded companies, and discussed possible next steps and other factors the Board may wish to consider. The Board then discussed the terms of Thoma Bravo and Qlik’s indication of interest and the preliminary views of the Board members with respect thereto. The Board also discussed the advisability of engaging a financial advisor to assist the Board in evaluating Thoma Bravo and Qlik’s indication of interest and the Company’s future prospects. The Board concluded that it should defer consideration of Thoma Bravo and Qlik’s indication of interest and any response thereto until the Board had further considered the Company’s long-term business plan and engaged a financial advisor. The Board also authorized Mr. Alon to inform Thoma Bravo and Qlik that the Board was still evaluating the indication of interest and would respond in due course. In addition, the Board determined to allow the Company to continue to explore a commercial collaboration with Qlik, provided that no sensitive information would be shared with Qlik without the prior approval of the Board.

On February 19, 2018, Mr. Alon met a representative of a financial sponsor (“Sponsor A”) who, at such representative’s request, was previously introduced to Mr. Alon by Mr. Gil Weiser, one of the Board members. At the meeting, the representative of Sponsor A said that Sponsor A may wish to explore an acquisition of the Company by one of its portfolio companies (“Portfolio A” and together with Sponsor A, “Party A”). Mr. Alon responded that, while he appreciated the interest, the Company was growing and was focused on executing its long-term business plan. The representative of Sponsor A suggested to coordinate a meeting with other representatives of Party A.

On February 21, 2018, Mr. Alon informed Thoma Bravo by email that the Board was still evaluating Thoma Bravo and Qlik’s indication of interest and would respond in due course.

On February 25, 2018, our Board held a meeting to continue its consideration of Thoma Bravo and Qlik’s indication of interest. Members of Company management and representatives of Goldfarb were in attendance. The Board further discussed the advisability of engaging a financial advisor to assist the Board in fulfilling its fiduciary duties in evaluating Thoma Bravo and Qlik’s indication of interest and the Company’s future prospects. Following such discussion, the Board authorized an advisory committee of directors, consisting of Mr. Dan Falk and Ms. Tali Alush-Aben, to explore and recommend to the Board a financial advisor to assist the Board in considering Thoma Bravo and Qlik’s indication of interest. The Board also authorized Mr. Alon to inform Thoma Bravo and Qlik that the Board was still evaluating the indication of interest and would respond in due course. Mr. Alon also reported to the Board about the approach made by Sponsor A.

On February 27, 2018, Mr. Alon had a call with a Thoma Bravo representative during which Mr. Alon informed Thoma Bravo that the Board was still evaluating Thoma Bravo and Qlik’s indication of interest and would respond in due course. Thoma Bravo suggested that Mr. Alon meet Mr. Mike Capone, the chief executive officer of Qlik.

On March 4, 2018, our Board held a meeting to continue its consideration of Thoma Bravo and Qlik’s indication of interest. Members of Company management and representatives of Goldfarb were in attendance. Mr. Alon reported on his call with Thoma Bravo to the Board. The Board then discussed, in light of the upcoming Israeli holiday season, a potential schedule for further evaluating Thoma Bravo and Qlik’s indication of interest and the expected timing for the advisory committee’s process of finding a financial advisor. The Board also authorized Mr. Alon to inform Thoma Bravo and Qlik that the Board was still evaluating the indication of interest and would respond in due course and to participate in the meeting with Mr. Capone.

On March 7, 2018, Mr. Alon informed Thoma Bravo by email that the Board had met several times to discuss and evaluate Thoma Bravo and Qlik’s indication of interest.  Mr. Alon noted that, at this time, the Board was in the process of seeking a financial advisor to further assist the Board in considering Thoma Bravo and Qlik’s indication of interest and other alternatives and that this process may take several weeks. He stated that he would update Thoma Bravo in due course.

On March 15, 2018, Mr. Alon had a call with a Thoma Bravo representative during which Mr. Alon informed Thoma Bravo that the Board was still evaluating Thoma Bravo and Qlik’s indication of interest and would respond in due course. Mr. Alon noted that the Board had formed an advisory committee that was in the process of finding a financial advisor.

On March 25, 2018, the Board held a meeting to discuss the engagement of a financial advisor. Members of Company management and representatives of Goldfarb were in attendance. The advisory committee discussed with the Board its work since the February 25, 2018 Board meeting evaluating potential financial advisors. As part of this discussion, the advisory committee outlined the material terms of the proposed engagement of J.P. Morgan and another investment banking firm with whom the advisory committee had met and discussed with the Board such firms’ experience and the prior relationships that such firms had with Thoma Bravo and Qlik. Following review of this information, the Board decided to engage J.P. Morgan as the Company’s financial advisor, subject to execution of a mutually satisfactory engagement letter. The Board also requested that Company management review its financial forecasts and assumptions and commence preparing a detailed long-term business plan for presentation to the Board for its consideration in evaluating Thoma Bravo and Qlik’s indication of interest.

On April 23, 2018, following the execution of a confidentiality agreement with Portfolio A (that included standstill obligations), members of Company management conducted a high-level management presentation with representatives of Party A at a meeting held in New York City.

On April 30, 2018, our Board held a regularly scheduled meeting to consider and approve our unaudited financial results for the first quarter of 2018. Members of Company management and representatives of Goldfarb were in attendance. As part of the Board meeting, members of Company management reported on the meeting with Party A and discussed next steps and timing with respect to evaluating Thoma Bravo and Qlik’s indication of interest, including the status of management’s preparation of a detailed long-term business plan.

On May 10, 2018, the Board held a meeting to discuss, primarily, Company management’s long-term business plan, which was provided to the Board in advance of the meeting. Members of Company management and representatives of Goldfarb were in attendance. Company management presented the Company’s long-term business plan, including financial forecasts for the five-year period of 2018 through 2022 and underlying assumptions. The Board discussed the risks, challenges and strategic opportunities facing the Company in the context of the long-term plan, including the challenges and the execution risks associated with implementing such plan. Following discussion and extensive questions on the assumptions on which the plan was based, the Board approved the long-term business plan.

On May 14, 2018, the Board held a meeting to further evaluate Thoma Bravo and Qlik’s indication of interest. Members of Company management and representatives of J.P. Morgan and Goldfarb were in attendance. Representatives of J.P. Morgan discussed with the Board J.P. Morgan’s preliminary financial analyses with respect to the Company. Representatives of J.P. Morgan also discussed with the Board the Company’s general strategic position, potential responses to Thoma Bravo and Qlik’s indication of interest and the various strategies and methods by which the Board might seek to maximize shareholder value in the event the Board chose to explore a sale or other strategic transaction. The Board then considered Thoma Bravo and Qlik’s indication of interest in light of the Company’s business strategies and prospects as a standalone business, the competitive landscape and market trends in the industry and the challenges confronting the Company in achieving its strategic objectives, including those discussed at the May 10, 2018 Board meeting. In light of this discussion, the Board decided to reject Thoma Bravo and Qlik’s offer, after concluding that Thoma Bravo and Qlik’s indication of interest significantly undervalued the Company and otherwise was not in the best interests of the Company and its shareholders. The Board also authorized Mr. Alon to inform Thoma Bravo and Qlik of its decision, which he did via email on May 16, 2018.

On May 25, 2018, Thoma Bravo sent a revised non-binding indication of interest letter indicating that Thoma Bravo and Qlik would be interested in acquiring the Company for cash at a purchase price of $13.25 per ordinary share (on a fully diluted basis). The letter also indicated that Thoma Bravo and Qlik were prepared to finance the transaction entirely with equity from Thoma Bravo’s private equity funds and cash from Qlik’s balance sheet and that they could complete their confirmatory diligence and execute a definitive merger agreement in 30 days or less. On May 25, 2018, the closing price of our ordinary shares was $10.70 per share.

On June 4, 2018, the Board held a meeting to evaluate Thoma Bravo and Qlik’s revised indication of interest. Members of Company management and representatives of J.P. Morgan and Goldfarb were in attendance. Representatives of Goldfarb reminded the Board of their fiduciary duties in the context of evaluating Thoma Bravo and Qlik’s revised indication of interest and the Board’s discretion in determining whether and how to pursue any transaction. Representatives of J.P. Morgan discussed with the Board J.P. Morgan’s updated preliminary financial analyses with respect to the Company. Representatives of J.P. Morgan also discussed potential responses to Thoma Bravo and Qlik’s revised indication of interest in light of its updated preliminary financial analyses. The Board then considered Thoma Bravo and Qlik’s revised indication of interest in light of the Company’s business strategies and prospects as a standalone business, the competitive landscape and market trends in the industry and the challenges confronting the Company in achieving its strategic objectives, including those discussed at the May 14, 2018 Board meeting. In light of this discussion, the Board decided to reject Thoma Bravo and Qlik’s offer, after concluding that Thoma Bravo and Qlik’s revised indication of interest significantly undervalued the Company and otherwise was not in the best interests of the Company and its shareholders. The Board also authorized Mr. Alon to inform Thoma Bravo and Qlik of its decision, which he did via email on June 5, 2018.

On June 6, 2018, at the Company’s direction, representatives of J.P. Morgan held a call with representatives of Thoma Bravo. As part of the call, representatives of J.P. Morgan clarified that, while the Board was not exploring a sale of the Company, if Thoma Bravo and Qlik intended to make another revised offer, its indication of interest would need to include better terms for the Company, including a higher price per share, than the terms presented in previous indications of interest. Representatives of Thoma Bravo replied that, in order to do so, they would require access to non-public information about the Company.

Throughout June of 2018, the Company provided additional information requested by Party A in connection with Party A’s evaluation of its interest in the Company.

On July 2, 2018, Mr. Alon updated the Board by email regarding the preliminary financial results for the second quarter of 2018 and that, following Thoma Bravo and Qlik’s execution of a confidentiality agreement, dated June 26, 2018 (that included standstill obligations), the Company intended to share with them certain high-level, non-public information that the Company would prepare and provide to Thoma Bravo and Qlik for that purpose.

On July 11, 2018, following email correspondence to define the scope of information requested by Thoma Bravo and Qlik, at the Company’s direction, J.P. Morgan shared with Thoma Bravo and Qlik certain high-level, non-public information that the Company had provided to J.P. Morgan for that purpose.

On July 20, 2018, the Board held a regularly scheduled meeting to consider and approve the Company's unaudited financial results for the second quarter of 2018. Members of Company management and representatives of Goldfarb were in attendance. As part of the Board meeting, members of Company management updated the Board on the information provided to Thoma Bravo and Qlik.

On July 30, 2018, Mr. Alon met a representative of Thoma Bravo, in New York City.  During the meeting, they discussed the Company generally, including the market in which it operates and its positioning therein.

On August 2, 2018, at the Company’s direction, representatives of J.P. Morgan held a follow-up call with a representative of Thoma Bravo. During the call, Thoma Bravo clarified that, while Thoma Bravo and Qlik remained interested in acquiring the Company, they would need to reevaluate their ability, both strategically and economically, to offer a higher price than their May 25, 2018 indication of interest in light of, among other things, the increase in the market capitalization of the Company (on August 2, 2018, the closing price of our ordinary shares was $16.94 per share).

On October 11, 2018, Thoma Bravo and Qlik sent a revised non-binding indication of interest letter indicating that Thoma Bravo and Qlik would be interested in acquiring the Company for cash at a purchase price of $20.00 per ordinary share (on a fully diluted basis). The letter also indicated that Thoma Bravo and Qlik were prepared to finance the transaction entirely with equity from Thoma Bravo’s private equity funds and cash from Qlik’s balance sheet. On October 11, 2018, the closing price of our ordinary shares was $15.80 per share.

On October 16, 2018, a representative of Sponsor A communicated to J.P. Morgan that, based on Party A’s diligence of the Company and the Company’s increased market valuation, Party A would not be interested in acquiring the Company at a valuation equal to or higher than its then-current price per share (on October 16, 2018, the closing price of our ordinary shares was $17.22 per share). There were no further discussions between Party A, on the one hand, and the Company, J.P. Morgan or any other Company representatives, on the other hand.

On October 18, 2018, the Board held a meeting, primarily to review Thoma Bravo and Qlik’s revised indication of interest and consider possible updates to the Company’s long-term business plan, approved at the May 10, 2018 Board meeting. Members of Company management and representatives of Goldfarb were in attendance. Company management updated the Board regarding the preliminary results of the third quarter of 2018 and, primarily in light thereof, stated that they intended to present several updates to the long-term business plan previously approved by the Board. The Board then reviewed Thoma Bravo and Qlik’s revised indication of interest and determined to further evaluate Thoma Bravo and Qlik’s indication of interest at a subsequent meeting with representatives of J.P. Morgan present.

On October 29, 2018, the Board held a meeting to further evaluate Thoma Bravo and Qlik’s revised indication of interest and consider updates to the Company’s long-term business plan, approved at the May 10, 2018 Board meeting. Representatives of Goldfarb reminded the Board of their fiduciary duties in the context of evaluating Thoma Bravo and Qlik’s revised indication of interest and the Board’s discretion in determining whether and how to pursue any transaction. Members of Company management and representatives of Goldfarb were in attendance. Company management updated the Board regarding the preliminary results of the third quarter of 2018 that exceeded the Company’s prior internal forecasts (including Company management intent to publicly update its outlook for the full year 2018) and, primarily in light thereof, presented several updates to the long-term business plan. Following discussion, the Board approved the updated long-term business plan. Representatives of J.P. Morgan joined for the remainder of the meeting and discussed with the Board J.P. Morgan’s updated preliminary financial analyses with respect to the Company. Representatives of J.P. Morgan also discussed with the Board the Company’s general strategic position, potential responses to Thoma Bravo and Qlik’s indication of interest and the various strategies and methods by which the Board might seek to maximize shareholder value in the event the Board chose to explore a sale or other strategic transaction, including the prospect of initiating a market-check process to determine if other third parties might have interest in acquiring Attunity (including the overall timetable for conducting such a process). In this respect, representatives of J.P. Morgan reviewed with the Board a preliminary list of strategic companies and financial sponsors that participated in the markets in which the Company operated, of which list J.P. Morgan identified several strategic companies (in addition to Thoma Bravo and Qlik) that could be potentially interested in pursuing a business combination transaction involving the Company. Based on the benefits and risks discussed at this meeting and the previous Board meetings, the Board, based on its knowledge of the industry and the Company, the strategic alternatives potentially available to the Company, including remaining as an independent public company, and the revised indication of interest received from Thoma Bravo and Qlik, (1) determined that it was in the best interests of the Company and its shareholders to take steps to further explore a potential business combination transaction involving the Company and (2) instructed J.P. Morgan to convey to Thoma Bravo and Qlik that the Company was willing to engage in discussions with, and provide additional information to, representatives of Thoma Bravo and Qlik, with an expectation that Thoma Bravo and Qlik would improve the proposed purchase price per share offered in their October 11, 2018 indication of interest. The Board further discussed the potential risks and benefits of commencing a process in which parties would be invited to review confidential information and submit indications of interest with respect to a potential business combination involving the Company. In particular, the Board discussed potential disruptions to the Company’s business resulting from a protracted sale process, the risk of leaks that might arise from contacting other parties and the potential impact of such leaks on the Company’s business, including the potential loss of customers and employees. The Board also discussed concerns relating to the fact that such process could require disclosing proprietary and confidential information to competitors and potential competitors. The Board concluded that these factors supported approaching only those parties that Company management, with the assistance of J.P. Morgan, believed could be interested in pursuing a business combination transaction involving the Company and had the ability and willingness to pay a purchase price for the Company in excess of Thoma Bravo and Qlik’s recent offer. The Board directed Company management, with the assistance of J.P. Morgan, to further refine and finalize the list of such potentially interested parties and update the Board thereabout (which Company management did on November 4, 2018).

During the period from November 8 through December 17, 2018, at the direction of the Board, J.P. Morgan contacted and had discussions with eleven (11) potentially interested parties, of which (i) ten (10) were strategic companies discussed by the Board at its October 29, 2018 meeting (including Thoma Bravo and Qlik), and (ii) one approached the Company through such party’s financial advisor. Of the 11 parties contacted, five parties (including Thoma Bravo and Qlik) executed confidentiality agreements with the Company (some of which agreements included standstill obligations). Each party that entered into a confidentiality agreement, including Thoma Bravo and Qlik, attended a high-level management presentation conducted by members of Company management and attended by J.P. Morgan. These parties included several global leaders in the cloud market.

On December 5, 2018, at the Company’s direction, representatives of J.P. Morgan held a follow-up call with a representative of Thoma Bravo, at which, among other things, Thoma Bravo indicated that Thoma Bravo and Qlik may be able to increase the proposed purchase price per share to $21.00, but only subject to further due diligence of the Company.

On December 6, 2018, the Board held a meeting to receive an update on communications with Thoma Bravo and Qlik and the process with the other potentially interested parties. Members of Company management and representatives of J.P. Morgan and Goldfarb were in attendance. Representatives of J.P. Morgan provided an update on the process, including their discussions to date with Thoma Bravo and Qlik and the other potentially interested parties, the proposed timetable for following up with these parties and the perceived level of interest among these parties. The Board then decided to (1) continue the discussions with Thoma Bravo and Qlik, including providing access to nonpublic information regarding the Company to allow them to conduct due diligence; (2) instruct J.P. Morgan to inform Thoma Bravo and Qlik that the fact that the Company was allowing continued due diligence did not mean the Board has authorized a sale of the Company at the price set in their October 11, 2018 indication of interest or any price for that matter and, in particular, the Board’s expectation that, following due diligence, Thoma Bravo and Qlik would be willing to offer a purchase price per share higher than $21.00; and (3) continue the discussions with the other potentially interested parties in a confidential manner.

By December 17, 2018, except for Thoma Bravo and Qlik, all of the other parties approached by J.P. Morgan since November 8, 2018 declined interest in pursuing an acquisition of the Company.

On December 17, 2018 representatives of Thoma Bravo and Qlik were provided access to an online data room containing nonpublic information regarding the Company. Between December 17, 2018 and February 20, 2019, representatives of Thoma Bravo and Qlik as well as representatives of Kirkland & Ellis LLP (“Kirkland”) and Meitar Liquornik Geva Leshem Tal (“Meitar”), outside legal counsel to Thoma Bravo and Qlik, as well as representatives of Ernst & Young, financial and tax advisors to Thoma Bravo and Qlik in connection with the merger, conducted due diligence sessions with Company management and its advisors, including an onsite visit in Israel.

On January 6, 2019, the Board held a meeting to receive an update on the process with Thoma Bravo and Qlik and the other potentially interested parties. Members of Company management and representatives of J.P. Morgan, Goldfarb and the Company’s U.S. outside legal counsel, Davis Polk & Wardwell LLP (“Davis Polk”), were in attendance. Company management and representatives of J.P. Morgan updated the Board on the process with Thoma Bravo and Qlik and the other potentially interested parties, including the lack of any indication of interest from any party, other than Thoma Bravo and Qlik. Representatives of J.P. Morgan then discussed with the Board the expected timeline discussed with Thoma Bravo and Qlik, including the submission of a revised indication of interest, by January 15, 2019. Representatives of Goldfarb and Davis Polk then provided an overview of the key provisions of the draft merger agreement that the Company would be submitting to Thoma Bravo and Qlik. The Board then authorized Company management, with the help of its outside counsels, to finalize the draft merger agreement and submit it to Thoma Bravo and Qlik.

On January 8, 2019, the Company’s proposed form of merger agreement was made available to Thoma Bravo and Qlik.

On January 15, 2019, Thoma Bravo and Qlik submitted to J.P. Morgan a bid package that included (i) a revised non-binding indication of interest letter indicating that Qlik would be interested in acquiring the Company for cash at a purchase price of $22.75 per ordinary share (on a fully diluted basis), (ii) a revised draft of the merger agreement, and (iii) highly confident letters from Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC, addressed to Thoma Bravo, indicating their willingness to provide debt financing for $540 million in connection with the proposed acquisition of Attunity. The revised non-binding indication of interest letter also indicated that (i) Thoma Bravo and Qlik were prepared to finance the transaction entirely with said debt financing and cash from Qlik’s balance sheet, (ii) Thoma Bravo and Qlik would be able to finish the remainder of its confirmatory diligence workstreams and sign a deal within the next two weeks, and (iii) Thoma Bravo and Qlik requested that the Company enter into an exclusivity agreement for a period of 14 days. On January 15, 2019, the closing price of our ordinary shares was $21.91 per share. At the Company’s direction, representatives of J.P. Morgan engaged in discussions with representatives of Thoma Bravo and Qlik in order to obtain additional information regarding the terms of, and conditions to, their indication of interest.

On January 17, 2019, the Board held a meeting to evaluate Thoma Bravo and Qlik’s revised indication of interest. Members of Company management and representatives of J.P. Morgan, Goldfarb and Davis Polk were in attendance. Representatives of J.P. Morgan discussed with the Board J.P. Morgan’s updated preliminary valuation analyses with respect to the Company. Representatives of J.P. Morgan also discussed with the Board the Company’s potential responses to Thoma Bravo and Qlik’s indication of interest, noting that since the bid package was submitted, the share price had materially increased (on January 17, 2019, the closing price of our ordinary shares was $25.20 per share). The Board discussed the advantages and risks of the proposed transaction (which are more fully described in the “Reasons for Approval of the Merger; Recommendation of the Board” section on page 45 of this proxy statement), including, among other things, whether the offer price of $22.75 per share represented an attractive valuation of the Company for shareholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject such offer and the Company were to continue as a standalone company. Based on the benefits and risks discussed at this meeting and the previous Board meetings, the Board directed its advisors to continue discussions with Thoma Bravo and Qlik and to seek a further price increase and other improved terms from Thoma Bravo and Qlik and instructed J.P. Morgan to contact Thoma Bravo and Qlik to indicate that the Board expected that the purchase price would be improved to the higher of $24.00 per share and the prevailing market price per share.

On January 17, 2019, representatives of J.P. Morgan contacted representatives of Thoma Bravo and Qlik and informed them that the Board expected that the purchase price should be improved to the higher of $24.00 per share and the prevailing market price per share. Thoma Bravo responded that it did not believe it would be able to meet such price per share and would need to take some additional time to reevaluate its ability to offer a higher price than its January 15, 2019 indication of interest in light of, among other things, the increase in the market capitalization of the Company (on January 17, 2019, the closing price of our ordinary shares was $25.20 per share).

On January 25, 2019, representatives of Thoma Bravo and Qlik called representatives of J.P. Morgan and suggested that Thoma Bravo and Qlik would continue their due diligence process and negotiating the merger agreement and other transaction documents with a view to developing a best and final offer. The representatives of J.P. Morgan reiterated the Board’s guidance on the expected price per share and stated they believed the Board would expect that such process would be completed on an expedited basis.

On January 28, 2019, the Board held a meeting to receive an update on the process with Thoma Bravo and Qlik. Members of Company management and representatives of Goldfarb were in attendance. Company management updated the Board on the process with Thoma Bravo and Qlik and their request to continue due diligence and negotiation of the merger agreement and other transaction documents in order to develop a best and final offer. The Board discussed the benefits and risks associated with continuing the negotiations and due diligence process, including diversion of management attention during a protracted process. The Board concluded to authorize Company management and its advisors to continue with such process, provided that Thoma Bravo and Qlik would submit their best and final offer by mid-February 2019.

On January 28, 2019, representatives of Goldfarb, Davis Polk, Kirkland and Meitar discussed several open items in the merger agreement (a revised draft of which was sent by Goldfarb to Kirkland on January 26, 2019). From that day through the execution of the merger agreement on February 21, 2019, those representatives engaged in discussions regarding the terms of the draft merger agreement, voting agreement and debt commitment letter. The key issues negotiated in the draft merger agreement and related agreements included the rights of the parties to terminate the transaction and related remedies, the limitation on Qlik’s liability for monetary damages in connection with the proposed acquisition of the Company, the terms under which the Company could respond to unsolicited proposals, and the amount and conditions of payment by the Company of the termination fee.

On January 30, 2019, the Board held a meeting to review the draft merger agreement and related agreements. Members of Company management and representatives of Goldfarb were in attendance. Representatives of Goldfarb provided a detailed overview of these agreements and discussed with the Board the key issues and open items.

On February 6, 2019, the Board held a meeting to receive an update on the process with Thoma Bravo and Qlik. Members of Company management and representatives of Goldfarb were in attendance. Company management updated the Board on the process with Thoma Bravo and Qlik, including regarding their ongoing due diligence, expected timetables, negotiations regarding the merger agreement and other transaction documents, and the fact that Thoma Bravo and Qlik would, upon completion of their diligence and conclusion of negotiating the merger agreement, submit their best and final offer.

On February 13, 2019, a representative of Thoma Bravo called Mr. Alon, primarily to advise him that Thoma Bravo and Qlik would require additional time to submit their best and final offer.

On February 19, 2019, representatives of Thoma Bravo and Qlik called representatives of J.P. Morgan and indicated that Thoma Bravo and Qlik planned to submit a bid package that would include their best and final offer of $23.00 per share. In response, representatives of J.P. Morgan reiterated the Board’s expectation that the purchase price would be improved to the higher of $24.00 per share and the then prevailing market price per share.

On February 19, 2019, Thoma Bravo and Qlik submitted to J.P. Morgan a bid package that included a revised non-binding indication of interest letter setting forth their best and final offer of $23.50 per share, together with a revised draft of the merger agreement, the debt commitment letter for $489 million and information regarding the other sources of funds available for Qlik to consummate the transaction. The revised offer indicated that Qlik desired to execute the definitive merger agreement and announce the transaction as soon as possible after the Company’s response to several outstanding diligence items. On February 19, 2019, the closing price of our ordinary shares was $19.89 per share. At the Company’s direction, representatives of J.P. Morgan engaged in discussions with representatives of Thoma Bravo in order to obtain additional information regarding the terms of, and conditions to, its proposal. In those discussions, Thoma Bravo and Qlik stated that $23.50 per share was their best and final offer.

On February 19, 2019, the Board held a meeting to evaluate Thoma Bravo and Qlik’s final bid package. Members of Company management and representatives of J.P. Morgan, Goldfarb and Davis Polk were in attendance. J.P. Morgan reviewed the $23.50 per share offer, advising the Board that Thoma Bravo and Qlik indicated this was their best and final offer. The Board discussed the advantages and risks of the proposed transaction (which are more fully described in the “Reasons for Approval of the Merger; Recommendation of the Board” section on page 45 of this proxy statement), including, among other things, whether the offer price of $23.50 per share represented an attractive valuation of the Company for shareholders when considered in light of the Board’s knowledge and understanding of the business, operations, management, financial condition and prospects of the Company, including the various challenges presented if the Board were to reject the offer and the Company were to continue as a standalone company. Based on the benefits and risks discussed at this meeting and the previous Board meetings, the Board directed Company management and its advisors to proceed toward the execution of a definitive agreement with Qlik expeditiously.

On February 20, 2019, the Board held a meeting. Members of Company management and representatives of J.P. Morgan, Goldfarb and Davis Polk were in attendance. During this meeting, representatives of Goldfarb and Davis Polk provided an overview to the Board members of their fiduciary duties in connection with their consideration of Thoma Bravo and Qlik’s offer and the transactions contemplated by the merger agreement and discussed with the Board the key terms and conditions of the merger agreement, the voting agreement and the debt commitment letter. Representatives of J.P. Morgan reviewed with the Board J.P. Morgan’s financial analysis of the Company and rendered to the Board J.P. Morgan’s oral opinion that as of February 20, 2019 and based upon and subject to factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 20, 2019 oral opinion by delivering its written opinion to the Board, dated February 21, 2019, that, as of such date, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. For a detailed discussion of J.P. Morgan’s opinion, please see below under the caption “Opinion of Attunity’s Financial Advisor.” After further discussions with its financial and legal advisors and members of Company management, including discussing the advantages and risks of the proposed transaction (which are more fully described in the “Reasons for Approval of the Merger; Recommendation of the Board” section beginning on page 45 of this proxy statement), the Board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, were fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern existed that the surviving company would be unable to fulfill the obligations of Attunity to its creditors, (ii) approved the merger agreement and the transactions contemplated thereby, including the merger and (iii) decided to recommend that the shareholders of Attunity approve the merger agreement and the transactions contemplated thereby, including the merger.

Following the Board of Directors meeting on February 20, 2019, the parties finalized and, on February 21, 2019, executed the merger agreement and exchanged executed final copies of the debt commitment letter and the voting agreements.

Later on the morning of February 21, 2019, prior to the opening of trading of Attunity ordinary shares on the Nasdaq, Qlik and Attunity issued a joint press release announcing the execution of the merger agreement.

Reasons for Approval of the Merger; Recommendation of the Board

In its evaluation of the merger agreement and the merger, Attunity’s board of directors (the “Board” or our “Board of Directors”) consulted with members of its senior management team, J.P. Morgan, its financial advisor, and Goldfarb and Davis Polk, its outside legal counsels, and assessed various matters relevant to its decision. In reaching its decision to approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that Attunity’s shareholders approve the merger agreement and the merger, our Board of Directors considered a variety of factors, including those described below.

•
the Board’s familiarity with, and information provided by the Company’s management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, as well as the risks involved in achieving those prospects and objectives under current industry and market conditions, the nature of the markets in which the Company operates and the Company’s position in such markets;

•
the Company’s extended consideration of strategic alternatives for the Company, including discussions with, and inquiries of, a number of other potential buyers and that the Company actively sought proposals from several other parties that it believed were logical potential buyers, and the fact that, to date, no alternative proposal to acquire the Company has been made;

•
the current and recent historical market prices and trading information for the Company’s shares and the fact that the consideration payable in the merger represents a meaningful premium to those recent historical prices and to the current enterprise value of the Company;

•
the possible alternatives to the merger, including the prospects of continuing to operate the Company as an independent entity and the risks and uncertainties associated with such alternatives, including the risks associated with the Company’s ability to meet its projections for future results of operations and the costs and challenges associated with being a publicly traded company, as compared to the certainty of realizing in cash a fair value for the Company’s shareholders by the merger;

•
the financial and other terms and conditions of the merger agreement as reviewed by the Board and the fact that such terms and conditions were the product of arm’s-length negotiations between the parties, including the fact that the Company was able to increase Parent’s proposed purchase price from an initial unsolicited bid of $8.75 per share on February 5, 2018 to a final bid of $23.50 per share, which the Company, after consultation with its financial advisors, believes represents the highest price that the Parent would be willing to pay and the highest price reasonably obtainable by the Company;

•
in light of the financial position of the Company and Merger Sub, no reasonable concern exists that as a result of the merger the surviving company will not be able to fulfill the obligations of the Company to its creditors;

•	certain terms of the merger agreement and related agreements, including:

o	the limited number and nature of the conditions to Parent’s obligation to consummate the merger;

o
the right of the Board under certain circumstances to change its recommendation or to terminate the merger agreement in order to accept a financially superior proposal, subject to paying a fixed termination fee and expenses;

o
the Board’s ability to change its recommendation in response to an intervening event not related to an alternative proposal not known or reasonably foreseeable by the Board prior to the execution of the merger agreement, subject to the terms and conditions thereof;

o
the limited number and nature of the conditions to funding set forth in the debt financing commitment letter and the obligation of Parent to pay the Company a termination fee if it does not effect the merger under certain circumstances;

o	the Company’s right to specific performance to cause Parent to consummate the merger, subject to certain conditions;

o	the fact that Parent has obtained committed debt financing for the transaction from reputable financing sources; and

o	the willingness of certain shareholder(s) of the Company to support and to vote in favor of the merger;

•
the fact that the merger consideration is all in cash, allowing the Company’s shareholders to immediately realize value for their investment, while also providing such shareholders certainty of value for their shares, while eliminating the effect of long-term business and execution risk to shareholders;

•
the fact that, each employee of the Company who continues in the employ of the Company following the merger will be eligible to receive employee benefits on substantially the same basis as such employee received prior to the merger;

•
the risks and contingencies related to the merger, including (i) risks related to the announcement and pendency of the merger, such as the impact of the merger on employees, customers, and relationships with other third parties, which could impair the Company’s prospects as an independent company if the merger is not consummated; (ii) risks and costs to the Company if the merger is not consummated; (iii) the fact that shareholders will not participate in future appreciation of the Company; (iv) the restrictions on the Company’s ability to solicit other alternative acquisition proposals; (v) the Attunity termination fee, which may dissuade other potential acquirors; and (vi) certain tax effects associated with the merger;

•
J.P. Morgan rendered its oral opinion to the Board on February 20, 2019 that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 20, 2019 oral opinion by delivering its written opinion to the Board, dated February 21, 2019, that, as of such date, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “The Merger—Opinion of Attunity’s Financial Advisor,” beginning on page 47 of this proxy statement;

•
recent developments in the industry in which the Company operates and the impact of such developments on the business and prospects of the Company, including the continuing challenging business environment, the impact of consolidation among market participants and competitors and the pace and magnitude of ongoing changes in the market for the Company’s products resulting from the Company’s customers and industry participants transitioning from on-premises to cloud-based technologies, including SaaS-based solutions;

•	the financial resources and industry experience of Parent and its affiliates; and

•	the fact that the merger agreement is required to be submitted to the Company’s shareholders for approval, which allows for an informed vote by the Company’s shareholders on the merits of the merger.

The foregoing discussion of the information and factors considered by our Board of Directors is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Board in reaching its conclusions and recommendation in relation to the merger and the merger agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, our Board of Directors did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, our Board of Directors conducted an overall analysis of the factors and reasons described above and unanimously determined in its business judgment that, in the aggregate, the potential benefits of the merger to our shareholders outweighed the risks or potential negative consequences thereof.

Recommendation

The Attunity board of directors unanimously recommends that you vote FOR the proposal to approve the merger agreement, the merger, the merger consideration, and all other transactions and arrangements contemplated under the merger agreement.

Opinion of Attunity’s Financial Advisor

Pursuant to an engagement letter dated December 8, 2018, the Company retained J.P. Morgan as its financial advisor in connection with the proposed merger.

At a meeting of the Board of Directors on February 20, 2019, J.P. Morgan rendered its oral opinion to the Board of Directors that, as of such date, and based upon and subject to the factors and assumptions set forth in its written opinion, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders. J.P. Morgan has confirmed its February 20, 2019 oral opinion by delivering its written opinion to the Board of Directors, dated February 21, 2019, that, as of such date, the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger was fair, from a financial point of view, to such holders.

The full text of the written opinion of J.P. Morgan, dated February 21, 2019, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Annex B to this proxy statement and is incorporated herein by reference. The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The Company’s shareholders are urged to read the full text of the opinion carefully in its entirety for a description of the assumptions made, procedures followed, matters considered and qualifications and limitations to the review undertaken by J.P. Morgan in preparing its opinion. J.P. Morgan’s written opinion was addressed to the Board of Directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the fairness of the consideration to be paid in the merger to the holders of ordinary shares and did not address any other aspect of the merger. J.P. Morgan expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of the Company, or as to the underlying decision by the Company to engage in the proposed merger. The issuance of J.P. Morgan’s opinion was approved by a fairness committee of J.P. Morgan. The summary of the opinion of J.P. Morgan set forth in this proxy statement is qualified in its entirety by reference to the full text of such opinion. The opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the proposed merger or any other matter.

In arriving at its opinion, J.P. Morgan, among other things:

•	reviewed a draft, dated February 20, 2019, of the merger agreement;

•	reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

•
compared the proposed financial terms of the merger with the publicly available financial terms of certain transactions involving companies J.P. Morgan deemed relevant and the consideration paid for such companies;

•
compared the financial and operating performance of the Company with publicly available information concerning certain other companies J.P. Morgan deemed relevant and reviewed the current and historical market prices of the Company’s ordinary shares and certain publicly traded securities of such other companies;

•
reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business (which is referred to in this section as the “Management Forecasts” and which are summarized in the section entitled “—Certain Internal Financial Forecasts”); and

•	performed such other financial studies and analyses and considered such other information as J.P. Morgan deemed appropriate for the purposes of its opinion.

In addition, J.P. Morgan held discussions with certain members of the management of the Company with respect to certain aspects of the merger, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters J.P. Morgan believed necessary or appropriate to its inquiry.

In giving its opinion, J.P. Morgan relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with J.P. Morgan by the Company or otherwise reviewed by or for J.P. Morgan. J.P. Morgan did not independently verify any such information or its accuracy or completeness and, pursuant to J.P. Morgan's engagement letter with the Company, J.P. Morgan did not assume any obligation to undertake any such independent verification. J.P. Morgan did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did J.P. Morgan evaluate the solvency of the Company, QlikTech International AB, Project Alpha Intermediate Holding, Inc., or Qlik Technologies Inc., under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to J.P. Morgan or derived therefrom, J.P. Morgan assumed that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. J.P. Morgan expressed no view as to such analyses or forecasts or the assumptions on which they were based. J.P. Morgan also assumed that the merger and the other transactions contemplated by the merger agreement would be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to J.P. Morgan. J.P. Morgan also assumed that the representations and warranties made by the Company, QlikTech International AB and Joffiger Ltd. in the merger agreement and the related agreements were and would be true and correct in all respects material to J.P. Morgan's analysis. J.P. Morgan is not a legal, regulatory or tax expert and has relied on the assessments made by advisors to the Company with respect to such issues. J.P. Morgan further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the merger would be obtained without any adverse effect on the Company or on the contemplated benefits of the merger.

J.P. Morgan's opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of such opinion. J.P. Morgan's opinion noted that subsequent developments may affect J.P. Morgan’s opinion and that J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion. J.P. Morgan’s opinion is limited to the fairness, from a financial point of view, of the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger and J.P. Morgan has expressed no opinion as to the fairness of any consideration to be paid in connection with the proposed merger to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the proposed merger. Furthermore, J.P. Morgan expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the merger, or any class of such persons relative to the merger consideration to be paid to the holders of the Company’s ordinary shares in the proposed merger or with respect to the fairness of any such compensation.

The terms of the merger agreement were determined through arm's length negotiations between the Company and QlikTech International AB, and the Company's decision to enter into the merger agreement was solely that of the Board of Directors. J.P. Morgan's opinion and financial analyses were only one of the many factors considered by the Board of Directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the Board of Directors or the Company’s management with respect to the proposed merger or the merger consideration.

In accordance with customary investment banking practice, J.P. Morgan employed generally accepted valuation methodologies in rendering its opinion to the Board of Directors on February 20, 2019 and in the presentation delivered to the Board of Directors on such date connection with the rendering of such opinion. The summary below does not purport to be a complete description of the analyses or data presented by J.P. Morgan. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and, in order to more fully understand the financial analyses used by J.P. Morgan, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of J.P. Morgan's analyses.

Public Trading Multiples Analysis

Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be sufficiently analogous in certain respects to the Company or aspects thereof based on J.P. Morgan’s experience and its familiarity with the industries in which the Company operates. The companies selected by J.P. Morgan were as follows:

Publicly traded data companies:

•	Alteryx, Inc.,

•	Cloudera, Inc.,

•	Domo, Inc.,

•	MicroStrategy Incorporated,

•	MongoDB, Inc.,

•	Splunk Inc.,

•	Tableau Software, Inc.,

•	Talend S.A., and

•	Teradata Corporation.

Other publicly traded software companies:

•	Avalara, Inc.,

•	Blackline, Inc.,

•	Carbon Black, Inc.

•	Coupa Software Inc.,

•	Five9, Inc.

•	ForeScout Technologies, Inc.,

•	Instructure, Inc.,

•	Pros Holdings, Inc.,

•	SailPoint Technologies Holdings, Inc., and

•	Workiva Inc.

None of the selected companies reviewed is identical or directly comparable to the Company and certain of these companies may have characteristics that are materially different from those of the Company. However, these companies were selected, among other reasons, because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan’s analysis, may be considered sufficiently similar in certain respects to those of the Company. The analysis necessarily involves complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies differently than they would affect the Company.

With respect to the selected companies, the information J.P. Morgan presented included the multiple of firm value (calculated as equity value plus or minus, as applicable, net debt or net cash, plus preferred stock and non-controlling interest) to the Wall Street research analyst consensus estimates of revenue of the applicable selected company for calendar year 2019 (which is referred to in this section as “FV/2019E Revenue”). Financial data for the selected companies was based on the selected companies’ filings with the SEC and publicly available Wall Street research analyst consensus estimates for calendar year 2019 that J.P. Morgan obtained from FactSet Research Systems. J.P. Morgan also calculated FV/2019E Revenue multiples for the Company based on the closing price per the Company’s ordinary share as of February 19, 2019 and publicly available analyst consensus estimates of the Company’s revenue for 2019. Results of this analysis were presented for the selected companies and for the Company, as indicated in the following table:

Selected Company	FV/2019E Revenue
Publicly traded data companies
Alteryx, Inc.	16.6	x
Cloudera, Inc.	3.9	x
Domo, Inc.	4.9	x
MicroStrategy Incorporated	1.9	x
MongoDB, Inc.	17.5	x
Splunk Inc.,	10.1	x
Tableau Software, Inc.	7.9	x
Talend S.A.	5.6	x
Teradata Corporation	2.7	x
Median	5.6	x
Mean	7.9	x
Other software companies
Avalara, Inc.,	10.7	x
Blackline, Inc.,	10.3	x
Carbon Black, Inc.	4.5	x
Coupa Software Inc.,	21.4	x
Five9, Inc.	11.7	x
ForeScout Technologies, Inc.,	5.3	x
Instructure, Inc.,	5.6	x
Pros Holdings, Inc.,	6.8	x
SailPoint Technologies Holdings, Inc.,	9.4	x
Workiva Inc.,	7.7	x
Median	8.6	x
Mean	9.3	x
Attunity (Wall Street)	4.0	x

Based on the above analysis and other factors that J.P. Morgan considered appropriate in its professional judgment, J.P. Morgan selected an FV/2019E Revenue multiple reference range for the Company of 4.0x to 6.0x. J.P. Morgan then applied that range to the estimate of the Company’s revenue for 2019 included in the Management Forecasts. The analysis indicated the following ranges of implied equity values per the Company’s ordinary share (rounded to the nearest $0.25), which J.P. Morgan compared to the merger consideration of $23.50 in cash and to the closing price per the Company’s ordinary share as of February 19, 2019, as follows:

Implied Equity Value Per Company Ordinary Share Reference Range	Merger Consideration	2/19/2019 Closing Price Per Company Ordinary Share
2019E Revenue
$19.75 - $28.75	$23.50	$19.89

Discounted Cash Flow Analysis

J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per the Company’s ordinary share.

A discounted cash flow analysis is a method of evaluating an asset using estimates of the future unlevered free cash flows generated by the asset, and taking into consideration the time value of money with respect to those future cash flows by calculating their “present value.” The “unlevered free cash flows” refers to a calculation of the future cash flows generated by an asset without including in such calculation any debt servicing costs. “Present value” refers to the current value of the future cash flows generated by the asset, and is obtained by discounting those cash flows back to the present using a discount rate that takes into account macroeconomic assumptions and estimates of risk, the cost of capital and other appropriate factors. “Terminal value” refers to the present value of all future cash flows estimated to be generated by the asset for periods beyond the projections period.

J.P. Morgan used the unlevered free cash flows that the Company is expected to generate from January 1, 2019 through December 31, 2027 based on the Management Forecasts. J.P. Morgan calculated a range of terminal values of the Company at the end of this period by applying perpetuity growth rates ranging from 2.0% to 3.0% to the unlevered free cash flow of the Company during the final year ended December 31, 2027. The unlevered free cash flows and the range of terminal values were then discounted to present values, as of January 1, 2019, using a range of discount rates from 10.50% to 12.50%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company. These present values, when added together, resulted in an implied firm value for the Company. To calculate an estimated equity value per Company ordinary share, J.P. Morgan then adjusted the implied firm value for the Company’s net cash as of December 31, 2018, and divided the result by the fully diluted number of the Company’s ordinary shares outstanding as of February 19, 2019, calculated using information provided by the Company’s management.

This analysis indicated a range of implied equity values per Company ordinary share (rounded to the nearest $0.25), which J.P. Morgan compared to the merger consideration of $23.50 in cash and to the closing price per Company ordinary share as of February 19, 2019, as follows:

Implied Equity Value Per Company Ordinary Share Reference Range	Merger Consideration	2/19/19 Closing Price Per Company Ordinary Share
$16.50 - $22.50	$23.50	$19.89

Selected Transaction Analysis

Using publicly available information, J.P. Morgan examined selected transactions with respect to businesses which J.P. Morgan judged to be analogous to the Company’s business or aspects thereof based on J.P. Morgan’s experience and familiarity with the industries in which the Company operates. The transactions indicated in the following table were selected by J.P. Morgan as relevant in evaluating the proposed merger. Using publicly available information, J.P. Morgan calculated, for each selected transaction, among other things, the multiple of the target company’s firm value (calculated as described above) implied in the relevant transaction to the target company’s estimated revenue for the next twelve months following announcement of each applicable transaction (referred to in this section as FV/NTM Revenue). Financial data for the target companies was based on press releases, FactSet Research Systems and the target company’s filings with the SEC, including filings made in connection with the applicable selected transaction. For reference purposes only, J.P. Morgan also calculated FV/NTM Revenue multiples for the Company based on the merger consideration of $23.50 per Company ordinary share and the estimate of the Company’s revenue for 2019 included in the Management Forecasts. Results of this analysis were presented for the selected transactions, and, for reference purposes only, for the Company, as indicated in the following table:

Date Announced	Acquirer	Target	FV/NTM Revenue
Data/Integration Companies
Mar-18	Salesforce.com, Inc.	MuleSoft, Inc.	15.7	x
Oct-18	Cloudera, Inc.	Hortonworks, Inc.	6.0	x
Sep-16	Google Inc.	Apigee Corporation	4.6	x
Apr-15	Permira Advisers Ltd.	Informatica LLC	4.2	x
Sep-14	Vista Equity Partners LLC	TIBCO Software Inc.	3.8	x
June-16	Thoma Bravo, LLC	Qlik Technologies Inc.	3.6	x
Dec-14	Open Text Corporation	Actuate Corporation	3.2	x
Nov-18	Altair Engineering Inc.	Datawatch Corporation	3.0	x
Other Software Companies
Feb-16	Oracle Corporation	Textura Corporation	5.8	x
Sep-17	Insight Venture Partners LLC	Diligent Corporation	4.5	x
May-17	Vista Equity Partners LLC	Xactly Corporation	4.5	x
May-15	CA, Inc.	Rally Software Development Corp.	4.5	x
May-16	NICE Ltd.	inContact, Inc.	3.5	x
Jul-16	Thoma Bravo, LLC	Imprivata, Inc.	3.5	x
Apr-15	Francisco Partners Management LLC	ClickSoftware Technologies Ltd.	2.7	x
For reference
Attunity			4.8	x

None of the selected transactions reviewed was identical to the proposed merger. Certain of these transactions may have characteristics that are materially different from those of the proposed merger. However, the transactions selected were chosen because the participants in and certain other aspects of the transactions, for purposes of J.P. Morgan’s analysis, may be considered similar to the participants in and aspects of the merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the transactions differently than they would affect the merger.

Based on the above analysis and other factors that J.P. Morgan considered appropriate in its professional judgment, J.P. Morgan then selected an FV/NTM Revenue multiple reference range for the Company of 3.0x to 6.0x. J.P. Morgan then applied that range to the estimate of the Company’s revenue for 2019 included in the Management Forecasts. The analysis indicated the following ranges of implied equity values per Company ordinary share (rounded to the nearest $0.25), which J.P. Morgan compared to the merger consideration of $23.50 in cash and to the closing price per Company ordinary share as of February 19, 2019, as follows:

Implied Equity Value Per Company Ordinary Share Reference Range	Merger Consideration	2/19/2019 Closing Price Per Company Ordinary Share
2019E Revenue
$15.50 - $28.75	$23.50	$19.89

Other Information

Historical Trading Range for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed the historical prices of the Company ordinary shares during the 52-week period prior to February 19, 2019, noting that the low and high closing prices during such period ranged from $6.75 per Company ordinary share to $27.25 per Company ordinary share, in each case, as compared to the merger consideration of $23.50 in cash and to the closing price per Company ordinary share as of February 19. 2019 of $19.89.

Analyst Price Targets for the Company. For reference purposes only and not as a component of its fairness analysis, J.P. Morgan reviewed (i) certain publicly available equity research analyst share price targets for the Company ordinary shares, noting that these share price targets ranged from $28.00 per Company ordinary share to $31.00 per Company ordinary share, and (ii) certain publicly available equity research analyst share price targets for the Company ordinary shares, discounted to present values, as of January 1, 2019, using a discount rate of 11.50%, noting that these present values of share price targets ranged from $25.00 per Company ordinary share to $27.75 per Company ordinary share, in each case, as compared to the merger consideration of $23.50 in cash and to the closing price per Company ordinary share as of February 19. 2019 of $19.89.

Miscellaneous

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of J.P. Morgan with respect to the actual value of the Company. The order of analyses described does not represent the relative importance or weight given to those analyses by J.P. Morgan. In arriving at its opinion, J.P. Morgan did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, J.P. Morgan considered the totality of the factors and analyses performed in determining its opinion.

Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by J.P. Morgan are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, J.P. Morgan's analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to the Company, and none of the selected transactions reviewed was identical to the proposed merger. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of J.P. Morgan's analysis, may be considered similar to those of the Company or aspects thereof. The transactions selected were similarly chosen because their participants, size and other factors, for purposes of J.P. Morgan's analysis, may be considered similar to the proposed merger. The analyses necessarily involve complex considerations and judgments concerning differences in financial and operational characteristics of the companies involved and other factors that could affect the companies compared to the Company and the transactions compared to the proposed merger.

As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. J.P. Morgan was selected to advise the Company with respect to the merger on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with the Company and the industries in which it operates.

For financial advisory services rendered in connection with the merger, the Company has agreed to pay J.P. Morgan a fee of approximately $11.2 million, $2 million of which became payable upon delivery by J.P. Morgan of its opinion, and the remainder of which will become due upon the closing of the merger. In addition, the Company has agreed to reimburse J.P. Morgan for certain of its reasonable costs and expenses incurred in connection with its services, including certain of the fees and disbursements of counsel, and has agreed to indemnify J.P. Morgan against certain liabilities arising out of J.P. Morgan’s engagement. During the two years preceding the date of J.P. Morgan’s opinion, neither J.P. Morgan nor its affiliates have had commercial or investment banking relationships with the Company or QlikTech International AB. During the two years preceding the date of its opinion, J.P. Morgan and its affiliates have had, and continue to have, commercial or investment banking relationships with certain affiliates of Thoma Bravo, LLC, an affiliate of QlikTech International AB, for which J.P. Morgan and such affiliates have received, or will receive, customary compensation. Such services during such period have included acting as an agent bank and a lender under outstanding credit facilities of certain affiliates of Thoma Bravo, LLC, an affiliate of QlikTech International AB. During the two-year period preceding the delivery of its opinion, the aggregate fees received by J.P. Morgan from Thoma Bravo, LLC or its affiliates were approximately $24.7 million, and from QlikTech International AB were approximately $2.2 million. J.P. Morgan received no fees from the Company during such two-year period preceding the delivery of its opinion.

In addition, J.P. Morgan and its affiliates hold, on a proprietary basis, less than 1% of the Company’s outstanding ordinary shares. In the ordinary course of its businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or QlikTech International AB for J.P. Morgan's own account or for the accounts of its customers and, accordingly, J.P. Morgan may at any time hold long or short positions in such securities or other financial instruments.

Certain Internal Financial Projections

We do not, as a matter of course, make public projections as to future performance or earnings beyond the current fiscal year and generally do not make public projections for extended periods due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with its evaluation of potential strategic alternatives and specifically the merger, Company management prepared the Company Projections (as defined below). The Company Projections were prepared based on the assumption that the Company would continue as a standalone business and do not give effect to any changes or expenses resulting from the merger or any effects of the merger.

The tables below present selected income statement line items and selected non-GAAP financial measures of the Company Projections (see the note below regarding “Non-GAAP Measures”), which are long-term financial projections from calendar year 2019 through calendar year 2022 as well as extrapolations of such projections for calendar years 2023 through 2027, as prepared by Company management and provided to and approved by our board of directors in its evaluation of the merger and as provided to our financial advisor, J.P. Morgan, for its use and reliance in connection with its financial analyses and fairness opinion given to our board of directors as described above under the heading “– Opinion of Attunity’s Financial Advisor.” In particular, Company management prepared a set of long-term financial projections for calendar year 2019 through calendar year 2022 as well as extrapolations of such projections for calendar years 2023 through 2027, that were used by J.P. Morgan in connection with its preparation of its financial analyses with respect to the Company and the merger consideration that was presented at the Board meeting held on February 20, 2019 (such set of long-term financial projections is referred to in this proxy statement as the “Company Projections”).

Cautionary Statements

The Company Projections contain certain statements that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Company Projections, while presented with numerical specificity, are necessarily based on a variety of estimates and assumptions and thus are subjective in many respects and subject to interpretation. Those estimates and assumptions concern future events and conditions that may not be realized and are inherently subject to significant business, economic, competitive, industry, regulatory, market and financial uncertainties and contingencies, all of which are difficult to predict and many of which are subject to significant economic and competitive uncertainties and beyond Attunity’s control. Because the Company Projections cover multiple years, such information by its nature becomes less predictive with each successive year. Moreover, events and circumstances occurring subsequent to the date on which the Company Projections were prepared may be different from those assumed, or, alternatively, may have been unanticipated, and thus the occurrence of these events may affect financial results in a materially adverse or materially beneficial manner. Accordingly, no assurance can be given concerning the accuracy of the Company Projections or Attunity’s availability to achieve the projected results, inasmuch as some assumptions inevitably will be incorrect. Actual financial results may differ materially from the expectations expressed or implied by the Company Projections.

Other than providing earnings guidance for the current fiscal year and, towards the end of a given fiscal year, with respect to the next fiscal year, Attunity generally does not make public disclosures, or include in its reports filed with, or furnished to, the SEC, information about its anticipated financial position, results of operations or other prospective financial statement information, or assumptions or estimates about prospective financial statement information, such as the Company Projections described below, and does not plan to do that unless otherwise required by applicable law. The Company Projections were not prepared with a view towards public disclosure, to comply with the guidelines for prospective financial statements published by the American Institute of Certified Public Accountants or the rules and regulations of the SEC, and by their nature are not financial statements prepared in accordance with GAAP. Attunity’s independent accountants have neither examined nor compiled the Company Projections and accordingly do not express an opinion or any other form of assurance with respect to the Company Projections, assume no responsibility for the Company Projections and disclaim any association with the Company Projections.

Attunity has not updated and does not intend to update, or otherwise revise, the Company Projections or underlying assumptions to reflect circumstances existing since their preparation or to reflect the occurrence of future events, even if any or all of the assumptions on which the Company Projections were based are shown to be in error. Furthermore, Attunity does not intend to update or revise the Company Projections to reflect changes in general economic or industry conditions. Accordingly, no undue reliance should be placed on any such assumptions or the Company Projections.

Summary of Company Projections

Subject to the foregoing qualifications, the following tables present a summary of the Company Projections for the fiscal years 2019 through 2022 and, with respect to unlevered free cash flow, also extrapolations of such projections for calendar years 2023 through 2027.

	Fiscal Years Ending December 31, (in millions)
	2019E	2020E	2021E	2022E

Total Revenues	$107	$134	$164	$199
Operating Expenses	$95	$109	$126	$142
Non-GAAP Operating Profit	$12	$25	$39	$57

Non-GAAP Net Income	$9	$23	$36	$43

	Fiscal Years Ending December 31, (in millions)
	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E

Unlevered Free Cash Flow (1)	$(17)	$13	$25	$29	$36	$42	$47	$53	$57

(1) Unlevered Free Cash Flow is defined as Attunity’s after tax Non-GAAP Operating Profit, subtracting tax-affected stock-based compensation, adding depreciation and amortization, subtracting capital expenditures and adjusting for changes in net working capital.

Non-GAAP Measures

The Company Projections include forecasts of non-GAAP operating profit and non-GAAP net income among other things. We calculate non-GAAP operating profit as GAAP operating profit, excluding equity-based compensation expenses and amortization associated with acquisitions. We calculate non-GAAP net income as GAAP net income, excluding equity-based compensation expenses, amortization associated with acquisitions and tax expense related to non-GAAP adjustments. Reconciliations of the Company Projections to GAAP are not provided because there is inherent difficulty and uncertainty in estimating or predicting the various components of each corresponding GAAP measure, which components could significantly impact such financial measure. In addition, when planning, forecasting and analyzing future periods, Attunity does so primarily on a non-GAAP basis without preparing a GAAP analysis since preparing such an analysis would require estimates for various reconciling items that would be difficult to predict with reasonable accuracy.

Interests of Certain of Attunity’s Executive Officers and Directors in the Merger

When considering the recommendation of our Board of Directors, you should be aware that members of our Board of Directors and our executive officers have interests in the merger other than their interests as Attunity shareholders generally, pursuant to agreements between such directors and executive officers and us and pursuant to the merger agreement.  These interests may be different from, or in addition to, your interests as Attunity shareholders.

These interests include, as more fully described below, acceleration of vesting of unvested share options and RSUs, including the value attributable to outstanding vested and unvested share options and RSUs; indemnification and insurance; and change in control provisions of employment arrangements. The members of our Board of Directors were aware of these additional interests, and considered them, when they approved the merger agreement.

Acceleration of Vesting of Unvested Share Options and RSUs; Value Attributable to Outstanding Vested and Unvested Share Options and RSUs.  As described below under the section of this proxy statement entitled “The Merger Agreement—Effect of the Merger on Company Share Plans,” at the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of Attunity issued under any of the Company Share Plans, whether or not then vested, will be accelerated (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors, except that any such option that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting) and canceled in exchange for the right to receive a cash payment (without interest) equal to the excess, if any, of (A) $23.50 over (B) the exercise price for that ordinary share subject to such option, less applicable withholding taxes required to be withheld with respect to such payment.  If the exercise price for the ordinary share issuable under any option is equal to or greater than $23.50, such option shall be canceled without payment of any consideration. In addition, each RSU outstanding under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment, provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with Section 409A of the Code, (ii) the payment of any such consideration to Israeli persons shall be made in a manner that complies with Section 102(b)(3) of the Ordinance and (iii) in regard to any RSUs that are not vested (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement) at the effective time, the consideration payable in exchange for such RSUs will be paid, subject to certain exceptions, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time (and any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting). In addition, under the merger agreement, all performance-based RSUs are deemed to be fully vested at target levels of achievement for purposes of the merger agreement (with respect to performance-based RSUs that are tied to the achievement of at least $100 million of revenues, at the target level of achievement for 2019).

In light of the foregoing, pursuant to the shares and equity awards held as of March 4, 2019 by our directors and executive officers, and assuming that (1) the merger is completed as of May 31, 2019, and (2) the Director Proposal is approved, a total of 125,680 unvested share options (with exercise prices ranging from $5.63 to $21.13 per share) and 700,015 unvested RSUs (including performance-based RSUs) held, in the aggregate, by our directors and executive officers will accelerate in connection with the consummation of the merger, of which (i) Mr. Alon holds 100,963 unvested share options (with exercise prices ranging from 5.67 to $7.27 per share) and 167,231 unvested RSUs (including performance-based RSUs) that will accelerate in connection with the consummation of the merger, (ii) our other executive officers hold, in the aggregate, 524,166 unvested RSUs (including performance-based RSUs) that will accelerate in connection with the consummation of the merger, and (iii) our non-employee directors hold 24,717 unvested share options (with exercise prices ranging from $5.63 to $21.13 per share) and 8,618 unvested RSUs (including performance-based RSUs) that will accelerate in connection with the consummation of the merger.

Indemnification and Insurance.  Pursuant to the merger agreement, Parent has agreed that, after the effective time of the merger, it will cause Attunity as the surviving entity to, fulfill and honor in all respects the obligations of Attunity pursuant to any existing indemnification and exculpation agreements between Attunity and each person who is or at any time prior to the effective time of the merger was an officer or director of Attunity or of its subsidiaries.

In addition, under the merger agreement, Parent has agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, directors’ and officers’ liability (“D&O”) insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable to the directors and officers than those of Attunity’s current D&O insurance policies.  Alternatively, Attunity may purchase such a seven-year run-off or “tail” endorsement to the current D&O insurance policies prior to the effective time of the merger.

Parent or the surviving company (as the case may be) will not be required to pay any premium for such policy in excess of 300% of the current aggregate annual premium for these policies or, if we elect to purchase a “tail endorsement” prior to the effective time of the merger, we may do so at a maximum premium equal to 400% of the annual premium of approximately $225,000 (which is the maximum premium set by the merger agreement).

In order to secure our directors’ and officers’ entitlement to insurance, our company intends to purchase a seven-year run-off or “tail” policy in respect of our directors’ and officers’ liability insurance policy, at the current, pre-merger coverage level of up to $40 million, with a Side A coverage of an additional $5 million, at a maximum premium equal to 400% of the annual premium as described above (however, we currently estimate that such premium will not exceed 250% of the annual premium described above). In accordance with our Compensation Policy for Executive Officers and Directors, which allows our company to purchase run-off insurance in connection with a transaction like the merger, each of our compensation committee and our Board of Directors has approved our obtaining the subject run-off/“tail” policy, subject to consummation of the merger.

Change in Control Provisions of Employment Arrangements. Some of our executive officers are entitled to (1) accelerated vesting of outstanding options and other equity-based grants granted to them in connection with a change in control of the Company (as described above) and (2) an extended period of up to twelve months of termination notice in connection with a termination of employment within one year following a change in control of the Company, in each case, pursuant to such executive officers’ individual employment or change of control agreements that were in place prior to the execution of the merger agreement.

No Appraisal Rights

Under Israeli law, holders of Attunity ordinary shares are not entitled to statutory appraisal rights in connection with the merger.

Effects of the Merger on Our Ordinary Shares

Under the merger agreement, each of our outstanding ordinary shares will be deemed to have been transferred to Parent in exchange for the right to receive $23.50 in cash, without interest and less any applicable withholding taxes.  The conversion will occur automatically at the effective time of the merger.  As of the effective time of the merger, each holder of a certificate representing our ordinary shares will cease to have any rights as a shareholder, except the right to receive $23.50 per share in cash, without interest and less any applicable withholding taxes.

At the effective time of the merger, current Attunity shareholders will cease to have ownership interests in Attunity or rights as Attunity shareholders.  Therefore, such current shareholders of Attunity will not participate in any future earnings or growth of Attunity and will not benefit from any appreciation in value of Attunity.

Effect of the Merger on Company Share Plans

As of the effective time of the merger, the Company Share Plans will terminate and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of Attunity or its subsidiaries will be cancelled.

At the effective time of the merger, each outstanding and unexercised share option to purchase one ordinary share of Attunity, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a cash payment (without interest) equal to (i) the excess, if any, of (A) $23.50 over (B) the exercise price for the ordinary share issuable under such option, less applicable withholding taxes required to be withheld with respect to such payment, provided that any such option that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting.  If the exercise price for an ordinary share issuable under any option is equal to or greater than $23.50, such option shall be canceled without payment of any consideration. In addition, each RSU outstanding under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment, provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with Section 409A of the Code, (ii) the payment of any such consideration to Israeli persons shall be made in a manner that complies with Section 102(b)(3) of the Ordinance, and (iii) in regard to any RSUs that are not vested (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement) at the effective time, the consideration payable in exchange for such RSUs will be paid, subject to the exception described in the last sentence below, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time, and provided that any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting. In addition, under the merger agreement, all performance-based RSUs are deemed to be fully vested at target levels of achievement for purposes of the merger agreement (with respect to performance-based RSUs that are tied to the achievement of at least $100 million of revenues, at the target level of achievement for 2019). The merger agreement further provides that (i) any unvested RSUs that are to become vested by June 30, 2019 and (ii) 10% of the balance of the unvested RSUs will be accelerated and shall be paid at the effective time (similar to other RSUs that are vested at the effective time).

Delisting and Deregistration of Attunity’s Ordinary Shares

If the merger is completed, our ordinary shares will be delisted from and will no longer be traded on the NASDAQ Capital Market and will be deregistered under the Exchange Act.  As such, we would no longer be required to file periodic reports with the SEC.

Procedures for Receiving the Merger Consideration

After the completion of the merger, the paying agent to be engaged for such purpose will provide instructions to each holder of record of ordinary shares of Attunity that will explain how to surrender share certificates.  Each shareholder will receive cash for his, her or its shares from the paying agent after complying with these instructions.  If your ordinary shares are held in “street name” by your bank, broker or other nominee, you will receive instructions from your bank, broker or other nominee as to how to effect the surrender of the “street name” shares and receive cash for those shares.  YOU SHOULD NOT FORWARD YOUR SHARE CERTIFICATES TO THE PAYING AGENT WITHOUT A LETTER OF TRANSMITTAL, AND YOU SHOULD NOT RETURN YOUR SHARE CERTIFICATES WITH THE ENCLOSED PROXY.  See “The Merger Agreement—Payment Procedures.”

Material U.S. Federal and Israeli Income Tax Consequences

Tax matters are very complicated, and the tax consequences of the receipt of merger consideration being made in connection with the merger to you will depend on your particular situation.  You are encouraged to consult your own tax advisor regarding the specific tax consequences of the receipt of merger consideration and the merger to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.  This discussion is not intended to be a complete analysis or description of all potential tax consequences of the receipt of merger consideration and the merger.

Material U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the merger to U.S. Holders (as defined below).  This summary is based upon currently existing provisions of the Code, U.S. Treasury regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect and available on the date hereof and all of which are subject to change, possibly with retroactive effect.

This discussion is limited to Attunity shareholders who hold their Attunity ordinary shares as capital assets within the meaning of Section 1221 of the Code.  No ruling has been or will be sought from the U.S. Internal Revenue Service (the “IRS”), and no opinion of counsel has been or will be rendered, as to the U.S. federal income tax consequences of the merger.  This summary does not discuss all aspects of U.S. federal income taxation that may be important to particular shareholders in light of their individual circumstances or the U.S. federal income tax consequences to shareholders subject to special treatment under U.S. federal income tax laws, such as banks and other financial institutions, regulated investment companies, partnerships or other pass-through entities, insurance companies, dealers in securities or foreign currency, traders that have elected mark-to-market treatment, tax-exempt organizations, certain former citizens or former long-term residents of the United States, U.S. Holders who have held (directly, indirectly or through attribution) 10% or more of the shares of Attunity by vote or by value, persons who own Attunity ordinary shares through a partnership or other pass-through entity, persons that hold Attunity ordinary shares as part of a “straddle,” “hedge,” “conversion transaction,” or other integrated investment, persons who acquired their Attunity ordinary shares upon the exercise of options or otherwise as consideration for services performed, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to U.S. federal income tax rules that differ significantly from those summarized below.  This summary also does not discuss U.S. federal income tax consequences to a holder of options or warrants to acquire Attunity ordinary shares.  In addition, this summary does not discuss any non-U.S., state, or local tax consequences, any alternative minimum tax consequences or any U.S. tax consequences, any consequences of the Medicare tax on net investment income or any U.S. tax consequences (e.g., estate or gift tax) other than U.S. federal income tax consequences.

As used herein, the term “U.S. Holder” means a beneficial owner of Attunity ordinary shares that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust (A) if a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have authority to control all of its substantial decisions, or (B) if it has made a valid election under U.S. Treasury regulations to be treated as a domestic trust.

If a partnership is a beneficial owner of Attunity ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership.  Partnerships that are beneficial owners of Attunity ordinary shares, and partners in such partnerships, are urged to consult their tax advisors regarding the U.S. federal, state, local and non-U.S. tax consequences of the merger.

ATTUNITY SHAREHOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO THEM AND THE EFFECTS OF APPLICABLE STATE, LOCAL, NON-U.S. OR OTHER TAX LAWS AND POSSIBLE CHANGES IN THE TAX LAWS.

ATTUNITY SHAREHOLDERS WHO ARE NOT U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE U.S. FEDERAL INCOME AND WITHHOLDING TAX CONSEQUENCES AND ANY APPLICABLE NON-U.S. TAX CONSEQUENCES OF THE MERGER.

Sale of Attunity ordinary shares

The receipt by a U.S. Holder of cash in exchange for Attunity ordinary shares in connection with the merger will be a taxable transaction for U.S. federal income tax purposes.  Generally, subject to the discussion below regarding the status of Attunity as a passive foreign investment company, or PFIC (see “—Passive Foreign Investment Company” below), for U.S. federal income tax purposes, a U.S. Holder will recognize gain or loss equal to the difference between the amount of cash it receives in connection with the merger and the aggregate adjusted tax basis of the Attunity ordinary shares that it exchanges therefor, and such gain or loss will be capital gain or loss (and will be long-term capital gain or loss if the U.S. Holder held by the ordinary shares for more than one year).  Gain or loss will be calculated separately for each block of Attunity ordinary shares (i.e., shares acquired at the same cost in a single transaction) exchanged for cash in the merger.  A U.S. Holder’s adjusted tax basis in its Attunity ordinary shares generally will equal the purchase price that it paid for such shares.

Generally, gain from the sale of shares will be U.S.-source passive category income for purposes of the U.S. foreign tax credit calculation.  The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the sourcing rules, the foreign tax credit rules, and their eligibility for the benefits (if any) of the U.S.-Israel Tax Treaty in connection with such rules.

Passive Foreign Investment Company

Attunity believes that it was not a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for the taxable year ended December 31, 2018, and furthermore does not expect to be classified as a PFIC for its taxable year ending December 31, 2019. However, because PFIC status must be determined annually based on the composition of a company’s income and assets and the market value of its assets, there can be no assurance that Attunity will not be considered a PFIC for its taxable year ending December 31, 2019.

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look through rules, either:

•	at least 75% of its gross income is “passive income,” or

•
at least 50% of its average percentage of assets (which may be determined in part by the market value of Attunity ordinary shares, which is subject to change) produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns, directly or indirectly, at least 25% by value of the stock of another corporation, the non-U.S. corporation generally is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

If Attunity were a PFIC in any year with respect to which a U.S. Holder owns Attunity ordinary shares, gain recognized by a U.S. Holder in connection with the merger would be allocated ratably over the U.S. Holder’s holding period for the Attunity ordinary shares.  The amounts allocated to the taxable year of the sale or other disposition and to any year before Attunity became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the tax on such amount.  Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the Attunity ordinary shares.  U.S. Holders should consult their tax advisors to determine whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Backup Withholding

Subject to the discussion above under “—Passive Foreign Investment Company Considerations,” if you are a U.S. Holder, the payment of cash pursuant to the merger in exchange for Attunity ordinary shares may be subject to information reporting and backup withholding, at applicable rates.  Backup withholding will not apply, however, to a U.S. Holder who (i) furnishes a current taxpayer identification number and certifies that the U.S. Holder is not subject to backup withholding on IRS Form W-9 or a substantially similar form, or (ii) is otherwise exempt from backup withholding.  If a U.S. Holder does not provide its correct taxpayer identification number on IRS Form W-9 or a substantially similar form, such holder may be subject to penalties imposed by the IRS.  Amounts withheld, if any, are generally not an additional tax and may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided that such holder furnishes the required information to the IRS.  The backup withholding tax rate is currently 24%.

THE FOREGOING DISCUSSION IS NOT INTENDED TO BE LEGAL OR TAX ADVICE TO ANY PARTICULAR SHAREHOLDER.  TAX MATTERS ARE VERY COMPLICATED, AND THE TAX CONSEQUENCES OF THE MERGER TO ATTUNITY SHAREHOLDERS WILL DEPEND ON THEIR PARTICULAR SITUATION.  ATTUNITY SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING TAX RETURN REPORTING REQUIREMENTS, THE APPLICABILITY OF FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGE IN THE TAX LAWS.

Material Israeli Tax Consequences

The following is a summary discussion of certain Israeli tax considerations in connection with the merger.  The following summary is presented for general information purposes only and is based upon current Israeli tax law.  No assurance can be given that new or future legislation, regulations or interpretations will not significantly change the tax considerations described below, and any such change may apply retroactively.  This summary does not discuss all material aspects of Israeli tax consequences that may apply to particular holders of Attunity ordinary shares in light of their particular circumstances, such as investors subject to special tax rules or other investors referred to below.

Tax matters are very complicated, and the Israeli tax consequences of the merger to Attunity shareholders will depend on their particular situation.  You are encouraged to consult your own tax advisors regarding the specific Israeli tax consequences of the merger applicable to you, including tax return reporting requirements, the applicability of federal, state, local and foreign tax laws and the effect of any proposed change in the tax laws.  This discussion is not intended to be a complete analysis or description of all potential tax consequences of the merger.

In general, under the Israeli Income Tax Ordinance (New Version) 1961, as amended (the “Ordinance”), the disposition of shares of an Israeli company is deemed to be a sale of a capital asset unless such shares were held for the purpose of trading.  The Ordinance generally imposes a capital gains tax on the sale of capital assets by an Israeli resident, and on the sale of capital assets by a non-Israel resident if such assets are either (i) located in Israel, (ii) are shares or a right to a share in an Israeli resident company or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a specific exemption is available under the Israeli tax rules or a treaty for the prevention of double taxation between Israel and the transferor’s country of residence provides otherwise (and a certificate of exemption is received in advance from the Israel Tax Authority).

Under the Ordinance, the tax rate applicable to real capital gains (after adjustment for inflation) derived after January 1, 2012 from the disposition of Attunity ordinary shares in the merger is generally 25% for individuals, unless such individual shareholder claims a deduction for certain financing expenses in connection with such shares, in which case the gain will generally be taxed at a rate of 30%. Additionally, if such individual is considered a “Significant Shareholder” at any time during the 12-month period preceding such disposition, i.e., such shareholder holds directly or indirectly, including together with others, at least 10% of any means of control in Attunity, the tax rate will be 30%.  Individuals who are subject to tax in Israel (whether any such individual is an Israeli resident or non-Israeli resident) are also subject to an additional tax at the rate of 3% on annual taxable income exceeding NIS 649,560 in 2019 which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gains.

                Real capital gains derived by companies are generally taxed at the corporate tax rate (the corporate tax rate in Israel in 2019 is 23%). The foregoing tax rates will not apply to dealers in securities. Under the Convention Between the Government of the United States of America and the Government of the State of Israel with Respect to Taxes on Income (the “Treaty”), Israeli capital gains tax generally will not apply to the disposition of shares of an Israeli company by a U.S. Holder to which the Treaty applies (a “U.S. Treaty Resident”) who holds the shares as a capital asset.  However, such exemption will not apply in certain circumstances including if (i) the U.S. Treaty Resident has held, directly or indirectly, shares representing 10% or more of the voting power in Attunity during any part of the 12-month period preceding the disposition, subject to specified conditions,  (ii) the capital gains from such disposition may be attributed to a permanent establishment of such U.S. Treaty Resident in Israel, or (iii) the seller, being an individual, is present in Israel for a period or periods aggregating to 183 days or more during the taxable year.

Other tax treaties to which the State of Israel is a party may be applicable to non-Israeli resident shareholders that are not U.S. Holders.

In addition, even if the Treaty or another applicable tax treaty does not provide for an exemption, Israeli law generally exempts non-residents of Israel, whether individuals or companies, from Israeli capital gains tax on the sale of shares traded on certain stock exchanges outside of Israel, such as the NASDAQ Capital Market, provided, among other things, that such gains are not attributable to a permanent establishment of such shareholders maintained in Israel and that the shares were purchased after they were listed for trade on the stock exchange. Non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (i) have a controlling interest of more than 25% in such non-Israeli corporation or (ii) are the beneficiaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Accordingly, Attunity shareholders who acquired their shares prior to Attunity’s initial public offering in 1992 and who do not qualify for an exemption from Israeli capital gains tax under the Ordinance or an applicable tax treaty to which the State of Israel is a party, including the Treaty, may be subject to Israeli capital gains tax on the disposition of their Attunity ordinary shares in the merger.  Such shareholders should consult their own tax advisors regarding the tax consequences of the merger to them.

Parent and Attunity have agreed to request certain pre-rulings from the Israeli Tax Authority (the “ITA”), with respect to, among other things:

•
The first request will address, among other things, the (where required) requisite holding period of cash consideration with the option plans’ trustee in order to preserve preferential tax treatment under Section 102 of the Ordinance.

•
The second request will ask that the ITA either exempts the Company, the Parent and the respective paying agents from any obligation to withhold Israeli tax at source or provides that no such obligation exists, or otherwise provides detailed instructions on how such withholding at source is to be executed in connection with the merger and different categories of shareholders.  In addition, the request will ask that non-Israeli shareholders that purchased their ordinary shares on or after December 17, 1992 (the date on which Attunity listed its shares on the NASDAQ Global Market) and hold less than 5% of the outstanding ordinary shares will be exempt from withholding to the extent that such shareholders will provide the paying agent with certain declarations regarding their residency and the date on which the shares were purchased.  We cannot assure you that our requests will be accepted.  Pursuant to the merger agreement, the paying agent and Parent are entitled to deduct and withhold from any consideration payable in the merger such amounts as may be required to be deducted or withheld therefrom under the Ordinance, subject to providing the paying agent or Parent a certificate issued by the ITA providing for a specific exemption or reduction with respect to Israeli tax withholding.

No assurance can be made that any of the requests made in the tax ruling request will be granted by the ITA, and if obtained, what will be their term and conditions.

Regulatory Matters

In considering the various conditions that must be satisfied prior to the completion of the merger, Attunity specifically considered the various regulatory filings and approvals that would be necessary to complete the merger, including receipt of the regulatory approvals referred to below.

Antitrust Filings under the HSR Act and the Cartel Act. Under the HSR Act, certain transactions, including the merger, may not be consummated unless certain waiting period requirements have expired or been terminated. Pursuant to the requirements of the HSR Act, the required Notification and Report Forms with respect to the merger were filed with the United States Department of Justice, Antitrust Division, referred to as the Antitrust Division, and the Federal Trade Commission, referred to as the FTC, on March 6, 2019. Pursuant to the requirements of the HSR Act, the merger may be closed following the expiration of a 30-calendar day waiting period (if the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day) following such filings with the FTC and the Antitrust Division, unless the federal government terminates the waiting period early or issues a request for additional information and documentary material. The 30-calendar day waiting period with respect to the merger commenced on March 6, 2019.

If, within the initial 30-day waiting period, either the Antitrust Division or the FTC requests additional information and documentary material concerning this merger, the waiting period will be extended and will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after the date both parties substantially comply with that request, unless the waiting period is earlier terminated by the FTC or Antitrust Division. If the thirtieth day falls on a weekend or holiday, the waiting period will expire on the next business day.

Attunity and affiliates of the Parent also conduct business outside of the United States. Under the Cartel Act, the merger may not be completed until the expiration of a four-week waiting period following the filing of a notification with the Austrian Federal Competition Authority, referred to as the FCA. The parties filed such notification with the FCA in connection with the merger on March 4, 2019. The four-week waiting period with respect to the merger commenced on March 4, 2019.

At any time before or after this merger is completed, relevant government entities and private parties (including individual states) may bring legal actions under the antitrust laws seeking to block or unwind the merger. Attunity does not believe that the merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the merger on antitrust grounds will not be made, or if such a challenge is made, what the result will be.

 Israeli Innovation Authority.  In connection with the merger agreement, Attunity is required to provide a notice to the Israeli National Authority for Technological Innovation (the “Innovation Authority”), formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel, regarding the change in ownership of Attunity effected as a result of the merger.  In addition, Parent is required to provide a related undertaking to the Innovation Authority following the closing.

Israeli Companies’ Registrar.  Each merging company is required to file with the Israeli Companies’ Registrar a merger proposal setting forth specified details with respect to the merger, within three days of calling a shareholders meeting to approve the merger.  Attunity and Merger Sub have filed the required merger proposal with the Israeli Companies’ Registrar.

After the shareholders’ vote, each of the merging companies must file a notice with the Israeli Companies’ Registrar regarding the decision of the shareholders.

Assuming that the shareholders of Attunity and Merger Sub approve the merger proposal (and all the other conditions set forth in the merger agreement have been satisfied) and that all of the statutory procedures and requirements have been complied with, and so long as least 30 days have passed from the date of the meeting and at least 50 days have passed from the date of the filing of the merger proposal with the Israeli Companies’ Registrar, the merger will become effective upon the issuance of a certificate of merger following a request by Attunity and Merger Sub, and upon request the Israeli Companies’ Registrar will be required to register the merger in the Israeli Companies’ register.

Israeli Tax Rulings.  Parent and Attunity have agreed to request certain rulings from the Israeli Tax Authority.  See “The Merger—Material Israeli Tax Consequences.”

Notice to Creditors.  Pursuant to the Companies Law, a copy of an Israeli statutory form relating to the merger proposal (the “Israeli merger notice”) must be sent to the secured creditors of each merging company, if applicable, within three days after the Israeli merger notice was filed with the Israeli Companies’ Registrar.  Non-secured creditors must be informed of the merger by publication in two daily newspapers in Israel on the day that the Israeli merger notice is submitted to the Israeli Companies’ Registrar.  A merging company that has “substantial creditors” (as defined in the regulations promulgated under the Companies Law), outside of Israel or whose shares are listed for trading on an exchange outside of Israel, such as Attunity, must also publish a notice in a daily newspaper in the state where the majority of the substantial creditors reside or where the ordinary shares are listed, within three business days after the merger proposal was filed with the Israeli Companies’ Registrar. Each merging company must also give notice to its “substantial creditors” (as defined in the regulations promulgated under the Companies Law), if applicable, within four business days from the date of submitting the merger proposal with the Israeli Companies’ Registrar. Attunity and Merger Sub have complied with such notifications, including notifications to the Israeli Companies’ Registrar.

THE MERGER AGREEMENT

The following is a summary of certain provisions of the merger agreement.  This section describes material provisions of the merger agreement, but does not purport to describe all of the terms of the merger agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Annex A to this document and incorporated by reference into this document.  You are urged to read the merger agreement carefully and in its entirety because it is the legal document that governs the merger.  This section entitled “The Merger Agreement” is not intended to provide you with any factual information about us.  Such information can be found elsewhere in this proxy statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 103 of this proxy statement.

Explanatory Note Regarding the Merger Agreement

The merger agreement has been provided solely to inform you of its terms. The rights and obligations of Attunity, Parent, Merger Sub, Ultimate Parent and Qlik Technologies are governed by the express terms of the merger agreement and not by this summary or any other information contained in this proxy statement. The merger agreement contains customary representations and warranties that Attunity, on the one hand, and Parent, Merger Sub, Ultimate Parent and Qlik Technologies, on the other hand, made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the merger agreement among the parties and may be subject to important qualifications and limitations not reflected in the text of the merger agreement agreed to by Attunity, Parent, Merger Sub, Ultimate Parent and Qlik Technologies in connection with the negotiated terms. Moreover, some of those representations and warranties may have been qualified by certain disclosure not reflected in the text of the merger agreement, may be subject to a contractual standard of materiality different from those generally applicable to shareholders or may have been used for purposes of allocating risk among Attunity, on the one hand, and Parent, Merger Sub, Ultimate Parent and Qlik Technologies, on the other hand, rather than establishing matters as facts. Investors and security holders are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties to the merger agreement or any of their respective affiliates or businesses. For the foregoing reasons, you should not read the representations and warranties given by the parties in the merger agreement or any description of the merger agreement as characterizations of the actual state of facts or conditions of Attunity, Parent, Merger Sub, Ultimate Parent, Qlik Technologies or any of their respective subsidiaries or affiliates.

The Merger

Upon the terms and subject to the conditions of the merger agreement, and in accordance with Israeli law, at the effective time of the merger, Merger Sub, a wholly-owned subsidiary of Parent, will be merged with and into Attunity and, as a result of the merger, the separate corporate existence of Merger Sub will cease and Attunity will continue as the surviving company and will (a) become a wholly-owned subsidiary of Parent, (b) continue to be governed by the laws of the State of Israel, (c) maintain a registered office in the State of Israel and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and Attunity in accordance with the Companies Law.  The merger will be effected by way of a statutory merger pursuant to Sections 314-327 of the Companies Law, which requires, among other things, the approval of a simple majority of the voting power present and voting at a meeting of Attunity’s shareholders in person or by proxy, excluding abstentions and broker non-votes and excluding the voting power of any ordinary shares that are held by Merger Sub and Parent.

Closing and Effective Time of the Merger

Unless otherwise agreed upon in writing by Attunity and Parent or unless the merger agreement is terminated in accordance with its provisions, the closing of the merger will take place not later than the second business day after the satisfaction or waiver of all of the conditions precedent set forth in the merger agreement and described in the section entitled “Conditions to the Merger” beginning on page 90 of this proxy statement (other than those conditions that by their nature are to be satisfied at the closing of the merger, but subject to the satisfaction or waiver of those conditions by the party entitled to waive such conditions). The merger will become effective upon the issuance by the Israeli Companies’ Registrar of the certificate of merger in accordance with Section 323(5) of the Companies Law.

Articles of Association and Memorandum of Association; Directors

At the effective time of the merger, the articles of association and memorandum of association of Attunity, each as in effect immediately prior to the effective time of the merger, will be the articles of association and memorandum of association, respectively, of the surviving company, each in a form agreed upon by Attunity prior to the closing of the merger, until thereafter amended as provided therein or by applicable law.  From and after the effective time of the merger, the parties shall take all actions necessary so that the directors of Merger Sub immediately prior to the effective time of the merger will be the directors, of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company. From and after the effective time of the merger, the officers of Merger Sub immediately prior to the effective time of the merger will be the officers of the surviving company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified in accordance with the articles of association of the surviving company.

The Merger Consideration and the Conversion of Share Capital

At the effective time of the merger, by virtue of the merger and without any action on the part of Attunity, Parent, Merger Sub or the holders of any of the ordinary shares, each ordinary share issued and outstanding immediately prior to the effective time of the merger (other than ordinary shares held in the treasury of Attunity, reserved for future grants under the Company Share Plans or owned by Parent or any direct or indirect wholly-owned subsidiary of Attunity or of Parent (if any), which shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist) shall automatically be converted into and represent the right to receive $23.50 in cash without any interest thereon, subject to the withholding of any applicable withholding taxes.

At the effective time of the merger, each outstanding option to acquire ordinary shares then outstanding and unexercised, whether or not vested, shall be accelerated and canceled in exchange for the right to receive a cash payment (without interest) equal to the product of (a) the excess, if any, of the merger consideration over the exercise price per ordinary share of such option, and (b) the total number of shares underlying such option, subject to the withholding of any applicable withholding taxes with respect to such payment, provided that any such option that does not accelerate automatically pursuant to its terms and is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting. In addition, each RSU outstanding under any of the Company Share Plans, whether or not then vested, will be accelerated and canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (A) $23.50 multiplied by (B) the number of company shares subject to subject to such RSU, less applicable withholding taxes required to be withheld with respect to such payment, provided that (i) the payment of any such consideration to U.S. persons shall be made in a manner that complies with Section 409A of the Code and (ii) in regard to any RSUs that are not vested (either pursuant to their terms upon the change of control that will occur upon the consummation of the merger or by action of our Board of Directors as part of the merger agreement) at the effective time, the consideration payable in exchange for such RSUs will be paid, subject to certain exceptions, on the same vesting schedule and subject to the same vesting conditions that governed such RSUs immediately prior to the effective time, and provided that any such RSU that is held by any of our non-employee directors will be accelerated only if the director proposal is adopted at the extraordinary general meeting. In addition, under the merger agreement, all performance-based RSUs are deemed to be fully vested at target levels of achievement for purposes of the merger agreement (with respect to performance-based RSUs that are tied to the achievement of at least $100 million of revenues, at the target level of achievement for 2019). The merger agreement further provides that (i) any unvested RSUs that are to become vested by June 30, 2019 and (ii) 10% of the balance of the unvested RSUs will be accelerated and shall be paid at the effective time (similar to other RSUs that are vested at the effective time).

Each ordinary share of Merger Sub outstanding immediately prior to the effective time of the merger will be automatically converted into one ordinary share of the surviving company of the merger.

Payment Procedures

Prior to the effective time of the merger, but in no event later than three business days prior to the closing date, Parent will enter into and deliver to Attunity an agreement with the paying agent, and, at the request of Attunity, engage an information agent reasonably acceptable to Attunity and Parent to assist, among other things, in obtaining any requisite residency certificate and/or other declaration for Israeli tax withholding purposes.

On or prior to the closing date, Parent must deposit, or cause to be deposited, with the paying agent, for payment to (a) the holders of ordinary shares (excluding (i) ordinary shares issued upon exercise of options granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (such options referred to as “Company 102 options” and such ordinary shares referred to as “102 shares”) and (ii) awards of RSUs) (including performance-based RSUs) outstanding under any of the Company Share Plans (such awards referred to as “Company RSUs”)), in respect of which Parent must cause payment to be made by the paying agent as provided below, (b) the holders of 102 shares, RSUs granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (such RSUs referred to as “102 RSUs”) (other than unvested RSUs),102 options and  options granted under Section 3(i) of the Ordinance (such options referred to as “3(i) options”), in respect of which Parent must cause payment to be made by the paying agent to the 102 trustee, and (c) the holders of options (other than 102 options and 3(i) options) and RSUs (other than 102 RSUs and unvested RSUs), in respect of which Parent must cause payment to be made by the paying agent to Attunity (or the applicable engaging subsidiary), an amount of cash equal to the aggregate merger consideration to which such holders of ordinary shares (including 102 shares), options (including 102 options and 3(i) options) and RSUs (including 102 RSUs but excluding unvested RSUs) are entitled to receive pursuant to the merger agreement.

Promptly following the effective time of the merger, Parent and the surviving company will cause the paying agent to mail to each holder of record of ordinary shares (whether certificated or uncertificated) whose shares were converted into the right to receive the merger consideration, other than 102 shares, (i) a letter of transmittal, (ii) a declaration and/or a valid tax certificate in which the beneficial owner of ordinary shares provides certain information for Parent to determine whether any amounts need to be withheld from the merger consideration payable to such beneficial holder pursuant to the terms of the Ordinance, the Code, or any applicable provision of state, local, Israeli or foreign law, and (iii) instructions for surrendering the certificates or uncertificated ordinary shares in exchange for the merger consideration and for handling lost certificates. Payments and deliveries of the merger consideration shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Upon payment of the merger consideration, each certificate or uncertificated ordinary share surrendered will be cancelled. Any merger consideration payable in respect of 102 shares will be transferred by Parent to the paying agent and Parent must cause the paying agent on the closing date to make payment of such merger consideration to the 102 trustee for the beneficial owners thereof, and such merger consideration will be released by the 102 trustee to the beneficial holders of such 102 shares, in accordance with the requirements of the Ordinance and the option tax ruling (as defined below), if obtained.

Immediately after the effective time of the merger, Parent must cause the paying agent to transfer the aggregate option consideration with respect to 102 options, 3(i) options and 102 RSUs to the 102 trustee, on behalf of the holders of (i) 102 options and 102 RSUs, as the case may be, and (ii) 3(i) options in accordance with the option tax ruling.  Such amounts must be held in trust by the 102 trustee pursuant to the applicable provisions of Section 102 of the Ordinance and the option tax ruling, if obtained, and must be released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the option tax ruling, if obtained.

Immediately after the effective time of the merger, Parent must cause the paying agent to promptly deposit the aggregate amount of funds payable in respect of options (other than 102 options and 3(i) options) and RSUs (other than unvested RSUs and 102 RSUs) with Attunity or, if applicable, the relevant engaging subsidiary of Attunity, at one or more accounts designated by Attunity prior to the closing of the merger for the benefit of the holders of options (other than 102 options and 3(i) options) and RSUs (other than unvested RSUs and 102 RSUs), which amounts must be paid by Attunity or, if applicable, the relevant engaging subsidiary of Attunity, to the respective holders thereof through Attunity’s or, if applicable, the relevant engaging subsidiary of Attunity’s payroll system, subject to applicable withholdings.

Parent shall cause the payment of the merger consideration for unvested RSUs, if any, to be paid on the same vesting schedule and subject to the same vesting conditions that governed the unvested RSUs immediately prior to the effective time of the merger by way of (i) with respect to unvested RSUs granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance, payment to the 102 trustee, on behalf of holders of 102 unvested RSUs, which shall be held in trust and released by the 102 trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the option tax ruling, if obtained, and (ii) with respect to all other unvested RSUs, payment to Attunity (or, if applicable, the relevant engaging subsidiary), which amounts shall be paid by Attunity (or, if applicable, the relevant engaging subsidiary) to the respective holders thereof through Attunity’s or, if applicable, the relevant engaging subsidiary’s payroll system, subject to applicable withholdings.

Payment of the merger consideration in respect of ordinary shares may be made to a person other than the person in whose name the certificates representing the shares of ordinary share or uncertificated ordinary shares so surrendered are registered in the stock transfer books or ledger of Attunity only if the certificate representing such ordinary shares or uncertificated ordinary shares is properly endorsed and otherwise in proper form for surrender and transfer and the person requesting such payment pays Parent (or any agent designated by Parent) any transfer or other taxes to be paid by reason of the payment of the applicable merger consideration or establishes to the satisfaction of Parent that such taxes have been paid or are otherwise not payable.

If any cash deposited with the paying agent is not claimed within 12 months following the effective time of the merger, such cash will be delivered to Parent upon demand, and any holders of ordinary shares that were issued and outstanding immediately prior to the merger who have not previously complied with the exchange procedures in the merger agreement may thereafter look only to Parent for payment (which will not include interest) of any such holder’s claim for merger consideration.

None of the paying agent, Parent, Merger Sub, the surviving company or any other party shall be liable to a holder of ordinary shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

In the event that any certificate representing ordinary shares has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and a reasonable and customary agreement by such holder to indemnify and hold Parent harmless from and against any losses in connection therewith, and, if reasonably required by Parent, posting of a bond sufficient to serve as indemnity against any claim that may be made against it with respect to such certificate, the paying agent will issue, in exchange for such lost, stolen or destroyed certificate, the aggregate merger consideration to be paid in respect of the ordinary shares represented by such certificate.

No interest will accumulate on any amount payable in respect of any ordinary shares or options in connection with the merger.

Representations and Warranties

The merger agreement contains customary representations and warranties made by Attunity to Parent and Merger Sub that are subject to specified exceptions and qualifications contained in the merger agreement and the confidential disclosure letter that Attunity delivered to Parent concurrently with the execution of the merger agreement (the “disclosure letter”). The statements set forth in those representations and warranties were made solely for purposes of the merger agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the merger agreement. Furthermore, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality, knowledge or material adverse effect qualifiers different from those generally applicable to public disclosures to shareholders. The representations and warranties were used for the purpose of allocating risk between the parties to the merger agreement rather than establishing matters of fact and should not be relied upon as statements of factual information. The representations and warranties made by Attunity in the merger agreement and the description of them in this proxy statement should be read in conjunction with the other information contained in the reports, statements and filings Attunity publicly files with the SEC.

In the merger agreement, Attunity made representations and warranties to Parent and Merger Sub with respect to, among other things:

•	corporate matters of Attunity and its subsidiaries, such as organization and good standing;

•
corporate power and authority to execute and deliver the merger agreement, to perform its obligations under the merger agreement, and to consummate the transactions contemplated thereby (subject to obtaining the approval of the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the Companies Law));

•
resolutions of Attunity’s board of directors (a) determining that the merger agreement, the merger and the other transactions contemplated by the merger agreement are fair to, and in the best interests of, Attunity and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the surviving company will be unable to fulfill the obligations of Attunity to its creditors, (b) approving the merger agreement, the merger and the other transactions contemplated by the merger agreement, and (c) determining to recommend that Attunity’s shareholders approve the merger agreement, the merger and the other transactions contemplated by the merger agreement;

•
absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Attunity of the merger agreement and the performance by Attunity of its obligations under the merger agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Attunity of the merger agreement and the performance by Attunity of its obligations under the merger agreement;

•	the capitalization of Attunity;

•	ownership of, and other matters related to, Attunity’s subsidiaries;

•	Attunity’s SEC filings, including the financial statements contained therein, and compliance with securities and other laws, including the Sarbanes-Oxley Act of 2002;

•
the conduct of the business of Attunity and its subsidiaries and the absence of a change that has had or would reasonably expected to have, individually or in the aggregate, a material adverse effect on Attunity;

•	all indebtedness of Attunity and its subsidiaries;

•	certain material contracts of Attunity and its subsidiaries;

•	real property;

•	personal property and assets;

•	intellectual property matters;

•	tax matters;

•	employee benefit matters;

•	labor and employment matters;

•	compliance with laws and permits;

•	environmental matters;

•	litigation matters;

•	insurance matters;

•	brokerage, finder’s or similar fees and commissions;

•	receipt by Attunity’s board of directors of an opinion from J.P. Morgan, its financial advisor;

•	inapplicability of anti-takeover statutes;

•	accuracy of this proxy statement;

•	trade controls and anti-corruption laws; and

•	related party transactions.

Many of the representations and warranties in the merger agreement made by Attunity are qualified by a “materiality,” “knowledge” or “material adverse effect” standard. For purposes of the merger agreement, a “material adverse effect” means, with respect to Attunity, any change, effect, event, fact, condition, occurrence or development that has a material adverse effect on the business, financial condition, assets, liabilities or results of operations of Attunity and its subsidiaries, taken as a whole.  However, no change, effect, event, fact, condition, occurrence or development resulting from or arising out of the following will be deemed to be or, or will be taken into account in determining whether there is a “material adverse effect” with respect to Attunity (although certain changes will be taken into account to the extent materially and disproportionately impacting Attunity relative to other businesses of a similar size in the industries in which Attunity operates):

•
general economic or business conditions (or changes in such conditions) in Israel, the United States (including any U.S. federal shutdown) or any other country or region in the world or conditions in the global economy generally;

•
conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (a) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a person’s results of operations) and (b) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;

•
conditions (or changes in such conditions) in the industries in which Attunity and its subsidiaries conduct business, including changes in conditions in the software industry generally or the data integration and big data management software industry generally;

•
political conditions (or changes in such conditions) in Israel, the United states or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;

•
changes in applicable law or other legal or regulatory conditions (or the interpretation thereof) or changes in U.S. generally accepted accounting principles (“GAAP”) or other accounting standards (or the interpretation thereof);

•
any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

•
the public announcement of the merger agreement or the pendency or consummation of the transactions contemplated by the merger agreement, including the identity of Parent, and/or any public communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of Attunity or its subsidiaries, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees, customers, suppliers, distributors or other partners;

•	any action taken or not taken by Parent or Merger Sub in breach of the express provisions of the merger agreement;

•
any action or omission by Attunity or its subsidiaries required by law or pursuant to the terms of the merger agreement, or at the written request of, or with the written consent or waiver of, Parent or any of its affiliates;

•
changes in Attunity’s share price or the trading volume of Attunity’s shares, in and of itself, or any failure by Attunity to meet any analyst estimates or expectations of Attunity’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by Attunity to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures);

•
any legal proceedings brought or threatened by any of the current or former shareholders of the Attunity (on their own behalf or on behalf of Attunity) relating to the merger agreement or any of the transactions contemplated thereby, including the merger; or

•
any matters set forth in the disclosure letter, provided that, for purposes of this clause the mere inclusion of a list of items such as contracts, option grants, customers, vendors or intellectual property shall not be deemed to be disclosure of any issues under, or liabilities with respect to, the items on such list.

In the merger agreement, Parent and Merger Sub made customary representations and warranties to Attunity with respect to, among other things:

•	corporate matters of Parent and Merger Sub, such as organization and good standing;

•	corporate power and authority to execute and deliver the merger agreement, to perform their obligations under the merger agreement, and to consummate the transactions contemplated thereby;

•	approval of the merger, the merger agreement and the transactions contemplated by the merger agreement by the board of directors of Merger Sub;

•
absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws, in each case, arising out of the execution and delivery by Parent and Merger Sub of the merger agreement and the performance by Parent and Merger Sub of their obligations under the merger agreement;

•
required regulatory filings, consents and approvals in connection with the execution and delivery by Parent and Merger Sub of the merger agreement and the performance by Parent and Merger Sub of their obligations under the merger agreement;

•	litigation matters;

•	accuracy of information supplied for inclusion in or incorporation by reference into this proxy statement;

•	no ownership of Attunity’s securities;

•	brokerage, finder’s or similar fees and commissions;

•	operations of Merger Sub;

•	no contact with customers, suppliers or other material business relations of Attunity and its subsidiaries;

•	no shareholders or management arrangements except as contemplated by the merger agreement;

•	the intent of Parent and Merger Sub in entering into the transactions contemplated by the merger agreement;

•	the financial statements of Ultimate Parent and its affiliates and the solvency of Parent and Merger Sub; and

•
the debt commitment letter, dated as of February 21, 2019, among Ultimate Parent and the lenders thereto (the “debt financing sources”), pursuant to which the debt financing sources agreed to lend to Ultimate Parent the amounts set forth therein on the terms and subject to the conditions set forth therein for the purpose of funding the transactions contemplated by the merger agreement, that the debt commitment letter is in full force and effect, and that the aggregate proceeds contemplated by the debt commitment letter, together with cash on hand, will provide Parent sufficient immediately available cash funds to enable it to pay all amounts required to be paid by it under the merger agreement and such financing commitment letters, provided that in no event shall the receipt or the availability of any funds or financing (including the debt financing) by Parent, Merger Sub or any of their respective affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under the merger agreement.

In addition, the Ultimate Parent and Qlik Technologies made customary representations and warranties to Attunity in connection with the guarantees provided by them under the merger agreement.

Some of the representations and warranties in the merger agreement made by Parent, Merger Sub, Ultimate Parent and Qlik Technologies are qualified by a “materiality,” “knowledge” or “material adverse effect” standard.  For purposes of the merger agreement, a “material adverse effect” means, with respect to Parent and Merger Sub, any effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the merger and the other transactions contemplated by the merger agreement.

The representations and warranties of either party contained in the merger agreement will not survive the effective time of the merger.

Covenants Regarding Conduct of Business by Attunity Pending the Merger

The merger agreement contains certain covenants restricting the conduct of business by Attunity between the date of the merger agreement and the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger. In general, Attunity has agreed that, unless Parent gives its written approval in advance (which approval may not be unreasonably withheld, delayed or conditioned) or except as expressly required or permitted in the merger agreement, or as required by applicable law (including any requirement of the SEC), or as disclosed in the confidential disclosure letter that Attunity delivered to Parent concurrently with the execution of the merger agreement, each of Attunity and its subsidiaries must carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects, and, to the extent consistent with past practice, must use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of Attunity and its subsidiaries with persons with whom Attunity and its subsidiaries have significant business relations in all material respects and keep available the services of the present key employees in all material respects.

Attunity has further agreed that, except as expressly required or permitted in the merger agreement, as required by applicable law (including any requirement of the SEC but not GAAP), as disclosed in the disclosure letter, or as approved by Parent (which approval may not be unreasonably withheld, delayed or conditioned), until the earlier to occur of the termination of the merger agreement pursuant to its terms and the effective time of the merger, Attunity will not, and will not permit its subsidiaries to take the following actions (subject to certain exceptions specified in the merger agreement or the schedules thereto):

•	amend the articles of association or memorandum of association of Attunity or materially amend any organizational document of Attunity’s subsidiaries;

•	issue, sell, or deliver any equity securities of Attunity or its subsidiaries, except for the issuance of ordinary shares upon exercise or vesting of options or RSUs;

•
directly or indirectly, repurchase, redeem or otherwise acquire any equity securities of Attunity or its subsidiaries, except in connection with tax withholdings and exercise price settlements upon the exercise or vesting of options or RSUs;

•	split, combine, subdivide or reclassify the share capital of Attunity or its subsidiaries;

•
declare, set aside or pay any dividend or other distribution in respect of the share capital of Attunity or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by Attunity’s subsidiaries to Attunity;

•	complete or partially liquidate Attunity or adopt a plan of complete or partial liquidation with respect to Attunity;

•	incur, assume or guarantee any indebtedness, or issue any debt securities, except for loans, advances or guarantees between Attunity and its subsidiaries;

•
make any loans, advances or capital contributions to or investments in any other person (other than Attunity or its subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice;

•	mortgage or pledge any of Attunity’s material assets, tangible or intangible or create any lien thereupon, except for liens permitted under the merger agreement;

•
except as may be required by any employee plan or contract in effect at the date of the merger agreement, (a) enter into, adopt, amend in any material respect or terminate any material employee benefit agreement, arrangement or plan, (b) increase the compensation or pay any special remuneration to any director, officer or employee, or pay any material benefit not required by any employee plan as in effect as of the date of the merger agreement, except for calculating and paying of the existing annual bonus for 2018 to any employees of Attunity and its subsidiaries, or (c) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any employee plan, to the extent not already provided in such employee plan;

•	implement any employee layoffs implicating the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

•	make any material change in any of the accounting principles or practices, except as may be required by GAAP;

•	make or agree to make any new capital expenditure or expenditures in excess of $300,000, individually, or $1,000,000, in the aggregate;

•
acquire or agree to acquire (a) any business or other entity or any material equity interest for consideration in excess of $500,000 in the aggregate, or (b) any assets that are material, individually or in the aggregate, to Attunity and its subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice;

•
sell, lease (as lessor), license or otherwise dispose of or subject to any lien any properties or assets of Attunity or its subsidiaries, which are material to Attunity and its subsidiaries, taken as a whole, other than in the ordinary course;

•
sell, lease, license, knowingly disclose or otherwise transfer, dispose of or abandon any material owned intellectual property right, other than the grant of non-exclusive licenses to customers in the ordinary course of business;

•
other than in the ordinary course of business, consistent with past practice, (a) enter into (including by amendment of any contract such that such contract becomes a material contract) or terminate any material contract (or a contract that would be a material contract if it were entered into on the date of the merger agreement), (b) amend or modify in any material respect any material contract, or (c) waive, release or assign any material rights, claims or benefits of Attunity or any of its subsidiaries under any material contract; or

•
settle any legal proceedings unless such settlement (a) is for liabilities reflected or reserved against in full in the balance sheet or is for legal proceedings incurred since December 31, 2018 in the ordinary course of business and involves payment by Attunity not in excess of $150,000 individually or $300,000 in the aggregate and (b) does not impose any material restrictions on the operations of Attunity and its subsidiaries;

•	(A) terminate the employment of any executive officer other than for “cause” or (B) hire any new employees, except for non-officer employees with annual base compensation of $150,000 or less per year;

•
except as required by applicable law or GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, in any case other than in the ordinary course of business consistent with past practice;

•
effect, or publicly announce any intention to effect, any material change, delay or acceleration of customer billing or vendor payment practices (including through incentives or discounts), in each case other than in the ordinary course of business;

•
(a) make or change any material tax election,  (b) file any material amended tax return, (c) settle or finally resolve any tax contest with respect to a material amount of tax, (d) enter into any closing agreement relating to any material tax, (e) consent to any extension or waiver of a statute of limitation period applicable to any material tax claim or assessment, (f) fail to pay any material tax when due and payable (including estimated taxes), except to the extent such taxes are contested in good faith with respect to which adequate reserves have been established  in accordance with GAAP, or (g) surrender any right to claim a material tax refund; or

•	authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

Attunity Shareholders’ Meeting

Attunity has agreed to, as soon as reasonably practicable following the date of the merger agreement, establish a record date for, duly call, give notice of and convene a special meeting of its shareholders for the purpose of obtaining the approval of the merger agreement by the holders of a majority of the ordinary shares voted (in person or by proxy) on such matter (excluding any absentee votes), and publish the notice of such special meeting.  The notice of such special meeting was originally published on February 28, 2019 and the record date is March 4, 2019.

Attunity has agreed to, as soon as reasonably practicable following the execution of the merger agreement and in any event within fifteen business days after the date of the merger agreement, furnish to the SEC on Form 6-K a proxy statement for the meeting of Attunity shareholders and cause the proxy statement to be mailed to the Attunity shareholders. Unless Attunity’s board of directors has effected a company board recommendation change, Attunity shall include the company board recommendation in the proxy statement, except as otherwise provided in the covenants relating to the non-solicitation of alternative transaction proposals contained in the merger agreement (see the section entitled “Attunity Board Recommendation Change” beginning on page 82 of this proxy statement).  If, on the date of the meeting of Attunity shareholders, Attunity has not received proxies representing a sufficient number of ordinary shares to obtain the approval of the merger agreement by Attunity shareholders, whether or not a quorum is present, Attunity may make one or more successive postponements or adjournments of such meeting, but such meeting may not be postponed or adjourned to a date that is in the aggregate more than 20 days after the date for which such meeting was originally scheduled (other than any adjournments or postponements required by applicable law, including adjournments or postponements to the extent required under applicable law to ensure that any required supplement or amendment to this proxy statement is provided or made available to the Attunity shareholders or to permit dissemination of information which is material to Attunity shareholders voting at such meeting and to give the Attunity shareholders sufficient time to evaluate any such supplement or amendment or other information).

If at any time prior to the effective time of the merger any event or circumstance relating to Attunity or Parent or any of Attunity’s or Parent’s subsidiaries, or their respective officers or directors, is discovered by Attunity or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the proxy statement, such party shall promptly inform the others and Attunity shall as promptly as reasonably practicable file or furnish any necessary amendment or supplement to the proxy statement with the SEC and, to the extent required by applicable law, disseminate the information contained in such amendment or supplement to Attunity’s shareholders.  Each of Parent, Merger Sub and Attunity agrees to correct any information provided by it for use in the proxy statement which shall have become false or misleading.

Once Attunity has established the record date for the Attunity shareholders meeting, Attunity shall not change such record date or establish a different record date without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable law. In the event that the date of the Attunity shareholders meeting as originally called is for any reason adjourned, postponed or otherwise delayed, Attunity agrees that unless Parent shall have otherwise approved in writing, it shall use reasonable best efforts to implement such adjournment or postponement or other delay in such a way that Attunity does not establish a new record date for the Attunity shareholders meeting, as so adjourned, postponed or delayed, except as required by applicable law. Unless the merger agreement is validly terminated in accordance with the terms thereof, Attunity shall submit the merger agreement and the merger to its shareholders at the Attunity shareholders meeting, even if the Attunity board (or a committee thereof) has effected a board recommendation change. Notwithstanding the foregoing, Attunity may adjourn or postpone the Attunity shareholders meeting as and to the extent required by applicable law.

Attunity and Merger Sub have agreed that they will, as promptly as practicable after the execution of the merger agreement, cause a merger proposal (in the Hebrew language) to be executed in accordance with Section 316 of the Companies Law and delivered to the Israeli Companies’ Registrar.  Attunity and Merger Sub have further agreed to timely provide and/or publish notices to their creditors in accordance with Section 318 of the Companies Law and to timely inform the Israeli Companies’ Registrar that, in accordance with Section 317(b) of the Companies Law, such notices were given to their respective creditors.  The executed merger proposals of Attunity and Merger Sub were filed with the Israeli Companies’ Registrar on March 3, 2019. The notice to creditors was published (i) by Merger Sub on March 3, 2019 and (ii) by Attunity on March 3, 2019 (in Israel) and on March 4, 2019 (in New York), and the related notification to the Israeli Companies’ Registrar that such notices had been provided was provided by Merger Sub on March 7, 2019 and by Attunity on March 10, 2019.  Notices to the Israeli Companies’ Registrar of the approval of the merger by Merger Sub’s sole shareholder were filed by Merger Sub on March 3, 2019 and will be filed by us promptly following the receipt of the approval of the merger proposal by Attunity’s shareholders.

No Solicitation

Attunity has agreed that it will and will cause its subsidiaries and will use reasonable best efforts to cause its and their respective officers, directors, employees, investment bankers, attorneys or other authorized agents, or advisors or representative thereof, or any direct or indirect subsidiary thereof (referred to in this section of the proxy statement as “representatives”) to (i) immediately cease any and all existing discussions or negotiations with respect to any acquisition proposal (as defined below) with any persons conducted prior to the execution of the merger agreement, (ii) take the necessary steps to promptly inform any persons with whom discussions and negotiations are then occurring or who make an acquisition proposal of the non-solicitation provisions in the merger agreement, (iii) terminate “data room” access to such persons and any other persons who have made, or indicated any intention to make, an acquisition proposal, including their respective representatives (other than Parent’s representatives), and (iv) as promptly as practicable (and in any event within three business days) following the date of the merger agreement, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any person that has, within the one year period prior to the date of the merger Agreement, made or indicated an intention to make an acquisition proposal.  In addition, subject to the merger agreement’s non-solicitation provisions and company board recommendation change provisions, Attunity has agreed that, until the earlier of the merger consummation or the termination of the merger agreement, it will not and will authorize or knowingly permit its subsidiaries to, and will use reasonable best efforts to cause its and their respective representatives not to, directly or indirectly:

•
solicit, initiate or knowingly encourage, or knowingly facilitate the making of an acquisition proposal, or the making of any inquiry, offer or proposal that would be reasonably likely to lead to an acquisition proposal;

•
other than (a) with Parent, Merger Sub or their respective representatives, (b) solely to inform any person of the non-solicitation provisions in the merger agreement or (c) solely to take any of the other actions required to be taken pursuant to the non-solicitation provisions in the merger agreement, enter into, continue or otherwise participate in any discussion or negotiations regarding, or furnish to any person any material non-public information in connection with, any acquisition proposal;

•
grant any waiver of, amend or terminate any “standstill” or similar agreement or obligation of any person with respect to Attunity or its subsidiaries, unless the Attunity board of directors determines after consulting with its outside legal counsel that the failure to waive such provision would reasonably be expected to violate the directors’ fiduciary duties under Israeli law;

•	approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any alternative transaction agreement; or

•	resolve or agree to take any of the foregoing actions.

Notwithstanding the restrictions above, prior to the receipt of the approval of the merger agreement by the Attunity shareholders, Attunity’s board of directors (or a committee thereof) may, directly or indirectly through Attunity’s representatives:

•
contact any person that has made an unsolicited acquisition proposal (and its advisors) solely for the purpose of clarifying the proposal and any terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal constitutes, or would reasonably be expected to lead to, a superior proposal (as defined below); or

•
if Attunity’s board of directors determines in good faith (after consultation with its financial advisor and outside legal counsel) that an acquisition proposal which did not result from a breach by Attunity or its subsidiaries of the non-solicitation provisions of the merger agreement (other than any immaterial breach not intended to result in an Acquisition Proposal) either constitutes or would reasonably be expected to lead to a superior proposal and that the failure to engage in such discussions or negotiations would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Israeli law:

o	participate or engage in discussions or negotiations with any such person regarding an acquisition proposal; or

o
furnish to any such person that has made such an acquisition proposal, any information relating to Attunity or its subsidiaries and/or afford to any such person access to the business, properties, assets, books, records or other information, or to any personnel, of Attunity or its subsidiaries, in each case under this bullet point pursuant to, and subject to execution of an acceptable confidentiality agreement.

In addition, Attunity has agreed that it will provide to Parent all such non-public information not previously provided to Parent (or its representatives) as promptly as reasonably practicable (and in any event not more than 24 hours) after such information has been provided or made available to such person (or its representatives).  Furthermore, Attunity has agreed that it will advise Parent of any acquisition proposal and the material terms and conditions of any such acquisition proposal (including the identity of such person) and copies of any agreement or other document submitted in connection therewith and will keep Parent reasonably informed of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such acquisition proposal no later than 24 hours after the receipt of the acquisition proposal or the occurrence of any such material developments.

For purposes of the merger agreement, the term “acquisition proposal” means any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent or Merger Sub) relating to an acquisition transaction.  For purposes of the merger agreement, the term “acquisition transaction” means any transaction or series of related transactions (other than the transactions contemplated by the merger agreement) involving: (a) the purchase or other acquisition, including through any tender offer or exchange offer, by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of ordinary shares (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such ordinary shares) representing more than twenty-five percent (25%) of the outstanding ordinary shares; (b) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving Attunity and/or its subsidiaries that, if consummated in accordance with its terms, would result in any person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning (including through the ownership of options, rights or warrants to purchase, or securities convertible into or exchangeable for, securities that represent ordinary shares) directly or indirectly, more than twenty-five percent (25%) of the outstanding ordinary shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction; or (c) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the subsidiaries of Attunity, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated revenues or assets of Attunity and its subsidiaries, taken as a whole or (d) any combination of the foregoing clauses (a)-(c).

For purposes of the merger agreement, the term “superior proposal” means any bona fide written acquisition proposal received after the date of the merger agreement which Attunity’s board of directors determines in good faith (after consultation with Attunity’s financial advisors and outside legal counsel), considering such factors as Attunity’s board of directors considers to be appropriate (including, among other things, if appropriate, financing contingencies, regulatory approvals, shareholder litigation, the identity of the third party making the acquisition proposal (including whether shareholder approval of such third party is required), breakup fee and expense reimbursement provisions), is (i) is on terms that, if consummated, are more favorable to Attunity and the Attunity shareholders than the merger and (ii) reasonably capable of being consummated in accordance with its proposed terms, except with the references to “twenty-five percent (25%)” in the definition of acquisition proposal deemed to be references to “fifty-one percent (51%)”.

Attunity Board Recommendation Change

The merger agreement generally prohibits Attunity’s board of directors (and any committee thereof) from:

•
withdrawing, amending or modifying in a manner adverse to Parent, or publicly proposing to withdraw, amend or modify in a manner adverse to Parent in any material respect, the recommendation of Attunity’s board of directors that the holders of ordinary shares approve the merger agreement and the merger or failing to include the board recommendation in the proxy statement;

•	adopting a formal resolution for approving or recommending or proposing publicly to approve or recommend, any acquisition proposal;

•
if any tender offer or exchange offer that constitutes an acquisition proposal subject to Regulation 14D under the Exchange Act is commenced, recommending in favor of such acquisition proposal or fail to publicly reaffirm the board recommendation in any solicitation or recommendation statement on Schedule 14D-9 filed by Attunity with the SEC within ten business days after the commencement of such acquisition proposal;

•
at any time after receipt or public announcement of an acquisition proposal, fail to publicly reaffirm the board recommendation within four business days after receipt of written request by Parent to do so, but Parent is not permitted to make any such request on more than two occasions in respect of (a) each acquisition proposal and (b) each material amendment or material modification of each such acquisition proposal (with any of the actions in this bullet point and the preceding three bullet points constituting a “company board recommendation change” under the merger agreement); or

•
entering into any letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement or similar agreement (other than an acceptable confidentiality agreement entered into pursuant to the merger agreement) (a) constituting or that could reasonably be expected to lead to any acquisition proposal or (b) requiring it to abandon, terminate or fail to consummate the merger and the other transactions contemplated by the merger agreement (with the document entered into pursuant to this bullet point constituting an “alternative transaction agreement” under the merger agreement).

Notwithstanding the foregoing, if, prior to obtaining the approval of the Attunity shareholders, Attunity or any of its representatives receives a written acquisition proposal that was not made as a result of a breach of the non-solicitation provisions in the merger agreement (other than any immaterial breach not intended to result in an acquisition proposal) and which was made or renewed on or after the date of the merger agreement and not withdrawn and that Attunity’s board of directors determines, after consultation with its financial advisor and outside legal counsel, constitutes a superior proposal and Attunity’s board of directors determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli law, Attunity’s board of directors may (x) effect a company board recommendation change and/or (y) terminate the merger agreement, including paying the Attunity termination fee, and, concurrently with such termination, may enter into an alternative transaction agreement with respect to such superior proposal.  Prior to and as a condition to taking such actions, (a) Attunity must provide Parent four business days’ prior written notice advising Parent that Attunity’s board of directors intends to take such action (such notice or any amendment or update to such notice and the determination to deliver such notice shall not constitute a company board recommendation change), and (b) (i) during such four business day period, if requested in writing by Parent, Attunity must engage in negotiations with Parent regarding any amendment to the merger agreement proposed in writing by Parent, (ii) Attunity’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be offered in a written irrevocable offer by Parent during the four business day period immediately following the delivery by Attunity to Parent of such recommendation change notice and Attunity’s board of directors must have determined (after consultation with its financial advisor and outside legal counsel) that the superior proposal would continue to constitute a superior proposal if such adjustments were to be given effect, and (iii) in the event of any material amendment to any acquisition proposal, Attunity must provide Parent with a new notice and a new notice period and the provisions of this paragraph will apply, on such material amendment, except that the period described in clauses (a) and (b) above shall be two business days rather than four business days.

Notwithstanding the foregoing, Attunity or Attunity’s board of directors, directly or indirectly through their representatives, will be permitted to (i) take or disclose any position or disclose any information reasonably required under applicable law or otherwise complying with Rules 14d-9 or 14e-2 promulgated under the Exchange Act (or any communication under Israeli law with similar content or any other similar communication to the Attunity shareholders), or Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any acquisition proposal, (ii) make any “stop, look and listen” communication to the Attunity shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or any similar communication to the Attunity shareholders) or take a neutral or no position with respect to any acquisition proposal, (iii) make any other disclosure to the Attunity shareholders that is reasonably required by applicable law and (iv) waive any “standstill” or similar provision in order to permit a person to make an acquisition proposal; however, any such disclosures will not, in themselves, constitute a company board recommendation change or form a basis for Parent to terminate the merger agreement provided, however, that (a) in no event shall this affect or modify the definition of company board recommendation change and (b) any such disclosure (other than issuance by Attunity of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the Companies Law) that addresses or relates to the approval, recommendation or declaration of advisability by Attunity board with respect to the merger agreement or an acquisition proposal shall be deemed to be a company board recommendation change unless the Attunity board in connection with such communication publicly states that its recommendation with respect to the merger Agreement has not changed.

Notwithstanding the foregoing, prior to obtaining the approval of the Attunity shareholders, Attunity’s board of directors may effect a company board recommendation change in response to an intervening event (as defined below), if Attunity’s board of directors determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect a company board recommendation change would reasonably be expected to violate the directors’ fiduciary duties under applicable law. Prior to taking such action, (a) Attunity must provide to Parent four business days’ prior written notice advising Parent that Attunity’s board of directors intends to effect such company board recommendation change in respect of such intervening event, and describe in reasonable detail the intervening event and the reasons for such company board recommendation change (such notice or any amendment or update to such notice and the determination to deliver such notice shall not constitute a company board recommendation change), (b) (1) during such four business day period, if requested in writing by Parent, Attunity must engage in negotiations with Parent regarding any amendment to the merger agreement proposed in writing by Parent and (2) Attunity’s board of directors must consider any adjustments to the merger agreement (including a change to the price terms thereof) and the other agreements contemplated by the merger agreement that may be offered in a written offer by Parent during the four business day period (or shorter period prior to the extraordinary general meeting) immediately following the delivery by Attunity to Parent of such notice, which is capable of being accepted by Attunity and Attunity’s board of directors shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect a company board recommendation change would still reasonably be expected to violate the directors’ fiduciary duties under applicable Israeli law if such adjustment were to be given effect, and (C) in the event of any material change to the facts or circumstances of such intervening event, Attunity must provide Parent with a new notice and comply with the requirements of the company board recommendation change provisions,  and a new notice period of the four business day period referred to in clauses (a) and (b) above will recommence.

Efforts to Consummate the Merger

Subject to the exceptions and conditions below and under the merger agreement, each of the Parent, Merger Sub and Attunity has agreed to use its reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, and to assist and cooperate with the other party to the merger agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the merger agreement, including using reasonable best efforts for  (a) causing the conditions to closing to be satisfied; (b) obtaining all necessary actions or approvals from governmental authorities and making all necessary filings with governmental authorities, that are necessary to consummate the merger and the other transactions contemplated the merger agreement; and (c) executing and delivering any additional instruments necessary to consummate the transactions contemplated by the merger agreement and to fully carry out the purposes of the merger agreements. Notwithstanding the foregoing, (a) Attunity is not required prior to the effective time of the merger to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including any amendments or waivers to existing terms of any contract), or to provide additional security to obtain the consent, waiver or approval of any person under any contract and (b) the parties’ obligations with respect to obtaining the applicable regulatory approvals described immediately below shall be governed exclusively by the applicable provisions set forth in the merger agreement.

           Each of Parent and Attunity has agreed to, and cause their respective affiliates (if applicable) to, (i) file the notification and report form required under the HSR Act for the transactions contemplated by the merger agreement as soon as practicable after the date of the merger agreement (but in no event later than ten business days following the date of the merger agreement) and (ii) file comparable pre‑merger or post‑merger notification filings, forms and submissions with the Austrian antitrust authorities and the Israeli Companies’ Registrar as soon as practicable after the date of the merger Agreement and in any event before the expiration of any applicable legal deadline.

           Parent has agreed that it and/or its affiliates will execute and deliver an undertaking in customary form in favor of the OCS, to comply with applicable law (if and when required to do so).

           Parent has also agreed to, and to cause its affiliates to, take any and all actions necessary to obtain any consents, clearances or approvals required in connection with the transaction under any applicable law, and to enable all waiting periods under any applicable law to expire, and to avoid or eliminate each and every impediment under any applicable law asserted by any governmental authority, in each case, to cause the merger and the other transactions contemplated by the merger agreement to occur as soon as practicable and in any event prior to the outside date, provided that notwithstanding the foregoing or anything else in the merger agreement to the contrary, (i) neither Parent nor Merger Sub (nor their respective affiliates, if applicable) or Attunity and its subsidiaries shall be required to sell, divest, license or otherwise dispose of any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent or Merger Sub (or their respective affiliates, if applicable), on the one hand, and Attunity and its subsidiaries, on the other hand, and (ii) neither Parent nor Merger Sub (nor their respective affiliates) shall be required to take any action or enter into any order if such regulatory action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Parent and its subsidiaries (including Attunity and its subsidiaries) after giving effect to the merger.

            Each of Ultimate Parent, Parent and Attunity have agreed that they will not, and will not permit their affiliates to, between the execution date of the merger agreement and until the consummation of the merger (or the earlier termination of the merger agreement), make any acquisition or enter into any definitive agreement for any acquisition if doing so would reasonably be expected to (a) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any required governmental approval or the expiration or termination of any applicable waiting period, (b) materially increase the risk of any governmental authority entering an order prohibiting the consummation of the transactions contemplated by the merger agreement, (c) materially increase the risk of not being able to remove any such order on appeal or otherwise, or (d) materially delay or prevent the consummation of the merger or the other transactions contemplated by the merger agreement.

Employee Matters

Under the merger agreement, until December 31, 2019 (or, if earlier the termination date of the relevant continuing employee), the surviving company is obligated to (or Parent is obligated to cause the surviving company to) provide to all employees of each of Attunity and its subsidiaries who continue to be employed by the surviving company or its subsidiaries immediately following the effective time of the merger (a) a salary or wage level and short-term cash bonus opportunity not lower than the salary or wage level and short-term cash bonus opportunity to which each continuing employee was entitled immediately prior to the effective time of the merger and (b) severance, social benefits and employee benefits (other than defined non-statutory benefit pension, non-statutory deferred compensation, equity or equity-based, or retiree or post-termination health or welfare benefits) and other terms and conditions that are comparable in the aggregate to the severance, social benefits and employee benefits (other than defined non-statutory benefit pension, non-statutory deferred compensation, equity or equity-based, or retiree or post-termination health or welfare benefits) that are provided to similarly situated employees of Parent or any of its affiliates. Notwithstanding the foregoing, this provision shall not be construed as (a) limiting a continuing employee’s contractual rights, or rights under applicable laws, to compensation or benefits or (ii) providing any continuing employee with the right to receive incentive equity compensation or any deferred compensation or other similar arrangements or any particular term or condition of employment.

In addition, under the merger agreement, with respect to each employee plan, including severance, vacation and paid sick leave plans, sponsored, maintained or contributed to by Attunity or its subsidiaries, Parent is obligated to cause the surviving company to grant, or cause to be granted to, all continuing employees with credit for all service with Attunity and its subsidiaries, and their respective predecessors, prior to the effective time of the merger for purposes of eligibility to participate, vesting and solely with respect to severance and paid time off, determining level of benefits; provided that such credit for service shall only be provided to the same extent and for the same purpose that the continuing employees’ service was credited under the corresponding employee plans in which the continuing employees participate immediately prior to the closing date of the merger and no such credit for service shall be provided to the extent it would result in a duplication of compensation or benefits for the same period of service.  In addition, with respect to the benefit plans providing medical, dental, vision or prescription drug coverage maintained by Parent or the surviving company in which the continuing employees may participate during the calendar year in which the effective time of the merger occurs  Parent is obligated to cause the surviving company to use commercially reasonable efforts to: (i) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any continuing employees or their dependents or beneficiaries to the extent such limitations, exclusions, or waiting periods were waived or satisfied by the continuing employees or their dependents or beneficiaries under the corresponding employee plans providing medical, dental, vision or prescription drug coverage in which such continuing employees participated immediately prior to the effective time of the merger and (ii) ensure or cause to be ensured that any costs or expenses incurred by continuing employees (and their dependents or beneficiaries) under any employee plan providing medical, dental, vision or prescription drug coverage during the portion of the plan year of the relevant employee plan up to (and including) the effective time of the merger are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance and maximum out-of-pocket provisions under any Parent health plan for the corresponding plan year.

 Nothing in the merger agreement (a) confers upon any current or former director, officer, employee or consultant of each of Attunity and its subsidiaries, or any representative, beneficiary or dependent thereof, or any other person, any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever, (b) may be interpreted to prevent or restrict Parent or its affiliates from establishing, amendment, modifying or terminating the employment or terms of employment of any such employee after the effective time of the merger or any employee plan or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract at any time assumed, established, sponsored or maintained by Parent or any of its affiliates;  or (c) will be treated as an amendment or other modification of any employee plan or other benefit or compensation plan, program, policy, agreement or arrangement.  Furthermore, nothing in the merger agreement creates any third party beneficiary rights in any person, including in any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof.

Directors’ and Officers’ Indemnification and Insurance

The merger agreement provides that the surviving company and its subsidiaries shall (and Parent shall cause the surviving company and its subsidiaries to) honor and fulfill in all respects the obligations of Attunity and its subsidiaries under any and all indemnification agreements between Attunity or its subsidiaries and any of their respective current or former directors and officers, and any person who becomes a director or officer of Attunity or its subsidiaries prior to the effective time of the merger.  In addition, during the period commencing at the effective time of the merger and ending on the seventh anniversary of the effective time of the merger, the surviving company and its subsidiaries shall (and Parent shall cause the surviving company and its subsidiaries to) cause the charter documents of the surviving company and its subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and advancement of expenses provisions contained in the charter documents as of the date of execution of the merger agreement, and during such seven year period, such provisions shall not be repealed, amended or otherwise modified in any matter except as required by applicable law.

Under the merger agreement, Parent has agreed that for seven years after the closing of the merger (subject to the limitation under the Companies Law), the surviving company and its subsidiaries will (and Parent will cause the surviving company and its subsidiaries to) (a) indemnify Attunity’s directors and officers against liabilities arising directly or indirectly out of or pertaining directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of Attunity or its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the effective time of the merger), or (ii) any of the transactions contemplated by the merger agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of the merger agreement and the consummation of the transactions contemplated by the merger agreement, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); and (b) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under the merger agreement, in accordance with the organizational documents of Attunity as in effect on the date of the merger agreement, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by an indemnified person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such indemnified person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such indemnified person is not entitled to indemnification. To the extent that if, at any time prior to the seventh anniversary of the effective time of the merger, any indemnified person delivers to Parent a written notice asserting a claim for indemnification under this clause, then the claim asserted in such notice shall survive the seventh anniversary of the effective time of the merger until such time as such claim is fully and finally resolved.

Parent has also agreed to cause the surviving company to maintain in effect, for seven years after the closing of the merger, Attunity’s current directors’ and officers’ insurance policies covering acts or omissions occurring at or prior to the effective time of the merger, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of Attunity’s current directors’ and officers’ insurance policies.  However, Parent or the surviving company, as the case may be, will not be required to pay annual premiums in excess of 300% of the current aggregate annual premium for these policies.  In case such policy or policies cannot be obtained for such amount, Parent or the surviving company will only be required to purchase the greatest amount of coverage available for such amount. Notwithstanding the foregoing, Attunity may, in its sole discretion, purchase a seven-year “tail” endorsement to the current directors’ and officers’ insurance policies prior to the effective time of the merger; provided that the premium payable for such a “tail” policy shall not exceed 400% of the aggregate amount of the premiums currently payable by Attunity for annual coverage of the D&O Insurance. In the event that Attunity purchases such a “tail” policy prior to the effective time of the merger, the surviving company shall (and Parent shall cause the surviving company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations under such policy, instead of all other obligations of Parent and the surviving company under the first sentence of this clause for so long as such “tail” policy shall be maintained in full force and effect.

Parent has also agreed that (i) Parent and the surviving company are the indemnitors of first resort (i.e., their obligations to the indemnified persons are primary and any obligation of other persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such indemnified person are secondary), (ii) Parent and the surviving company will be required to advance the full amount of expenses incurred by any such indemnified person and will be liable for the full indemnifiable amounts, without regard to any rights any such indemnified person may have against any such other person and (iii) Parent and the surviving company waive, relinquish and release such other persons from any and all claims against any such other persons for contribution, subrogation or any other recovery of any kind in respect thereof.  Each of Parent and the surviving company have further agreed that no advancement or payment by any of such other persons on behalf of any such indemnified person with respect to any claim for which such indemnified person has sought indemnification from the surviving company will affect the foregoing and such other persons will have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such indemnified person against the surviving company.

Tax Rulings

As soon as practicable after the date of merger agreement and in any event within 15 days thereof, Attunity must prepare and file with the ITA an application (which shall be approved by Parent or its Israeli tax advisors prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) for a ruling confirming, among others, that (i) the cancellation and exchange of the 102 options and 102 RSUs, each in accordance with the merger agreement, and conversion of the 102 shares in accordance with the merger agreement will not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective option consideration, RSU consideration and the merger consideration, as applicable, are deposited with the 102 trustee until the end of the respective holding period and (ii) the deposit of the respective option consideration, RSU consideration and the merger consideration, as applicable, with the paying agent and the 102 trustee shall not be subject to any withholding obligation (such ruling, the “option tax ruling”). The option tax ruling is subject to customary conditions regularly associated with such a ruling.  Attunity is obligated to include in the request for the option tax ruling a request to exempt Parent, the surviving company, the paying agent and their respective agents from any withholding obligation in relation to any payments made with respect to any 102 options or 102 shares.  If the option tax ruling is not granted prior to the closing of the merger or in accordance with the instructions of the ITA, Attunity is obligated to seek to obtain prior to the closing of the merger an interim tax ruling confirming, among other things, that Parent and any person acting on its behalf (including the paying agent) will be exempt from Israeli withholding tax in relation to any payments made with respect to any 102 options or 102 shares to the paying agent, the 102 trustee or Attunity in connection with the merger.  The final text of the options tax ruling and the interim option tax ruling, including appendices thereof, will in all circumstances be subject to the prior review and comment by Parent and its advisors.

In addition, as soon as practicable after the date the merger agreement Attunity must prepare and file with the ITA an application in form and substance reasonably acceptable to Attunity for a ruling (a) with respect to holders of ordinary shares that are non−Israeli residents (as defined in the Ordinance or as will be determined by the ITA), exempting Parent, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Parent, the paying agent, the surviving company and their respective agents on how such withholding is to be executed; and (b) with respect to holders of ordinary shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (excluding ordinary shares subject to Section 102 of the Ordinance) exempting Parent, the paying agent, the surviving company and their respective agents from any obligation to withhold Israeli tax from any consideration payable or otherwise deliverable pursuant to the merger agreement, including the merger consideration, or clarifying that no such obligation exists, or instructing Parent, the paying agent, the surviving company and their respective agents on how such withholding is to be executed.

Financing of the Merger

We anticipate that the total funds needed to complete the merger and the related transactions will be approximately $580 million, which will be funded via debt financing described below, as well as Parent’s cash on hand. This amount includes funds needed to (i) pay our shareholders the amounts due to them under the merger agreement; (ii) make payments due as of the effective time in respect of our outstanding equity-based awards pursuant to the merger agreement; and (iii) pay all fees and expenses payable by Parent and Merger Sub under the merger agreement and Ultimate Parent’s agreements with Morgan Stanley & Co. LLC and Goldman Sachs & Co. LLC (the “Debt Financing Sources”).

     In connection with the merger, Ultimate Parent has obtained debt financing commitments from the Debt Financing Sources, pursuant to which they have committed to provide Ultimate Parent with $489 million as an incremental term loan under an existing senior credit facility, which will be available to fund a portion of the payments contemplated by the merger agreement. However, the obligation of Parent and Merger Sub to consummate the Merger is not subject to any financing condition.

     Under the merger agreement, Ultimate Parent and Parent undertook to use their respective reasonable best efforts to take, or cause to be taken, including causing their respective affiliates to take, all actions and to do, or cause to be done, all things necessary to arrange and obtain the debt financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the debt commitment letter, including using their respective reasonable best efforts to (i) maintain in effect the debt commitment letter, (ii) satisfy on a timely basis (or, if applicable, obtain waivers of) all conditions precedent applicable to Parent, Ultimate Parent or Merger Sub to obtaining the debt financing, (iii) enter into definitive agreements with respect thereto on terms and conditions described in or contemplated by the debt commitment letter (such definitive agreements, the “financing agreements”) and comply with and maintain in effect the financing agreements to the extent required to consummate the debt financing at or prior to the closing, (iv) comply with their respective obligations under the debt commitment letter in all material respects, and (v) consummate the debt financing at or prior to the closing, including by enforcing their respective rights under the debt commitment letter and the financing agreements and causing the financing sources and any other persons providing debt financing to fund the full amount of the debt financing no later than the closing.  The rights of Ultimate Parent, Parent or Merger Sub to or permit any amendment, supplement or other modification of, or waive any of its rights under, the debt commitment letter or the financing agreements without Attunity’s prior written consent, or terminate or agree to terminate the debt commitment letter, is subject to the restrictions set forth in the merger agreement.

The other terms and conditions in regard to the debt financing, the debt commitment letter and the financing agreements are set forth in the merger agreement. The obtaining of the debt financing (including any alternative financing in the event that any portion of the debt financing becomes unavailable on the terms and conditions set forth in the debt commitment letter) or any other financing or funding is not a condition to the closing.

Guarantees

Pursuant to the merger agreement, each of Ultimate Parent and Qlik Technologies absolutely, unconditionally and irrevocably guaranteed the payment and the prompt and full discharge and performance, in accordance with the terms of the merger agreement, of all covenants, obligations, liabilities and indemnities of Parent and Merger Sub under the merger agreement (including the financing obligations described above under “Financing of the Merger”) at or prior to the closing.  Attunity does not need to attempt to collect any such guaranteed obligation from Parent or Merger Sub or otherwise pursue any remedies against Parent or Merger Sub prior to enforcing its right against the guarantors. The other terms and conditions of the guarantee are set forth in the merger agreement.

Certain Other Covenants

The merger agreement contains additional covenants, including relating to cooperation in connection with the preparation of Attunity’s proxy statement, public announcements, notices of certain events, access by Parent to the properties, books and records and personnel of Attunity and its subsidiaries, confidentiality, minimizing the effect of any takeover laws, participation in shareholder litigations, and the preparation of SEC filings that may need to be made after the date of the merger agreement and prior to the effective time of the merger.

Conditions to the Merger

The respective obligations of Attunity, Parent and Merger Sub to effect the merger are subject to the satisfaction or waiver prior to the effective time of the merger of the following conditions:

•	the Attunity shareholders have approved the merger agreement (such condition cannot be waived);

•
the required authorizations, consents, orders or approvals of, or declarations or filings with, governmental authorities have been filed, have occurred or have been obtained and are in full force and effect, and the expiration or earlier termination of any waiting period under applicable antitrust laws have occurred or been granted;

•	the waiting periods under the HSR Act and Cartel Act have expired or have been terminated;

•
as required by the Companies Law, at least 50 days have elapsed after the filing of a merger proposal with the Israeli Companies’ Registrar and at least 30 days have elapsed after the approval of the merger by the Attunity shareholders and the approval of the merger by the shareholder of Merger Sub have been obtained; and

•
no governmental entity has enacted, issued or promulgated any law or any injunction or order (whether temporary, preliminary or permanent) which is in effect and which has the effect of making the merger illegal or otherwise prohibiting or preventing the consummation of the merger.

The obligations of Parent and Merger Sub to effect the merger are subject to the satisfaction (or waiver by Parent in writing) at or prior to the effective time of the merger of the following conditions:

•
(a) the representations and warranties of Attunity regarding organization, good standing and qualification, corporate power to enter into the merger agreement and consummate the transactions contemplated by the merger agreement, required governmental approvals and brokers are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), (b) certain representations and warranties of Attunity regarding Attunity’s capitalization are true and correct in all respects as of the closing date, except where the failure to be true and correct would increase the aggregate merger consideration payable at the closing by more than approximately $1.68 million, and (c) all other representations and warranties of Attunity are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except in each case for failure to be so true and correct and correct which has not had, individually or in the aggregate, a material adverse effect on Attunity (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties, except with respect to representation and warranties regarding absence of certain changes);

•	Attunity has performed and complied with its obligations under the merger agreement in all material respects;

•
the delivery of an officer’s certificate by Attunity certifying that the above conditions have been satisfied and that Attunity’s board of directors has obtained all required approvals for the execution, performance and consummation of the merger agreement, the merger and the other transactions contemplated by the merger agreement; and

•	no material adverse effect with respect to Attunity has occurred since the execution and delivery of the merger agreement that is continuing.

The obligation of Attunity to effect the merger is subject to the satisfaction (or waiver by Attunity in writing) at or prior to the effective time of the following conditions:

•
(a) the representations and warranties of Parent and Merger Sub regarding organization, good standing and qualification, corporate authority to enter into the merger agreement and consummate the transactions contemplated by the merger agreement, required governmental approvals and funding are true and correct in all material respects as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), and (b) all other representations and warranties of Parent and Merger Sub are true and correct as of the closing date (except to the extent that any such representation or warranty is made as of a particular date, in which case such representation or warranty need only be true and correct as of such date), except for any failure to be so true and correct which has not had, individually or in the aggregate, a material adverse effect with respect to Parent or Merger Sub (without giving effect to any limitation as to “materiality” or “material adverse effect” set forth in such representations and warranties);

•	Parent and Merger Sub have performed and complied with their obligations under the merger agreement in all material respects; and

•	the delivery of an officer’s certificate by Parent and Merger Sub certifying that the above conditions have been satisfied.

Termination of the Merger Agreement

The merger agreement may be terminated at any time before the effective time of the merger by the mutual written agreement of Parent and Attunity.

The merger agreement may also be terminated prior to the effective time of the merger by either Parent or Attunity if:

•
following the execution of the merger agreement, a governmental entity has formally issued a permanent, final and non-appealable order enjoining, restraining or otherwise prohibiting the merger, except that the right to terminate the merger agreement in this circumstance will not be available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the  merger to occur and such act or failure to act constitutes a breach of the merger agreement;

•
the merger is not consummated by August 21, 2019 (the “outside date”), except that the right to terminate the merger agreement in this circumstance will not available to a party whose failure to perform fully its obligations under the merger agreement materially contributed to or caused the failure of the merger to occur on or before such date and such action or failure constitutes a breach of the merger agreement; or

•	the approval of the merger by the Attunity shareholders is not obtained at the extraordinary general meeting.

The merger agreement may also be terminated by Attunity under any of the following circumstances:

•
if, prior to the approval of the merger by the Attunity shareholders,  Attunity has received a superior proposal and, to the extent permitted by and effected in accordance with the merger agreement, Attunity’s board of directors approves, and Attunity, concurrently with the termination of the merger agreement, enters into an alternative transaction agreement with respect to such superior proposal, except that any purported termination pursuant to this circumstance will be void and of no force or effect if Attunity does not timely pay the full the termination fee to Parent; or

•
at any time prior to the effective time of the merger agreement, Attunity has not breached any of its representations, warranties or covenants under the merger agreement in any material respect, and Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date, it being understood that Attunity shall not be permitted to terminate the merger agreement if Parent is using commercially reasonable efforts to cure such breach; or

•
(i) all of the conditions to each party’s obligations have been satisfied and the conditions to Parent’s and Merger Sub’s obligations have been satisfied (other than those conditions to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent or Merger Sub have failed to consummate the merger on the latest date the Closing can occur, (iii) Attunity has notified Parent in writing that it is ready, willing and able to consummate the merger and the conditions to Attunity’s obligations have been satisfied (other than those conditions to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or it is willing to waive any unsatisfied conditions, (iv) Attunity has given Parent written notice at least three business days prior to such termination stating its intention to terminate the merger agreement if Parent and Merger Sub fail to consummate the merger and (v) Parent and Merger Sub fail to consummate the merger on the later of the expiration of such three business days period and the date set forth in the notice.

The merger agreement may also be terminated by Parent under any of the following circumstances:

•
at any time prior to the effective time of the merger, Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement in any material respect, and Attunity has breached any of its representations, warranties or covenants under the merger agreement  which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and Attunity cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date, it being understood that Parent shall not be permitted to terminate the merger agreement if Attunity is using commercially reasonable efforts to cure such breach; or

•
at any time prior to the receipt of the approval of the merger by the Attunity shareholders if Attunity’s board of directors (or a committee thereof) has effected a company board recommendation change;

•	if Attunity has willfully and materially breached any of its obligations in regard to not soliciting alternative acquisition proposals or in regard to the company board recommendation.

If the merger agreement is validly terminated, it will become null and void, with the exception of a few specified sections, each of which will survive the termination of the merger agreement, and, subject to certain specified provisions of the merger agreement that will survive such termination, including among others, the provisions relating to termination fees, specific performance and remedies, there will be no liability, of any kind, on the part of Attunity, Parent or Merger Sub.  However, the termination of the merger agreement will not relieve:

•	any party from liability for any actual fraud; or

•
relieve Parent or Merger Sub from liability for (A) a willful and material breach of their obligations to consummate the closing solely in the case the debt financing has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the closing or (B) a willful and material breach of any of their obligations under the financing provisions of the merger agreement, if such breach results in the failure of the debt financing to be funded (each of (A) and (B), a "Specified Breach") (which liabilities the parties acknowledged shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be liabilities of such party); provided that Parent or Merger Sub shall be permitted in its sole discretion to settle any such liability by consummating the closing in accordance with the terms of the merger agreement; provided, further, that in no event shall the aggregate liability of Parent, Merger Sub or any of the other Parent Parties exceed the aggregate merger consideration.

Termination Fees and Expense Reimbursement

          Attunity is required to pay to Parent a termination fee (such fee, the “Attunity termination fee”) of approximately $19.6 million if the merger agreement is terminated under any of the following circumstances:

•
(a) after the date of the merger agreement and at or prior to the date of the special meeting of Attunity shareholders an acquisition proposal has been publicly announced and not publicly withdrawn or otherwise abandoned, (b) either Attunity or Parent terminates the merger agreement as a result of the failure to obtain the approval of the merger by the Attunity shareholders, and (c) within 12 months after such termination, Attunity enters into a definitive agreement to effect any acquisition proposal and such definitive agreement is subsequently completed (regardless of whether such consummation occurs within such twelve-month period) (for purposes of determining whether the termination fee is payable under this circumstance, all references to “25%” in the definition of “acquisition proposal” will be deemed to references to “51%”);

•
Attunity terminates the merger agreement prior to the receipt of the approval of the merger by the Attunity shareholders and Attunity enters into an alternative transaction agreement with respect to a superior proposal concurrently with the termination of the merger agreement;

•	Parent terminates the merger agreement as a result of a company board recommendation change; or

•
Parent terminates the merger agreement if Attunity has willfully and materially breached any of its obligations in regard to not soliciting alternative acquisition proposals or in regard to the company board recommendation.

In addition, in the event the merger agreement is terminated:

•	either by Attunity or Parent in the event that the approval of the merger by the Attunity shareholders is not obtained at the extraordinary general meeting; or

•
by Parent if at any time prior to the effective time of the merger Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement in any material respect, and Attunity has breached any of its representations, warranties or covenants under the merger agreement which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and Attunity cannot cure the breach by the outside date or, if curable, has failed to cure the breach prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date, under circumstances in which Attunity is not required to pay the Attunity termination fee and as of the time of such termination Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under the merger agreement;

then within five business days of written demand from Parent, Attunity will be required to pay to Parent up to $1.5 million of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its affiliates on or prior to the termination of the merger agreement in connection with the transactions contemplated thereby (including the debt financing) (the  “Parent expenses”), provided that the existence of circumstances which could require the Attunity termination fee above to become subsequently payable by Attunity will not relieve Attunity of its obligations to pay the Parent expenses, and provided further that the payment by Attunity of the Parent expenses will not relieve Attunity of any subsequent obligation to pay Parent the Attunity termination fee.

In the event that Parent is entitled to receive the Attunity termination fee, the right of Parent to receive such amount will constitute the sole and exclusive remedy of Parent and its affiliates and representatives against Attunity and its affiliates and representatives under the merger agreement or arising out of or related to the merger agreement or the transactions contemplated by the merger agreement.

Parent is required to pay to Attunity a termination fee (such fee, the “Parent termination fee”) of approximately $40.9 million if the merger agreement is terminated:

•
by Attunity at any time prior to the effective time of the merger agreement, if Attunity has not breached any of its representations, warranties or covenants under the merger agreement in any material respect, and Parent or Merger Sub has breached any of its representations, warranties or covenants under the merger agreement, which breach, if occurring or continuing at the effective time of the merger, would result in the failure to satisfy a closing condition, and the breaching party cannot cure the breach by the outside date or has failed to cure the breach (if curable) prior to the earlier of (a) 30 days following written notice of the breach and (b) the second business day prior to the outside date (but only if the failure to satisfy the conditions specified therein results from a willful and material breach by Parent or Merger Sub of any of their respective representations, warranties covenants or agreements contained in the merger agreement); or

•
by Attunity if (i) all of the conditions to each party’s obligations have been satisfied and the conditions to Parent’s and Merger Sub’s obligations have been satisfied (other than those conditions to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent or Merger Sub have failed to consummate the merger on the latest date the Closing can occur, (iii) Attunity has notified Parent in writing that it is ready, willing and able to consummate the merger and the conditions to Attunity’s obligations have been satisfied (other than those conditions to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or it is willing to waive any unsatisfied conditions, (iv) Attunity has given Parent written notice at least three business days prior to such termination stating its intention to terminate the merger agreement if Parent and Merger Sub fail to consummate the merger and (v) Parent and Merger Sub fail to consummate the merger on the later of the expiration of such three business days period and the date set forth in the notice; or

•
by Attunity or Parent if the merger is not consummated by the outside date, but only at a time when Attunity would have been entitled to terminate the merger agreement pursuant to the two immediately-preceding bullet points.

Subject to any payment by Attunity of the Attunity termination fee and/or the Parent expenses, or the payment by Parent of the Parent termination fee, all fees and expenses incurred in connection with the merger agreement and the other transactions contemplated by the merger agreement will be paid by the party incurring such fees and expenses, whether or not the merger is consummated.

Specific Performance

Prior to the valid termination of the merger agreement, Parent and Merger Sub will be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement by Attunity and to enforce specifically the terms and provisions of the merger agreement, including Attunity’s obligation to consummate the merger.  Prior to the valid termination of the merger agreement, Attunity will be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of the merger agreement by Ultimate Parent, Parent and Merger Sub and to enforce specifically the terms and provisions of the merger agreement, including (in certain specified circumstances) Parent’s and Merger Sub’s obligation to consummate the merger. None of Attunity, Parent or Merger Sub will be required to provide any bond or other security in connection with any such order or injunction.

Amendment

Subject to applicable law and to the other provisions of the merger agreement, the merger agreement may be amended at any time by execution of a written agreement signed by each of Parent, Merger Sub, Ultimate Parent, Qlik Technologies and Attunity; provided, however, in the event that Attunity has received the approval of the merger by its shareholders, no amendment will be made to the merger agreement that requires the approval of Attunity’s shareholders without obtaining the approval of Attunity’s shareholders for such amendment; and provided, however, that certain specified provisions of the merger agreement and any other provision of the merger agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions in a manner that would be adverse to the financing sources may not be modified, waived, terminated or amended in a manner that adversely impacts the interests of any financing source without the prior written consent of such financing source.

Governing Law and Jurisdiction

The merger agreement and any dispute in connection therewith will be governed by, construed and enforced in accordance with the laws of the State of New York, and any action or proceeding arising in connection with the merger agreement will be brought only before the United States District Court for the Southern District of New York or any New York State court sitting in New York City.

Notwithstanding the foregoing, the parties to the merger agreement have contractually agreed that that (i) the internal affairs of the parties that are organized and existing under the Companies Law and (ii) all other provisions of, or transactions contemplated by, the merger agreement that are expressly or otherwise required to be governed by the Companies Law, shall be governed by the Companies Law. Notwithstanding the foregoing, each party agreed that any legal proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against the financing sources or any financing source in any way relating to the merger agreement or any of the transactions contemplated thereby, including any dispute raising out of or relating in any way to the debt commitment letter, shall be governed by, construed in accordance with and enforced under the laws of the State of New York, without giving effect to any conflict of laws provisions thereof that would cause the application of the laws of another jurisdiction.

THE VOTING AGREEMENTS

This section describes material provisions of the voting agreements.  Because the description of the voting agreements contained in this document is a summary, it does not contain all of the information that may be important to you and is qualified in its entirety by reference to the voting agreements.  You should carefully read the entire copy of the form of voting agreement attached as Annex C to this document, which is incorporated by reference into this document, before you decide how to vote.

Shimon Alon, Mark Logan, Dror Harel-Elkayam, Itamar Ankorion and Erez Zeevi, who collectively hold approximately 6.8% of the outstanding shares of Attunity on the date of the merger agreement, have agreed to vote their ordinary shares at the extraordinary general meeting and any other meeting of the Attunity shareholders however called (or in any action by written consent in lieu of a meeting):

•	in favor of the adoption of the merger agreement and the approval of the merger and the other transactions contemplated by the merger agreement;

•	against any acquisition proposal or any alternative transaction agreement or transaction that is the subject of an acquisition proposal (each, a “covered proposal”); and

•
in favor of any adjournment or postponement of the extraordinary general meeting or other meeting recommended by Attunity’s board of directors if there are not sufficient votes for adoption of the merger agreement and the approval of the merger on the date on which such meeting is initially held or scheduled, as applicable.

Each of the above-named shareholders has agreed that they will not:

•
offer for sale, sell, transfer, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, assignment or other disposition of, any or all of the securities of Attunity such shareholder holds or beneficially owns or has any interest therein unless each person to which any of such securities is or may be transferred, have (i) executed a counterpart of the voting agreement and (ii) agreed in writing to hold such securities (or interest in such securities) subject to all of the terms and provisions of the voting agreement; or

•
grant any proxy or power of attorney with respect to any of the securities of Attunity such shareholder holds or beneficially owns, or deposit any of the securities of Attunity such shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such securities, in each case except as provided in the voting agreement; or

•
until the earlier to occur of the effective time of the merger and the outside date, not to enter into any agreement or understanding with any person with respect to voting of its ordinary shares on any covered proposal that conflicts with the terms of the voting agreement and that such shareholder will not, and will not permit any entity under the shareholder’s control to, (i) solicit proxies or become a “participant” in a “solicitation” (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any covered proposal, (ii) initiate a shareholders’ vote with respect to an acquisition proposal or alternative transaction agreement, or (iii) to jointly hold (as such term is defined in the Israeli Securities Law, 1968), or become a member of a “group” (as such term is used in Section 13(d) of the Exchange Act), with respect to any voting securities of the Company with respect to an acquisition proposal or an alternative transaction agreement.

In the voting agreements, each shareholder party thereto made customary representations and warranties to Parent and Merger Sub with respect to, among other things ownership of ordinary shares, litigation matters, authority to enter into the voting agreement and absence of certain violations, breaches or defaults under certain contracts and laws arising out of the execution and delivery by such shareholder of the voting agreement and the performance by such shareholder of its obligations under the voting agreement.  In addition, in the voting agreements, Parent and Merger Sub made customary representations and warranties to the shareholder party thereto with respect to, among other things authority to enter into the voting agreement and absence of certain violations, breaches or defaults under certain contracts, organizational documents and laws arising out of the execution and delivery by Parent and Merger Sub of the voting agreement and the performance by Parent and Merger Sub of its obligations under the voting agreement.

Each of the above-named shareholders also agreed that during the period commencing on the date of the voting agreement and continuing until the voting agreement is terminated pursuant to its terms, such shareholder will promptly notify Parent and Merger Sub of the number of any additional securities of Attunity that are acquired or come to be beneficially owned by such shareholder after the date of the voting agreement.

The obligations of each of the above-named shareholders under their respective voting agreement will terminate on the first to occur of (a) the mutual written agreement of Parent, Merger Sub and such shareholder, (b) the termination of the merger agreement in accordance with its terms, (c) the election of such shareholder if there is any amendment, waiver or modification to or of any provision of the merger agreement entered into without the prior written consent of such shareholder which (i) results in a change in the amount or form of the merger consideration, (ii) results in an extension of the outside date or (iii) is materially adverse to such shareholder, or (d) receipt of the Attunity shareholder approval.

The foregoing restrictions should not be construed to prevent or otherwise affect any action taken by any such individual in his or her capacity as a director and/or officer of Attunity or its subsidiaries or from fulfilling his or her obligations as a director of Attunity, including the performance of obligations required by the fiduciary duties of such individual acting solely in his or her capacity as an officer or director of Attunity.

Vote Required

     The adoption and approval of the merger proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes and excluding any ordinary shares that are held by Merger Sub, Parent or by any person or entity holding at least 25% of the means of control of either Merger Sub or Parent, or any person or entity acting on behalf of either Merger Sub or Parent or any person or entity described in the previous clause, including any of their affiliates (each a “Parent Affiliate”).

     By completing, signing and mailing the enclosed proxy card you confirm, unless you indicate otherwise on the proxy card, that you are not a Parent Affiliate. If you have any doubt about this matter, we urge you to consult with an Israeli lawyer or contact the Company's Corporate Secretary at telephone number: +972-9-899-3000; fax number: +972-9–899-3011; or email dror.elkayam@attunity.com for instructions or, if you hold your shares in "street name", you may also contact the representative managing your account, who could then contact the Company on your behalf.

Proposed Resolution

You are requested to adopt the following resolution:

“RESOLVED, that the acquisition of Attunity by Parent, including the approval of: (i) the Agreement and Plan of Merger, dated as of February 21, 2019 (as it may be amended from time to time, the “merger agreement”), by and among Parent, Joffiger Ltd., an Israeli company and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity and, solely for purposes of certain specified provisions of the merger agreement, Project Alpha Intermediate Holding, Inc. (“Ultimate Parent”) and Qlik Technologies Inc. (“Qlik Technologies”); (ii) the merger of Merger Sub with and into Attunity (the “merger”) on the terms and subject to the conditions set forth in the merger agreement and in accordance with Sections 314-327 of the Israeli Companies Law, 1999 (the “Companies Law”), following which Merger Sub will cease to exist as a separate legal entity and Attunity will become a wholly-owned subsidiary of Parent; (iii) the consideration to be received by the shareholders of Attunity in the merger, consisting of $23.50 per share in cash (the “merger consideration”), without interest and less any applicable withholding taxes, for each ordinary share of Attunity owned immediately prior to the effective time of the merger; and (iv) all other transactions and arrangements contemplated by the merger agreement, be, and each of the foregoing hereby is, adopted and approved in all respects.”

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

PROPOSAL 2: THE DIRECTOR PROPOSAL
Background

Under the Companies Law, the terms of compensation, including the grant of equity-based awards, of a director of a company incorporated under the laws of Israel whose shares are listed for trading on a stock exchange or have been offered to the public in or outside of Israel, such as Attunity, require the approval of the compensation committee, the board of directors and, subject to certain exceptions, the shareholders.

At the annual meeting of our shareholders held in December 2017, our shareholders approved certain revisions to our then equity-based award policy for non-employee directors, such that, each of our non-employee directors became entitled to an annual grant with a fair market value of $35,000 (for each annual grant), consisting of a combination of RSUs and share options. It was also expressly approved by our shareholders that the portion of outstanding share options and RSUs that is scheduled to vest during the year at which the director’s service with us is terminated or expires, will be accelerated and become fully vested. However, the acceleration of the vesting schedule of such RSUs and share options upon a change of control was not expressly approved by our shareholders at the meeting. Rather, it was approved separately at such annual meeting, as part of several modifications made to our Compensation Policy for Executive Officers and Directors (as amended, the “Compensation Policy”), that the Board is authorized, following approval by the Compensation Committee, to make provisions with respect to the acceleration of the vesting period of equity-based awards in connection with a corporate transaction involving a change of control.

Our non-employee directors hold, in the aggregate:

•
8,618  RSUs, of which (i) 3,817 are already vested or will become vested immediately prior to the effective time by their own terms as described above, and (ii) 4,801 RSUs that, as explained above, were not expressly approved as being subject to acceleration in connection with a corporate transaction involving a change of control; and

•
24,717 share options, of which (i) 14,693 are already vested or will become vested immediately prior to the effective time by their own terms as described above, and (ii) 10,024 share options that, as explained above, were not expressly approved as being subject to acceleration in connection with a corporate transaction involving a change of control.

In light of the above, we seek to clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to our non-employee directors (such unvested portion to consist, in the aggregate, of 4,801 RSUs and 10,024 share options). See also “The Merger—Interests of Certain of Attunity’s Executive Officers and Directors in the Merger.”

Vote Required

        The adoption and approval of the director proposal at the extraordinary general meeting requires the affirmative vote of the holders of a majority of our ordinary shares present, in person or by proxy, at the meeting (or any adjournment or postponement thereof), excluding abstentions and broker non-votes.

Proposed Resolution

 You are requested to adopt the following resolution:

“RESOLVED, to clarify and approve the accelerated vesting, as of immediately prior to the effective time of the merger, of the unvested portion of equity-based awards granted to Attunity’s non-employee directors, as described in Item 2 of the Proxy Statement for the extraordinary general meeting.”

Board Recommendation

Our Board of Directors unanimously recommends a vote “FOR” approval of the proposed resolution.

SHARE OWNERSHIP OF CERTAIN BENEFICIAL OWNERS, DIRECTORS
 AND EXECUTIVE OFFICERS OF ATTUNITY

The following table sets forth information regarding the beneficial ownership of Attunity ordinary shares as of March 4, 2019 (unless otherwise noted), for:

•	each person or entity who is known by us to beneficially own more than 5% of the outstanding shares of Attunity ordinary shares;

•	each of our directors and executive officers individually; and

•	all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each person named in the table below is c/o Attunity Ltd., 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel, and, to Attunity’s knowledge, each beneficial owner named in the table has sole voting and sole investment power over the share indicated as owned by such person, subject to applicable community property laws.  The percentages listed in the table for each of the directors and executive officers and all executive officers and directors as a group were calculated based on 21,933,797 ordinary shares of Attunity outstanding on March 4, 2019.  The amounts and percentage of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities.  Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security.  A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days.

As of March 4, 2019, there were 21,933,797 ordinary shares of Attunity outstanding.
	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Shimon Alon	1,646,688	(3)	7.43%
Directors and officers as a group (consisting of 10 persons)*	1,973,611	(4)	8.84%

*	Except for Mr. Alon, each of our directors and executive officers beneficially owns less than 1% of our outstanding shares.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Ordinary shares relating to options or RSUs currently exercisable or exercisable (vested in the case of RSUs) within 60 days of the date of this table (disregarding for this purpose any potential acceleration of equity-based awards in connection with the closing of the transactions contemplated by the merger agreement, if it were to occur earlier than such 60 day period) are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person.  Except as indicated by footnote, to Attunity’s knowledge and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)
The percentages shown are based on 21,933,797 shares issued and outstanding as of March 4, 2019. This figure of outstanding ordinary shares (i) excludes 1,487,613 ordinary shares issuable upon the vesting of RSUs and (ii) excludes employee stock options to purchase an aggregate of 714,703 ordinary shares at a weighted average exercise price of approximately $9.21 per share, with the latest expiration date of these options being January 28, 2025 (of which, options to purchase 583,023 of our ordinary shares were exercisable as of March 4, 2019).

(3)
Mr. Alon is the Chairman of our Board and our Chief Executive Officer. Includes (i) 1,403,581 ordinary shares; and (ii) 243,107 ordinary shares issuable upon exercise of stock options at exercise prices ranging from $5.67 to $9.87 per ordinary share. These options expire between December 30, 2020 and December 27, 2023. The business address of Mr. Alon is c/o Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba 4464321, Israel.

(4)
Includes (i) 1,575,566 ordinary shares; (ii) 302,478 ordinary shares issuable upon exercise of stock options at an exercise price ranging from $5.63 to $10.29 per ordinary share. These options expire between December 30, 2020 and December 27, 2023; and (iii) 95,567 ordinary shares issuable upon the vesting of RSUs.

WHERE YOU CAN FIND MORE INFORMATION

Attunity files annual reports with the SEC and furnishes current reports and other information to the SEC.  You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330.

Attunity’s SEC filings are also available for free to the public on the SEC’s Internet website at www.sec.gov.  In addition, Attunity’s filings with the SEC are also available for free to the public on Attunity’s website, www.Attunity.com. Information contained on Attunity’s website is not incorporated by reference into this document, and you should not consider information contained on those websites as part of this document.

Attunity incorporates by reference into this document the documents listed below. Any filings Attunity makes with the SEC under Section 13(a) or 15(d) of the Exchange Act after the date of this document until the date of Attunity’s extraordinary general meeting and any adjournment thereof will be deemed to be incorporated by reference into this document.  In addition, any reports on Form 6-K furnished by Attunity to the SEC after the date of this document until the date of Attunity’s extraordinary general meeting, which Attunity identifies as being incorporated by reference into this document, are also incorporated by reference herein. The information incorporated by reference is an important part of this document.  Any statement in a document incorporated by reference into this document will be deemed to be modified or superseded for purposes of this document to the extent a statement contained in this or any other subsequently filed or furnished document that is incorporated by reference into this document modifies or supersedes such statement.  Any statement so modified or superseded will be not deemed, except as so modified or superseded, to constitute a part of this document.

Attunity Documents Filed with or Furnished to the SEC Commission file number 000-0893821	Period
Annual Report on Form 20-F	Year Ended December 31, 2017 (filed on March 8, 2018)
Reports of Foreign Private Issuer on Form 6-K	Dated May 3, 2018, June 28, 2018, July 26, 2018, September 14, 2018, September 21, 2018, November 1, 2018, November 16, 2018, February 4, 2019, February 21, 2019, February 25, 2019 and March 1, 2019.

You can obtain a copy of any document incorporated by reference into this document (except for the exhibits to those documents) from Attunity.  You may also obtain these documents from the SEC or through the SEC’s website described above.  Documents incorporated by reference are available from Attunity without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit into this document.  You may obtain documents incorporated by reference into this document by requesting them in writing or by telephone from Attunity at:

Attunity Ltd.
c/o Mr. Dror Harel-Elkayam
16 Atir Yeda Street, Atir Yeda Industrial Park
Kfar Saba 4464321, Israel
Tel: +972 (9) 899-3000
Email: dror.elkayam@attunity.com

You also may obtain documents incorporated by reference into this document by requesting them in writing from our proxy solicitor at:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005
Banks and Brokers, call collect: (212) 269-5550
All others, call toll free: (866) 356-7813
E-mail: ATTU@dfking.com

You should not send in your Attunity share certificates until you receive the transmittal materials from the paying agent.

You should rely only on the information contained or incorporated by reference in this document.  We have not authorized anyone to provide you with information that is different from what is contained in this document.  This document is dated March 15, 2019.  You should not assume that the information contained in this document is accurate as of any date other than that date (or as of an earlier date if so indicated in this document).  The mailing of this document to Attunity shareholders does not create any implication to the contrary.

By order of the Board of Directors, Shimon Alon Chairman of the Board of Directors and Chief Executive Officer

Kfar Saba, Israel
March 15, 2019

Annex A

_____________________________________________________________________________________

AGREEMENT AND PLAN OF MERGER

by and among

QLIKTECH INTERNATIONAL AB

JOFFIGER LTD.

PROJECT ALPHA INTERMEDIATE HOLDING, INC.

QLIK TECHNOLOGIES, INC.

and

ATTUNITY LTD.

February 21, 2019

_____________________________________________________________________________________

EXECUTION VERSION

TABLE OF CONTENTS

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of February 21, 2019 by and among QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly-owned subsidiary of Parent (“Merger Sub”), Attunity Ltd., a company organized under the laws of the State of Israel (the “Company”), and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 hereof, Project Alpha Intermediate Holding, Inc., a Delaware corporation (“Ultimate Parent”) and, solely for purposes of Section 6.4, Section 7.2(f), Section 7.10 and Section 10.12 hereof, Qlik Technologies, Inc. (“Qlik Technologies”). All capitalized terms used in this Agreement shall have the respective meanings ascribed thereto in ARTICLE I.

W I T N E S S E T H:

WHEREAS, the parties hereto intend to enter into a transaction whereby Merger Sub will merge with and into the Company (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Israeli Companies Law, 5759-1999 (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Board of Directors of the Company has unanimously: (i) determined that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors; (ii) approved this Agreement, the Merger and the other transactions contemplated hereby; and (iii) determined to recommend that the shareholders of the Company approve this Agreement, the Merger and the other transactions contemplated hereby (such recommendation to the shareholders, the “Company Board Recommendation”);

WHEREAS, the Boards of Directors of each of Parent and Merger Sub have each unanimously approved this Agreement, the Merger and the other transactions contemplated hereby, and the Board of Directors of Merger Sub has further determined (i) that this Agreement, the Merger and the other transactions contemplated by this Agreement are fair to, and in the best interests of, Merger Sub and its shareholders; (ii) that considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors; and (iii) to recommend that the shareholders of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby;

WHEREAS, concurrently with the execution of this Agreement, certain of the Company’s directors, officers and shareholders have entered into voting agreements substantially in the form attached hereto as Exhibit A (the “Voting Agreements”), dated as of the date hereof, with Parent, pursuant to which, among other things, such Persons have agreed to vote such Person’s Company Shares in favor of the approval of this Agreement and against any Acquisition Proposal; and

NOW, THEREFORE, in consideration of the foregoing premises and the representations, warranties, covenants and agreements set forth herein, as well as other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I

DEFINITIONS & INTERPRETATIONS

Section 1.1             Certain Definitions. For all purposes of and under this Agreement, the following capitalized terms shall have the following respective meanings:

“102 Trustee” shall mean IBI Capital Compensation and Trusts (2004) Ltd., the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Company 102 Options, the Company 102 RSUs and the Company 102 Shares.

“Acceptable Confidentiality Agreement” shall mean an executed confidentiality agreement with the Company in writing that (a) is no less favorable in the aggregate to the Company with respect to the confidentiality of the Company’s disclosed information than the Confidentiality Agreement and (b) does not prohibit the Company from complying with its obligations under this Agreement, including Section 5.3; provided that an Acceptable Confidentiality Agreement need not include a standstill or other similar obligation.

“Acquisition Proposal” shall mean any inquiry, offer or proposal (other than an inquiry, offer or proposal by Parent or Merger Sub) relating to an Acquisition Transaction.

“Acquisition Transaction” shall mean any transaction or series of related transactions (other than the transactions contemplated by this Agreement) involving: (i) the purchase or other acquisition, including through any tender offer or exchange offer, by any Person or “group” (as defined in or under Section 13(d) of the Exchange Act), directly or indirectly, of Company Shares (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such Company Shares) representing more than twenty-five percent (25%) of the outstanding Company Shares; (ii) a merger, consolidation, business combination, scheme of arrangement, share exchange, reorganization, recapitalization, liquidation, dissolution or similar transaction involving the Company and/or any of its Subsidiaries that, if consummated in accordance with its terms, would result in any Person or “group” (as defined in or under Section 13(d) of the Exchange Act) beneficially owning (including through the ownership of options, rights or warrants to purchase, or securities convertible into or exchangeable for, securities that represent Company Shares) directly or indirectly, more than twenty-five percent (25%) of the outstanding Company Shares or more than twenty-five percent (25%) of the voting equity interests in the surviving or resulting entity of such transaction; (iii) any direct or indirect acquisition or purchase, in a single transaction or a series of related transactions, including by means of the acquisition of capital stock of the Subsidiaries of the Company, of assets or properties that constitute more than twenty-five percent (25%) of the consolidated revenues or assets of the Company and its Subsidiaries, taken as a whole or (iv) any combination of the foregoing clauses (i)-(iii).

“Affiliate” shall mean, with respect to any Person, any other Person which directly or indirectly controls, is controlled by or is under common control with such Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Antitrust Law” shall mean any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition, in any case that are applicable to the transactions contemplated by this Agreement.

“Business Day” shall mean any day other than a Friday, Saturday, Sunday or other day on which the commercial banks in New York, New York or Israel are authorized or required by Law or executive order to be closed.

“Company Balance Sheet” shall mean the unaudited consolidated balance sheet of the Company and its Subsidiaries as of the Company Balance Sheet Date.

“Company Balance Sheet Date” shall mean December 31, 2018.

“Company Board” shall mean the Board of Directors of the Company.

“Company Expenses” shall mean, to the extent unpaid as of immediately prior to the Closing: (i) all costs, fees and expenses of the Company and its Subsidiaries incurred in connection with or in anticipation of the negotiation, execution and delivery of this Agreement and the transactions contemplated hereby by any of their respective professional advisors, including legal, accounting and investment banking costs, fees and expenses; (ii) the sum of any sale bonus, severance, change in control bonus, transaction completion bonus or other similar payments required to be made by the Company or any of its Subsidiaries to any current or former employees or other service providers of any of the Company or any of its Subsidiaries as a result of the consummation of the transactions contemplated hereby (it being understood that (x) any double trigger or similar severance payments contingent on the satisfaction of additional conditions following the Closing and (y) the Option Consideration and RSU Consideration are not considered Company Expenses); and (iii) the D&O Tail Expense, if purchased prior to Closing.

“Company Material Adverse Effect” shall mean any change, circumstance, effect, event, fact, condition, occurrence or development (each a “Change”, and collectively, “Changes”) that, individually or in the aggregate, (a) has or is reasonably likely to have a material adverse effect on the business, assets, liabilities, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole or (b) is reasonably likely to prevent, materially delay or materially impair the Company’s ability to consummate the Merger and the other transactions contemplated by this Agreement; provided, however, that, solely with respect to the preceding clause (a), no Change (by itself or when aggregated or taken together with any and all other Changes, directly or indirectly) resulting from, relating to or arising out of any of the following shall be deemed to be or constitute, or shall be taken into account in determining whether there is, a “Company Material Adverse Effect”; provided, further, that the following clauses (i), (ii), (iii), (iv), (v) and (vi) shall be taken into account in determining whether a Company Material Adverse Effect has occurred to the extent, and solely to the extent, such Changes materially and disproportionately impact the Company and its Subsidiaries (taken as a whole) relative to other businesses of a similar size in the industries in which the Company and its Subsidiaries operate:

(i)                 general economic or business conditions (or changes in such conditions) in Israel, the United States (including any U.S. federal shutdown) or any other country or region in the world or conditions in the global economy generally;

(ii)               conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in Israel, the United States or any other country or region in the world, including (A) interest rates in Israel, the United States or any other country or region in the world and exchange rates for the currencies of any countries (including financial exposure associated with currency exchange rate fluctuation and the effect of such fluctuations on a Person’s results of operations) and (B) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in Israel, the United States or any other country or region in the world;

(iii)             conditions (or changes in such conditions) in the industries in which the Company and its Subsidiaries conduct business, including Changes in conditions in the software industry generally or the data integration and big data management software industry generally;

(iv)             political conditions (or changes in such conditions) in Israel, the United States or any other country or region in the world, or acts of war, armed hostilities, sabotage or terrorism (including any escalation or general worsening of any such acts of war, armed hostilities, sabotage or terrorism) in Israel, the United States or any other country or region in the world;

(v)               changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof);

(vi)             any natural or man-made disasters, including earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires, weather conditions and other force majeure events in Israel, the United States or any other country or region in the world;

(vii)           the announcement of this Agreement or the pendency or consummation of the transactions contemplated hereby, including the identity of Parent and/or any communication by Parent or Merger Sub of their plans or intentions with respect to any of the businesses of the Company or its Subsidiaries, and the actual or threatened impact thereof, including on the relationships (or potential relationships) or development in relationships, in each case, contractual or otherwise, with officers, employees, customers, supplies, distributors or other partners;

(viii)         any action taken or not taken by Parent or Merger Sub in breach of the express provisions of this Agreement;

(ix)             any action or omission by the Company or its Subsidiaries required by Law or the terms of this Agreement, or at the written request of, or with the written consent or waiver of, Parent or any of its Affiliates;

(x)               changes in the Company’s share price or the trading volume of the Company’s shares, in and of itself, or any failure by the Company to meet any analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans, projections or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures);

(xi)             any Legal Proceedings brought or threatened by any of the current or former shareholders of the Company (on their own behalf or on behalf of the Company) relating to this Agreement or any of the transactions contemplated hereby, including the Merger; and

(xii)           any matters set forth in the Company Disclosure Letter; provided that, for purposes of this clause (xii), the mere inclusion of a list of items such as Contracts, option grants, customers, vendors or intellectual property shall not be deemed to be disclosure of any issues under, or liabilities with respect to, the items on such list.

“Company Options” shall mean any options to purchase Company Shares outstanding under any of the Company Share Plans.

“Company Optionholder” shall mean any holder of Company Options.

“Company PSUs (2018)” shall mean the performance-based Company RSUs described in Section 1.1(i) of the Company Disclosure Letter.

“Company PSUs (2019)” shall mean the performance-based Company RSUs described in Section 1.1(ii) of the Company Disclosure Letter.

“Company PSUs (Revenues)” shall mean the performance-based Company RSUs described in Section 1.1(iii) of the Company Disclosure Letter.

“Company Products” means the products or services (including Software) that have been in the past three years or are currently provided or otherwise made available by the Company or any of its Subsidiaries to their customers.

“Company RSUs” shall mean each award of restricted share units (including, for the sake of clarity, Company PSUs (2018), Company PSUs (2019) and Company PSUs (Revenues)) outstanding under any of the Company Share Plans.

“Company RSUs Holders” shall mean the holders of Company RSUs.

“Company Share Plans” shall mean the Company’s 2012 Stock Incentive Plan (including its Israeli Addendum) and the Company’s 2003 Israeli Share Option Plan, in each case, as may be amended from time to time.

“Company Shareholders” shall mean holders of Company Shares.

“Company IT Systems” means the Software, hardware, firmware, databases, networks, platforms, servers, interfaces, applications and related information technology systems owned, used, relied on or controlled by the Company or any of its Subsidiaries in connection with their respective businesses as of the date of this Agreement. For the sake of clarity, Company IT Systems excludes the Company Products.

“Confidentiality Agreement” shall mean that certain Mutual Non-Disclosure Agreement, dated as of June 26, 2018, by and between Qlik Technologies, Thoma Bravo, LLC and the Company.

“Contract” shall mean any contract, subcontract, agreement, license, commitment, note, bond, mortgage, indenture, lease or other legally binding instrument or arrangement.

“Director Proposal” means the proposal to clarify the terms of acceleration of unvested Company Options and Company RSUs held by non-employee directors that will be submitted at the Company Shareholders Meeting, as more fully detailed in Section 5.1 of the Company Disclosure Letter.

“Effective Time Holder” shall mean a Company Shareholder as of immediately prior to the Effective Time.

“Employee Plan” shall mean each “employee benefit plan” (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and each other plan, program, policy, practice, or Contract or other binding arrangement, whether written or oral, providing for terms of employment or consulting services, compensation, severance, transaction or retention-based bonuses, pension, retirement, provident fund (Keren Hishtalmut), termination pay, deferred compensation, performance awards, share or share-based awards, options, health, welfare, paid time off, accident, disability, fringe benefits or other benefits or remuneration, that is sponsored or maintained by the Company or its Subsidiaries, to which the Company or its Subsidiaries contributes or has any obligation to contribute, or under or with respect to which the Company or any of its Subsidiaries has any Liability for the benefit of current or former employees, directors, and individual service providers, in each case, excluding plans, Contracts or other arrangements that are required to be maintained or contributed to by applicable Law or sponsored by, any Governmental Authority.

“Environmental Law” shall mean any Law or Order relating to pollution or the protection of the environment, natural resources or human health or safety (as human health or safety relates to the exposure to Hazardous Substances), or to the handling, use, storage, treatment, transport, disposal, release or threatened release of any Hazardous Substance.

“ERISA” shall mean the United States Employee Retirement Income Security Act of 1974.

“Exchange Act” shall mean the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Financing Sources” means the Persons (other than, for sake of clarity, the Company or any of its Subsidiaries) that have arranged, committed to provide or have otherwise entered into agreements in connection with the Debt Financing or Alternative Financing in connection with the transactions contemplated hereby, including the parties that delivered the Debt Commitment Letter and any joinder agreements or credit agreements entered into pursuant thereto or relating thereto, together with their Affiliates and Representatives involved in the Debt Financing or Alternative Financing, as applicable, and their successors and assigns. For the avoidance of doubt, none of Parent, Merger Sub or any of their respective Affiliates and Representatives shall be considered a Debt Financing Source.

“FTC” shall mean the United States Federal Trade Commission or any successor thereto.

“GAAP” shall mean U.S. generally accepted accounting principles.

“Governmental Authority” shall mean any government, any governmental or regulatory entity or body, department, commission, board, agency or instrumentality, and any court, tribunal or judicial body of competent jurisdiction, any stock exchange or similar self-regulatory organization, in each case whether federal, state, county, provincial, and whether local or foreign.

“Government Grant” shall mean any grant, incentive, qualification, subsidy, award, participation, exemption, status or other benefit from any Governmental Authority granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, including, without limitation, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of its Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the OCS, the Investment Center or any other Governmental Authority.

“Hazardous Substance” shall mean any and all substances, materials or wastes defined or regulated as “hazardous”, “toxic waste”, a “pollutant”, or a “contaminant,” or for which Liability or standards of conduct are imposed, under any applicable Environmental Law, including petroleum, petroleum products, polychlorinated biphenyls, asbestos and asbestos containing materials and radioactive materials.

“HSR Act” shall mean the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Indebtedness” shall mean, with respect to a Person, without duplication, (a) all indebtedness for borrowed money, (b) all indebtedness for the deferred purchase price of property or services (other than personal property, including inventory and services purchased, trade payables, other expense accruals and deferred compensation items arising in the ordinary course of business), (c)  all obligations evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases, (f) all reimbursement, payment or similar obligations, contingent or otherwise, in each case under acceptance, letter of credit or similar facilities to the extent drawn upon by the counterparty thereto, (g) any cash/book overdrafts, (h) all obligations arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates and (i) any obligation of others described in clauses (a) through (h) above which such Person has guaranteed or that is otherwise such Person’s legal liability (including pursuant to any keepwell agreement), and including in clauses (a) through (h) above any accrued and unpaid interest or penalties thereon, but in each case, excluding any intercompany arrangements between such Person and its Subsidiaries.

“Intellectual Property Rights” shall mean any and all intellectual property rights in any jurisdiction throughout the world, including all: (i) trademarks, service marks, business names, trade names, and logos, including all applications and registrations for the foregoing, and, in each case, all goodwill associated therewith and symbolized thereby; (ii) patents and patent applications; (iii) inventions, trade secrets, know-how and confidential information; (iv) Internet domain names; (v) registered and unregistered copyrights, and applications for registration thereof; and (vi) rights in Software.

“Intervening Event” shall mean a material Change (other than an Acquisition Proposal) with respect to the Company or its Subsidiaries occurring or arising after the date of this Agreement and prior to obtaining the Company Shareholder Approval, and which was not known to, nor reasonably foreseeable by, the Company Board as of or prior to the date of this Agreement or, if known or reasonably foreseeable, the probability or magnitude of the consequences were not known or reasonably foreseeable.

“Investment Center” shall mean the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

“Knowledge” with respect to a party, means the actual knowledge of any officer or director of such party, in each case, as such knowledge would be imputed to such persons upon reasonable inquiry of any other employee having primary responsibility for the relevant matter; however, in the case of the Company, knowledge with respect to any matter in question shall mean the actual knowledge of (i) the Company’s Chief Executive Officer and the Company’s Chief Financial Officer and (ii) solely with respect to their respective areas of primary responsibility, the Company’s EVP R&D and the Company’s Chief Marketing Officer, in each case of clause (i) and (ii), after reasonable inquiry of any other employee having primary responsibility for the relevant matter.

“Law” shall mean any and all applicable federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, ordinance, code, rule, regulation, ruling or other legal requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Legal Proceeding” shall mean any lawsuit, litigation, investigation, audit, mediation, arbitration or other similarly formal legal proceeding, brought by or pending before any Governmental Authority.

“Liabilities” shall mean any liability, obligation or commitment of any kind (whether accrued, absolute, contingent, matured, unmatured or otherwise and whether or not required to be recorded or reflected on a balance sheet prepared in accordance with GAAP).

“Licensed Intellectual Property Rights” means all Intellectual Property Rights owned by another Person and licensed or sublicensed to the Company or its Subsidiaries or for which the Company or its Subsidiaries has obtained a covenant not to be sued, in each case, whether pursuant to a Material Contract set forth on Section 3.10(b) of the Company Disclosure Letter or a valid and enforceable Contract not required to be set forth on Section 3.10(b) of the Company Disclosure Letter.

“Lien” shall mean any lien, pledge, hypothecation, charge, mortgage, easement, license, sublease, hypothecation, claim, title retention agreement, option, security interest or encumbrance of any kind or nature.

“Nasdaq” shall mean The Nasdaq Stock Market LLC.

“OCS” shall mean the Israeli National Authority for Technological Innovation, formerly known as the Office of the Chief Scientist of the Ministry of Economy of the State of Israel.

“OCS Notice” shall mean the written notice to the OCS regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the OCS in connection with the Merger in accordance with the Israeli Encouragement of Industrial Research, Development and Innovation Law, 5744-1984, which may be submitted by the Company at any time following the date hereof but not later than the Closing.

“Open Source Software” shall mean any Software that is (i) subject to the GNU General Public License (GPL), the Lesser GNU Public License (LGPL), GNU Affero General Public License (AGPL), the Eclipse Public License, the Creative Commons License, the CDDL, the Mozilla Public License (MPL), the Artistic License (e.g., PERL), the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), Server Side Public License (SSPL), any “copyleft” license or any other license that requires, as a condition of use, modification or distribution of such software, that such Software be (a) made available or distributed in source code form, (b) licensed for the purpose of preparing derivative works, or (c) redistributable at no license fee, or (ii) otherwise licensed under an “open source,” “public,” or “free” license.

“Order” shall mean any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Ordinance” shall mean the Israeli Income Tax Ordinance [New Version], 1961, and all rules and regulations promulgated thereunder.

“Owned Intellectual Property Rights” means all Intellectual Property Rights owned or purported to be owned by the Company or its Subsidiaries, including all Intellectual Property Rights integrated with or embodied in Company Products other than Licensed Intellectual Property Rights.

“Parent Material Adverse Effect” shall mean any effect that, individually or in the aggregate, would reasonably be expected to prevent, materially delay or materially impair Parent’s or Merger Sub’s ability to consummate the Merger and the other transactions contemplated by this Agreement.

“Paying Agent” shall mean American Stock Transfer & Trust Company, LLC or such other paying agent agreed between the parties prior to the Closing.

“Permitted Liens” shall mean (i) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (ii) Liens for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or which are being contested in good faith and by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (iii) Liens, easements, rights-of-way, covenants and other similar restrictions that have been placed by any developer, landlord or other Person on property over which the Company or its Subsidiaries has easement rights or on any real property and subordination or similar agreements relating thereto, (iv) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business with respect to obligations which are not yet due and payable or are being contested in good faith by appropriate proceedings, (v) non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business consistent with past practices, (vi) Liens (other than Liens securing Indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, permits, restrictive covenants, encroachments, restrictions or zoning, entitlement, building and other land use regulations imposed by Governmental Authorities and other similar matters that have not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the tangible assets to which they relate in the business of the Company and its Subsidiaries as currently conducted, (vii) Liens disclosed to Parent as set forth on Section 1.1(iv) of the Company Disclosure Letter, (viii) interests of any lessor or lessee in any real properties and interests in real properties leased or operated by the Company or its Subsidiaries, (ix) transfer restrictions on any securities of the Company imposed by applicable Law, (x) in the case of any Contract entered into by the Company and/or its Subsidiaries, Liens that are restrictions on the transfer or assignment that are included in the terms such Contracts, (xi) Liens securing Indebtedness or liabilities that are reflected in the Company Reports, and (xii) any other Liens arising in the ordinary course of business unrelated to the borrowing of money and which would not, individually or in the aggregate, interfere materially with the ordinary course of the business of the Company and its Subsidiaries.

“Person” shall mean any individual, corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any limited liability company or joint stock company), firm or other enterprise, association, organization, entity or Governmental Authority.

“Privacy Laws” shall mean (i) each Law related to the collection, use, processing, storage, protection, transfer or disposition of personal data (including any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, consumer, household, computer or device), or otherwise relating to privacy, data protection and security, anti-spam, security breach notification requirements, (ii) the Company’s own data privacy and security rules, policies and procedures, (iii) industry standards that are applicable to the Company or its Subsidiaries or obligations under Contracts into which the Company or any of its Subsidiaries has entered, in each case, that relate to collection, use, processing, storage, protection, transfer or disposition of personal data (including any data or information that identifies, relates to, describes, is capable of being associated with, or could reasonably be linked, directly or indirectly, with a particular individual, consumer, household, computer or device).

“Representative” shall mean, with respect to any Person, any direct or indirect Subsidiary of such Person, or any Affiliate, officer, director, employee, investment banker, attorney, accountant or other authorized agent, advisor or representative of such Person or any direct or indirect Subsidiary of such Person.

“Required Financial Information” means the financial and business information of the Company and its Subsidiaries required under paragraph 6 of Exhibit C to the Debt Commitment Letter; provided that in no event shall the Required Financial Information be deemed to include, nor shall the Company be required to provide, pro forma financial statements, projections or other adjustments to the financial information of the Company or any of its Subsidiaries.

“Rights Agreement” shall mean the Bonus Rights Agreement, dated as of June 7, 2016, between the Company and American Stock Transfer & Trust Company, LLC, as rights agent, as amended from time to time.

“Sanctioned Country” means any country or region that is or has in the past five years been the subject or target of a comprehensive embargo under Sanctions and Export Control Laws (including, without limitation, Cuba, Iran, North Korea, Sudan, Syria, and the Crimea region of Ukraine).

“Sanctions and Export Control Laws” means all Laws relating to economic or trade sanctions and export and import controls (including the U.S. Export Administration Regulations and the International Traffic in Arms Regulations) administered or enforced by the United States (including by OFAC or the U.S. Department of State), Israel, the United Nations Security Council, and the European Union.

“Sanctioned Person” means any individual or entity that is the subject or target of sanctions or restrictions under Sanctions and Export Control Laws, including: (i) any individual or entity listed on any applicable U.S., Israeli or E.U. sanctions- or export-related restricted party list, including, without limitation, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) Specially Designated Nationals and Blocked Persons List and the EU Consolidated List; (ii) any entity that is, in the aggregate, 50 percent or greater owned, directly or indirectly, or otherwise controlled by a person or persons described in clause (i); or (iii) any national located in a Sanctioned Country.

“Sarbanes-Oxley Act” shall mean the United States Sarbanes-Oxley Act of 2002.

“SEC” shall mean the United States Securities and Exchange Commission or any successor thereto.

“Securities Act” shall mean the United States Securities Act of 1933.

“Software” shall mean software and computer programs, whether in source code or object code form, and including (a) databases and collections of data, (b) software implementations of algorithms, models, and methodologies, firmware and application programming interfaces and (c) descriptions, schematics, specifications, flow charts and other work product used to design, plan, organize and develop any of the foregoing.

“Subsidiary” of any Person shall mean any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions is directly or indirectly owned or controlled by the first Person and/or by one or more of its Subsidiaries.

“Superior Proposal” shall mean any written bona fide Acquisition Proposal received after the date of this Agreement which the Company Board determines in good faith (after consultation with the Company’s financial advisers and outside legal counsel), considering such factors as the Company Board considers to be appropriate (including, among other things, if appropriate, financing contingencies, regulatory approvals, shareholder litigation, the identity of the third party making the Acquisition Proposal (including whether shareholder approval of such third party is required), breakup fee and expense reimbursement provisions), is (i) on terms that, if consummated, are more favorable to the Company and the Company Shareholders than the Merger and (ii) reasonably capable of being consummated in accordance with its proposed terms; provided, however¸ that, for purposes of this definition of “Superior Proposal,” the term “Acquisition Transaction” shall have the meaning assigned to such term herein, except that the references to “twenty-five percent (25%)” in such definition shall be deemed to be references to “fifty-one percent (51%)”.

“Tax” (and, with correlative meaning, “Taxes” and “Taxable”) shall mean all Israeli, U.S. federal, state, local and non-U.S. taxes, charges, fees, imposts, levies or other assessments which are imposed by a Taxing Authority, including all income, franchise, gross receipts, capital, capital stock, ad valorem, social security, social insurance, severance, stamp, occupation, payroll, sales, employment, unemployment, disability, use, property, escheat, abandoned and unclaimed property, withholding, excise, production, value added, occupancy and other taxes, duties, fees, charges or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions.

“Taxing Authority” means the United States Internal Revenue Service, the ITA or any other Governmental Authority (whether state, local or non-U.S.) responsible for the administration of any Tax.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions regarding Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced withholding, of Tax is required under Israeli law with respect to such payment or providing other instructions regarding such payment or withholding (including transfer of the withholding Tax amount to a trustee). For the sake of clarity, (i) the Withholding Tax Ruling and the Options Tax Ruling (and the Interim Option Tax Ruling, if applicable) and (ii) a certification pursuant to the Israel Income Tax Regulations (Withholding from Consideration, Payment or Capital Gain in the Sale of a Security, Sale of a Unit in a Mutual Fund or in a Future Transaction), 5763-2002 will be considered Valid Tax Certificates.

Section 1.2             Certain Interpretations(a).

(a)                Unless otherwise indicated, all references herein to Articles, Sections, Annexes, Exhibits or Schedules, shall be deemed to refer to Articles, Sections, Annexes, Exhibits or Schedules of or to this Agreement, as applicable.

(b)               Unless otherwise indicated, the words “include,” “includes” and “including,” when used herein, shall be deemed in each case to be followed by the words “without limitation.”

(c)                Unless otherwise indicated, the words “hereof”, “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(d)               The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof.

(e)                Unless otherwise indicated or the context otherwise requires, all references herein to the Subsidiaries of a Person shall be deemed to include all direct and indirect Subsidiaries of such Person.

(f)                Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa.

(g)                Unless otherwise indicated, terms defined in the singular shall have a comparable meaning when used in the plural, and vice versa.

(h)               Unless otherwise indicated, the terms “Dollars” and “$” mean U.S. dollars.

(i)                 Unless otherwise indicated, the term “NIS” means Israeli New Shekels.

(j)                 When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

(k)               Unless otherwise indicated, references herein to any Person shall include such Person’s heirs, executors, personal representatives, administrators, successors and assigns; provided, that nothing contained in this Section 1.2(k) is intended to authorize any assignment or transfer not otherwise permitted by this Agreement;

(l)                 Unless otherwise indicated, references herein to a Person in a particular capacity or capacities shall exclude such Person in any other capacity.

(m)             Unless otherwise indicated, references herein to any Law shall be deemed to refer to such Law as amended, modified, codified, reenacted, supplemented or superseded in whole or in part and in effect from time to time, and also to all rules and regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, as of such date).

(n)               Unless otherwise indicated, references herein to any Contract mean such Contract as amended, supplemented or modified (including any waiver thereto) in accordance with the terms thereof (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Contract shall be deemed to refer to such Contract, as amended, as of such date).

(o)               The Company Disclosure Letter may include items and information the disclosure of which is not required either in response to an express disclosure requirement contained in a provision of this Agreement or as an exception to one or more representations or warranties contained in ARTICLE III or to one or more covenants contained in ARTICLE V. Inclusion of any items or information in the Company Disclosure Letter shall not (i) be deemed to be an acknowledgement or agreement that any such item or information (or any non-disclosed item or information of comparable or greater significance) is “material” or that, individually or in the aggregate, has had or would reasonably be likely to have Company Material Adverse Effect or to affect the interpretation of such term for purposes of this Agreement or (ii) be construed as an admission of liability under any Law.

(p)               Documents or other information and materials shall be deemed to have been “made available” by the Company if the Company has delivered such documents by email to Parent or its counsel, or posted such documents and information and other materials to the virtual data room managed by the Company or its Representatives, in each case, prior to the execution and delivery of this Agreement by the parties hereto.

(q)               Each of the parties hereto acknowledges that it has assessed the risk, uncertainties and benefits of the Merger and this Agreement to which it is a party and the transactions contemplated hereby, and that it has been represented by counsel during the negotiation and execution thereof and, therefore, acknowledges and agrees that, for purposes of interpreting this Agreement, no such party has had any preference in the design of the provisions thereof, and hereby expressly waives the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

ARTICLE II

THE MERGER

Section 2.1             The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) shall be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger). As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company (the “Surviving Company”) and shall (a) become a wholly owned direct Subsidiary of Parent, (b) continue to be governed by the Laws of the State of Israel, (c) maintain a registered office in the State of Israel, and (d) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 2.2             The Closing. Unless this Agreement shall have been terminated in accordance with ARTICLE IX, the closing of the Merger (the “Closing”) will occur at the offices of Goldfarb Seligman & Co., Ampa Tower, 98 Yigal Alon Street, Tel Aviv 67891, Israel, at 10:00 a.m. (local time) not later than on the second (2nd) Business Day following the date on which each of the conditions set forth in ARTICLE VIII is satisfied or, to the extent permitted by Law, waived by the party entitled to waive such condition (except for any conditions that by their nature can only be satisfied on the Closing Date, but subject to the satisfaction of such conditions or waiver by the party entitled to waive such conditions), or at such other time, date, location or means as the parties hereto shall mutually agree. The date on which the Closing occurs is referred to herein as the “Closing Date”.

Section 2.3             Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Registrar of Companies of the State of Israel (the “Companies Registrar”) a notice of the contemplated Merger and the proposed date of the Closing on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the parties shall deliver on the Closing Date. The Merger shall become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”). For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties hereto that the Merger being declared effective and that the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL shall both occur on the Closing Date, as a condition to Closing.

Section 2.4             Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any shareholder of the Company, (i) Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (ii) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (iii) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (iv) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 2.5             Memorandum and Articles of Association.

(a)                At the Effective Time, the Articles of Association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Association of the Surviving Company, until duly amended as provided therein or by applicable Law.

(b)               At the Effective Time, the Memorandum of Association of the Company, as in effect immediately prior to the Effective Time, shall be the Memorandum of Association of the Surviving Company until thereafter amended as provided therein or by applicable Law.

Section 2.6             Directors and Officers(a).

(a)                Directors. The parties shall take all actions necessary so that the director or directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be appointed and serve as the director or directors of the Surviving Company until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

(b)               Officers. At the Effective Time, the officers of the Company immediately before the Effective Time shall be the officers of the Surviving Company, until the earlier of their resignation or removal or until their respective successors are duly elected or appointed and qualified, as the case may be, in accordance with the Surviving Company’s articles of association.

Section 2.7             Effects on Share Capital(a). Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company, or the holders of any of the following securities, the following shall occur:

(i)                 Conversion of Company Shares. Each Ordinary Share, par value NIS 0.40 per share, of the Company (collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time, other than Company Shares canceled pursuant to Section 2.7(a)(ii), shall automatically be converted into and represent the right to receive Twenty-Three U.S. Dollars and Fifty Cents ($23.50) in cash (the “Merger Consideration”), without interest and less applicable Taxes required to be withheld (subject to Section 2.13 and Section 7.9), upon the surrender of the certificate representing such Company Share (or receipt of an “agent’s message” or other acceptable evidence of transfer if such Company Share is uncertificated) in the manner provided in Section 2.8(c) (or in the case of a lost, stolen or destroyed certificate, upon delivery of an affidavit in the manner provided in Section 2.10). The amount of cash each Effective Time Holder is entitled to receive shall be rounded to the nearest cent, and computed after aggregating all cash amounts for all Company Shares held by such Effective Time Holder.

(ii)               Parent-Owned Shares and Stock Held in Treasury. Each Company Share held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiary of the Company or of Parent immediately prior to the Effective Time, if any, shall be canceled and retired without any conversion or consideration paid in respect thereof and shall cease to exist.

(iii)             Share Capital of Merger Sub. Each Ordinary Share, of no par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into one validly issued, fully paid and non-assessable Ordinary Share, par value NIS 0.40, of the Surviving Company and such Ordinary Shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate, if any, evidencing ownership of Ordinary Shares of Merger Sub immediately prior to the Effective Time, shall, as of the Effective Time, evidence ownership of Ordinary Shares of the Surviving Company.

(b)          Adjustment to the Merger Consideration. The Merger Consideration shall be adjusted appropriately to reflect the effect of any share split, reverse share split, share dividend (including any dividend or distribution of securities convertible into Company Shares), reclassification, combination, exchange of shares or other like change with respect to Company Shares occurring, or with a record date, on or after the date hereof and prior to the Effective Time, and such adjustment to the Merger Consideration shall provide to the holders of Company Shares the same economic effect as contemplated by this Agreement prior to such action.

(c)           Company Options.

(i)                 At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any Company Option, each Company Option that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Company Share subject to such Company Option and (ii) the total number of shares underlying such Company Option (the “Option Consideration”), less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.9). If the exercise price per Company Share subject to any Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without payment of consideration.

(ii)               With respect to Company Options, if any, that are outstanding but unvested immediately prior to cancellation of such unvested Company Options at the Effective Time as provided herein, the vesting schedule thereof shall, immediately prior to the Effective Time, be accelerated (and, in the case of unvested Company Options held by non-employee directors that are not scheduled to accelerate as a result of the Merger, only to the extent the Director Proposal is adopted at the Company Shareholders Meeting), such that all outstanding Company Options at such time shall become vested.

(iii)             From and after the Effective Time, all Company Options shall no longer be outstanding and shall cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the Option Consideration payable hereunder.

(iv)             The amount of cash each Company Optionholder is entitled to receive for the Company Options held by such holder pursuant to this Section 2.7(c) shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company Options held by such holder.

(d)           Company RSUs.

(i)                 At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder of any Company RSU, each Company RSU outstanding immediately prior to the Effective Time, whether or not vested, shall be canceled in exchange for the right to receive a lump sum cash payment (without interest) equal to the product of (i) the Merger Consideration multiplied by (ii) the number of Company Shares subject to such Company RSUs (the “RSUs Consideration”), less applicable Taxes required to be withheld with respect to such payment (subject to Section 2.13 and Section 7.9); provided, however, that, notwithstanding the foregoing, (A) the payment of any RSUs Consideration to U.S. persons shall be made in a manner that complies with Code Section 409A, including, if necessary, deferring the payment date until the date on which the Company RSUs would have been settled absent the transactions contemplated by this Agreement and (B) the payment of the RSU Consideration for Company RSUs (excluding any Company PSUs) that are both (i) outstanding but unvested immediately prior to the Effective Time and (ii) do not become vested immediately prior to or upon the Effective Time under the terms and conditions (including any provisions regarding vesting acceleration) that apply to such Company RSUs, including due to any action of the Compensation Committee of the Company Board or the Company Board (or, in the case of unvested Company RSUs held by non-employee directors that are not scheduled to accelerate as a result of the Merger, only to the extent the Director Proposal is adopted at the Company Shareholders Meeting) or as otherwise set forth in Section 2.7(d) of the Company Disclosure Letter (such Company RSUs, the “Unvested RSUs” and the RSU Consideration payable in respect thereof, the “Contingent RSU Consideration”), shall not be paid at the Effective Time and shall instead be paid on the same vesting schedule and subject to the same vesting conditions that governed such Unvested RSUs immediately prior to the Effective Time. For the avoidance of doubt, in the event that the original vesting conditions are not satisfied as of the holder’s termination of employment or other service relationship with the Company, the holder shall cease to be entitled to any further payments on account of the Unvested RSUs. No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and deliver to Parent an allocation schedule which shall set forth the following information with respect to the Unvested RSUs: (a) the name of each holder of Unvested RSUs, (b) the total number of Unvested RSUs issued or granted to such holder, (c) the vesting schedule for each Unvested RSU, and (d) the applicable settlement or payment date for each Unvested RSU that is treated as “nonqualified deferred compensation” for purposes of Section 409A of the Code.

(ii)               It is hereby further agreed that any Company RSUs that are subject to performance criteria (“Company PSUs”) shall be deemed earned and vested as follows: (i) with respect to any Company PSUs (2018) and Company PSUs (2019), any applicable performance-based vesting requirements shall be deemed to be fully achieved immediately prior to the Effective Time at the target level of achievement, and (ii) with respect to any Company PSUs (Revenues), any applicable performance-based vesting requirements shall be deemed to be fully achieved immediately prior to the Effective Time at the target level of achievement for 2019.

(iii)             From and after the Effective Time, all Company RSUs shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company RSU shall cease to have any rights with respect thereto or arising therefrom, except the right to receive the RSUs Consideration payable hereunder.

(iv)         The amount of cash each Company RSUs Holder is entitled to receive for the Company RSUs held by such holder pursuant to this Section 2.7(d) shall be rounded to the nearest cent and computed after aggregating cash amounts for all Company RSUs held by such holder.

(e)            Termination of Company Share Plans. As of the Effective Time, the Company shall take all actions reasonably required to terminate (i) the Company Share Plans and (ii) any other plan, program or arrangement providing for the issuance or grant of any other interest in respect of the share capital of the Company or its Subsidiaries.

Section 2.8             Payment Procedures(i).

(a)            Paying Agent; Information Agent. Prior to the Effective Time (but in no event later than three (3) Business Days prior to the Closing Date), Parent shall (i) enter into and deliver to Company an agreement with the Paying Agent in a form to be agreed by the Company and Parent (“Paying Agent Agreement”); and (ii) at the request of the Company, engage an information agent reasonably acceptable to the Company and Parent (the “Information Agent”) to assist, inter alia, in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into an agreement with the Information Agent in a form reasonably satisfactory to the Company.

(b)               Exchange Fund. On or prior to the Closing Date (and, in any event, prior to obtaining the Certificate of Merger), Parent shall deposit (or cause to be deposited) with the Paying Agent, for payment to (i) the holders of Company Shares (excluding (i) Company Shares issued upon exercise of Company 102 Options and held by the 102 Trustee at the Closing Date (“Company 102 Shares”) and (ii) Company RSUs), in respect of which Parent shall cause payment to be made by the Paying Agent in accordance with this ARTICLE II, (ii) the holders of Company 102 Shares, Company 102 RSUs (other than Unvested RSUs), Company 102 Options and Company 3(i) Options, in respect of which Parent shall cause payment to be made by the Paying Agent to the 102 Trustee in accordance with this ARTICLE II, and (iii) the holders of Company Options (other than Company 102 Options and Company 3(i) Options) and Company RSUs (other than Company 102 RSUs and Unvested RSUs), in respect of which Parent shall cause payment to be made by the Paying Agent to the Company (or the applicable engaging Subsidiary) pursuant to the provisions of this ARTICLE II, an amount of cash equal to the aggregate consideration to which such holders of Company Shares (including Company 102 Shares), Company Options (including Company 102 Options and Company 3(i) Options) and Company RSUs (including Company 102 RSUs but excluding Unvested RSUs) become entitled under this ARTICLE II (such cash amounts being referred to herein as the “Exchange Fund”). Parent shall be responsible for all fees and expenses of the Paying Agent. The Exchange Fund, once deposited with the Paying Agent, shall, pending its disbursement to the holders of Company Shares (other than the Company 102 Shares and Company 102 RSUs), the Company (or, if applicable, the relevant engaging Subsidiary) for the benefit of holders of Company Options (other than the Company 102 Options and Company 3(i) Options) and Company RSUs (other than Company 102 RSUs and Unvested RSUs)) and the 102 Trustee (for the benefit of holders of Company 102 Shares, Company 102 RSUs, Company 102 Options and Company 3(i) Options), be held in trust for the benefit of such holders and shall not be used for any other purpose. The Exchange Fund shall be invested by the Paying Agent, as directed by Parent or the Surviving Company, in short term obligations of or guaranteed by the United States of America or obligations of an agency of the United States of America which are backed by the full faith and credit of the United States of America with maturities of no more than thirty (30) days. Any interest and other income resulting from such investments shall be paid to Parent. To the extent that there are any losses with respect to any investments of the Exchange Fund, or the Exchange Fund diminishes for any reason below the level required for the Paying Agent to promptly pay the cash amounts contemplated by this ARTICLE II, Parent shall, or shall cause the Surviving Company to, promptly replace or restore the cash in the Exchange Fund so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to satisfy Parent’s obligations under this ARTICLE II.

(c)                Payment Procedures with respect to Company Shares. Promptly following the Effective Time, and in any event within two (2) Business Days thereafter, Parent and the Surviving Company shall cause the Paying Agent to mail or deliver to each holder of record (as of immediately prior to the Effective Time) of (i) a certificate or certificates (the “Certificates”) which immediately prior to the Effective Time represented outstanding Company Shares and (ii) uncertificated Company Shares (the “Uncertificated Shares”), in each case, whose shares were converted into the right to receive the Merger Consideration pursuant to Section 2.7(a)(i) and other than Company 102 Shares (A) a letter of transmittal in customary form (which shall be approved by the Company and shall specify that delivery shall be effected, and risk of loss and title to the Company Shares shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 2.10) or transfer of the Uncertificated Shares, as the case may be, to the Paying Agent), (the “Letter of Transmittal”), (B) a declaration and/or a Valid Tax Certificate (or such other forms as are necessary under any applicable Tax Law) in which the beneficial owner of Company Shares provides certain information necessary for Parent to determine whether any amounts need to be withheld from the Merger Consideration payable to such beneficial owner pursuant to the terms of the Ordinance (in each case, subject to the provisions of this Section 2.8, Section 2.13 and Section 7.9), the Code, or any applicable provision of state, local, Israeli or foreign Law, and/or (C) instructions for use in effecting the surrender of the Certificates and Uncertificated Shares in exchange for the Merger Consideration payable in respect thereof pursuant to the provisions of this ARTICLE II (including customary provisions with respect to delivery of an “agent’s message” with respect to Uncertificated Shares). Upon surrender of Certificates (or affidavit of loss in lieu thereof as provided in Section 2.10) for cancellation to the Paying Agent, together with the Letter of Transmittal and the declaration for Tax withholding purposes and/or a Valid Tax Certificate (and such other documents as may be reasonably required by the Paying Agent or Parent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Certificates shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (less any applicable withholding Taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.9), and the Certificates so surrendered shall forthwith be canceled. Upon receipt of an “agent’s message” by the Paying Agent in the case of a book-entry transfer of Uncertificated Shares, together with the declaration for Tax withholding purposes and/or a Valid Tax Certificate (and such other documents as may be reasonably required by the Paying Agent or Parent consistent with customary practice), duly completed and validly executed in accordance with the instructions thereto, the holders of such Uncertificated Shares shall be entitled to receive in exchange therefor an amount in cash equal to the Merger Consideration to which the holder thereof is entitled pursuant to Section 2.7(a)(i) (other than Company 102 Shares) (less any applicable withholding Taxes payable in respect thereof subject to the provisions of Section 2.13 and Section 7.9), and the transferred Uncertificated Shares so surrendered shall forthwith be canceled. Parent shall cause the Paying Agent to accept such Certificates and transferred Uncertificated Shares upon compliance with the foregoing exchange procedures. Payments and deliveries to be made under this Agreement shall be made in U.S. dollars by check or wire transfer of immediately available funds to such address or bank accounts as shall be set forth in the Letter of Transmittal. Notwithstanding anything to the contrary in this Section 2.8(c), any Merger Consideration payable in respect of Company 102 Shares shall be transferred by Parent to the Paying Agent and Parent shall cause the Paying Agent on the Closing Date to make payment of such Merger Consideration to the 102 Trustee for the benefit of the beneficial owners thereof, and such Merger Consideration shall be released by the 102 Trustee to the beneficial holders of such Company 102 Shares, in accordance with the requirements of Section 102 of the Ordinance and the Option Tax Ruling, if obtained.

(d)               Payment Procedures With Respect to Company Options and Company RSUs.

(i)                 Immediately after the Effective Time, Parent shall cause the Paying Agent to transfer the aggregate Option Consideration with respect to Company Options granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 Options”) and Company Options granted under Section 3(i) of the Ordinance (the “Company 3(i) Options”) and the aggregate RSU Consideration payable with respect to Company RSUs (other than Unvested RSUs) granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 RSUs”), to the 102 Trustee, on behalf of holders of (a) Company 102 Options and Company 102 RSUs, as the case may be, in accordance with Section 102 of the Ordinance and the Option Tax Ruling, if obtained (the “102 Amounts”) and (b) Company 3(i) Options in accordance with the Option Tax Ruling, if obtained (the “3(i) Amounts”). The 102 Amounts and 3(i) Amounts shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 of the Ordinance (to the extent applicable) and the Option Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance (to the extent applicable) and the Option Tax Ruling, if obtained.

(ii)               Immediately after the Effective Time, Parent shall cause the Paying Agent to promptly deposit the aggregate amount of funds payable in respect of Company Options (other than Company 102 Options and Company 3(i) Options) and Company RSUs (other than Unvested RSUs and Company 102 RSUs) pursuant to Section 2.7(c) and Section 2.7(d) with the Company or, if applicable, the relevant engaging Subsidiary, at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options (other than Company 102 Options and Company 3(i) Options) and Company RSUs (other than Unvested RSUs and Company 102 RSUs), which amounts shall be paid by the Company or, if applicable, the relevant engaging Subsidiary, to the respective holders thereof through the Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholdings, as soon as practicable, but no later than the first payroll run of the Company (or the relevant engaging Subsidiary) after the Effective Time.

(iii)             Parent shall cause the payment of the Contingent RSU Consideration, if any, to be paid on the same vesting schedule and subject to the same vesting conditions that governed the Unvested RSUs immediately prior to the Effective Time by way of (i) with respect to Unvested RSUs granted under Section 102(b)(2) and Section 102(b)(3) of the Ordinance (the “Company 102 Unvested RSUs”), payment to the 102 Trustee, on behalf of holders of Company 102 Unvested RSUs, which shall be held in trust and released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 of the Ordinance and the Option Tax Ruling, if obtained, and (ii) with respect to all other Unvested RSUs, payment to the Company (or, if applicable, the relevant engaging Subsidiary), which amounts shall be paid by the Company (or, if applicable, the relevant engaging Subsidiary) to the respective holders thereof through the Company’s or, if applicable, the relevant engaging Subsidiary’s payroll system, subject to applicable withholding Tax, as soon as practicable, but no later than the first payroll run of the Company (or the relevant engaging Subsidiary) after the applicable vesting schedule.

(e)                Transfers of Ownership. In the event that a transfer of ownership of Company Shares is not registered in the share transfer books or ledger of the Company, or if the Merger Consideration is to be paid in a name other than that in which the Certificates or Uncertificated Shares surrendered in exchange therefor are registered in the share transfer books or ledger of the Company, the Merger Consideration may be paid to a Person other than the Person in whose name the Certificate or Uncertificated Share so surrendered is registered in the stock transfer books or ledger of the Company only if such Certificate or Uncertificated Shares is properly endorsed and otherwise in proper form for surrender and transfer and the Person requesting such payment has paid to Parent (or any agent designated by Parent) any transfer Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such Certificate or Uncertificated Shares, or established to the satisfaction of Parent (or any agent designated by Parent) that such transfer Taxes have been paid or are otherwise not payable.

(f)                No Liability. Notwithstanding anything to the contrary set forth in this Agreement, none of the Paying Agent, Parent, Merger Sub, the Surviving Company or any other party hereto shall be liable to a holder of Company Shares for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(g)                Distribution of Exchange Fund to Parent. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates or Uncertificated Shares on the date that is twelve (12) months after the Effective Time shall be delivered to Parent upon demand, and any holders of Company Shares that were issued and outstanding immediately prior to the Merger who have not theretofore surrendered their Certificates or Uncertificated Shares representing such Company Shares for exchange pursuant to the provisions of this Section 2.8(g) shall thereafter look for payment of the Merger Consideration, without interest, payable in respect of the Company Shares represented by such Certificates or Uncertificated Shares solely to Parent, as general creditors thereof, for any claim to the applicable Merger Consideration to which such holders may be entitled pursuant to the provisions of this ARTICLE II.

Section 2.9             No Further Ownership Rights in Company Shares. From and after the Effective Time, all Company Shares shall no longer be outstanding and shall automatically be cancelled, retired and cease to exist, and each holder of a Certificate or Uncertificated Shares theretofore representing any Company Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration payable therefor upon the surrender thereof in accordance with the provisions of Section 2.8. From and after the Effective Time, there shall be no further registration of transfers on the records of the Surviving Company of Company Shares that were issued and outstanding immediately prior to the Effective Time, other than transfers to reflect, in accordance with customary settlement procedures, trades effected prior to the Effective Time. If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Company for any reason, they shall be canceled and exchanged as provided in this ARTICLE II. No dividends or other distributions with respect to capital stock of the Surviving Company with a record date on or after the Effective Time will be paid to the holder of any unsurrendered Company Shares.

Section 2.10         Lost, Stolen or Destroyed Certificates. In the event that any Certificates shall have been lost, stolen or destroyed, the Paying Agent shall pay the Merger Consideration in exchange for such lost, stolen or destroyed Certificates upon the making of an affidavit of that fact by the holder thereof and a reasonable and customary agreement by such holder to indemnify and hold Parent harmless from and against any losses in connection therewith, and, if reasonably required by Parent, posting by such holder of a bond sufficient to serve as indemnity against any claim that may be made against it with respect to such Certificate (such affidavit to be in a form attached to the Letter of Transmittal), and thereupon such holder shall be deemed for purposes hereof as if it held a Certificate at the Effective Time.

Section 2.11         No Interest. No interest shall accumulate on any amount payable in respect of any Company Shares or Company Options in connection with the Merger.

Section 2.12         Necessary Further Actions. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Company with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the directors and officers of the Surviving Company are fully authorized in the name and on behalf of the Company and the Company Shareholders to take all such lawful and necessary action.

Section 2.13         Withholding Tax

(a)                Notwithstanding anything to the contrary hereunder, Parent, its Subsidiaries, the Company, its Subsidiaries, the Surviving Company, the 102 Trustee and the Paying Agent and any other third-party paying agent acting on their behalf (each a “Payor”) shall be entitled to deduct and withhold from any payment made pursuant to this Agreement (including the Merger Consideration and payments made pursuant to Section 2.7(c) and Section 2.7(d)) and any consideration otherwise deliverable under this Agreement such amounts as each of such Payors reasonably determines it may be required to be deducted and withheld with respect to the making of such payment or delivery of consideration under the Withholding Tax Ruling and the Option Tax Ruling, if obtained, the Internal Revenue Code of 1986, as amended (the “Code”), the Ordinance, or under any provision of applicable state, local, Israeli or non-U.S. Tax Law; provided, however, that with respect to withholding of Israeli Tax, in the event any holder of record of Company Shares or Company Options provides the Payor with a Valid Tax Certificate issued by the Israel Tax Authority (the “ITA”) regarding the withholding (or exemption from withholding) of Israeli Tax from the consideration payable in respect thereof in accordance with this ARTICLE II, or other treatment with respect to Israeli Tax, at least five (5) Business Days prior to any payment payable pursuant to this Agreement, then the deduction and withholding of any amounts under the Ordinance or any other provision of Israeli Law or requirement, if any, from the Merger Consideration or the Option Consideration, as applicable, payable to such holder of record of Company Shares or Company Options, as applicable, shall be made only in accordance with the provisions of such Valid Tax Certificate. To the extent amounts are so withheld, they shall be paid over to the appropriate Governmental Authority prior to the last day on which such payment is required. Withheld amounts that have been paid over to the appropriate Governmental Authority prior to the last day on which such payment is required shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. To the extent any Payor deducts or withholds any amounts with respect to Taxes (other than deduction or withholding with respect to compensatory payments to employees or service providers), such Payor shall provide the affected Person, as soon as practicable, with sufficient evidence regarding such deduction or withholding.

(b)               Notwithstanding the provisions of Section 2.13(a) above and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to Israeli Taxes, the consideration payable to each Company Shareholder shall be retained by the Paying Agent for the benefit of each such Company Shareholder for a period of up to one hundred eighty (180) days from Closing (the “Withholding Drop Date”) unless Parent or Paying Agent is otherwise instructed explicitly by the ITA (during which time no Payor shall make any payments to any Company Shareholder or withhold any amounts for Israeli Taxes from the payments deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may obtain a Valid Tax Certificate). If a Company Shareholder delivers, no later than five (5) Business Days prior to the Withholding Drop Date a Valid Tax Certificate to Payor, then the deduction and withholding of any Israeli Taxes shall be made only in accordance with the provisions of such Valid Tax Certificate and the balance of the payment that is not withheld shall be paid to such Company Shareholder concurrently therewith subject to any non-Israeli withholding which is applicable to the payment (if any). If any Company Shareholder (i) does not provide Payor with a Valid Tax Certificate, by no later than five (5) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release its portion of the consideration prior to the Withholding Drop Date and fails to submit a Valid Tax Certificate at or before such time, then the amount to be withheld from such Company Shareholder’s portion of the consideration shall be calculated according to the applicable withholding rate as reasonably determined by Parent in accordance with applicable Law, which amount shall be increased by the interest plus linkage differences as defined in Section 159A of the Ordinance for the time period between the fifteenth (15th) calendar day of the month following the month during which the Closing occurs and the time the relevant payment is made. Unless otherwise determined in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate in such manner as the Payor reasonably determines to be in compliance with applicable Law (but in any event not lower than the conversion rate on the Closing Date) and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (i) as disclosed in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) or (ii) as disclosed in the Company Reports filed or furnished prior to the date hereof (other than, in the case of clause (ii), any matters required to be disclosed for purposes of Section 3.5 (Company Capitalization), clause (ii) of Section 3.9 (Absence of Certain Changes and Section 3.22 (Brokers)) which matters shall be specifically disclosed in Section 3.5, 3.9 and 3.22 of the Company Disclosure Letter, respectively, and excluding, in the case of clause (ii), any disclosures contained under the heading of “Risk Factors” or “Forward-Looking Statements” or any other forward-looking disclosures that are predictive or primarily cautionary in nature), the Company hereby represents and warrants to Parent and Merger Sub as follows:

Section 3.1             Organization; Good Standing and Qualification. The Company (i) is a legal entity duly organized and validly existing under the Laws of the State of Israel and (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company is qualified to do business in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. The Company is not in violation of its Charter Documents in any material respects.

Section 3.2             Corporate Power; Enforceability. The Company has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and, subject to obtaining the approval of the holders of a majority of the Company Shares voted (in person or by proxy) on such matter (excluding any absentee votes and any other shares to be excluded pursuant to Section 320(c) of the ICL) at a meeting of the Company Shareholders duly called and held for such purpose (the “Company Shareholder Approval”) and the filing and recordation of appropriate merger documents as required by the ICL, to consummate the Merger and the other transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity (the “Bankruptcy and Equity Exception”). At a meeting duly called and held prior to the execution of this Agreement in compliance with the Memorandum of Association and Articles of Association of the Company (as amended, the “Charter Documents”) and the ICL, the Company Board has made the Company Board Recommendation.

Section 3.3             Non-Contravention. The execution and delivery by the Company of this Agreement do not, and the performance of its obligations hereunder will not, (a) subject to obtaining the Company Shareholder Approval, violate or conflict with any provision of the Charter Documents or equivalent documents of the Company Subsidiaries, (b) except for such Approvals set forth in Section 3.3 of the Company Disclosure Letter, result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Material Contract or Permit to which the Company or the Company Subsidiaries is a party or by which the Company or the Company Subsidiaries or any of their respective assets or properties may be bound or result in any disclosure or license or any requirement to make available to a third party any Company Source Code or other trade secrets of the Company or its Subsidiaries, (c) assuming the Approvals referred to in Section 3.3 of the Company Disclosure Letter and the Approvals referred to in Section 3.4 of this Agreement are obtained or made, and subject to obtaining the Company Shareholder Approval, violate or conflict with any Law or Order applicable to the Company or by which any of its properties or assets are bound, or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company, except in the case of each of clauses  (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Nothing in this Section 3.3 shall be construed as a representation or a warranty of the Company with respect to any Liability or consequences arising out of any action (i) by Parent or its Affiliates not contemplated under this Agreement or (ii) on or after the Closing Date, the Surviving Company, including as it relates to the Debt Financing or the consequences thereof or the Company’s compliance with Section 7.12 hereof.

Section 3.4             Required Governmental Approvals. No consent, clearance, approval or authorization of, or filing or registration with, or expiration or termination of any waiting period required by, or notification to (any of the foregoing being referred to herein as an “Approval”), any Governmental Authority is required on the part of the Company or its Subsidiaries in connection with the execution or delivery by the Company of this Agreement and the performance by the Company or its Subsidiaries of its obligations hereunder, other than (a) the OCS Notice, (b) the Approval under the HSR Act and any applicable Approvals under any other Antitrust Laws, or Approval thereby that the Merger is exempted from such Approval, in each case, as set forth in Section 3.4 of the Company Disclosure Letter, (c) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (d) the filings and other Approvals as may be required under the Exchange Act, (e) the filings and other Approvals as may be required under the rules and regulations of Nasdaq, (f) any filings and other Approvals as may be required as a result of facts and circumstances relating solely to Parent and its Affiliates and (g) such other Approvals the failure of which to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.5             Company Capitalization(a).

(a)       The registered (authorized) share capital of the Company consists of NIS 13,000,000 divided into 32,500,000 Company Shares, NIS 0.40 par value per share. At the close of business on February 19, 2019 (the “Capitalization Date”), (i) 21,855,004 Company Shares were issued and outstanding, (ii) 0 Company Shares were held by the Company in its treasury, (iii) there were outstanding Company Options to purchase 787,328 Company Shares, 1,490,448 outstanding Company RSUs and 570,846 Company Shares reserved for future grants under the Company Share Plans, and (iv) there were outstanding Rights (as defined in the Rights Agreement). Except as set forth above, at the close of business on the Capitalization Date, no shares or other voting securities of the Company were issued, reserved for issuance or outstanding. All outstanding Company Shares are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid, nonassessable and free of any preemptive rights.

(b)               Section 3.5(b) of the Company Disclosure Letter lists each Company Option and Company RSU outstanding as of the Capitalization Date, the vesting schedule and number of each that are vested and unvested, the Company Share Plan under which such Company Option or Company RSU was issued, the number of Company Shares issuable thereunder and the exercise price (if applicable).

(c)                Except as set forth in this Section 3.5, at the close of business on the Capitalization Date, there are (i) no outstanding shares of, or other equity or voting interest in, the Company, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iii) no outstanding options, warrants, calls, stock appreciation rights, phantom stock, rights or other Contracts to acquire from the Company or its Subsidiaries, or that obligates the Company or its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, the Company, (iv) no obligations of the Company or its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), together with the share capital of the Company and Company Options, being referred to collectively as “Company Securities”) and (v) no other obligations by the Company or its Subsidiaries to make any payments based on the price or value of any Company Securities.

(d)               The aggregate consideration payable for Company Shares, Company Options and Company RSUs outstanding as of the date hereof under ARTICLE II (and, for the sake of clarity, excluding any Contingent RSU Consideration payable hereunder and any amount payable with respect to such securities if and to the extent permitted under Section 5.1 of the Company Disclosure Letter) shall not exceed $551,563,909 (“Aggregate Consideration”), with such Aggregate Consideration consisting of amounts not to exceed (1) $513,592,594 with respect to holders of the Company Shares outstanding as of the date hereof, (2) $11,211,367 with respect to holders of Company Options outstanding as of the date hereof and (3) $26,759,948 with respect to holders of Company RSUs outstanding as of the date hereof; provided, that, the Company shall not be deemed to have breached this Section 3.5(d) (A) solely by virtue of proper exercises of Company Options and/or vesting of Company RSUs outstanding as of the date of this Agreement in accordance with their terms, so long as the net effect of such exercise or vesting does not increase the Aggregate Consideration (after taking into account the payment of the exercise price of the Company Options and the impact of any net settlement of Company Options), (B) to the extent there are changes to the relative portion of the Aggregate Consideration set forth in each of clauses (i), (ii) and (iii) of this Section 3.5(c), so long as such changes do not increase the Aggregate Consideration (after taking into account the payment of the exercise price of the Company Options to the Company) or (C) for the sake of clarity, by virtue of changes in the amount of the Contingent RSU Consideration as a result of the vesting of Company RSUs following the date hereof.

(e)                Other than the Charter Documents and the Rights Agreement, the Company is not a party to any agreement relating to the voting of, requiring registration of, or granting any preemptive rights, anti-dilutive rights or rights of first refusal or other similar rights with respect to any securities of the Company.

Section 3.6             Subsidiaries

(a)        The sole Subsidiaries of the Company are as set forth in Section 3.6 of the Company Disclosure Letter (the “Company Subsidiaries”). All of the issued and outstanding capital stock of such Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and owned by the Company, free and clear of any Liens (other than Permitted Liens). Except as set forth in Section 3.6 of the Company Disclosure Letter, there are (i) no outstanding shares of, or other equity or voting interest in, any Company Subsidiary, (ii) no outstanding securities of the Company or its Subsidiaries convertible into or exchangeable for shares of, or other equity or voting interest in, any Company Subsidiary, (iii) no outstanding options, warrants, calls, stock appreciation rights, phantom stock, rights or other Contracts to acquire from the Company or its Subsidiaries, or that obligates the Company or its Subsidiaries to issue, any shares of, or other equity or voting interest in, or any securities convertible into or exchangeable for shares of, or other equity or voting interest in, any Company Subsidiary, (iv) no obligations of the Company or its Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any shares of, or other equity or voting interest (including any voting debt) in, any Company Subsidiary (the items in clauses (i), (ii), (iii) and (iv), being referred to collectively as “Subsidiary Securities”) and (v) no other obligations by the Company or its Subsidiaries to make any payments based on the price or value of any Subsidiary Securities.

(b)               The Company has no share capital, membership interests, partnership interests, interests in any corporation or other entity (including partnership, limited liability company and other business association) other than the Company Subsidiaries or other equity interests in any Person (other than the Company Subsidiaries).

(c)                Each of the Company Subsidiaries (i) has been duly organized and is validly existing; (ii) is, where such concept is recognized, in good standing under the applicable Laws of the jurisdiction of its organization; (iii) is duly qualified to do business and, where such concept is recognized, is in good standing as a foreign entity in all jurisdictions in which the conduct of its business or the activities it is engaged makes such licensing or qualification necessary; and (iv) has all corporate power and authority required to carry on its business as currently conducted, except, in the case of clause (iii), where the failure to be so qualified and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(d)               Except as set forth in Section 3.6(d) of the Company Disclosure Letter, no Company Subsidiary owns any equity interests in any other Person.

Section 3.7             Company Reports; Financial Statements

(a)                Since December 31, 2016, the Company has timely filed or furnished all forms, reports and documents with the SEC that have been required to be filed or furnished by it under applicable Laws (all such forms, reports and documents, including exhibits and schedules, filed or furnished since December 31, 2016, together with any amendments thereto, the “Company Reports”). As of its filing or furnishing date (or, if amended or superseded by a filing or furnishing prior to the date of this Agreement, on the date of such amended or superseded filing or furnishing), (a) each Company Report complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, each as in effect on the date such Company Report was filed or furnished, and (b) each Company Report did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. As of the date hereof, there are no material outstanding or unresolved comments received by the Company from the SEC with respect to any of the Company Reports. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company Report, except as disclosed in certifications filed with the Company Reports.

(b)               The consolidated financial statements of the Company and its Subsidiaries included in the Company Reports filed prior to the date hereof with the SEC (the “Financial Statements”) fairly present, in all material respects, the consolidated financial position of the Company and its Subsidiaries as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end adjustments), in each case in accordance with GAAP consistently applied during the periods and at the dates involved (except as may be indicated therein or as otherwise permitted). The Company Subsidiaries are not subject to periodic reporting requirements of the Exchange Act.

(c)                The Company maintains “disclosure controls and procedures” (as such terms are defined in Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information (both financial and non-financial) required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management, as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(d)               The Company maintains a system of “internal control over financial reporting” (as defined in Rules 13a-15 or 15d-15 under the Exchange Act) which is designed to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of Financial Statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures are executed in accordance with the authorization of management and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of the Company’s assets that would materially affect the Financial Statements.

(e)                Since December 31, 2015, neither the Company nor any of the Company Subsidiaries (including any officers thereof and, to the Knowledge of the Company, any other employee thereof) nor, to the Knowledge of the Company, the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company and the Company Subsidiaries or (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company and the Company Subsidiaries, except, in each case, as would not be reasonably expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f)                Section 3.7(f) of the Company Disclosure Letter contains a true and correct list of all Indebtedness of the Company and its Subsidiaries as of the date hereof. The Company is not the recipient of any vendor advances as of the date hereof from any supplier of the Company.

Section 3.8             No Undisclosed Liabilities. The Company has no Liabilities of any nature (whether accrued, absolute, contingent or otherwise) required to be reflected or reserved against on a consolidated balance sheet of the Company and its Subsidiaries prepared in accordance with GAAP, other than (a) Liabilities included or incorporated by reference in the Company Balance Sheet or Company Reports, (b) Liabilities permitted by or arising under this Agreement or incurred in connection with the transactions contemplated by this Agreement, (c) Liabilities incurred since the Company Balance Sheet Date in the ordinary course of business (none of which related to Liabilities resulting from breach of Contract, breach of warranty, product liability claim, tort claim, infringement claim, violation of applicable Law or any Legal Proceeding), (d) Liabilities that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, and (e) executory obligations under any Contract (none of which is a Liability for a material breach thereof).

Section 3.9             Absence of Certain Changes. (i) Since the Company Balance Sheet Date through the date hereof, except for actions taken or not taken in connection with the transactions contemplated by this Agreement, the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course, (ii) since the Company Balance Sheet Date through the date hereof, there has not been any Change that constitutes a Company Material Adverse Effect, (iii) since December 31, 2017 through the Company Balance Sheet Date, there has not been any Change that constitutes a Company Material Adverse Effect, and (iv) since the Company Balance Sheet Date through the date hereof, neither the Company nor any Company Subsidiary has taken any action that, if taken after the date hereof and prior to the Closing, would violate clauses (ii), (iii), (iv), (vi), (vii), (viii), (ix), (x), (xi), (xiv) or (xv) of Section 5.1(b) (after taking into account the qualifications set forth in the first paragraph of Section 5.1(b)).

Section 3.10         Material Contracts. For all purposes of and under this Agreement, a “Material Contract” of the Company or its Subsidiaries shall mean (except for this Agreement):

(i)                 any Contract listed as an exhibit to the Company’s annual report on Form 20-F for the year ending December 31, 2017 or that would be required to be filed by the Company as a “material contract” pursuant to Item 19 of Form 20-F;

(ii)               any Contract that both requires payments from or to the Company of more than $500,000 during any twelve (12) month period and is not cancelable by the Company or its Subsidiaries without any material financial or other penalty on ninety (90) or fewer days’ notice;

(iii)             any Contract that relates to the formation, creation, operation, management or control of any legal partnership or any joint venture entity pursuant to which the Company or its Subsidiaries owns (i) more than 20% voting or (ii) economic interest with a book value of more than $250,000 without regard to percentage voting or economic interest;

(iv)             any Contract (other than any Contract whose only parties are the Company and/or its Subsidiaries) relating to Indebtedness for borrowed money owing or guaranteed by the Company or its Subsidiaries, other than any Contract relating to Indebtedness with an outstanding principal amount of less than $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v)               any Contract under which the Company or its Subsidiaries has made any advance, loan, extension of credit or capital commitment to, or other investment in, any Person (other than the Company or its Subsidiaries and except for any extensions of trade credits in the ordinary course of business in excess of $500,000);

(vi)             any Contract (A) that contains a license granted to or by the Company or any of its Subsidiaries in respect of Intellectual Property Rights (except for (1) licenses of unmodified commercially available, off-the-shelf, click-wrap or shrink-wrap software (a) for the Company’s internal business purposes or otherwise not integrated with or embodied in Company Products, with an annual fee, royalty, or other consideration of no more than $250,000, or (b) with an annual fee, royalty, or other consideration of no more than $50,000, (2) non-disclosure or confidentiality agreements on terms consistent with past practice, (3) non-exclusive licenses of Intellectual Property Rights incidental to the sale or purchase by the Company or its Subsidiaries of tangible products or services (excluding Software) in the ordinary course of business, (4) non-exclusive licenses of Intellectual Property Rights granted to customers in the ordinary course of business, or (5) licenses of Open Source Software) or (B) for the development (by or for the Company or any of its Subsidiaries or through a third party), escrow of any Company Source Code (excluding customer agreements which include escrow placement obligations entered into by the Company or its Subsidiaries with customers in the ordinary course of business), or the acquisition of any Intellectual Property Rights that, individually or in the aggregate, are material to the business of the Company or any of its Subsidiaries, taken as a whole;

(vii)           any Contract to which the Company is a party that contains (A) any continuing covenant by the Company to not compete or engage in any line of business or to not engage in its business in any geographic location, or (B) “most favored nation,” “exclusivity” or similar provisions, in each case other than such Contracts that (x) may be cancelled without material Liability to the Company or its Subsidiaries upon notice of ninety (90) days or less or (y) are not, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole;

(viii)         any Contract that is a settlement of Legal Proceedings or similar agreement that imposes obligations on the Company or any of the Company Subsidiaries after the date of this Agreement, which obligations are material to the Company and the Company Subsidiaries taken as a whole;

(ix)             any collective bargaining agreement or other Contract with any labor or trade union, works council or other labor organization;

(x)               any Contract with a Major Customer or Major Vendor;

(xi)             any Contract relating to an acquisition, divestiture, merger or similar transaction (A) that has continuing “earn-out” or other contingent payment obligations on the Company or any of its Subsidiaries or (B) that was entered into in the past three (3) years and involves consideration in excess of $5,000,000; and

(xii)           any material Contract between the Company or any Company Subsidiary, on the one hand, and, on the other hand, any present executive officer or director of either the Company or any of the Company Subsidiaries (other than agreements for the award of Company Options or Company RSUs under the Company Share Plans).

(b)               Section 3.10(b) of the Company Disclosure Letter contains a list of all Material Contracts (other than any Material Contract contemplated by clause (i) of the definition thereof) to which the Company or any of its Subsidiaries is a party as of the date of this Agreement.

(c)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Material Contract is valid and binding on the Company and enforceable against the Company, in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Material Contract, and (iii) as of the date hereof, the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of, or written notice of an intention to cancel, not renew, or materially modify to the detriment of the Company or the Company Subsidiaries, any Material Contract.

Section 3.11         Real Property.

(a)                The Company does not own any real property.

(b)               The Company has valid leasehold interests in all of the real property leased or subleased to the Company (each, a “Lease”), free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Section 3.11(b) of the Company Disclosure Letter sets forth the address of each real property subject to the Leases, and a true and correct list of all Leases for each such real property. The Company has delivered to Parent a true and complete copy (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto) of each of its material Leases.

(c)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Lease is valid and binding on the Company and enforceable against the Company, in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) neither the Company nor, to the Knowledge of the Company, any other party thereto, is in material breach of, or material default under, any such Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Lease, and (iii) the Company has not received written notice of any actual or potential violation of, or failure to comply with, any material term of any Lease.

Section 3.12         Personal Property. The Company is in possession of, and has good title to, or valid leasehold interests in or valid rights under contract to use, tangible personal properties and assets that are material to the Company and its Subsidiaries, taken as a whole, free and clear of all Liens other than Permitted Liens, except where failure to so have valid interests would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13         Intellectual Property.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                The Company and its Subsidiaries are, collectively, the sole and exclusive owners of all right, title, and interest in and to all Owned Intellectual Property Rights, free and clear of any Lien (other than Permitted Liens). The Licensed Intellectual Property Rights and the Owned Intellectual Property Rights together constitute all of the Intellectual Property Rights necessary to or used in the conduct of the respective businesses of the Company and its Subsidiaries as presently conducted.

(b)               To the Knowledge of the Company, all registrations and pending applications for registrations included in the Owned Intellectual Property Rights are or, upon registration, would be valid and subsisting;

(c)                The Company has taken commercially reasonable measures to protect the confidentiality of the material trade secrets that are owned by or exclusively licensed to the Company or any of its Subsidiaries and any confidential information of any Person to whom the Company owes a confidentiality obligation.

(d)               To the Knowledge of the Company, the conduct of the Company’s and its Subsidiaries’ respective businesses do not infringe, misappropriate, or otherwise violate, and have not in the last six (6) years infringed, misappropriated, or otherwise violated, the Intellectual Property Rights of any third party. Since December 31, 2016, neither the Company nor its Subsidiaries has received any written claim (i) challenging the use, validity, or enforceability, or ownership by the Company or its Subsidiaries, of any Owned Intellectual Property Rights or (ii) alleging an infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of any third party. Other than Section 3.19, this Section 3.13(d) is the only representation or warranty of non-infringement, misappropriation or other violation by the Company or any of its Subsidiaries of the Intellectual Property Rights of any third party.

(e)                To the Knowledge of the Company, no third party is infringing, misappropriating or otherwise violating any of the Owned Intellectual Property Rights.

(f)                All of the Company’s and its Subsidiaries’ employees, contractors and consultants who were or are engaged in the creation, development, modification, improvement or invention of any material Intellectual Property Rights by or on behalf of the Company or any of its Subsidiaries have entered into written agreements with the Company or one of its Subsidiaries assigning to the Company or any of its Subsidiaries, as applicable, all rights, title and interests in and to any such Intellectual Property arising out of such Person’s employment by, engagement by, or Contract with the Company or any of its Subsidiaries.

(g)                Section 3.13(g) of the Company Disclosure Letter sets forth a list of all registrations of or pending applications for registration of Owned Intellectual Property Rights registered to, issued for or filed by the Company or any of its Subsidiaries, including, for each item listed, the record owner, jurisdiction and issuance, registration or application number and date, as applicable, of such item. As of the date hereof, no necessary registration, maintenance and renewal fees in connection with all such registrations of Owned Intellectual Property Rights are past due.

(h)               The Company and its Subsidiaries have not used any Open Source Software in or in connection with any Company Products in a manner that: (i) would obligate the Company or its Subsidiaries to disclose, make available, offer or deliver any portion of source code owned by the Company or its Subsidiaries or component thereof to any third party, (ii) require the Company to license any Company Products free of charge, or (iii) would prohibit the use of any material portion of any Software as it is used in the businesses of the Company or any of its Subsidiaries as of the date hereof.

(i)                 The Company and its Subsidiaries own and possess all source code for all Software that constitutes part of the Owned Intellectual Property Rights (the “Company Source Code”) and own or have valid licenses for all Company Products that consist of Software. Except as set forth on Section 3.13(i), neither the Company nor any of its Subsidiaries has licensed, granted any right, provided, or disclosed or made available to any Person, or allowed any Person to access or use, any Company Source Code, other than employees, contractors and consultants of the Company or any of its Subsidiaries that have confidentiality obligations to the Company or any of its Subsidiaries with respect to such Company Source Code (excluding customer agreements which include escrow placement obligations entered into by the Company or its Subsidiaries with customers in the ordinary course of business). Without limiting Section 3.10(vi), to the Knowledge of the Company, no Company Source Code used in any of the Company Products sold in the past three years is in escrow.

(j)                 In the last twenty-four (24) months, there have not been any material failures, breakdowns, or continued substandard performance affecting any Company IT Systems that have caused any material disruption or interruption to Company IT Systems or to the respective businesses of the Company or any of its Subsidiaries. Each of the Company and any of its Subsidiaries has taken commercially reasonable steps to provide for the back-up and recovery of data and information and commercially reasonable disaster recovery plans, procedures and facilities and, as applicable, have taken commercially reasonable steps to implement such plans and procedures. To the Knowledge of the Company, the Company IT Systems used by the Company or any of its Subsidiaries are sufficient for the operation of the respective businesses of the Company or any of its Subsidiaries as currently conducted in all material respects.

(k)               Each of the Company and its Subsidiaries complies and, in the past three years, has complied, in all material respects, with (and there no been any material violations of any) applicable Privacy Laws. To the Knowledge of the Company, there are not now, and in the prior twenty-four (24) months have not been, any facts or circumstances that would require the Company or its Subsidiaries to provide notice to any customer, supplier or other Person (including any Governmental Authority) of any actual, or perceived by the Company to be likely, data security breach pursuant to any applicable Privacy Law or any violation thereof. To the Knowledge of the Company, in the prior three years, there has been no unauthorized use, access, disclosure, intrusion, theft, or breach of security of (i) the Company IT Systems, or (ii) any personal or confidential information collected, processed, or stored by or on behalf of the Company or any of its Subsidiaries (collectively, “Private Information”) (or any unauthorized loss, destruction, compromise, or disclosure thereof). The Company has not received any written claim from any Person (including any Governmental Authority) in the past three years informing or threatening the Company of commencement of any proceeding against the Company or any of its Subsidiaries with respect to loss, damage, or unauthorized access, use or modification of any Private Information.

(l)                 No university, military, educational institution, research center, Governmental Authority, entity owned or controlled by any Governmental Authority, hospital, medical center or other institution (each, an “R&D Sponsor”) has sponsored or provided funding to the Company or any of its Subsidiaries for research and development conducted in connection with the business of the Company or any of its Subsidiaries for development of any Owned Intellectual Property Rights, where such funding (i) grants the R&D Sponsor any claim of right to, ownership of or other Lien (other than Permitted Liens) on any Owned Intellectual Property Rights, or (ii) otherwise adversely affects the right of the Company or of its Subsidiaries in such Owned Intellectual Property Rights or requires the Company or its Subsidiaries to make any payments by way of royalties, fees or otherwise to the R&D Sponsor. To the Company's Knowledge, no Person (including any current and former employee, consultant or independent contractor of the Company or any of its Subsidiaries) who is or was involved in, or who has contributed to, the creation or development of any of the Owned Intellectual Property Rights has performed services for, was an employee of, or was otherwise engaged (including as a graduate student) by any R&D Sponsor, during the time period in which such Person has contributed to the creation or development of Owned Intellectual Property Rights.

(m)             To the Knowledge of the Company, when properly installed (or accessed) and used, all Company Products perform in material conformance with their documentation. To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has introduced any viruses, back doors, worms, Trojan horses or similar disabling codes or programs in any of the Company IT Systems or Company Products prior to delivery of such Company Products to customers, and, to the Knowledge of the Company, none such exist in the Company Products prior to delivery of such Company Products to customers.

Section 3.14         Tax Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                the Company and its Subsidiaries (i) have properly completed and timely filed (taking into account any extensions of time in which to file) all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns and any amendments to any of the foregoing) relating to Taxes (“Tax Returns”) required to be filed with any Governmental Authority by the Company or such Subsidiary, and all such Tax Returns were true and correct in all material respects and (ii) have timely paid all Taxes due and payable (whether or not shown on such Tax Returns);

(b)               no deficiencies for any Taxes have been asserted in writing or assessed in writing against the Company or its Subsidiaries that are not subject to adequate reserves on the consolidated Financial Statements of the Company (in accordance with GAAP as adjusted in the ordinary course of business), nor has the Company or its Subsidiaries executed any waiver of any statute of limitations on or extending the period for the assessment or collection of any Tax, and there are no Liens (other than Permitted Liens) on any of the assets of the Company or any Subsidiary for Taxes;

(c)                no audit of any Tax Return of the Company or its Subsidiaries is presently in progress, nor has the Company or its Subsidiaries been notified in writing of any request for such an audit;

(d)               no action, suit, investigation, claim or assessment is pending or to the Company’s Knowledge threatened in writing against the Company or its Subsidiaries with respect to Taxes for which the Company or its Subsidiaries may be liable;

(e)                no unresolved claim has been made by a Governmental Authority in a jurisdiction where the Company and its Subsidiaries do not pay Taxes or file Tax Returns asserting that the Company or any of its Subsidiaries is subject to Taxes assessed by such jurisdiction;

(f)                neither the Company nor any of its Subsidiaries (i) has been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code or within the meaning of any similar provision of Law to which the Company or any of its Subsidiaries may be subject, other than the affiliated group of which the Company or a Subsidiary is the common parent or (ii) has any Liability for the Taxes of any Person (other than any of the Company or its Subsidiaries) under Treas. Reg. Section 1.1502-6 (or any similar provision of Law) as a transferee or successor, by contract or otherwise (other than pursuant to any agreements entered into in the ordinary course of business not primarily related to Taxes);

(g)                neither the Company nor any of its Subsidiaries has participated in a "reportable transaction" within the meaning of Treasury Regulation Section 1.6011-4(b) (or any similar or analogous provision of applicable state, local or non-U.S. Law);

(h)               neither the Company nor any of its Subsidiaries has constituted either a "distributing corporation" or a "controlled corporation" within the meaning of Section 355(a)(1)(A) of the Code;

(i)                 neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of (i) any change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (iii) any excess loss account described in Treasury Regulation under Code Section 1502 (or any corresponding or similar provision of Law); (iv) any installment sale made prior to the Closing Date; (v) any prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) any election under Section 108(i) of the Code (or any corresponding or similar provision of Law);

(j)                 the Company and each of its Subsidiaries has properly (i) collected and remitted sales, use, value added and similar Taxes with respect to sales made to its customers or services provided to its customers to the extent required by applicable Law and (ii) for all sales or services that are exempt from sales, use, value added and similar Taxes and that were made without charging or remitting such Taxes, received and retained any appropriate Tax exemption certificates and other documentation qualifying such sale or service as exempt;

(k)               there are no Tax rulings, requests for Tax rulings (including any “taxation decision” (Hachlatat Misui) from the ITA), or closing agreements with Tax Governmental Authorities relating to Taxes to which the Company or its Subsidiaries is party;

(l)                 Section 3.14(l) of the Company Disclosure Letter lists all material Government Grants, including but not limited to Preferred Enterprise, Benefitted Enterprise and Approved Enterprise Status from the Investment Center, if any. There are no material outstanding financial liabilities of the Company or any of its Subsidiaries under such Government Grants (including any related Tax rulings). The Company and its Subsidiaries are in compliance in all material respects with the terms, conditions and requirements of their Government Grants and have duly fulfilled in all material respects all the undertakings relating thereto. As of the date hereof, neither the Company nor any of its Israeli Subsidiaries has retained earnings which would be subject to corporate Tax due to the distribution of a “dividend” from such earnings, as the term “dividend” is specifically defined by the ITA in the framework of the Law for the Encouragement of Capital Investment of 1959;

(m)             each of the Company Share Plans has received a favorable determination or approval letter from, or is otherwise approved by, the ITA in accordance with Section 102(b)(2) of the Ordinance. All Company 102 Shares, Company 102 Options and Company 102 RSUs issued under the Company Share Plans have been granted and/or issued, as applicable, in compliance, in all material respects, with the applicable requirements of Section 102 of the Ordinance (including the relevant sub-section of Section 102 of the Ordinance) and the written requirements and guidance of the ITA, including, without limitation, the adoption of the applicable board and shareholders resolutions, the timely filing of the necessary documents with the ITA, the appointment of an authorized trustee to hold the Company 102 Shares, Company 102 Options and Company 102 RSUs, the receipt of all tax rulings from the ITA, the execution by each holder of Company 102 Shares, Company 102 Options and Company 102 RSUs of an undertaking to comply with the provisions of Section 102 of the Ordinance, and the deposit of such Company 102 Shares, Company 102 Options and Company 102 RSUs with the 102 Trustee pursuant to the terms of Section 102 of the Ordinance and the guidance published by the ITA on July 24, 2012 and on November 6, 2012. Section 3.14(m) of the Company Disclosure Letter lists, for each Company Option and Company RSU outstanding as of the Capitalization Date, whether each such Company Option or Company RSU was granted and is subject to Tax pursuant to Section 3(i) of the Ordinance or Section 102 of the Ordinance and the applicable sub-section of Section 102 of the Ordinance, and for Company 102 Options and Company 102 RSUs the date of deposit of such Company Option with the 102 Trustee, including, only with respect to grants following July 24, 2012, also the date of deposit of the applicable board resolution and the date of deposit of the respective option agreement with the 102 Trustee;

(n)               neither the Company nor any of its Subsidiaries has performed or was part of any action or transaction that is classified as a “reportable transaction” under Section 131(g) of the Ordinance and the regulations promulgated thereunder or are subject to reporting obligations under Sections 131D and 131E of the Ordinance or similar provisions under the Israel Value Added Tax Law of 1975 and the Israeli Land Taxation Law (Appreciation and Acquisition) of 1963;

(o)               all material Taxes that the Company or any of its Subsidiaries is required by applicable Law or Contract to withhold or to collect from each payment made to any employee, contractor, consultant, shareholder or other person have been duly withheld and collected and have been duly and timely paid to the appropriate Governmental Authority. The Company and the Company’s Subsidiaries have complied, in all material respects, with all record keeping and reporting requirements in connection with amounts paid or owing to any employee, independent contractor, creditor or shareholder;

(p)               none of the Company’s Subsidiaries that is organized outside of Israel (i) is or has been an Israeli resident as defined in Section 1 of the Ordinance or (ii) has or has had any assets that principally comprise, directly or indirectly, assets located in Israel, in either case as determined in accordance with the Israeli Law relating to Taxes;

(q)               the Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning Israeli value added taxes (“VAT”). Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company (i) has not made any exempt transactions (as defined in the Israel Value Added Tax Law of 1975) and there are no circumstances by reason of which there would not be an entitlement to full credit of all VAT chargeable or paid on inputs, supplies, and other transactions and imports made by it, (ii) if and to the extent applicable has collected and timely remitted to the relevant taxing authority all output VAT which it is required to collect and remit, to the extent required under any applicable Law and (iii) has not received a refund for input VAT for which it is not entitled under any applicable Law;

(r)                 to the Company’s Knowledge, the Company qualifies as an Industrial Company under the Law for the Encouragement of Industry (Tax), 1969.

(s)                neither the Company nor any of its Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise;

(t)                 neither the Company nor any of its Subsidiaries has been at any time a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963;

(u)               the Company and each of the Subsidiaries complies, and have always been compliant, with the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder in all material respects. All intercompany transactions between the Company and the Subsidiaries have met in all material respects the requirements of Section 85A of the Ordinance and the regulations promulgated thereunder (or any corresponding provision of applicable state, local or non-U.S. Tax Law); and

(v)               in the past five (5) years, the ITA has not asserted in any audit or, to the Company’s Knowledge, threatened in writing to assert, that the net operating losses (“NOLs”) of the Company should be subject to limitation.

Nothing in this Section 3.14 shall be construed as a representation or a warranty of the Company with respect to (i) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any NOLs or other Tax attribute generated in a Tax period ending before the Closing or (ii) any Liability arising out of any action (or failure to act) by Parent, its Affiliates (including the Surviving Company) on or after the Closing Date (regardless of whether such action (or failure to act) is consistent with an action (or failure to act) by the Company or its Subsidiaries on or prior to the Closing Date), including as it relates to the Debt Financing or the consequences thereof.

Section 3.15         Employee Plans.

(a)                Section 3.15(a) of the Company Disclosure Letter sets forth a complete and accurate list of each material Employee Plan, other than any Contract under which a single individual (who is not an officer or director of the Company or any of its Subsidiaries) is eligible to receive immaterial compensation and/or benefits and that is terminable by the Company or its Subsidiaries at-will or with no more than three (3) months’ notice or pay in lieu thereof (or any additional period or payment as required by Applicable Law) without further liability or financial obligation, whether actual or contingent, to the Company or its Subsidiaries. With respect to each Employee Plan listed in Section 3.15(a) of the Company Disclosure Letter, the Company has provided to Parent true and correct copies of (as applicable): (i) the current plan document, as amended thereto (and for any unwritten plan, a summary of the material terms); (ii) the most recent summary plan description or other summary provided, if any, to employees; (iii) the most recent determination, opinion or advisory letter received from the Internal Revenue Service with respect to each Employee Plan that is intended to be qualified under Code Section 401(a); and (iv) correspondence to or from any Governmental Authority related to such Employee Plan regarding any non-compliance, corrective actions, audits, investigations or inquiries.

(b)               Each Employee Plan has been established, maintained, funded, operated and administered in compliance with its terms and with all applicable Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter from the Internal Revenue Service or may rely upon a current prototype opinion or advisory letter from the Internal Revenue Service, and, to the Company's Knowledge, nothing has occurred that would adversely affect the qualification of such Employee Plan. Each material Employee Plan providing compensation or benefits to employees of the Company or any of the Company Subsidiaries who are located outside of the United States that is required to be registered has been timely and properly registered. All material employer and employee contributions to each Employee Plan required by Law or by the terms of such Employee Plan have been timely made, or, if applicable, reserved or accrued in accordance with the Company’s accounting practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Employee Plans that are required to be funded are fully funded, or, if applicable, adequate reserves have been established with respect to any Employee Plan that is not required to be fully funded. No Employee Plan (i) is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA), seniority premium, termination indemnity, gratuity or similar plan or arrangement, or a multiemployer plan (as defined in Section 3(37) of ERISA), or (ii) provides retiree or post-termination health, life or other welfare benefits to any Person, other than as required by Law. Neither the Company nor any of the Company Subsidiaries has any current or future material Liability on account of at any time being considered a single employer with any other Person under Section 414 of the Code. Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, there is no Legal Proceeding (other than routine and undisputed claims for benefits) pending or, to the Knowledge of the Company, threatened with respect to any Employee Plan or against the assets of any Employee Plan. Neither the Company nor any of the Company Subsidiaries has incurred (whether or not assessed), or is reasonably expected to incur or to be subject to, any Tax or other penalty under Section 4980B, 4980D or 4980H of the Code.

(c)                Other than as set forth in Section 3.15(b) of the Company Disclosure Letter, neither the execution or delivery by the Company of this Agreement nor the consummation of the transactions contemplated by this Agreement will (A) result in any payment or benefit becoming due or payable, or required to be provided, to any current or former director, employee or independent contractor of the Company or any of the Company Subsidiaries, (B) increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such current or former director, employee or independent contractor, (C) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation, (D) increase the amount of compensation due to any Person, , or (E) result in the forgiveness in whole or in part of any outstanding loans made by the Company to any Person.

(d)               No amount that is payable (whether in cash or property or the vesting of property) under an Employee Plan as a result of the consummation of the transactions contemplated by this Agreement to any employee, officer, director, shareholder or other service provider of the Company (whether current, former or retired) will, individually or in combination with any other such payment, be an "excess parachute payment" within the meaning of Section 280G of the Code that would not be deductible thereunder or would be subject to an excise tax under Section 4999 of the Code.

(e)                Neither the Company nor any of its Affiliates have any obligation to gross-up, indemnify or otherwise reimburse any individual with respect to Tax under Sections 409A or 4999 of the Code.

(f)                Each Employee Plan, or other agreement or arrangement of the Company or any of its affiliates that constitute a "nonqualified deferred compensation plan" (as defined in Section 409A(d)(1) of the Code) has been operated and maintained, in form and operation, in accordance with Section 409A of the Code and applicable guidance of the Department of Treasury and Internal Revenue Service, in all material respects.

Section 3.16         Labor Matters.

(a)                Neither the Company nor any of its Subsidiaries is a party to, bound by or subject to any collective bargaining agreement, labor union Contract, or trade union agreement, other Contract or bargaining relationship with any labor organization or similar body (each a “Collective Bargaining Agreement”) or any extension order, except for national or sectoral Collective Bargaining Agreements and extension orders (tzavei harchava) applicable to all employees in Israel.

(b)               No Collective Bargaining Agreement is being negotiated by the Company or any of its Subsidiaries, and to the Knowledge of the Company, there are and since December 31, 2016 there have been no activities or proceedings of any labor or trade union or other labor organization to organize any employees of the Company or its Subsidiaries and there is no pending written demand for recognition from any collective bargaining representative with respect to any of the employees of the Company or its Subsidiaries.

(c)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Company and its Subsidiaries is not, and has not been since December 31, 2016, a member of any employers’ association or organization, (ii) each of the Company and its Subsidiaries has not paid, been required to pay or has been requested to pay any payment (including professional organizational handling charges) to any employers’ association or organization. There is not, and since December 31, 2016 there has not been, any strike, lockout, slowdown, or work stoppage or other material labor dispute against the Company or its Subsidiaries pending or, to the Knowledge of the Company, threatened.

(d)               Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries are, and since December 31, 2016 have been, in material compliance with applicable Laws and Orders with respect to employment (including applicable Laws regarding wage and hour requirements, discrimination in employment, immigration, employee layoffs, workers’ compensation, collective bargaining, labor relations, paid time off, employee leave, employee health and safety, obligations to provide statutory severance pay under the Israeli Severance Pay Law-1963 and vacation pursuant to the Israeli Annual Leave Law-1951).

(e)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries have received written notice of complaints, charges or claims against the Company or any of its Subsidiaries since December 31, 2016 and (ii) to the Knowledge of the Company, no such complaints, charges, investigation of any kind or claims are threatened, by or before any Governmental Authority or based on, arising out of, in connection with or otherwise relating to the employment or engagement or termination of employment.

(f)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each of the Company and its Subsidiaries (i) has withheld all amounts required by applicable Law or Contract to be withheld from the wages, salaries, and other payments to employees, and (ii) is not liable for any arrears of wages, salaries, wage premiums, commissions, bonuses, expense reimbursements, severance and other compensation that has come due and payable to current and former employees and other service providers under applicable Laws, Contracts, or company policy, or for any Taxes, or any penalty or fine for failure to comply with any of the foregoing.

(g)                Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all presently engaged independent contractors and consultants (“Contractors”) of the Company and its Subsidiaries are, and all independent contractors and consultants engaged since December 31, 2016 by the Company and its Subsidiaries (“Former Contractors”) were, rightly classified as independent contractors and would not reasonably be expected to be reclassified by any Governmental Authority as employees of the Company or any of its Subsidiaries, for any propose whatsoever, and (ii) all Contractors and Former Contractors have received all their rights to which they are and were entitled to according to any applicable legal requirements or Contract with the Company or any of its Subsidiaries. The Company and its Israeli Subsidiaries are not engaged with any personnel through manpower agencies.

(h)               Without derogating from any of the above representations, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company’s and its Israeli Subsidiaries’ Liability towards their Israeli employees regarding severance pay, accrued vacation and pension contributions required to be made under applicable Israeli Law to all Employee Plans are fully funded or, if not required to be funded, are accrued on the Financial Statements as of the date of such financial statements and (ii) the Section 14 arrangement under the Israeli Severance Pay Law, 1963 was properly applied in accordance with the terms of the general permit issued by the Israeli Minister of Labor regarding all current employees of the Company and its Israeli Subsidiaries’ who reside in Israel based on their full salaries and from their commencement date of employment.

Section 3.17         Compliance with Laws; Permits.

(a)                The Company and its Subsidiaries are in, and have since December 31, 2016 been in, compliance with (i) all Laws and Orders applicable to the Company (including the Foreign Corrupt Practices Act (15 U.S.C. §§ 78m(b), 78dd-1, 78dd-2, 78ff), Sections 291 and 291A of the Israeli Penal Law, 1977, or any other applicable Law related to anti-corruption or anti-bribery (but, in each case, only to the extent such applicable Law is applicable to the Company and its Subsidiaries)), and (ii) all permits, licenses, authorizations, consents, approvals and franchises from Governmental Authorities required to conduct their businesses as currently conducted (“Permits”), in each case except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since December 31, 2016, neither the Company nor any of its Subsidiaries has received any written notices of violation with respect to any Laws applicable to it, in each case other than as would not reasonably be expected to have a Company Material Adverse Effect.

(b)               No suspension or cancellation of any Permits is pending or, to the Knowledge of the Company, threatened, except for such non-possession, noncompliance, suspensions or cancellations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.18         Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and its Subsidiaries are in, and have since December 31, 2016 been in, compliance with all Environmental Laws or environmental Permits, (ii) the Company and its Subsidiaries have not treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, manufactured, distributed, exposed any Person to, or released any Hazardous Substance, including into the environment at any property that the Company currently leases, or owned or operated any property or facility contaminated by any Hazardous Substance, in material violation of Environmental Law or in a manner which has given or would rise to any Liability or investigatory, corrective or remedial obligations pursuant to Environmental Laws, (iii) the Company and its Subsidiaries have not received written notice, including any notice of any pending or threatened Legal Proceedings, alleging noncompliance with, or Liability under, any applicable Environmental Law; and (iv) neither the Company nor any of its Subsidiaries has assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to, any Liability of any other Person relating to Environmental Laws.

Section 3.19         Litigation. Except as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect or as would prevent or materially delay or seek to prevent or materially delay the consummation of the Merger (i) there is no, and since December 31, 2016 have been no, Legal Proceeding, or to the Knowledge of the Company, any investigations, pending against or threatened in writing against, the Company, its Subsidiaries or any of the properties of the Company or its Subsidiaries, or any present or former director of the Company or its Subsidiaries in such Person’s capacity as a director of the Company or its Subsidiaries, and (ii) there is no Order, whether civil, criminal or administrative, outstanding by which the Company or its Subsidiaries is bound, other than Orders of general applicability.

Section 3.20         Customers and Vendors. Section 3.20(a) of the Company Disclosure Letter lists the ten (10) largest customers of the Company (determined on the basis of aggregate revenues (subject to year-end audit adjustments) recognized by the Company and its Subsidiaries for the fiscal year ended December 31, 2018) (each, a “Major Customer”). Section 3.20(b) of the Company Disclosure Letter lists the ten (10) largest vendors of the Company (determined on the basis of aggregate purchases made by the Company and its Subsidiaries for the fiscal year ended December 31, 2018) (each, a “Major Vendor”). As of the date hereof, the Company has not received in the past twelve (12) months, any written notice from any Major Customer or Major Vendor that it wishes to terminate, not renew, or materially modify to the detriment of the Company or the Company Subsidiaries, its Contract with the Company or its Subsidiaries.

Section 3.21         Insurance. Except as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) all policies of insurance maintained by the Company or its Subsidiaries are in full force and effect, (ii) no written notice of cancellation has been received by the Company or its Subsidiaries with respect to such policies (other than in connection with ordinary renewals), and (iii) to the Knowledge of the Company, there is no existing default or event which, with the giving of notice or lapse of time or both, would reasonably constitute a default, by any insured thereunder.

Section 3.22         Brokers. Except for J.P. Morgan Securities LLC, there is no investment banker, broker or finder that has been retained by or on behalf of the Company or its Subsidiaries who is entitled to any brokerage, finder’s or other fee or commission payable by the Company or its Subsidiaries in connection with the transactions contemplated by this Agreement.

Section 3.23         Opinion of Financial Advisor. The Company Board has received the written opinion of J.P. Morgan Securities LLC, financial advisor to the Company Board, dated February 21, 2019, that as of the date of such opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in preparing such opinion as set forth therein, the Merger Consideration to be paid to the holders of Company Shares (other than Company Shares held in the treasury of the Company (dormant shares), together with any Company Shares reserved for future grants under the Company Share Plans, or owned by Parent or any direct or indirect wholly owned Subsidiaries of the Company or of Parent immediately prior to the Effective Time, and Shares held by any Affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. It is agreed and understood that such opinion, a copy of which will be provided to Parent promptly following execution of this Agreement for informational purposes only, is for the benefit of the Company Board and may not be relied on by Parent or Merger Sub.

Section 3.24         Anti-Takeover Statutes.

(a)                Assuming that the representations of Parent and Merger Sub set forth in Section 4.7 are accurate, other than as set forth in the ICL and the Rights Agreement, no “moratorium,” “control share acquisition,” “fair price,” “interested shareholder,” “affiliate transaction,” “business combination” or similar antitakeover statute apply to this Agreement, the Merger or any other transaction contemplated by this Agreement.

(b)               The Company Board has taken all necessary actions so that the Rights Agreement does not apply to this Agreement and the transactions contemplated hereby, including the Merger or the other transactions contemplated by this Agreement.

Section 3.25         Proxy Statement.  None of the information contained or incorporated by reference in the Proxy Statement will, on the date it is first mailed to the Company Shareholders, and at the time of the Company Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, when taken into account with any subsequent modifying, amending and/or supplementing information furnished by the Company to the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections). On the date it is first mailed to the Company Shareholders, the Proxy Statement shall comply in all material respects with the applicable requirements of the ICL. Notwithstanding the foregoing, no representation or warranty is made by the Company as to the accuracy of any financial projections or forward-looking statements, or with respect to information supplied by Parent or Merger Sub or any of their Affiliates, directors, officers, employees, affiliates, agents or other representatives for inclusion or incorporation by reference in any such document.

Section 3.26         International Trade and Anti-Corruption.

(a)                Except as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, officers, directors, employees, or, to the Knowledge of the Company, agents or third-party representatives of the Company or any of its Subsidiaries (in their capacity as such) is currently, or has since December 31, 2016, been: (A) a Sanctioned Person; (B) operating in, organized in, conducting business with, or otherwise engaging in dealings with or for the benefit of any Sanctioned Person or in any Sanctioned Country; or (C) otherwise in violation of any applicable Sanctions and Export Control Laws or U.S. antiboycott Laws (“Trade Controls”).

(b)               Except as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, since December 31, 2016, neither the Company nor any of its Subsidiaries, officers, directors, employees, or, to the Knowledge of the Company, agents or third-party representatives of the Company or any of its Subsidiaries (in their capacity as such) (i) has made, authorized, solicited or received any bribe, unlawful rebate, payoff, influence payment, or kickback, (ii) has established or maintained, or is maintaining, any unlawful fund of corporate monies or properties, (iii) has used or is using any corporate funds for any illegal contributions, gifts, entertainment, hospitality, travel, or other unlawful expenses, (iv) has violated or is violating in any respect any applicable Laws prohibiting corruption and bribery, including the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, and Sections 291 and 291A of the Israeli Penal Law (collectively, “Anti-Corruption Laws”), or (v) has, directly or indirectly, made, offered, authorized, facilitated, or promised any payment, contribution, gift, entertainment, bribe, rebate, kickback, financial or other advantage, or anything else of value, regardless of form or amount, to any Person in violation of any applicable Anti-Corruption Laws, in each case (i) - (v), in connection with or relating to the business of the Company.

(c)                Except as would not reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries, or to the Knowledge of the Company, officers, or directors is or, since December 31, 2016, has been the subject of any investigation, inquiry or enforcement proceedings by any Governmental Authority regarding any offense or alleged offense under Trade Controls or Anti-Corruption Laws (including by virtue of having made any disclosure relating to any offense or alleged offense), and no such investigation, inquiry or proceedings have been threatened in writing or are pending.

Section 3.27         Related Party Transactions(i). Except for compensation or other employment arrangements in the ordinary course of business or as otherwise disclosed in the Company Reports, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliate (including any director or officer or any shareholder that beneficially owns more than 5% of the outstanding Company Shares) thereof, but not including any wholly owned Subsidiary of the Company, on the other hand, that would be required to be disclosed pursuant to Item 404 of Regulation S-K.

Section 3.28         No Other Representations or Warranties. Except for the representations and warranties contained in this ARTICLE III and in any closing certificate delivered by the Company, neither the Company nor any other Person on behalf of the Company or its Subsidiaries makes any other express or implied representation or warranty with respect to the Company or its Subsidiaries or with respect to any other information provided by or on behalf of the Company or its Subsidiaries. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their respective Representatives or Affiliates or any other Person resulting from Parent’s, Merger Sub’s or their respective Representatives’ or Affiliates’ or such other Person’s use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their respective Representatives or Affiliates or such other Person, including any information made available in the electronic data room for “Attunity 2018” run by Intralinks and maintained by the Company for purposes of the transactions contemplated by this Agreement (the “Electronic Data Room”), marketing material, confidential information memorandum, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the transactions contemplated by this Agreement, except to the extent any such information is expressly included in a representation or warranty contained in this ARTICLE III.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby represent and warrant to the Company as follows:

Section 4.1             Organization; Good Standing and Qualification. Each of Parent and Merger Sub (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its respective jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and Merger Sub is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification. All of the issued and outstanding capital stock of Merger Sub is owned directly by Parent.

Section 4.2             Corporate Power; Enforceability. Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, subject to the Bankruptcy and Equity Exception. The board of directors of Merger Sub has unanimously: (i) determined that the Merger is fair to, and in the best interest of, Merger Sub and its shareholder, and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors, (ii) approved this Agreement, the Merger and the other transactions contemplated herby, and (iii) resolved to recommend that the sole shareholder of Merger Sub approve this Agreement, the Merger and the other transactions contemplated hereby, pursuant to the terms hereof (which approval has been obtained simultaneously with the execution of this Agreement). No vote of the holders of any of the issued and outstanding shares of capital stock of Parent is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement. The adoption of this Agreement by Parent as the sole shareholder of Merger Sub is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the transactions contemplated hereby, including the Merger.

Section 4.3             Non-Contravention. The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or the articles of association of Merger Sub, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.3 are obtained or made, violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4             Required Governmental Approvals. No Approval of any Governmental Authority is required on the part of Parent, Merger Sub or any of their Affiliates in connection with the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby, other than (a) the execution by Parent of an undertaking in customary form in favor of the OCS as a foreign interested party, (b) the filing of the Merger Proposal with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (c) the Approval under the HSR Act and any applicable Approvals under any other Antitrust Laws, or Approval thereby that the Merger is exempted from such Approval, in each case, as set forth in Section 4.4 of the Company Disclosure Letter, (d) any filings and other Approvals as may be required as a result of facts and circumstances relating solely to the Company and its Affiliates and (e) such other Approvals the failure of which to make or obtain has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5             Litigation. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) there is no Legal Proceeding or, to the Knowledge of Parent, any investigation pending or threatened in writing against Parent or any Affiliate thereof, and (ii) there is no Order, whether civil, criminal or administrative, outstanding against Parent or any Affiliate thereof.

Section 4.6             Proxy Statement. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement will, on the date first mailed to the Company Shareholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, when taken into account with any subsequent modifying, amending, and/or supplementing information furnished by Parent or Merger Sub to the Company and the Company Shareholders (including via broad, general public dissemination with respect to typographical errors or similar corrections).

Section 4.7             Ownership of Company Share Capital. Neither Parent nor any of its Subsidiaries owns (beneficially or otherwise) any Company Shares or Company Securities (or any other economic interest through derivative securities or otherwise in the Company or its Subsidiaries) except, if at all, pursuant to this Agreement. None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8             Brokers. There is no investment banker, broker or finder that has been retained by or on behalf of Parent or Merger Sub who is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement (except for persons whose fees or commissions shall be paid by Parent or Merger Sub).

Section 4.9             Operations of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby and, prior to the Effective Time, Merger Sub will not have engaged in any other business activities and will have incurred no Liabilities or obligations other than as contemplated by this Agreement and other immaterial Liabilities incident to its formation.

Section 4.10         Contact with Customers and Suppliers. None of Parent, Merger Sub or any of their respective Representatives or financing sources has, without the prior written consent of the Company, directly or indirectly contacted any officer, director, employee, shareholder, franchisee, supplier, distributor, customer or other material business relation of the Company or its Subsidiaries prior to the date hereof for the purposes of discussing the Company or its Subsidiaries in connection with the transactions contemplated hereby.

Section 4.11         Shareholder and Management Arrangements. Other than the Voting Agreements, there are no Contracts (whether oral or written) (i) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any member of the Company’s management or the Company Board (in each case, in his or her individual capacity), on the other hand, relating to the Company or its Subsidiaries or the transactions contemplated by this Agreement, or (ii) between Parent, Merger Sub or any of their respective Affiliates, on the one hand, and any Company Shareholder, on the other hand, pursuant to which any Company Shareholder would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any Company Shareholder agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Proposal.

Section 4.12         Financial Statements; Solvency.

(a)                The consolidated financial statements set forth on Schedule 4.12 hereto fairly present, in all material respects, (i) the consolidated financial position of Project Alpha Intermediate II Holding, Inc. (“Alpha Intermediate”) and its Subsidiaries (together, the “Parent Group”) as of the dates thereof and the consolidated results of operations and cash flows for the periods then ended (subject, in the case of unaudited interim statements, to normal year-end adjustments), in each case in accordance with GAAP consistently applied during the periods and at the dates involved and (ii) the cash balances, as of the applicable dates set forth therein, of Ultimate Parent and its Subsidiaries listed therein, including any restrictions on the usage thereof that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of February 18, 2019, the Parent Group, on a consolidated basis, has a cash balance of not less than the amount set forth on Schedule 4.12(a)(ii), which cash balance is comprised of cash and cash equivalents on hand that is available to consummate the transactions contemplated by this Agreement at the Closing. Since December 31, 2017, there has not been any Change that constitutes a Parent Material Adverse Effect. Alpha Intermediate directly owns all of the issued and outstanding capital stock of Ultimate Parent, and Alpha Intermediate owns no other assets or properties other than such capital stock. Alpha Intermediate has no liabilities of any nature other than liabilities that are incidental to Alpha Intermediate’s ownership of the outstanding capital stock of Ultimate Parent and pursuant to the Credit Agreement, dated as of April 26, 2017 (as amended from time to time, the “Credit Agreement”), among Ultimate Parent, Alpha Intermediate, the lenders from time to time party thereto and the other parties named therein.

(b)               Parent and Merger Sub are not entering into the transactions contemplated hereby with actual intent to hinder, delay or defraud either present or future creditors of any of the parties hereunder or their respective Affiliates. Assuming the accuracy of the representations and warranties set forth in ARTICLE III in all material respects and the Company and its Subsidiaries’ compliance with the covenants and agreements set forth in Section 5.1 of this Agreement in all material respects, as of the Effective Time and immediately after giving effect to all of the transactions contemplated by this Agreement, including the Merger and the payment of the aggregate Merger Consideration pursuant hereto, and payment of all related fees and expenses of Parent, Merger Sub, the Company and their respective Subsidiaries in connection therewith, (i) the amount of the “fair saleable value” of the assets of each of the Surviving Company and its Subsidiaries will exceed (A) the value of all Liabilities of the Surviving Company and such Subsidiaries, including contingent and other Liabilities, and (B) the amount that will be required to pay the probable Liabilities of the Surviving Company and such Subsidiaries on their existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) each of the Surviving Company and its Subsidiaries will not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged, and (iii) each of the Surviving Company and its Subsidiaries will be able to pay its Liabilities, including contingent and other Liabilities, as they mature. In computing the amount of contingent or unliquidated Liabilities at any time, such Liabilities will be computed at the amount which, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become actual or matured Liabilities. For purposes of the foregoing, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its Liabilities, including contingent and other Liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

Section 4.13         No Other Company Representations or Warranties. Except for the representations and warranties expressly set forth in ARTICLE III and in any closing certificate, Parent and Merger Sub hereby acknowledge and agree that (a) none of the Company, its Subsidiaries, their respective Representatives or any other Person has made or is making any other express or implied representation or warranty with respect to the Company or its Subsidiaries or their respective business or operations, including with respect to any information provided or made available to Parent, Merger Sub, any of their respective Representatives or any other Person, whether prior to or after the date hereof, and (b) none of the Company, its Subsidiaries, their respective Representatives or any other Person will have or be subject to any liability or indemnification obligation or other obligation of any kind or nature to Parent, Merger Sub, any of their respective Representatives or any other Person resulting from the delivery, dissemination or any other distribution to Parent, Merger Sub, any of their respective Representatives or any other Person, or the use by Parent, Merger Sub, any of their respective Representatives or any other Person of any such information provided or made available to any of them by the Company, its Subsidiaries, their respective Representatives or any other Person, including any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Parent, Merger Sub or any of their respective Affiliates, shareholders, directors, officers, employees, agents, representatives or advisors, or any other Person in “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of the Merger or any other transactions contemplated by this Agreement.

Section 4.14         Funds.Parent has provided to the Company a true and complete copy of the fully executed debt commitment letter, dated as of February 21, 2019, between Morgan Stanley Senior Funding, Inc., Goldman Sachs Bank USA and Ultimate Parent, which holds (directly or indirectly) 100% of the equity interests of, and controls, Parent, together with any related fee letters (it being understood that the fee amounts and market flex terms in such fee letters may be redacted in a customary manner so long as such redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing), engagement letters, exhibits, schedules, annexes, supplements and term sheets (collectively, the “Debt Commitment Letter”), pursuant to which such Debt Financing Sources agreed to lend to Ultimate Parent the amounts set forth therein on the terms and subject to the conditions set forth therein (together with any Alternative Financing, the “Debt Financing”) for the purpose of funding the transactions contemplated hereby.  As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Debt Commitment Letter to which Parent or any of its Affiliates (including, for sake of clarity, Ultimate Parent) is a party that could affect the availability, conditionality, enforceability or amount of the Debt Financing contemplated by the Debt Commitment Letter.

(b)               The Debt Commitment Letter has not been amended, supplemented or modified (and no such amendment, supplement or modification is contemplated, except as permitted under Section 7.10 hereof), and, to the Knowledge of Parent, the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect. As of the date hereof, the Debt Commitment Letter is in full force and effect and constitute the legal, valid and binding obligations of Ultimate Parent, and, to the Knowledge of Parent, each of the other parties thereto, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or affecting creditors’ rights generally and by general principles of equity, regardless of whether considered in a proceeding in equity or at law.  There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing, including any condition or other contingency relating to the amount or availability of the Debt Financing pursuant to any “flex” provision, other than as expressly set forth in the Debt Commitment Letter.  Assuming the accuracy of the representations and warranties set forth in ARTICLE III in all material respects, as of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would or would reasonably be expected to constitute a breach or failure to satisfy a condition by Ultimate Parent or, to Parent’s Knowledge, any other parties thereto, under the terms and conditions of the Debt Commitment Letter, and, assuming the satisfaction of the conditions set forth in Section 8.2(a) hereof at or prior to the Closing, there is no reason Ultimate Parent will not be able to timely satisfy any condition to the closing of the Debt Financing that is required to be satisfied as a condition to the Debt Financing, or that the Debt Financing will not be made available to Ultimate Parent on the Closing Date. Parent does not have any Knowledge that any of the Debt Financing Sources will not perform their obligations under the Debt Commitment Letter, and to the Knowledge of Parent, no event has occurred or circumstance exists that, with or without notice, lapse of time or both, would or would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect.

(c)                As of the date of this Agreement, Ultimate Parent has fully paid, or caused to be fully paid, any and all commitment fees or other fees that have been incurred and are due and payable in connection with the Debt Commitment Letter on or prior to the date of this Agreement.

(d)               Assuming the satisfaction of the conditions set forth in Section 8.1 and Section 8.2, at or prior to the Closing, the aggregate proceeds contemplated by the Debt Commitment Letter, together with cash on hand, will provide Parent with sufficient immediately available cash funds to enable it to pay all amounts required to be paid by Parent under this Agreement (including the payment of the Merger Consideration to all Company Shareholders, any payments in respect of equity compensation obligations to be made in connection with the Merger in accordance with Article II due on the Closing Date and any fees and expenses of or payable by Parent, Merger Sub or the Surviving Company) and the Financing Commitment Letters, in each case, due on or before the Closing Date.

(e)                In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by Parent, Merger Sub or any of their respective Affiliates or any other financing be a condition to any of Parent’s or Merger Sub’s obligations under this Agreement.

(f)                None of Parent, Merger Sub or any of their respective Affiliates has entered into any Contract with any Person prohibiting or seeking to prohibit such Person from providing or seeking to provide debt financing to any Person in connection with a transaction relating to the Company or any of its Subsidiaries in connection with the Merger.

Section 4.15         Acknowledgement. Without derogating from the representations made by the Company, each of Parent and Merger Sub acknowledges that, as of the date hereof, they and their Representatives (i) have received access to (A) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives, as of the date hereof, have requested to review and (B) the Electronic Data Room and (ii) have had an opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries. Each of Parent and Merger Sub has conducted, to its satisfaction, its own independent review and analysis of the businesses, assets, condition, operations and prospects of the Company and its Subsidiaries and, in making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Merger Sub has relied on the results of its own independent review and analysis.

ARTICLE V

COVENANTS OF THE COMPANY

Section 5.1             Interim Conduct of Business.

(a)                Except (i) as expressly required or permitted by this Agreement, (ii) required by applicable Law (including any requirement of the SEC or GAAP), (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved in writing in advance by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, each of the Company and its Subsidiaries shall carry on its business in the usual and ordinary course of business, consistent with past practice, in all material respects, and, to the extent consistent with past practice, shall use its commercially reasonable efforts to preserve in all material respects its business organization intact, and preserve the current relationships of the Company and its Subsidiaries with Persons with whom the Company or its Subsidiaries has significant business relations in all material respects and keep available the services of the present key employees in all material respects.

(b)               Without derogating from the foregoing, except (i) as expressly required or permitted by this Agreement, (ii) required by applicable Law (including any requirement of the SEC but not GAAP), (iii) as set forth in Section 5.1 of the Company Disclosure Letter, or (iv) as approved by Parent (which approval shall not be unreasonably withheld, conditioned or delayed), at all times until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not do any of the following and shall not permit its Subsidiaries to do any of the following (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections or by Section 5.1 of the Company Disclosure Letter, such action shall be expressly permitted under all other subsections of this Section 5.1(b) and shall be expressly permitted under Section 5.1(a)):

(i)                 amend the Charter Documents or materially amend any organizational document of the Subsidiaries of the Company;

(ii)               issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any Company Securities or any securities of its Subsidiaries, except for the issuance and sale of Company Shares pursuant to Company Options and Company RSUs upon the exercise or vesting thereof, as applicable, in each case, to the extent outstanding as of the date hereof and in accordance with their existing terms;

(iii)             directly or indirectly acquire, repurchase, redeem or otherwise acquire any Company Securities or any securities of its Subsidiaries, except in connection with Tax withholdings and exercise price settlements upon the exercise or vesting of Company Options or Company RSUs;

(iv)             (A) split, combine, subdivide or reclassify any share capital or (B) declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any of its share capital, or make any other actual, constructive or deemed distribution in respect of the share capital, except for cash dividends made by the Company Subsidiaries to the Company;

(v)               completely or partially liquidate the Company or adopt a plan of complete or partial liquidation with respect to the Company;

(vi)             (A) incur or assume any Indebtedness or guarantee any Indebtedness of another Person or issue any debt securities, except for loans, advances or guarantees between the Company and its Subsidiaries, (B) make any loans, advances or capital contributions to or investments in any other Person (other than the Company or its Subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice, (C) mortgage or pledge any of its material assets, tangible or intangible (including Owned Intellectual Property Right or rights under Licensed Intellectual Property Right) or create any Lien thereupon (other than Permitted Liens or Liens granted in connection with the incurrence of any Indebtedness permitted under this Section 5.1(b)(vi);

(vii)           except as may be required by the terms of any Employee Plan or Contract as in effect on the date hereof, (A) enter into, adopt, amend in any material respect (including acceleration of vesting, funding or payment) or terminate any Employee Plan or any other bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, (B) increase the compensation payable or to become payable to any director, officer or employee, pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any material benefit not required by any Employee Plan as in effect as of the date hereof, except for calculating and paying of the existing annual bonus for 2018 to any employees of the Company and its Subsidiaries, or (C) take any action to accelerate the vesting or payment, or fund or in any way secure, the payment of compensation or benefits under any Employee Plan, to the extent not already provided in such Employee Plan.

(viii)         implement any employee layoffs implicating the Worker Adjustment and Retraining Notification Act of 1988 or any similar Law;

(ix)             make any material change in any of the accounting principles or practices used by it, except as required by GAAP;

(x)               make or agree to make any new capital expenditure or expenditures that, individually, is in excess of $300,000 or, in the aggregate, are in excess of $1,000,000;

(xi)             (A) acquire or agree to acquire (by merger, consolidation or acquisition of stock or assets or by any other manner) (1) any business or other Person or any material equity interest therein for consideration in excess of $500,000 in the aggregate, or (2) any assets that are material, individually or in the aggregate, to the Company and its Subsidiaries, taken as a whole, except for purchases of inventory, services or supplies in the ordinary course of business consistent with past practice, (B) other than in the ordinary course, sell, lease (as lessor), license or otherwise dispose of or subject to any Lien any properties or assets of the Company or its Subsidiaries, which are material to the Company and its Subsidiaries, taken as a whole;

(xii)           sell, lease, license, knowingly disclose, or otherwise transfer, abandon or dispose of any material Owned Intellectual Property Right, other than the grant of non-exclusive licenses to customers in the ordinary course of business;

(xiii)         other than in the ordinary course of business, (A) enter into (including by amendment of any Contract such that such Contract becomes a Material Contract) or terminate any Material Contract (or a Contract that would be a Material Contract if it were entered into on the date hereof), (B) amend or modify in any material respect any Material Contract or (C) waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries under any Material Contract;

(xiv)         settle any Legal Proceedings unless such settlement (A) is for Liabilities reflected or reserved against in full in the balance sheet or is for Legal Proceedings incurred since the Balance Sheet Date in the ordinary course of business and involves payment by the Company not in excess of $150,000 individually or $300,000 in the aggregate and (B) does not impose any material restrictions on the operations of the Company and its Subsidiaries;

(xv)           (A) terminate the employment of any executive officer other than for “cause” or (B) hire any new employees, except for non-officer employees with annual base compensation of $150,000 or less per year;

(xvi)         except as required by applicable Law or GAAP, revalue in any material respect any of its properties or assets, including writing-off notes or accounts receivable, in any case other than in the ordinary course of business consistent with past practice;

(xvii)       effect, or publicly announce any intention to effect, any material change, delay or acceleration of customer billing or vendor payment practices (including through incentives or discounts), in each case other than in the ordinary course of business;

(xviii)     (A) make or change any material Tax election, (B) file any material amended Tax Return, (C) settle or finally resolve any Tax contest with respect to a material amount of Tax; (D) enter into any closing agreement relating to any material Tax, (E) agree to an extension or waiver of a statute of limitations period applicable to any material Tax claim or assessment (F) fail to pay any material Tax when due and payable (including estimated taxes), except to the extent such Taxes are contested in good faith with respect to which adequate reserves have been established in accordance with GAAP, or (G) surrender any right to claim a material Tax refund; or

(xix)         authorize any of, or commit or agree, in writing or otherwise, to take any of, the foregoing actions.

(c)                Notwithstanding the foregoing, nothing in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the business or operations of the Company or its Subsidiaries at any time prior to the Effective Time. Prior to the Effective Time, the Company and its Subsidiaries shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their own business and operations.

(d)               All notices, request for consents and other communications pursuant to this Section 5.1 shall be in writing, delivered in accordance with Section 10.2.

Section 5.2             No Solicitation.

(a)                The Company shall and shall cause its Subsidiaries and shall instruct and use reasonable best efforts to cause its and their respective Representatives to (i) immediately cease any and all existing discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal, (ii) take the necessary steps to promptly inform any Persons with whom discussions and negotiations are then occurring or who make an Acquisition Proposal of the obligations set forth in this Section 5.2, (iii) terminate “data room” access to such Persons and any other Persons who has made, or indicated any intention to make, an Acquisition Proposal, including their respective Representatives (other than Parent’s Representatives), and (iv) as promptly as practicable (and in any event within three (3) Business Days) following the date hereof, request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person that has, within the one (1)-year period prior to the date of this Agreement, made or indicated an intention to make an Acquisition Proposal.

(b)               Subject to the other terms of this Section 5.2 and Section 5.3, at all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, the Company shall not, nor shall it authorize or knowingly permit its Subsidiaries to, and will instruct and use reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage, or knowingly facilitate the making of, an Acquisition Proposal, or the making of any inquiry, offer or proposal that would be reasonably likely to lead to an Acquisition Proposal, (ii) other than (A) with Parent, Merger Sub or their respective Representatives, (B) solely to inform any Person of the provisions of this Section 5.2 or (C) solely to take any of the other actions required to be taken pursuant to Section 5.2(a), enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any Person any material non-public information in connection with, any Acquisition Proposal, (iii) grant any waiver of, amend or terminate any “standstill” or similar agreement or obligation of any Person with respect to the Company or its Subsidiaries, unless the Company Board determines after consulting with its outside legal counsel that the failure to waive such provision would reasonably be expected to violate the directors’ fiduciary duties under Israeli Law, (iv) approve, endorse, recommend or enter into, or publicly propose to approve, endorse, recommend or enter into, any Alternative Transaction Agreement, or (v) resolve or agree to take any of the foregoing actions.

(c)                Notwithstanding anything to the contrary set forth in this Section 5.2 or elsewhere in this Agreement, prior to the receipt of the Company Shareholder Approval, the Company Board (or a committee thereof) may, directly or indirectly through the Company’s Representatives, (i) contact any Person that has made an unsolicited Acquisition Proposal (and its advisors) solely for the purpose of clarifying the proposal and any terms thereof and the conditions to and likelihood of consummation, so as to determine whether such proposal constitutes, or would reasonably be expected to lead to, a Superior Proposal, or (ii) if the Company Board shall have determined in good faith (after consultation with its financial advisor and outside legal counsel) that an Acquisition Proposal which did not result from a breach by the Company or its Subsidiaries of this Section 5.2 (other than any immaterial breach not intended to result in an Acquisition Proposal) either constitutes or would reasonably be expected to lead to a Superior Proposal and that the failure to engage in such discussions or negotiations would reasonably be expected to be inconsistent with the directors’ fiduciary duties under Israeli Law, (A) participate or engage in discussions or negotiations with any such Person regarding an Acquisition Proposal, or (B) furnish to any such Person that has made such an Acquisition Proposal, any information relating to the Company or its Subsidiaries and/or afford to any such Person access to the business, properties, assets, books, records or other information, or to any personnel, of the Company or its Subsidiaries, in each case under this clause (B) pursuant to, and subject to execution of an Acceptable Confidentiality Agreement. A copy of all such non-public information not previously provided to Parent (or its Representatives) shall be provided to Parent as promptly as reasonably practicable, and in any event not more than twenty four (24) hours, after such information has been provided or made available to such Person (or its Representatives). The Company shall advise Parent of any Acquisition Proposal and the material terms and conditions of any such Acquisition Proposal (including the identity of such Person) and copies of any agreement or other document submitted in connection therewith and shall keep Parent reasonably informed of the status (including any changes to the material terms and conditions thereof and material developments with respect thereto) of any such Acquisition Proposal no later than twenty four (24) hours after the receipt of the Acquisition Proposal or the occurrence of any such material developments.

(d)               The Company agrees that any breach of this Section 5.2 by any of the Subsidiaries of the Company or its or their Representatives shall be deemed to be a breach of this Agreement by the Company (other than any immaterial breaches thereof not intended to result in an Acquisition Proposal).

Section 5.3             Company Board Recommendation.

(a)                Except as otherwise expressly provided in this Section 5.3, neither the Company Board nor any committee thereof shall (i) withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withdraw, amend or modify in a manner adverse to Parent, the Company Board Recommendation, or fail to include the Company Board Recommendation in the proxy statement, (ii) approve or recommend or propose publicly to approve or recommend, any Acquisition Proposal, (iii) if any tender offer or exchange offer that constitutes an Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, recommend in favor of such Acquisition Proposal or fail to publicly reaffirm the Company Board Recommendation in any solicitation or recommendation statement on Schedule 14D-9 filed by the Company with the SEC within ten (10) Business Days after the commencement of such Acquisition Proposal, (iv) at any time after receipt or public announcement of an Acquisition Proposal, fail to publicly reaffirm the Company Board Recommendation within four (4) Business Days after receipt of written request by the Parent to do so (provided that Parent shall not be permitted to make any such request on more than two (2) occasions in respect of (A) each Acquisition Proposal and (B) each material amendment or material modification of each such Acquisition Proposal) (any action referred to in the foregoing clauses (i), (ii), (iii) and (iv) being referred to as a “Company Board Recommendation Change”), or (v) enter into any letter of intent, memorandum of understanding, agreement in principle, term sheet, acquisition agreement, merger agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in the circumstances referred to in Section 5.2(c)) (A) constituting or that could reasonably be expected to lead to any Acquisition Proposal or (B) requiring it to abandon, terminate or fail to consummate the Merger and the other transactions contemplated by this Agreement (an “Alternative Transaction Agreement”).

(b)               Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, prior to the receipt of the Company Shareholder Approval, if the Company or any of its Representatives receives a written Acquisition Proposal that was not made as a result of a breach of Section 5.2 (other than any immaterial breach not intended to result in an Acquisition Proposal) and which was made on or after the date of this Agreement and not withdrawn and that the Company Board determines, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal and the Company Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the directors’ fiduciary duties under Israeli Law), the Company Board may (x) effect a Company Board Recommendation Change and/or (y) terminate this Agreement pursuant to Section 9.1(g), including payment of the Company Termination Fee in accordance therewith, and, concurrently with such termination, may enter into an Alternative Transaction Agreement with respect to such Superior Proposal; provided, however, that the Company Board may not effect a Company Board Recommendation Change or terminate this Agreement pursuant to Section 9.1(g)and this Section 5.3(b) unless (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to take such action (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement) (a “Recommendation Change Notice”), and (B) (x) during such four (4) Business Day period, if requested by Parent, the Company shall have engaged in negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in a written irrevocable offer by Parent during the four (4) Business Day period immediately following the delivery by the Company to Parent of such Recommendation Change Notice and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the Superior Proposal would continue to constitute a Superior Proposal if such adjustments were to be given effect. For the avoidance of doubt, the provisions of this Section 5.3(b) shall also apply to every subsequent material amendment to any Acquisition Proposal, except that the period described in clauses (A) and (B) above shall be two (2) Business Days rather than four (4) Business Days.

(c)                Notwithstanding anything to the contrary contained herein, the Company or the Company Board, directly or indirectly through their respective Representatives, shall be permitted to (i)  take or disclose any position or disclose any information reasonably required under applicable Law or in compliance with or otherwise complying with Rules 14d-9 and 14e-2 promulgated under the Exchange Act (or any communication under Israeli Law with similar content or any other similar communication to the Company Shareholders), and to the extent referred to therein, Item 1012(a) of Regulation M-A promulgated under the Exchange Act with respect to any Acquisition Proposal, or (ii) make any “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(f) promulgated under the Exchange Act or any similar communication to the Company Shareholders that is reasonably required by applicable Law); provided, however, that (A) in no event shall this Section 5.3(c) affect or modify the definition of Company Board Recommendation Change and (B) any such disclosure (other than issuance by the Company of a “stop, look and listen” or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or by the ICL) that addresses or relates to the approval, recommendation or declaration of advisability by the Company Board with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Company Board Recommendation Change unless the Company Board in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed. For the avoidance of doubt, (i) a factually accurate public statement that describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto and (ii) a waiver of any “standstill” or similar provision in order to permit a Person to make an Acquisition Proposal, shall not be deemed a Company Board Recommendation Change.

(d)               Notwithstanding the foregoing or anything to the contrary set forth in this Agreement, at any time prior to the receipt of the Company Shareholder Approval, the Company Board may effect a Company Board Recommendation Change in response to an Intervening Event, if (i) the Company Board determines in good faith after consultation with its financial advisor and outside legal counsel that the failure to effect a Company Board Recommendation Change would reasonably be expected to violate the directors’ fiduciary duties under applicable Law; (ii) (A) the Company shall have provided to Parent four (4) Business Days’ prior written notice advising Parent that the Company Board intends to effect such Company Board Recommendation Change in respect of such Intervening Event, and describing in reasonable detail the Intervening Event and the reasons for such Company Board Recommendation Change (it being agreed that such notice and any amendment or update to such notice and the determination to so deliver such notice shall not constitute a Company Board Recommendation Change for purposes of this Agreement) and (B) (x) during such four (4) Business Day period, if requested in writing by Parent, the Company shall have engaged in negotiations with Parent regarding any amendment to this Agreement proposed in writing by Parent and (y) the Company Board shall have considered any adjustments to this Agreement (including a change to the price terms hereof) and the other agreements contemplated hereby that may be offered in a written offer by Parent during the four (4) Business Day period (or shorter period prior to the Company Shareholders Meeting) immediately following the delivery by the Company to Parent of such notice, which is capable of being accepted by the Company and the Company Board shall have determined (after consultation with its financial advisor and outside legal counsel) that the failure to effect a Company Board Recommendation Change would still reasonably be expected to violate the directors’ fiduciary duties under applicable Israeli Law if such adjustment were to be given effect. In the event of any material changes to the facts and circumstances of such Intervening Event, the Company shall be required to deliver a new notice to the Parent and to comply with the requirements of this Section 5.3 with respect to such facts and circumstances, and the four (4) Business Day period referred to in clauses (A) and (B) above shall be deemed to have re-commenced on the date of such new notice

(e)                The Company agrees that any breach of this Section 5.3 by any of the Subsidiaries of the Company or its or their Representatives shall be deemed to be a breach of this Agreement by the Company (other than any inadvertent breaches thereof not intended to result in an Acquisition Proposal).

Section 5.4             Access. At all times during the period commencing with the execution and delivery of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to ARTICLE IX and the Effective Time, upon reasonable prior notice and subject to applicable Law, the Company shall, and shall cause its Subsidiaries to, afford Parent and its authorized Representatives (which include the Financing Sources) reasonable access during normal business hours and without undue disruption of normal business activity during the period prior to the Effective Time to the properties, Contracts, books and records and personnel of the Company; provided, however, that the Company may restrict or otherwise prohibit access to (i) any documents or information to the extent that any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (ii) any documents or information that, in the reasonable judgment of the Company, would result in the loss of attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, (iii) any information that would result in a breach of a Contract to which the Company or its Subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right to terminate or accelerate the rights under, such Contract, or (iv) any information that is reasonably pertinent to any litigation in which the Company or its Subsidiaries, on the one hand, and Parent or any of its Affiliates, on the other hand, are adverse parties; provided further that, in each case of clauses (i), (ii) and (iii) above, the Company will use commercially reasonable efforts to seek any required consent or implement appropriate procedures to enable the disclosure of such information (including, if applicable, in a manner that does not jeopardize any attorney-client privilege); and provided further, that no information or knowledge obtained by Parent in any investigation conducted pursuant to the access contemplated by this Section 5.4 shall affect or be deemed to modify any representation or warranty of the Company set forth in this Agreement or otherwise impair the rights and remedies available to Parent and Merger Sub hereunder. Any investigation conducted pursuant to the access contemplated by this Section 5.4 shall be conducted in a manner that does not unreasonably interfere with the conduct of the business of the Company and its Subsidiaries or create a risk of damage or destruction to any property or assets of the Company or its Subsidiaries. Without limiting the generality of the foregoing, Parent shall schedule and coordinate all inspections with the Company’s Chief Financial Officer (or such other Person as may be designated by the Company’s Chief Financial Officer) and shall give the Company reasonable prior written notice thereof, setting forth the inspection or materials that Parent or its Representatives intend to conduct or review, as applicable. Any access to the Company’s properties shall be subject to any landlord rights and the Company’s reasonable security measures and insurance requirements. The terms and conditions of the Confidentiality Agreement shall apply to any information obtained by Parent or any of its Representatives in connection with any investigation conducted pursuant to the access contemplated by this Section 5.4.

Section 5.5             Director and Officer Resignation. Prior to the Closing, except as otherwise may be agreed by Parent, the Company shall obtain resignation letters from each of the members of the board of directors and officers of the Company and its Subsidiaries, in each case with the resignation to be effective as of the Effective Time and solely in such director or officer's capacity and title (and, for the sake of clarity, with respect to officers, not position or duties nor otherwise in a manner adversely affecting the entitlement to compensation, severance or benefits) as a director or officer, as applicable.

Section 5.6             Certain Litigation. Each party hereto shall promptly advise the other parties hereto of any Legal Proceedings commenced after the date hereof or threatened against such party or any of its directors, officers (in their capacity as such) by any Company Shareholders (on their own behalf or on behalf of the Company), before any court or other Governmental Authority, relating to this Agreement or the transactions contemplated hereby, and shall keep the other parties hereto reasonably informed regarding any such litigation. Each party hereto shall give the other parties hereto the opportunity to consult with such party regarding the defense or settlement of any such shareholder litigation and shall consider such other parties’ views with respect to such shareholder litigation; provided that, to the extent permissible under applicable Law, the Parent shall also have the right to participate (but not control) in the defense of any such Legal Proceedings and the Company shall not settle any such litigation without the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 5.7             Termination of 401(k) Plans.The Company shall, or shall cause its applicable Subsidiary to, at least one Business Day prior to the Closing Date, (i) cease contributions to, and adopt written resolutions (or take other necessary and appropriate action(s)) to terminate, the Attunity Inc. Employee Savings Plan and any other Employee Plan that is a cash or deferred arrangement described in Section 401(k) of the Code (collectively, the “401(k) Plans”) in compliance with its terms and the requirements of applicable Law, (ii) make all employee and employer contributions to the 401(k) Plans on behalf of all participants under the 401(k) Plans for all payroll periods prior to the Closing Date, including such contributions that would have been made on behalf of such employees had the termination not occurred (regardless of any service or end-of-year employment requirements) but prorated for the portion of the plan year that ends on the plan termination date, and (iii) one hundred percent (100%) vest all participants under the 401(k) Plans, such termination, cessation of contributions and vesting to be effective no later than the Business Day preceding the Closing Date. As of the Effective Time, all employees of the Company and its Subsidiaries shall be eligible to participate in the Section 401(k) arrangement maintained by Parent (the “Parent 401(k) Plan”). Parent shall cause such Parent 401(k) Plan to accept rollover contributions (within the meaning of Section 401(a)(31) of the Code) from the employees of the Company, including any outstanding participant loans and related promissory notes.

ARTICLE VI

COVENANTS OF PARENT AND MERGER SUB

Section 6.1             Directors’ and Officers’ Indemnification and Insurance.

(a)                The Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) honor and fulfill in all respects the obligations of the Company and its Subsidiaries under any and all indemnification agreements between the Company or its Subsidiaries and any of their respective current or former directors and officers, and any person who becomes a director or officer of the Company or its Subsidiaries prior to the Effective Time (each indemnified Person hereunder, the “Indemnified Persons”). In addition, during the period commencing at the Effective Time and ending on the seventh (7th) anniversary of the Effective Time, the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) cause the articles of association (and other similar organizational documents) of the Surviving Company and its Subsidiaries to contain provisions with respect to indemnification, insurance, exculpation and the advancement of expenses that are at least as favorable as the indemnification, insurance, exculpation and advancement of expenses provisions contained in the Charter Documents as of the date hereof, and during such seven (7)-year period, such provisions shall not be repealed, amended or otherwise modified in any manner except as required by applicable Law.

(b)               Without limiting the provisions of Section 6.1(a), during the period commencing at the Effective Time and ending on the seven (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as a director, officer, employee or agent of the Company or its Subsidiaries or other Affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by this Agreement (including with respect to any acts or omissions occurring in connection with the approval and adoption of this Agreement and the consummation of the transactions contemplated hereby, including the consideration, approval and adoption thereof and the process undertaken in connection therewith and any claim relating thereto); provided, however, that if, at any time prior to the seven (7th) anniversary of the Effective Time, any Indemnified Person delivers to Parent a written notice asserting a claim for indemnification under this Section 6.1(b), then the claim asserted in such notice shall survive the seven (7th) anniversary of the Effective Time until such time as such claim is fully and finally resolved. In addition, during the period commencing at the Effective Time and ending on the seven (7th) anniversary of the Effective Time, to the fullest extent permitted by applicable Law (and subject to the limitations set forth in Section 263 of the ICL), the Surviving Company and its Subsidiaries shall (and Parent shall cause the Surviving Company and its Subsidiaries to) advance, prior to the final disposition of any claim, proceeding, investigation or inquiry for which indemnification may be sought under this Agreement, in accordance with the organizational documents of the Company as in effect on the date of this Agreement, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such claim, proceeding, investigation or inquiry upon receipt of an undertaking by such Indemnified Person to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification. In the event of any such claim, proceeding, investigation or inquiry, (i) the Surviving Company shall have the right to control the defense thereof after the Effective Time (it being understood that, by electing to control the defense thereof, the Surviving Company will be deemed to have waived any right to object to the Indemnified Person’s entitlement to indemnification hereunder with respect thereto), (ii) each Indemnified Person shall be entitled to retain his or her own counsel, whether or not Surviving Company shall elect to control the defense of any such claim, proceeding, investigation or inquiry, (iii) the Surviving Company shall pay all reasonable and documented fees and expenses of any counsel retained by an Indemnified Person, promptly after statements therefor are received if (x) the Surviving Company has not elected to control the defense of any such claim, proceeding, investigation or inquiry or (y) an Indemnified Person has been advised by its outside counsel that there could be a conflict of interest if the same counsel were to represent such Indemnified Person and the Surviving Company or one or more of its Affiliates (and in such case the Surviving Company shall not have the right to control the defense of such Indemnified Person with respect to matters where such conflict exists or is reasonably likely to exist), and (iv) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent. Notwithstanding anything to the contrary set forth in this Section 6.1(b) or elsewhere in this Agreement, neither the Surviving Company nor any of its Affiliates shall settle or otherwise compromise or consent to the entry of any judgment or otherwise seek termination with respect to any claim, proceeding, investigation or inquiry for which indemnification may be sought by an Indemnified Person under this Agreement unless such settlement, compromise, consent or termination includes an unconditional release of all Indemnified Persons from all liability arising out of such claim, proceeding, investigation or inquiry.

(c)                During the period commencing at the Effective Time and ending on the (7th) anniversary of the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain in effect the Company’s current directors’ and officers’ liability insurance (“D&O Insurance”), in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, providing benefits and levels of coverage and with policy terms (including with respect to deductibles and exclusions), limits, amounts and conditions that are no less favorable than those of the D&O Insurance; provided, however, that in satisfying its obligations under this Section 6.1(c), Parent and the Surviving Company shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the aggregate amount of premiums paid by the Company for coverage for its current fiscal year (which premiums the Company represents and warrants to be as set forth in Section 6.1(c) of the Company Disclosure Letter) (such 300% amount, the “Maximum Annual Premium”); and if the annual premiums of such insurance coverage exceed such amount, Parent and the Surviving Company shall be obligated to obtain a policy with the greatest coverage available for an annual premium not exceeding the Maximum Annual Premium. Notwithstanding anything to the contrary set forth in this Agreement, prior to the Effective Time, the Company may, in its sole discretion, purchase a seven-year “tail” prepaid policy on the D&O Insurance; provided that the premium payable for such a “tail” policy shall not exceed 400% of the aggregate amount of the premiums currently payable by the Company for annual coverage of the D&O Insurance (such amount of premium, the “D&O Tail Expense”). In the event that the Company purchases such a “tail” policy prior to the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the Surviving Company under the first sentence of this Section 6.1(c) for so long as such “tail” policy shall be maintained in full force and effect.

(d)               Parent hereby acknowledges that the Indemnified Persons may have certain rights to indemnification, advancement of expenses and/or insurance provided by other Persons. Parent hereby agrees that (i) Parent and the Surviving Company are the indemnitors of first resort (i.e., their obligations to the Indemnified Persons are primary and any obligation of such other Persons to advance expenses or to provide indemnification for the same expenses or liabilities incurred by any such Indemnified Person are secondary), (ii) Parent and the Surviving Company shall be required to advance the full amount of expenses incurred by any such Indemnified Person and shall be liable for the full indemnifiable amounts, without regard to any rights any such Indemnified Person may have against any such other Person and (iii) Parent and the Surviving Company waive, relinquish and release such other Persons from any and all claims against any such other Persons for contribution, subrogation or any other recovery of any kind in respect thereof. Each of Parent and the Surviving Company further agrees that no advancement or payment by any of such other Persons on behalf of any such Indemnified Person with respect to any claim for which such Indemnified Person has sought indemnification from the Surviving Company shall affect the foregoing and such other Persons shall have a right of contribution and/or be subrogated to the extent of such advancement or payment to all of the rights of recovery of such Indemnified Person against the Surviving Company.

(e)                If Parent or the Surviving Company or any of its successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or Surviving Company or entity of such consolidation or merger, or (ii) transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of the Surviving Company shall assume all of the obligations of Parent and the Surviving Company set forth in this Section 6.1.

(f)                The obligations set forth in this Section 6.1 shall not be terminated, amended or otherwise modified in any manner that adversely affects any Indemnified Person (or any other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) without the prior written consent of such affected Indemnified Person or other person who is a beneficiary under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives). Each of the Indemnified Persons or other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives) are intended to be third party beneficiaries of this Section 6.1, with full rights of enforcement as if a party thereto. Subject to applicable Law, the rights of the Indemnified Persons (and other persons who are beneficiaries under the D&O Insurance or the “tail” policy referred to in Section 6.1(c) (and their heirs and representatives)) under this Section 6.1 shall be in addition to, and not in substitution for, any other rights that such persons may have under the articles of association, certificates of incorporation, bylaws or other equivalent organizational documents, any and all indemnification agreements of or entered into by the Company or its Subsidiaries, any policy that is or has been in existence with respect to the Company or its Subsidiaries for any of their respective directors, officers or other employees, or under applicable Law (whether at law or in equity); and nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims thereunder.

(g)                The provisions of this Section 6.1 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons, their heirs and their Representatives and are in addition to, and not in substitution for, any other rights to indemnification that any such Person may have by contract or otherwise. Notwithstanding any other provision of this Agreement to the contrary, this Section 6.1 shall survive the consummation of the Merger indefinitely. Parent hereby guarantees and undertakes to perform, on an independent and standalone basis, all of the obligations and liabilities of the Surviving Company pursuant to this Section 6.1. The obligations and liability of Parent, the Surviving Company and their respective Subsidiaries under this Section 6.1 shall be joint and several.

Section 6.2             Employee Matters.

(a)                Until December 31, 2019 (or, if earlier, the termination date of the relevant Continuing Employee), the Surviving Company shall (or Parent shall cause the Surviving Company to) provide to all employees of each of the Company and the Company Subsidiaries who continue to be employed by the Surviving Company or its Subsidiaries immediately following the Effective Time (“Continuing Employees”) (i) a salary or wage level and short-term cash bonus opportunity not lower than the salary or wage level and short-term cash bonus opportunity to which each Continuing Employee was entitled immediately prior Effective Time, and (ii) severance, social benefits, and employee benefits (other than defined non-statutory benefit pension, non-statutory deferred compensation, equity or equity-based, or retiree or post-termination health or welfare benefits) that are comparable in the aggregate to the severance, social benefits, and employee benefits (other than defined non-statutory benefit pension, non-statutory deferred compensation, equity or equity-based, or retiree or post-termination health or welfare benefits) that are provided to similarly situated employees of Parent or any of its Affiliates. Notwithstanding anything to the contrary contained herein, this Section 6.2(a) shall not be construed as (i) limiting a Continuing Employee’s contractual rights, or rights under applicable Laws, to compensation or benefits or (ii) providing any continuing employee with the right to receive incentive equity compensation or any deferred compensation or other similar arrangements or any particular term or condition of employment.

(b)               With respect to each Employee Plan, including severance, vacation and paid sick leave plans, sponsored, maintained or contributed to by the Company or the Company Subsidiaries, Parent shall cause the Surviving Company to grant, or cause to be granted to, all Continuing Employees with credit for all service with the Company and the Company Subsidiaries, and their respective predecessors, prior to the Effective Time for purposes of eligibility to participate, vesting, and solely with respect to severance and paid time off, determining level of benefits; provided that such credit for service shall only be provided to the same extent and for the same purpose that the Continuing Employees’ service was credited under the corresponding Employee Plans in which the Continuing Employees participate immediately prior to the Closing Date and no such credit for service shall be provided to the extent it would result in a duplication of compensation or benefits for the same period of service. In addition, with respect to the benefit plans providing medical, dental, vision or prescription drug coverage maintained by Parent or the Surviving Company in which the Continuing Employees may participate during the calendar year in which the Effective Time occurs (“Parent Health Plan”), Parent shall cause the Surviving Company to use commercially reasonable efforts to: (i) ensure that no limitations or exclusions as to pre-existing conditions, evidence of insurability or good health, waiting periods or actively-at-work exclusions or other limitations or restrictions on coverage are applicable to any Continuing Employees or their dependents or beneficiaries to the extent such limitations, exclusions, or waiting periods were waived or satisfied by the Continuing Employees or their dependents or beneficiaries under the corresponding Employee Plans providing medical, dental, vision or prescription drug coverage in which such Continuing Employees participated immediately prior to the Effective Time; and (ii) ensure or cause to be ensured that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) under any Employee Plan providing medical, dental, vision or prescription drug coverage during the portion of the plan year of the relevant Employee Plan up to (and including) the Effective Time are taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions under any Parent Health Plan for the corresponding plan year.

(c)                Nothing in this Agreement, including this Section 6.2, whether express or implied, shall: (i) confer upon any current or former director, officer, employee or consultant of each of the Company and its Subsidiaries, or any representative, beneficiary or dependent thereof, or any other Person any rights or remedies, including any right to employment or continued employment for any period or terms of employment, of any nature whatsoever; (ii) be interpreted to prevent or restrict Parent or its Affiliates from establishing, amending, modifying or terminating the employment or terms of employment of any such employee after the Effective Time or any Employee Plan or any other benefit or compensation plan, program, policy, agreement, arrangement, or contract at any time assumed, established, sponsored or maintained by Parent or any of its Affiliates; or (iii) be treated as an amendment or other modification of any Employee Plan or other benefit or compensation plan, program, policy, agreement, or arrangement. No provision of this Agreement, including this Section 6.2, shall create any third party beneficiary rights in any Person, including any employee, any beneficiary or dependents thereof, or any collective bargaining representative thereof.

Section 6.3             Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement.

Section 6.4             Obligations of Ultimate Parent and its Subsidiaries. Ultimate Parent and its Subsidiaries, on a consolidated basis, shall maintain at all times until the consummation of the Closing a cash balance of at least $100,000,000, which cash balance shall be comprised of cash and cash equivalents on hand that is available to consummate the transactions contemplated by this Agreement at the Closing.

ARTICLE VII

ADDITIONAL COVENANTS OF ALL PARTIES

Section 7.1             Reasonable Best Efforts to Complete. Upon the terms and subject to the conditions set forth in this Agreement, each of Parent, Merger Sub and the Company shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties hereto in doing, all things reasonably necessary, proper or advisable under applicable Law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including using reasonable best efforts to: (i) cause the conditions set forth in ARTICLE VIII to be satisfied; (ii) obtain all necessary actions or Approvals from Governmental Authorities and make all necessary registrations, declarations and filings with Governmental Authorities that are necessary to consummate the Merger and the transactions contemplated hereby; and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated hereby and to fully carry out the purposes of this Agreement. In addition to the foregoing, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Merger or the ability of such party to fully perform its obligations under this Agreement (including, with respect to Parent, any action that would reasonably be expected to materially interfere with Parent’s (or any of its Affiliates’) ability to make available to the Paying Agent at the Effective Time funds sufficient for the satisfaction of all of Parent’s and Merger Sub’s obligations under this Agreement). Notwithstanding anything to the contrary herein, (a) the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any Contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any Person under any Contract, and (b) the parties’ obligations with respect to the matters set forth in Section 7.2 shall be governed exclusively by Section 7.2.

Section 7.2             Regulatory Filings. Each of Parent and Merger Sub shall (and shall cause their respective Affiliates to, if applicable), on the one hand, and the Company, on the other hand, shall (x) file with the FTC and Antitrust Division of the United States Department of Justice a Notification and Report Form relating to this Agreement and the transactions contemplated hereby as required by the HSR Act, as soon as practicable after the date of this Agreement but in no event later than ten (10) Business Days following the execution and delivery of this Agreement, and (y) file comparable pre-merger or post-merger notification filings, forms and submissions with the Governmental Authorities set forth on Section 7.2 of the Company Disclosure Letter as soon as practicable after the date of this Agreement and in any event before the expiration of any applicable legal deadline. Each of Parent and the Company shall (i) cooperate and coordinate with the other in the making of such filings, (ii) supply the other with any information that reasonably may be required in order to make such filings, (iii) supply any additional information that reasonably may be required or requested by the FTC, the Antitrust Division of the United States Department of Justice or the Governmental Authorities of any other applicable jurisdiction in which any such filing is made under any other Antitrust Laws, and (iv) subject to the terms of this Section 7.2, use reasonable best efforts to take all action necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Laws as soon as practicable, and to obtain any required Approvals under any other Antitrust Laws applicable to the Merger as soon as practicable, and to avoid any impediment to the consummation of the Merger under any Antitrust Laws, including using reasonable best efforts to take all such action as reasonably may be necessary to resolve such objections, if any, as the FTC, the Antitrust Division of the United States Department of Justice or any other Governmental Authority or Person may assert under any applicable Antitrust Laws with respect to the Merger.

(b)               Parent and/or its Affiliates shall execute and deliver an undertaking in customary form in favor of the OCS to comply with applicable Law (if and when required to do so).

(c)                Each of Parent and Merger Sub shall, and shall cause their respective Affiliates to, if applicable, on the one hand, and the Company, on the other hand, shall promptly inform the other of any communication from any Governmental Authority regarding any of the transactions contemplated by this Agreement in connection with any filings or investigations with, by or before any Governmental Authority relating to this Agreement or the transactions contemplated hereby, including any proceedings initiated by a private party. If any party hereto or Affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to the transactions contemplated by this Agreement or with respect to any filings that have been made, then such party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request. In connection with and without limiting the foregoing, to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the parties hereto agree to (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other party reasonably apprised with respect to any material oral communications with any Governmental Authority regarding the Merger, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger, articulating any regulatory or competitive argument and/or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all written communications (including any analyses, presentations, memoranda, briefs, arguments and opinions and a complete copy of any filing with any Governmental Authority) with a Governmental Authority regarding the Merger, (vi) provide each other (or counsel of each party, as appropriate) with copies of all written communications to or from any Governmental Authority relating to the Merger, and (vii) cooperate and provide each other with a reasonable opportunity to participate in, and consider in good faith the views of the other with respect to, all material deliberations with respect to all efforts to satisfy the conditions set forth in Section 8.1(b). Any such disclosures, rights to participate or provisions of information by one party to the other may be made on a counsel-only basis to the extent required under applicable Law or as appropriate to protect confidential information.

(d)               Each of Parent, Merger Sub and the Company shall cooperate with one another in good faith to (i) promptly determine whether any filings not contemplated by Section 7.2(a) are required to be or should be made, and whether any other consents, approvals, permits or authorizations not contemplated by Section 7.2(a) are required to be or should be obtained, from any Governmental Authority under any other applicable Law in connection with the transactions contemplated hereby, and (ii) promptly make any filings, furnish information required in connection therewith and use reasonable best efforts to seek to obtain timely any such consents, permits, authorizations, approvals or waivers that the parties determine are required to be or should be made or obtained in connection with the transactions contemplated hereby.

(e)                Without limiting the generality of the foregoing, Parent shall, and shall cause each of its Affiliates, to take any and all actions necessary to obtain any consents, clearances or approvals required under or in connection with any applicable Law (including Antitrust Law), and to enable all waiting periods under any applicable Law (including Antitrust Law) to expire, and to avoid or eliminate each and every impediment under any applicable Law (including Antitrust Law) asserted by any Governmental Authority, in each case, to cause the Merger and the other transactions contemplated hereby to occur as soon as practicable and in any event prior to the Outside Date; provided that notwithstanding the foregoing or anything else in this Agreement to the contrary, (i) neither Parent nor Merger Sub (nor their respective Affiliates, if applicable) or the Company and its Subsidiaries shall be required to sell, divest, license or otherwise dispose of any capital stock or other equity or voting interest, assets (whether tangible or intangible), rights, products or businesses of Parent or Merger Sub (or their respective Affiliates, if applicable), on the one hand, and the Company and its Subsidiaries, on the other hand, and (ii) neither Parent nor Merger Sub (nor their respective Affiliates) shall be required to take any action or enter into any Order (each of clause (i) and (ii), a “Regulatory Action”) if such Regulatory Action, individually or in the aggregate, would reasonably be expected to have a material adverse effect on Parent and its Subsidiaries (including the Company and its Subsidiaries) after giving effect to the Merger.

(f)                Ultimate Parent, Parent and Merger Sub agree that between the date hereof and the Effective Time (or the earlier termination of this Agreement pursuant to ARTICLE IX), each of Ultimate Parent, Parent and Merger Sub shall not, and shall not permit any of its controlled Affiliates to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets if such business or Person competes in any line of business of the Company if the entering into of a definitive agreement relating to or the consummation of such acquisition, merger or consolidation would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorizations, consents, orders, declarations or approvals of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (ii) materially increase the risk of any Governmental Authority entering an order prohibiting the consummation of the transactions contemplated by this Agreement, (iii) materially increase the risk of not being able to remove any such order on appeal or otherwise or (iv) materially delay or prevent the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 7.3             Company Shareholders Meeting.

(a)                As soon as reasonably practicable following the date of this Agreement, the Company shall (i) establish a record date for, duly call, give notice of and convene a special meeting of its shareholders (the “Company Shareholders Meeting”) for the purpose of obtaining the Company Shareholder Approval, and (ii) publish the notice of the Company Shareholders Meeting (with the proxy card required under the ICL and, for the sake of clarity, the regulations promulgated thereunder). Without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (i) the adoption of this Agreement and all transactions contemplated thereby and (ii) the Director Proposal shall be the only matters (other than procedural matters) which the Company shall propose to be acted on by the shareholders at the Company Shareholders Meeting. As soon as reasonably practicable following the date of this Agreement (and in any event within fifteen (15) Business Days), the Company shall prepare and furnish to the SEC on Form 6-K a proxy statement for the Company Shareholders Meeting (the “Proxy Statement”). The Company shall otherwise comply with the notice requirements applicable to the Company in respect of the Company Shareholders Meeting pursuant to the applicable Law, including the ICL and the regulations promulgated thereunder and the Charter Documents. Unless this Agreement is terminated pursuant to ARTICLE IX or as Parent and the Company may otherwise agree, the Company Shareholders Meetings shall be held no later than 45 days after the publication of the notices regarding the Company Shareholders Meetings. Unless the Company Board has effected a Company Board Recommendation Change, the Company shall include the Company Board Recommendation in the Proxy Statement and use its reasonable best efforts to cause the Proxy Statement to be mailed or made available to the shareholders of the Company as promptly as practicable following its filing date. Prior to the mailing of the Proxy Statement, unless the Company Board has effected a Company Board Recommendation Change, the Company (x) shall provide Parent with a reasonable opportunity to review and comment on any drafts of the Proxy Statement and related correspondence and filings, and (y) shall not unreasonably refuse to include in such drafts, correspondence and filings all comments reasonably proposed by Parent, provided that the Company shall have no obligation to include any such comments to the extent that the Company determines in good faith, in consultation with its outside counsel, that including such comments would result in the Proxy Statement containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event shall occur, or fact or information shall be discovered, by either the Company, Parent or Merger Sub that should be set forth in an amendment of or a supplement to the Proxy Statement, such party shall inform the others thereof and the Company shall, in accordance with the procedures set forth in this Section 7.3(a), prepare such amendment or supplement as soon thereafter as is reasonably practicable and to the extent required by applicable Law, cause such amendment or supplement to be promptly distributed to the shareholders of the Company. Notwithstanding the foregoing provisions of this Section 7.3(a), if, on a date for which the Company Shareholders Meeting is scheduled, the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval, whether or not a quorum is present, the Company shall have the right to make one or more successive postponements or adjournments of the Company Shareholders Meeting; provided that the Company Shareholders Meeting is not postponed or adjourned to a date that is in the aggregate more than twenty (20) days after the date for which the Company Shareholders Meeting was originally scheduled (other than, any adjournments or postponements required by applicable Law, including adjournments or postponements to the extent required under applicable Law to ensure that any required supplement or amendment to the Proxy Statement is provided or made available to the Company Shareholders or to permit dissemination of information which is material to shareholders voting at the Company Shareholders Meeting and to give the Company Shareholders sufficient time to evaluate any such supplement or amendment or other information). In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Shareholders Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their Affiliates (if any) to be voted in favor of the approval of the Merger and the other transactions contemplated by this Agreement.

(b)               Notwithstanding the foregoing or anything else herein to the contrary, and subject to compliance with the terms of Section 5.3, in connection with any disclosure regarding a Company Board Recommendation Change relating to a Superior Proposal or an Acquisition Proposal, the Company shall not be required to provide to Parent or Merger Sub the opportunity to review or comment on (or include comments proposed by Parent or Merger Sub in) or permit Parent or Merger Sub to participate in any discussions with the SEC or any other Governmental Authority regarding the Proxy Statement, or any amendment or supplement thereto, or any comments thereon or any other filing by the Company with the SEC or any other Governmental Authority, with respect to such disclosure.

(c)                If at any time prior to the Effective Time any event or circumstance relating to the Company or Parent or any of the Company’s or Parent’s Subsidiaries, or their respective officers or directors, is discovered by the Company or Parent, respectively, which, pursuant to the Exchange Act, should be set forth in an amendment or a supplement to the Proxy Statement, such party shall promptly inform the others and the Company shall as promptly as reasonably practicable file or furnish any necessary amendment or supplement to the Proxy Statement with the SEC and, to the extent required by applicable Law, disseminate the information contained in such amendment or supplement to the Company Shareholders. Each of Parent, Merger Sub and the Company agrees to correct any information provided by it for use in the Proxy Statement which shall have become false or misleading.

(d)               Once the Company has established the record date for the Company Shareholders Meeting, the Company shall not change such record date or establish a different record date without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required to do so by applicable Law. In the event that the date of the Company Shareholders Meeting as originally called is for any reason adjourned, postponed or otherwise delayed, the Company agrees that unless Parent shall have otherwise approved in writing, it shall use reasonable best efforts to implement such adjournment or postponement or other delay in such a way that the Company does not establish a new record date for the Company Shareholders Meeting, as so adjourned, postponed or delayed, except as required by applicable Law. Unless this Agreement is validly terminated in accordance with ARTICLE IX, the Company shall submit this Agreement and the Merger to its shareholders at the Company Shareholders Meeting, even if the Company Board (or a committee thereof) has effected a Company Board Recommendation Change. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Shareholders Meeting as and to the extent required by applicable Law.

Section 7.4             Merger Proposal; Certificate of Merger.

(a)                Subject to the ICL and the regulations promulgated thereunder, as promptly as practicable following the date hereof the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL and the regulations promulgated thereunder (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 7.4(a) accordingly): (a) cause a merger proposal (in the Hebrew language) substantially in the form of Exhibit B(the “Merger Proposal”) to be executed in accordance with Section 316 of the ICL, (b) deliver the Merger Proposal to the Companies Registrar within three (3) days from the calling of the shareholders meetings, (c) the Company shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar, (d) promptly after the Company shall have complied with the preceding sentence and with clauses (i) and (ii) of this Section 7.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL (and regulations promulgated thereunder), (e) each of the Company and, if applicable, Merger Sub, shall: (i) publish a notice to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (A) two daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, (B) in a popular newspaper in New York as may be required by applicable Law; (ii) within four (4) business days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the regulations promulgated under the ICL), if any, that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (i); and (iii) if applicable, send to the Company’s labor union (va'ad ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (i)(A) of this Section 7.4(a), no later than three (3) business days following the day on which the Merger Proposal was submitted to the Companies Registrar, (f) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval, and (g) in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request, following coordination with Merger Sub, that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 7.4(a), “business day” shall have the meaning set forth in the Merger Regulations 5760-2000 promulgated under the ICL.

(b)               The sole shareholder of Merger Sub has approved the Merger subject to the satisfaction or waiver (to the extent permitted hereunder) of all the conditions to Closing (other than those that by their nature may only be satisfied or waived at Closing). No later than three days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

Section 7.5             Anti-Takeover Statute. In the event that any anti-takeover or other similar statute is or becomes applicable to this Agreement or any of the transactions contemplated by this Agreement, the Company, Parent and Merger Sub shall use their respective reasonable best efforts to ensure that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in this Agreement and otherwise to minimize the effect of such statute on this Agreement and the transactions contemplated hereby.

Section 7.6             Control of Operations. Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.

Section 7.7             Public Statements and Disclosure. None of the Company, on the one hand, or Parent and Merger Sub, on the other hand, shall issue any public release or make any public announcement concerning this Agreement or the transactions contemplated by this Agreement without the prior written consent of the other (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable Law or the rules or regulations of any applicable Israeli or United States securities exchange or regulatory or Governmental Authority to which the relevant party, or an Affiliate thereof, is subject or submits, wherever situated, in which case the party required to make the release or announcement shall use commercial reasonable efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that (i) the final form and content of any such release or announcement, as well as the timing of any such release or announcement, shall be at the final discretion of the disclosing party and (ii) a copy of this Agreement will be filed with the SEC). Notwithstanding the foregoing, (a) nothing in this Section 7.7 shall limit the Company’s or the Company Board’s rights to make public statements about its actions in accordance with Section 5.2, Section 5.3 and Section 9.1 without prior consultation, (b) the Company will no longer be required to consult with Parent, and Parent will no longer be required to consult with the Company, in connection with any such press release or public statement if the Company Board has made any Company Board Recommendation Change and (c) the requirements of this Section 7.7 shall not apply to any disclosure by the Company or Parent of any information concerning this Agreement or the transactions contemplated hereby in connection with any dispute between the parties regarding this Agreement, the Merger or the other transactions contemplated by this Agreement.

Section 7.8             Confidentiality. Parent, Merger Sub and the Company hereby acknowledge that Parent and the Company have previously executed the Confidentiality Agreement, which will continue in full force and effect in accordance with its terms.

Section 7.9             Tax Rulings.

(a)                As soon as practicable after the date of this Agreement, and no later than fifteen (15) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent or its Israeli tax advisors prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) confirming that (i) the cancellation and exchange of the Company 102 Options and Company 102 RSUs and conversion of the Company 102 Shares, each in accordance with ARTICLE II, shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, RSU Consideration and the Merger Consideration, as applicable, are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, RSU Consideration and the Merger Consideration, as applicable, with the Paying Agent and the 102 Trustee shall not be subject to any withholding obligation (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Option Tax Ruling”). The Company shall include in the request for the Option Tax Ruling a request to exempt Parent or its Affiliates, the Surviving Company, the Paying Agent and their respective agents from any withholding obligation in relation to any payments made with respect to any Company 102 Options, Company 3(i) Options, Company 102 RSUs or Company 102 Shares. If the Option Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim Tax ruling confirming, among other things, that Parent, its Affiliates and any Person acting on its behalf (including the Paying Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company 102 Options, Company 3(i) Options, Company 102 RSUs or Company 102 Shares to the, Paying Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Option Tax Ruling”). To the extent that prior to the Closing an Interim Option Tax Ruling shall have been obtained, then all references herein to the Option Tax Ruling shall be deemed to refer to such Interim Option Tax Ruling, until such time that a final definitive Option Tax Ruling is obtained.

(b)               As soon as practicable following the date of this Agreement but in no event later than ten (10) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent or its Israeli tax advisors prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non−Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than Company Ordinary Shares subject to Section 102 of the Ordinance) (x) exempting Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (y) instructing Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents on how such withholding is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) with respect to holders of Company Options and Company RSUs which are not Company 102 Options, Company 3(i) Options and Company 102 RSUs, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, its Affiliates, the Paying Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non−Israeli residents (the “Withholding Tax Ruling”).

(c)                Without limiting the generality of Section 7.2, each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all material activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Option Tax Ruling (including the Interim Option Tax Ruling) and the Withholding Tax Ruling. The final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, which consent shall not be unreasonably withheld, conditioned or delayed. The Company and its Representatives shall not make any application to, or conduct any negotiation with, the ITA with respect to matters relating to the Interim Option Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling without prior approval by Parent or its Israeli tax advisors (which approval shall not be unreasonably withheld, conditioned or delayed), and will enable Parent’s Israeli tax advisors to participate in all meetings and pre-scheduled discussions with the ITA relating thereto. The Company’s Representatives shall provide Parent’s Israeli tax advisors a report of the discussions and/or meetings held with the ITA in which the Parent’s Israeli tax advisors did not participate. Subject to the terms and conditions hereof, the Company shall use commercially reasonable efforts to promptly take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Interim Options Tax Ruling, the Options Tax Ruling and the Withholding Tax Ruling, as promptly as practicable.

Section 7.10         Financing

(a)                Ultimate Parent and Parent shall use their respective reasonable best efforts to take, or cause to be taken, including causing their respective Affiliates to take, all actions and to do, or cause to be done, all things necessary to arrange and obtain the Debt Financing on the terms and conditions (including, to the extent required, the full exercise of any “flex” provisions) described in the Debt Commitment Letter, including using their respective reasonable best efforts to (i) maintain in effect the Debt Commitment Letter, (ii) satisfy on a timely basis (or, if applicable, obtain waivers of) all conditions precedent applicable to Parent, Ultimate Parent or Merger Sub to obtaining the Debt Financing, (iii) enter into definitive agreements with respect thereto on terms and conditions described in or contemplated by the Debt Commitment Letter (such definitive agreements, the “Financing Agreements”) and comply with and maintain in effect the Financing Agreements to the extent required to consummate the Debt Financing at or prior to the Closing, and (iv) comply with their respective obligations under the Debt Commitment Letter in all material respects, and (v) consummate the Debt Financing at or prior to the Closing, including by enforcing their respective rights under the Debt Commitment Letter and the Financing Agreements and causing the Financing Sources and any other Persons providing Debt Financing to fund the full amount of the Debt Financing no later than the Closing. None of Ultimate Parent, Parent or Merger Sub shall agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, the Debt Commitment Letter or the Financing Agreements without the Company’s prior written consent, if such amendment, supplement, modification or waiver would reasonably be expected to, (A) reduce (or have the effect of reducing) the aggregate cash amount of the Debt Financing (unless the representations in Section 4.14 (as though made at the time of the effectuation of such amendment, modification, supplement or replacement) shall remain true and correct after taking into account such reduction), (B) impose new or additional conditions precedent to the funding of the Debt Financing, or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in a manner that would reasonably be expected to (x) delay, prevent or materially impede the consummation of the Merger, (y) make the timely funding of the Debt Financing less likely to occur on the Closing Date or (z) impose additional obligations on the Company or its Subsidiaries prior to the Closing Date, or (C) adversely impact the ability of Ultimate Parent, Parent or Merger Sub to enforce their respective rights against the other parties to the Debt Commitment Letter or, to the extent required to consummate the Debt Financing at or prior to the Closing, the Financing Agreements (provided that, for the avoidance of doubt, each of Ultimate Parent, Parent and Merger Sub may, without the prior written consent of the Company, amend, supplement or modify the Debt Commitment Letter to replace the Debt Commitment Letter with the Alternative Financing, or provide for the assignment of a portion of the Debt Financing to add agents, arrangers, lenders, bookrunners, purchasers or similar entities who have not executed the Debt Commitment Letter as of the date hereof or to reallocate commitments or assign or reassign titles or roles to, or between or among, any entities party thereto, in each case, as and to the extent provided in the Debt Commitment Letter). Upon any such amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 7.10, the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, supplemented or modified.  Neither Ultimate Parent nor Merger Sub shall terminate, or agree to terminate, the Debt Commitment Letters except (x) for assignments and replacements of an individual lender, (y) replacements of the Debt Financing with Alternative Financing, or (z) as contemplated by the Debt Commitment Letter immediately after funding of the Debt Financing.

(b)               Ultimate Parent and Parent shall keep the Company reasonably informed on a reasonably current basis of the status of the Debt Financing and material developments with respect thereto. Ultimate Parent and Parent shall also provide the Company promptly drafts (when agreed in all material respects) and promptly following their execution (to the extent executed prior to the Closing Date), executed copies of any Financing Agreements.  Without limiting the foregoing, Ultimate Parent and Parent shall promptly (but in any event no more than 24 hours following Ultimate Parent or Parent, as applicable, obtaining Knowledge thereof) give the Company written notice (i) of any breach or default by Ultimate Parent, Parent, any of their respective Affiliates, any Financing Source or any other party to the Debt Commitment Letter or the Financing Agreements (or any event or circumstance, with or without notice, lapse of time, or both, would reasonably be expected to give rise to any material breach or default), (ii) of any threatened or actual withdrawal, repudiation, expiration, intention not to fund or termination of or relating to the Debt Commitment Letter, the Financing Agreements or the Debt Financing, or (iii) if for any reason Ultimate Parent or Parent in good faith no longer believes it will be able to obtain all or any portion of the Debt Financing needed to consummate the transactions contemplated hereby; provided, however, that in no event will Ultimate Parent or Parent be under any obligation to disclose any information pursuant to the preceding clauses (i) or (ii) that would jeopardize the protection of the attorney-client privilege (it being agreed that Ultimate Parent or Parent, as applicable, shall give notice to the Company of the fact that it is withholding such information pursuant to this proviso, and thereafter the Company and Ultimate Parent or Parent, as applicable, shall reasonably cooperate to cause such information to be provided, to the extent reasonably possible, in a manner that would not be expected to violate the applicable restriction). In furtherance and not in limitation of the foregoing in Section 7.10(a), in the event that any portion of the Debt Financing becomes unavailable on the terms and conditions set forth in the Debt Commitment Letter notwithstanding Ultimate Parent’s and Parent’s use of their respective reasonable best efforts to satisfy their respective obligations under Section 7.10(a), Ultimate Parent and Parent shall as promptly as practicable following the occurrence of such event notify the Company in writing and use their respective reasonable best efforts to, as promptly as practicable following the occurrence of such event, obtain alternative financing from alternative sources (the “Alternative Financing”) (x) in an amount sufficient to consummate the transactions contemplated hereby and (y) which does not contain any condition precedent to funding that would be materially more onerous than those contained in the Debt Commitment Letter on the date hereof, taken as a whole, or any terms that would reasonably be expected to prevent, delay or impede beyond the Outside Date the consummation of the Debt Financing or the transactions contemplated hereby; provided that in no event shall any Alternative Financing have the effects described in clauses (A) through (C) of Section 7.10(a).  Ultimate Parent and/or Parent shall promptly provide the Company with a true, correct, and complete copy of any new financing commitment letter relating to the Alternative Financing, together with any related exhibits, schedules, supplements, and term sheets, and a true, correct, and complete copy of any fee letter in connection therewith (it being understood that the fee amounts and market flex terms in such fee letter may be redacted in a customary manner so long as such redaction does not cover terms that would adversely affect the conditionality, availability or termination of the Debt Financing).  The obligations under this Section 7.10(b) shall apply equally to any such Alternative Financing (including any new financing commitment letter).

(c)                Prior to the Closing, the Company shall, and shall cause its Subsidiaries and Representatives to, use reasonable best efforts to provide all such reasonable cooperation in connection with the Debt Financing as may be reasonably requested by Parent and Ultimate Parent, including (i) making members of senior management and advisors of the Company or any of its Subsidiaries reasonably available for customary lender meetings, due diligence sessions, road shows, presentations with prospective lenders and rating agencies and cooperating with the Financing Sources and other prospective lenders in performing their due diligence, in each case upon reasonable notice at times and locations to be agreed and to the extent necessary, and otherwise cooperating with the marketing and syndication efforts for the Debt Financing, (ii) subject to customary confidentiality arrangements, providing due diligence materials to the Financing Sources and other prospective lenders, (iii) requesting customary payoff letters, lien terminations and instruments of discharge, to be delivered on the Closing Date, of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, (iv) furnishing Ultimate Parent, Parent and the Financing Source with information, to the extent reasonably available to the Company, in connection with the preparation by Ultimate Parent and Parent of information memoranda, lender presentations, rating agency presentations, and similar and customary documents in connection with the Debt Financing, (v) executing and delivering definitive transaction documents for the Debt Financing, to the extent required on the Closing Date under the Debt Commitment Letter (and, for the avoidance of doubt, to the extent that each is effective only on or after the Closing Date), (vi) assisting in connection with the preparation of any pledge and security documents and providing information reasonably necessary to complete customary perfection certificates and other customary loan documents required in connection with the Debt Financing, (vii) reasonably cooperating with the Financing Sources in connection with their evaluation of the Company and its Subsidiaries’ current assets, cash management and accounting systems, and policies and procedures relating thereto for the purpose of establishing collateral arrangements and (viii) taking reasonable corporate (or organizational) actions (for the avoidance of doubt, directors and officers that will not be a continuing director or officer immediately following the Closing shall not be required to take such actions), subject to and only effective upon the occurrence of the Closing, reasonably necessary to permit the consummation of the Debt Financing; provided that neither the Company nor any of its Subsidiaries and none of their respective directors, officers or employees, shall be required to (x) pay any commitment or other similar fee or incur any other liability or expense (other than fees and expenses to be reimbursed by Parent upon five (5) Business Days’ notice) in connection with the Debt Financing prior to the Closing or (y) take any corporate or organizational action approving, or authorize, execute and deliver any document or contract relating to, the Debt Financing, which in any case is not contingent upon the Closing or that would be effective prior to the Closing; provided further that, notwithstanding anything to the contrary contained in this Section 7.10, the Company shall promptly (A) upon request, execute and deliver customary authorization and management representation letters to the extent required by the Financing Sources in connection with the Debt Financing, (B) to the extent requested by Parent at least ten (10) Business Days prior to the Closing Date, furnish all documentation and other information required under applicable “know your customer”, anti-money laundering rules and regulations and the requirements of 31 C.F.R. §1010.230 at least five (5) Business Days prior to the Closing Date, and (C) provide Parent, prior to the deadlines set forth in the Debt Commitment Letter, the Required Financial Information. The Company hereby consents to the use of all of its and its Subsidiaries' logos, names and trademarks in connection with the Debt Financing, so long as such use (i) is in a manner that is not intended to or would reasonably be expected to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) is solely in connection with a description of the Company, its business and products or the transactions contemplated hereby.

(d)               Parent shall reimburse the Company and its Subsidiaries for any reasonable and documented out-of-pocket costs and expenses incurred by them and their respective Representatives in performing their obligations under Section 7.10(c), promptly upon written demand by the Company therefor. Parent will also indemnify, defend, and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, interest, awards, judgments, penalties, costs, and expenses suffered, or incurred by any of them (including any of the foregoing incurred in defending against the foregoing) in connection with any action arising out of the Debt Financing (including any action taken in accordance with this Section 7.10), and any information used in connection therewith (other than historical financial information relating to the Company and its Subsidiaries provided by the Company in writing specifically for use in the Debt Financing), except to the extent such losses, damage, claims, costs or expenses arise from the willful and material breach of this Agreement by the Company as finally determined by a court of competent jurisdiction.

(e)                Parent and Merger Sub acknowledge and agree that the obtaining of the Debt Financing (including any Alternative Financing) or any other financing or funding is not a condition to Closing.

(f)                Notwithstanding the requirements of Section 7.10(c) or any other provision of this Agreement: (i) solely Ultimate Parent and Parent shall be responsible for provision of any pro forma financial information, including cost savings, synergies, capitalization, ownership, or other pro forma adjustments and any financial projections of the Company, (ii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries or their respective Affiliates, (iii) nothing herein shall require cooperation or assistance from a Representative of the Company or any of its Affiliates to the extent such Representative or Affiliate is reasonably likely to incur any personal liability by providing such cooperation or assistance and (iv) nothing herein will require the Company, any of its Subsidiaries or Affiliates or any of their respective Representatives to provide any information or take any action, the disclosure or taking of which would violate applicable Law, any duty, any contract, or obligation of confidentiality owing to a third-party, or jeopardize the protection of the attorney-client privilege.

(g)               Notwithstanding the provisions of Section 7.10(c) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries and none of their respective directors, officers, employees, Affiliates or Representatives to (i) pay any commitment or other similar fee or incur any other Liability or expense (other than fees and expenses to be simultaneously reimbursed by Parent) in connection with the Debt Financing prior to the Closing, (ii) take any corporate or organizational action approving, or authorize, execute and deliver any document or contract relating to, the Debt Financing, (iii) pass resolutions or consents to approve or authorize the execution of the Debt Financing or execute or deliver any certificate, document, instrument or agreement (other than customary authorization letters), (iv) cause any representation or warranty in this Agreement to be breached by the Company or any of its Subsidiaries, (v) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability, (v) take any action that would reasonably be expected to result in a violation or breach of, or a default (with or without notice, lapse of time, or both) under, any material contract to which the Company or any of its Subsidiaries is a party or the organizational documents of the Company or its Subsidiaries or any Laws, (vi) provide access to or require the disclosure of any information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client or other legal privilege of the Company or any of its Subsidiaries (in each case it being agreed that the Company shall give notice to Parent of the fact that it is withholding such information or documents pursuant to this clause, and thereafter the Company and Parent shall reasonably cooperate to cause such information to be provided, to the extent reasonably possible, in a manner that would not reasonably be expected to violate the applicable restriction), or (vii) require the preparation of any financial statements or information that are not reasonably available to it or prepared in the ordinary course of its financial reporting practice. Nothing contained in this Section 7.10 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Debt Financing.

Section 7.11         Delisting. The Company shall take or cause to be taken, and Parent shall cooperate with the Company in taking, or causing to be taken, all actions necessary to delist the Company Shares from NASDAQ and terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until or after the Effective Time.

Section 7.12         Settlement of Transaction Expenses and Other Liabilities.Solely to the extent the Company and its Subsidiaries have available cash on hand as of immediately prior to the Closing, the Company and its Subsidiaries will pay (in the manner reasonably requested in writing by Parent at least four (4) Business Days prior to Closing including, if requested, with cash in Israeli bank accounts) (i) any Company Expenses incurred and (ii) fund any underfunded pension obligations identified in Section 3.16(h) of the Company Disclosure Letter, in each case, at or prior to the Closing; provided, no such payments will be required to be made unless and until (i) all of the conditions to the Merger set forth in ARTICLE VIII have been satisfied or waived (other than those conditions that by their terms are to be satisfied or waived (if permitted hereunder) at the Closing, but subject to the satisfaction or waiver (to the extent permitted hereunder) of such conditions at the Closing) and (ii) Parent has irrevocably confirmed in writing to the Company that it is prepared to consummate the Closing.

ARTICLE VIII

CONDITIONS TO THE MERGER

Section 8.1             Conditions. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver (except with respect to the condition set forth in Section 8.1(a), which cannot be waived) by mutual written agreement of Parent and the Company, prior to the Effective Time, of each of the following conditions:

(a)                Company Shareholder Approval. The Company Shareholder Approval shall have been obtained.

(b)               Regulatory Filings or Approvals. The authorizations, consents, orders or approvals of, or declarations or filings with, the Governmental Authorities set forth on Section 8.1 of the Company Disclosure Letter, shall have been filed, have occurred or have been obtained and shall be in full force and effect, and the expiration or early termination of any waiting period (and any extension thereof) under applicable Antitrust Laws shall have occurred or been granted.

(c)                Israeli Statutory Waiting Periods. Fifty (50) days shall have elapsed after the day of filing of the Merger Proposal with the Companies Registrar and thirty (30) days shall have elapsed after the day of approval of the Merger by the shareholders of each of the Company and Merger Sub.

(d)               No Legal Prohibition. No Governmental Authority of competent jurisdiction shall have (i) enacted, issued or promulgated any Law that is in effect and has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Merger, or (ii) issued or granted any Order (whether temporary, preliminary or permanent) that is in effect and that has the effect of making the Merger illegal or which has the effect of prohibiting or otherwise preventing or enjoining the consummation of the Merger.

Section 8.2             Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by Parent:

(a)                Representations and Warranties. The representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Organization; Good Standing and Qualification), Section 3.2 (Corporate Power; Enforceability), Section 3.4 (Required Governmental Approvals), and Section 3.22 (Brokers), shall be true and correct in all material respects, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date). The representations and warranties set forth in Section 3.5 (Company Capitalization) shall be true and correct in all respects as of the Closing Date as if made at and as of the Closing Date, except where the failure to be so true and correct would not increase the Aggregate Consideration payable in the Merger by more than $1,681,356. The other representations and warranties of the Company set forth in ARTICLE III of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except in each case for any failure to be so true and correct which has not had, individually or in the aggregate, a Company Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE III, solely for purposes of determining the accuracy of the representations and warranties of the Company set forth in ARTICLE III, all “materiality” or “Company Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded (other than the representation set forth in clause (ii) of Section 3.9).

(b)               Performance of Obligations of the Company. The Company shall not have materially breached the obligations that are to be performed by it under this Agreement at or prior to the Effective Time.

(c)                Officer’s Certificate of the Company. Parent shall have received a certificate of the Company, validly executed on behalf of the Company by a duly authorized officer thereof, certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been satisfied.

(d)               Company Material Adverse Effect. There shall not have occurred any Company Material Adverse Effect following the execution and delivery of this Agreement that is continuing.

Section 8.3             Conditions to the Company’s Obligations to Effect the Merger. The obligations of the Company to consummate the Merger and the other transactions contemplated by this Agreement shall be subject to the satisfaction or waiver prior to the Effective Time of each of the following conditions, any of which may be waived in writing exclusively by the Company:

(a)                Representations and Warranties. The representations and warranties of the Parent and Merger Sub set forth in the first sentence of Section 4.1 (Organization; Good Standing and Qualification), Section 4.2 (Corporate Power; Enforceability), Section 4.4 (Required Governmental Approvals), Section 4.12(b) (Solvency) and Section 4.14 (Funds) shall be true and correct in all material respects, in each case, on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct in accordance with the applicable standard set forth above as of such particular date). The other representations and warranties of Parent and Merger Sub set forth in ARTICLE IV of this Agreement shall be true and correct on and as of the Closing Date with the same force and effect as if made on and as of such date (except for those representations and warranties that address matters only as of a particular date, which representations and warranties shall have been true and correct as of such particular date), except, in each case, for any failure to be so true and correct which has not had, individually or in the aggregate, a Parent Material Adverse Effect; provided, however, that, in the case of such other representations and warranties in ARTICLE IV, solely for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in ARTICLE IV, all “materiality” or “Parent Material Adverse Effect” qualifications set forth in such representations and warranties shall be disregarded.

(b)               Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall not have materially breached the obligations that are to be performed by Parent and Merger Sub under this Agreement at or prior to the Effective Time.

(c)                Officer’s Certificate of Parent and Merger Sub. The Company shall have received certificates of Parent and Merger Sub, respectively, validly executed on behalf of Parent and Merger Sub, respectively, by duly authorized officers thereof, certifying that the conditions set forth in Section 8.3(a) and Section 8.3(b) have been satisfied.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

Section 9.1             Termination. This Agreement may be validly terminated only as follows (it being understood and hereby agreed that this Agreement may not be terminated for any other reason or on any other basis, whether or not prior to or after the Effective Time):

(a)                at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), by mutual written agreement of Parent and the Company; or

(b)               by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that, following the execution of this Agreement, any Governmental Authority of competent jurisdiction shall have formally issued a permanent, final and non-appealable Order enjoining, restraining or otherwise prohibiting the Merger; provided, however, that that the right to terminate this Agreement pursuant to this Section 9.1(b) shall not be available to any party whose failure to perform fully its obligations under this Agreement has materially contributed to or caused such Order to be issued and such act or failure to act constitutes a breach of this Agreement; or

(c)                by either the Company or Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that the Effective Time shall not have occurred on or before August 21, 2019 (such date referred to herein as the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 9.1(c) shall not be available to any party hereto whose failure to perform fully its obligations under this Agreement has materially contributed to or caused the failure of the Merger to occur on or before such date and such action or failure to act constitutes a breach of this Agreement; or

(d)               by either the Company or Parent, at any time prior to the Effective Time, in the event that the Company shall have failed to obtain the Company Shareholder Approval at the Company Shareholders Meeting at which a vote is taken on the Merger; or

(e)                by Parent, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) Parent and Merger Sub have not breached any of their respective representations, warranties or covenants under this Agreement in any material respect, and (ii) the Company shall have breached any of its representations, warranties or covenants under this Agreement, which breach, if occurring or continuing at the Effective Time, (A) would result in the failure of the conditions set forth in Section 8.2(a) or Section 8.2(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by Parent to the Company and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Company Cure Period”) (it being understood that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(e) in respect of the breach set forth in any such written notice (1) at any time during the Company Cure Period if the Company is using commercially reasonable efforts to cure such breach, or (2) at any time after the Company Cure Period if the Company shall have cured such breach during the Company Cure Period); or

(f)                by Parent, at any time prior to the receipt of the Company Shareholder Approval, in the event that the Company Board (or a committee thereof) shall have effected a Company Board Recommendation Change; or

(g)                by the Company, at any time prior to the receipt of the Company Shareholder Approval, if (i) the Company Board has received a Superior Proposal and (ii) to the extent permitted by and effected in accordance with this Agreement, including Section 5.2(c) or Section 5.3(b) hereof, the Company Board approves, and the Company, concurrently with the termination of this Agreement, enters into, an Alternative Transaction Agreement with respect to such Superior Proposal and pays to Parent the Company Termination Fee in accordance with Section 9.3 prior to or simultaneously with such termination; or

(h)               by the Company, at any time prior to the Effective Time (notwithstanding the prior receipt of the Company Shareholder Approval), in the event that (i) the Company has not breached any of its representations, warranties or covenants under this Agreement in any material respect and (ii) Parent or Merger Sub shall have breached any of its representations, warranties or covenants under this Agreement, which breach, if occurring or continuing at the Effective Time, (A) would result in the failure of the conditions set forth in Section 8.3(a) or Section 8.3(b) to be satisfied and (B) cannot be cured by the Outside Date or, if curable, is not cured prior to the earlier of (x) the date that is thirty (30) days after written notice thereof is given by the Company to Parent and (y) the second (2nd) Business Day prior to the Outside Date (such period being the “Parent Cure Period”) (it being understood that the Company shall not be permitted to terminate this Agreement pursuant to this Section 9.1(h) in respect of the breach set forth in any such written notice (1) at any time during the Parent Cure Period if Parent is using commercially reasonable efforts to cure such breach, or (2) at any time after the Parent Cure Period if Parent and Merger Sub shall have cured such breach during the Parent Cure Period); or

(i)                 by the Company, in the event that (i) all of the conditions set forth in Section 8.1 and Section 8.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing), (ii) Parent and Merger Sub have failed to consummate the Merger on the latest date the Closing would have occurred pursuant to Section 2.2, (iii) the Company has irrevocably notified Parent in writing that (A) the Company is ready, willing and able to consummate the Merger, and (B) all conditions set forth in Section 8.3 have been and continue to be satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or that it is willing to waive any unsatisfied conditions, (iv) the Company has given Parent written notice at least three (3) Business Days prior to such termination stating the Company’s intention to terminate this Agreement pursuant to this Section 9.1(i) if Parent and Merger Sub fail to consummate the Merger, and (v) Parent and Merger Sub fail to consummate the Merger on the later of the expiration of such three (3) Business Day period and the date set forth in the foregoing notice; or

(j)                 by Parent, if the Company shall have willfully and materially breached any of its obligations under Section 5.2 or Section 5.3.

Section 9.2             Notice of Termination; Effect of Termination. Any proper and valid termination of this Agreement pursuant to Section 9.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other party or parties hereto, as applicable. In the event of the termination of this Agreement pursuant to Section 9.1, this Agreement shall be of no further force or effect without any liability, of any kind, of any party or parties hereto, as applicable (or any director, officer, employee, equityholder, Affiliate, agent or other representative of such party or parties) to the other party or parties hereto, as applicable, except that (a) each of the terms of Section 7.8, this Section 9.2, Section 9.3 and ARTICLE X shall survive the termination of this Agreement and (b) nothing in this Agreement shall (i) relieve any party or parties hereto, as applicable, from liability for any actual fraud or (ii) relieve Parent or Merger Sub from liability for (A) a willful and material breach of their obligations to consummate the Closing solely in the case the Debt Financing (or, if Alternative Financing is being used in accordance with Section 7.10(b), pursuant to the commitments with respect thereto) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing or (B) a willful and material breach of any of their obligations under Section 7.10 if such breach results in the failure of the Debt Financing to be funded (each of (A) and (B), a "Specified Breach") (which liabilities the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs, and may include to the extent proven the benefit of the bargain lost by a party’s stockholders (taking into consideration relevant matters, including other combination opportunities and the time value of money), which shall be deemed in such event to be liabilities of such party); provided that Parent or Merger Sub shall be permitted in its sole discretion to settle any such liability by consummating the Closing in accordance with the terms of this Agreement; provided, further, that in no event shall the aggregate liability (whether relating to any damages, losses or other liabilities directly or indirectly incurred, suffered or payable by any Person) of Parent, Merger Sub or any of the other Parent Parties (including Ultimate Parent) to any Person in the event of a Specified Breach exceed the Aggregate Consideration (the "Parent Liability Limitation"). For purposes of this Agreement, "willful and material breach" shall mean a deliberate and knowing act or a deliberate and knowing failure to act, which act or failure to act constitutes in and of itself a material breach of any covenant contained in this Agreement, regardless of whether breaching was the conscious object of the act or failure to act. In addition to the foregoing, no termination of this Agreement shall affect the obligations of the parties hereto set forth in the Confidentiality Agreement, all of which obligations shall survive termination of this Agreement in accordance with their terms.

Section 9.3             Fees and Expenses.

(a)                General. Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party or parties, as applicable, incurring such expenses whether or not the Merger is consummated.

(b)               Company Payments. The Company shall pay to Parent nineteen million, six hundred fifteen thousand, eight hundred and twenty-eight U.S. dollars ($19,615,828) (the “Company Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by Parent, in the event that:

(i)                 (A) after the date of this Agreement and at or prior to the date of the Company Shareholders Meeting an Acquisition Proposal shall have been publicly announced and shall not have been publicly withdrawn or otherwise abandoned, (B) this Agreement is terminated by Parent or the Company pursuant to Section 9.1(d) and (C) within twelve (12) months following such termination of this Agreement the Company enters into a definitive agreement to effect any Acquisition Proposal, which is subsequently consummated (regardless of whether such consummation occurs within such twelve (12) month period) (provided, that references to “twenty-five percent (25%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty-one percent (51%)”);

(ii)               this Agreement is terminated by the Company pursuant to Section 9.1(g); or

(iii)             this Agreement is terminated by Parent pursuant to Section 9.1(f); or

(iv)             this Agreement is terminated by Parent pursuant to Section 9.1(j).

(c)                Manner of Payment. Payment of the Company Termination Fee shall be made by wire transfer of immediately available funds to the account designated by Parent (i) two (2) Business Days following the consummation of any transaction contemplated by an Acquisition Proposal, in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(i), less the amount of any Parent Expenses previously paid to Parent pursuant to Section 9.3(d), (ii) concurrently with the Company’s termination of this Agreement in accordance with Section 9.1(g) in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(ii) or (iii) as promptly as reasonably practicable after termination (and, in any event, within two (2) Business Days thereof), in the case of a Company Termination Fee payable pursuant to Section 9.3(b)(iii) or Section 9.3(b)(iv).

(d)               Parent Expenses. In the event this Agreement is terminated pursuant to Section 9.1(d) or Section 9.1(e) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 9.3(b), and as of the time of such termination by Parent, Parent and Merger Sub were not in material breach of their representations, warranties, covenants or agreements under this Agreement, then within five (5) Business Days after written demand by Parent, the Company shall pay to Parent up to $1,500,000 of Parent’s reasonable and documented out-of-pocket fees and expenses (including legal fees and expenses) incurred by Parent and its Affiliates on or prior to the termination of this Agreement in connection with the transactions contemplated hereby (including the Debt Financing) (the “Parent Expenses”) by wire transfer of immediately available funds to an account or accounts designated in writing by Parent; provided, that the existence of circumstances which could require the Company Termination Fee to become subsequently payable by the Company pursuant to Section 9.3(b) shall not relieve the Company of its obligations to pay the Parent Expenses pursuant to this Section 9.3(d); provided, further, that the payment by the Company of Parent Expenses pursuant to this Section 9.3(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 9.3(b) except to the extent indicated in Section 9.3(b).

(e)                Parent Termination Fee. If, but only if, this Agreement is terminated by the Company pursuant to Section 9.1(h) (but only if the failure to satisfy the conditions specified therein results from a willful and material breach by Parent or Merger Sub of any of their respective representations, warranties covenants or agreements contained herein) or Section 9.1(i), or is terminated pursuant to Section 9.1(c) at a time when the Company would have been entitled to terminate this Agreement pursuant to Section 9.1(h) (but only if the failure to satisfy the conditions specified therein results from a willful and material breach by Parent or Merger Sub of any of their respective representations, warranties covenants or agreements contained herein) or Section 9.1(i), then Parent shall pay to the Company forty million, nine hundred thirteen thousand and thirteen U.S. dollars ($40,913,013) (the “Parent Termination Fee”), by wire transfer of immediately available funds to an account or accounts designated in writing by the Company within five (5) Business Days following such termination.

(f)                Single Payment Only. The parties hereto acknowledge and hereby agree that (i) in no event shall the Company be required to pay the Company Termination Fee and/or Parent Expenses on more than one occasion, whether or not the Company Termination Fee and/or Parent Expenses may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events, (ii) in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion, whether or not the Parent Termination Fee may be payable under more than one provision of this Agreement at the same or at different times and the occurrence of different events, and (iii) notwithstanding that the Company has the right to seek both specific performance of Parent’s obligation to consummate the Closing, on the one hand, and the Parent Termination Fee or damages in respect of Specified Breaches, on the other hand, simultaneously, (x) it may only obtain either specific performance of Parent’s obligation to consummate the Closing, on the one hand, or the Parent Termination Fee or damages in respect of Specified Breaches, on the other hand, and (y) it may only obtain either the Parent Termination Fee, on the one hand, or damages in respect of Specified Breaches, on the other hand.

(g)                Effect of Company Termination Fee and Parent Termination Fee. Notwithstanding anything to the contrary in this Agreement, if Parent is entitled to receive a Company Termination Fee pursuant to Section 9.3(b) and/or Parent Expenses pursuant to Section 9.3(d), Parent’s right to receive payment of the Company Termination Fee and/or Parent Expenses shall be the sole and exclusive remedy of Parent and its Affiliates and Representatives against the Company and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amount(s), none of the Company or any of its Affiliates or Representatives shall have any liability or obligation of any kind or nature relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise. Notwithstanding anything to the contrary in this Agreement, if the Company is entitled to receive a Parent Termination Fee pursuant to Section 9.3(e), the Company’s right to receive payment of the Parent Termination Fee and any amounts payable pursuant to Section 9.3(i) shall be the sole and exclusive remedy of the Company and its Affiliates and Representatives against Parent and its Affiliates and Representatives under this Agreement or arising out of or related to this Agreement or the transactions contemplated hereby, and upon payment of such amounts, none of Parent or any of its Affiliates or Representatives shall have any liability or obligation of any kind or nature relating to or arising out of this Agreement or the transactions contemplated hereby, in each case whether based on contract, tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any statute, regulation or applicable Laws or otherwise; provided that nothing in this Section 9.3(g) shall limit Parent’s reimbursement and indemnification obligations under Section 7.10(d), or, subject to the Parent Liability Limitation, Parent’s liability in respect of Specified Breaches (but, for the avoidance of doubt, in no event shall Parent be obligated to pay both (x) the Parent Termination Fee and (y) damages in respect of Specified Breaches).

(h)               Acknowledgment. The parties acknowledge that (i) the agreements contained in this Section 9.3 are an integral part of the transactions contemplated in this Agreement, (ii) the damages resulting from termination of this Agreement under circumstances where a Company Termination Fee or Parent Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amounts payable pursuant to Section 9.3(b) or Section 9.3(e) are not a penalty but rather constitute liquidated damages in a reasonable amount that will compensate Parent or the Company, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, and (iii) without the agreements contained in this Section 9.3, the parties would not have entered into this Agreement.

(i)                 Enforcement Costs.

(i)                 If Parent fails to pay the Parent Termination Fee when due pursuant to Section 9.3(e), it shall also pay any reasonable out-of-pocket fees, costs and expenses incurred by the Company in connection with enforcing payment of the Parent Termination Fee (including by legal action), together with interest on such unpaid amount, at a rate per annum, compounded monthly, equal to the rate of interest published in The Wall Street Journal as of the prime lending rate plus two percent (2.0%) per annum from the date such amount was required to be paid to (but excluding) the payment date.

(ii)               If the Company fails to pay the Company Termination Fee when due pursuant to Section 9.3(b) or Parent Expenses when due pursuant to Section 9.3(d), it shall also pay any reasonable out-of-pocket fees, costs and expenses incurred by Parent in connection with enforcing payment of the Company Termination Fee or Parent Expenses (including by legal action), together with interest on such unpaid amount, at a rate per annum, compounded monthly, equal to the rate of interest published in The Wall Street Journal as of the prime lending rate plus two percent (2.0%) per annum from the date such amount was required to be paid to (but excluding) the payment date.

Section 9.4             Amendment. Subject to applicable Law and subject to the other provisions of this Agreement, this Agreement may be amended by the parties hereto at any time by execution of an instrument in writing signed on behalf of each of Parent, Merger Sub and the Company; provided, however, that in the event that the Company has received the Company Shareholder Approval, no amendment shall be made to this Agreement that requires the approval of the Company Shareholders under applicable Law without obtaining the Company Shareholder Approval of such amendment. Notwithstanding anything in this Agreement to the contrary, this Section 9.4, Section 10.3(i), Section 10.5(b), Section 10.7, the penultimate sentence of Section 10.8, Section 10.9(a) and Section 10.9(b) (or any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any of the foregoing provisions in a manner that would be adverse to the Financing Sources) may not be modified, waived, terminated or amended in a manner that adversely impacts the interests of any Financing Source without the prior written consent of such Financing Source (and any such amendment, modification, waiver or termination without such prior written consent shall be null and void).

Section 9.5             Extension; Waiver. At any time and from time to time prior to the Effective Time, any party or parties hereto may, to the extent legally allowed and except as otherwise set forth herein, (a) extend the time for the performance of any of the obligations or other acts of the other party or parties hereto, as applicable, (b) waive any inaccuracies in the representations and warranties made to such party or parties hereto contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions for the benefit of such party or parties hereto contained herein. Any agreement on the part of a party or parties hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party or parties, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

ARTICLE X

GENERAL PROVISIONS

Section 10.1         Survival of Representations, Warranties and Covenants. The representations and warranties of the Company, Parent and Merger Sub contained in this Agreement shall terminate at the Effective Time, and only the covenants that by their terms survive the Effective Time shall so survive the Effective Time in accordance with their respective terms.

Section 10.2         Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

(a)           if to Parent or Merger Sub to:

c/o Qlik Technologies, Inc.
Address: Attention: Email:	211 S. Gulph Rd., Suite 500 King of Prussia, Pennsylvania 19406 Deborah Lofton, Vice President, General Counsel & Secretary Deborah.Lofton@qlik.com with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
Address: Attention: Facsimile: Email:

300 North LaSalle, Chicago, IL 60654
Gerald T. Nowak, P.C, Corey D. Fox, P.C., Bradley C. Reed, John Berger

(312) 862-2200

gerald.nowak@kirkland.com, corey.fox@kirkland.com, bradley.reed@kirkland.com, john.berger@kirkland.com

and

Meitar Liquornik Geva Leshem Tal
Address: Attention: Facsimile: Email:	16 Abba Hillel Rd., Ramat Gan 5250608, Israel Ariel Aminetzah, Adv. +972-3-610-3750 ariel@meitar.com

(b)          if to the Company, to:

Attunity Ltd.
Address: Attention: Facsimile: Email:	16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, 4464321, Israel Chief Financial Officer and Secretary +972-9-8993001 Dror.Elkayam@attunity.com with a copy (which shall not constitute notice) to:

Goldfarb Seligman & Co.
Address: Attention: Facsimile: Email:	Ampa Tower, 98 Yigal Alon Street, Tel Aviv 67891, Israel Ido Zemach, Adv. +972-3-608-9909 ido.zemach@goldfarb.com

and

Davis Polk & Wardwell LLP
Address: Attention: Facsimile: Email:	450 Lexington Avenue, New York, NY 10017 William H. Aaronson, Lee Hochbaum +1-212-701-5397 +1-212-701-5736 william.aaronson@davispolk.com lee.hochbaum@davispolk.com

Section 10.3         Assignment. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties; provided that, without the consent of the Company or any other party, (i) each of Parent and Merger Sub may assign its rights hereunder solely for collateral security purposes to any Financing Source or any other lender providing financing to Parent or Merger Sub, (ii) each of Parent and Merger Sub may assign any or all of its rights, interests and obligations under this Agreement to any one or more direct or indirect wholly-owned Subsidiaries or Affiliates, and (iii) after the Effective Time, Parent may transfer or assign its rights and obligations under this Agreement to any Person, provided that in each case of clauses (i) and (ii), no such transfer or assignment shall relieve Parent or Merger Sub of its obligations under this Agreement. Subject to the preceding sentence, this Agreement shall (i) be binding upon the parties hereto and their respective successors and permitted assigns and (ii) shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.

Section 10.4         Entire Agreement. This Agreement and the documents and instruments and other agreements among the parties hereto as contemplated by or referred to herein, including the Company Disclosure Letter and the Exhibits and Annexes hereto, constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof; provided, however, the Confidentiality Agreement shall not be superseded, shall survive any termination of this Agreement and shall continue in full force and effect until the earlier to occur of (a) the Effective Time and (b) the date on which the Confidentiality Agreement expires in accordance with its terms or is validly terminated by the parties thereto.

Section 10.5         Third Party Beneficiaries. This Agreement is not intended to, and shall not, confer upon any other Person any rights or remedies hereunder, except (a) as set forth in or contemplated by the terms and provisions of Section 6.1, Section 9.3(g) and Section 10.7, and (b) the Financing Sources shall be intended third-party beneficiaries of, and may enforce, Section 9.4, Section 10.3(i), this Section 10.5(b), Section 10.7, and the penultimate sentence of Section 10.8, Section 10.9(a) and Section 10.9(b).

Section 10.6         Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

Section 10.7         Remedies.

(a)           Remedies of Parent and Merger Sub.

(i)                 Specific Performance. Prior to the valid termination of this Agreement pursuant to Section 9.1, Parent and Merger Sub shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by the Company in the courts described in Section 10.9 and to enforce specifically the terms and provisions hereof, including the Company’s obligation to consummate the Merger.

(i)                 Company Termination Fee. Parent shall be entitled to payment of the Company Termination Fee if and when payable pursuant to Section 9.3(b).

(ii)               Parent Expense Reimbursement. Parent shall be entitled to reimbursement of Parent Expenses if and when payable pursuant to Section 9.3(d).

(iii)             Termination. Parent and Merger Sub shall be entitled to terminate this Agreement in accordance with Section 9.1.

(iv)             Monetary Damages. Other than in the case of actual fraud, in no event shall (A) Parent or Merger Sub or (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates (other than Parent or Merger Sub), members, managers, general or limited partners, stockholders and assignees of each of Parent, Merger Sub and their respective Affiliates (the foregoing in clauses (A) and (B) collectively, the “Parent Parties”) have the right to seek or obtain money damages from any Company Party under this Agreement (whether at law or in equity, in contract, in tort or otherwise) other than the right of Parent and Merger Sub to payment of the Company Termination Fee as set forth in Section 9.3(b) and Parent Expenses as set forth in Section 9.3(d) and any amounts payable pursuant to Section 9.3(i).

(b)           Remedies of the Company.

(i)                 Specific Performance (Pre-Closing Covenants). Prior to the valid termination of this Agreement pursuant to Section 9.1 and other than as it relates to the right to cause the Merger to be consummated (which is governed by the provisions of Section 10.7(b)(ii)), the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to prevent breaches of this Agreement by Ultimate Parent, Parent and Merger Sub in the courts described in Section 10.9 and to enforce specifically the terms and provisions hereof.

(ii)               Specific Performance (Closing). Prior to a valid termination of this Agreement pursuant to Section 9.1, the Company shall be entitled to seek and obtain an injunction, specific performance and other equitable relief to enforce Parent’s and Merger Sub’s obligations to consummate the Merger and the other transactions contemplated hereby, only in the event that each of the following conditions has been satisfied: (i) the conditions set forth in Section 8.1 and Section 8.2 (other than those conditions that by their terms are to be satisfied at the Closing, each of which shall be capable of being satisfied at the Closing) have been satisfied at the time the Closing would have occurred and remain satisfied, (ii) the Debt Financing (or, if Alternative Financing is being used in accordance with Section 7.10(b), pursuant to the commitments with respect thereto) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Closing will occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically Parent’s obligation to consummate the Merger if the Debt Financing has not been funded (and will not be funded at the Closing). In no event shall the Company be entitled to seek the remedy of specific performance to cause the consummation of the Merger other than solely under the specific circumstances and as specifically set forth in this Section 10.7(b)(ii). For the avoidance of doubt, in no event shall the Company (as opposed to Parent) be entitled to seek any remedy of specific performance or other equitable remedies against any Financing Source in connection with the transactions contemplated hereby or the Debt Financing. The election of the Company to pursue an injunction, specific performance or other equitable relief shall not restrict, impair or otherwise limit the Company from seeking to terminate this Agreement and seeking to collect the Parent Termination Fee pursuant to Section 9.3(e) or damages for liability of Parent or Merger Sub in the case of fraud or a Specified Breach as provided in Section 9.2; provided that in no event shall the Company be entitled to receive both an injunction, specific performance or other equity relief to cause Parent to consummate the Merger and collect the Parent Termination Fee or any damages.

(iii)             Parent Termination Fee. The Company shall be entitled to payment of the Parent Termination Fee if and when payable pursuant to Section 9.3(e).

(iv)             Termination. The Company shall be entitled to terminate this Agreement in accordance with Section 9.1.

(v)               Monetary Damages. Other than in the case of actual fraud, in no event shall (A) the Company, its Subsidiaries and each of their respective Affiliates or (B) the former, current and future holders of any equity, controlling persons, Representatives, Affiliates, members, managers, general or limited partners, stockholders and assignees of each of the Company, its Subsidiaries and each of their respective Affiliates (foregoing in clauses (A) and (B) collectively, the “Company Parties”) have the right to seek or obtain money damages or expense reimbursement (whether at law or in equity, in contract, in tort or otherwise) from any Parent Party other than the right of the Company to payment of the Parent Termination Fee as set forth in Section 9.3(e) and any amounts payable pursuant to Section 9.3(i), the right of the Company to recover any amounts pursuant to Section 7.10(d) and, subject to the Parent Liability Limitation, damages in the event of a Specified Breach. In addition, notwithstanding anything in this Agreement to the contrary, the Company and each other Company Party hereby waives any claims against the Financing Sources and hereby agrees that in no event shall the Financing Sources have any liability, whether at law or in equity, in contract, in tort or otherwise, or obligation to the Company or any other Company Party relating to or arising out of this Agreement, the Debt Financing, the Debt Commitment Letter or the transactions contemplated hereby and thereby, the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Laws arising out of any such breach, termination or failure; provided that, notwithstanding the foregoing, nothing in this Section 10.7(b)(v) shall in any way limit or modify the rights and obligations of Parent, Merger Sub or the Financing Sources under the Debt Commitment Letter. In addition to the rights of Parent and Merger Sub hereunder, Parent and Merger Sub shall be entitled, at Parent and Merger Sub’s sole election, to settle any claims for the Parent Termination Fee or damages in respect of Specified Breaches by agreeing to consummate the Merger in accordance with the terms of this Agreement. For the avoidance of doubt, no Financing Source shall be subject to any special, consequential, or punitive damages or damages of a tortious nature. The Financing Sources are intended third party beneficiaries of this Section 10.7.

(c)                Acknowledgement Regarding Available Remedies. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 10.7, the parties agree that irreparable damage for which monetary damages, even if applicable, would not be an adequate remedy would occur in the event that the parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Solely to the extent that the right of specific performance is explicitly applicable under the terms of this Section 10.7, the parties acknowledge and agree that the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.9 without proof of damages or otherwise, and that such explicit rights of specific enforcement are an integral part of the transactions contemplated by this Agreement and without such rights, none of the Company, Parent or Merger Sub would have entered into this Agreement. Each party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief expressly applicable under this Section 10.7 on the basis that (i) it has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement will not be required to provide any bond or other security in connection with such injunction or enforcement, and each party irrevocably waives any right that it may have to require the obtaining, furnishing or posting of any such bond or other security. While the Company and Parent may pursue both a grant of specific performance to cause the other party to consummate the Merger and payment of the Company Termination Fee, Parent Expenses or Parent Termination Fee, as applicable, in accordance with this Section 10.7, in no event shall the Company or Parent be permitted or entitled to receive both a grant of specific performance to cause the other party to consummate the Merger and payment of the Company Termination Fee, Parent Expenses or Parent Termination Fee, as applicable.

(d)               Sole Remedy. The parties acknowledge and agree that the remedies provided for in this Section 10.7 shall be the parties’ sole and exclusive remedies for any breaches of this Agreement or any claims relating to the transactions contemplated hereby. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by applicable Law, any and all other rights, claims and causes of action, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party, the Parent Parties or the Company Parties, as the case may be, arising under or based upon any Law for any breach of the representations and warranties or covenants contained in this Agreement; provided that nothing in this Section 10.7 shall relieve any party from any liability for actual fraud.

Section 10.8         Governing Law. This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or otherwise) that would cause the application of the Laws of any other jurisdiction, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL, shall be governed by the ICL. Notwithstanding the foregoing, each party hereto agrees that any Legal Proceeding of any kind or description, whether in law or in equity, in contract, tort or otherwise, against the Financing Sources or any Financing Source in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute raising out of or relating in any way to the Debt Commitment Letter, shall be governed by, construed in accordance with and enforced under the Laws of the State of New York, without giving effect to any conflict of laws provisions thereof that would cause the application of the Laws of another jurisdiction. The Financing Sources are intended third party beneficiaries of this Section 10.8.

Section 10.9         Consent to Jurisdiction; Waiver of Jury Trial. (a) Each of the parties hereto (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in the United States District Court for the Southern District of New York or any New York State court sitting in New York City; (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in New York City; (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court; (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each of Parent, Merger Sub and the Company agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law. Notwithstanding anything herein to the contrary, but subject to Section 10.7(b)(v), each of the parties hereto agrees (i) that any Legal Proceeding of any kind or nature, whether at law or in equity, in contract, tort or otherwise, against a Financing Source in connection with this Agreement, the Debt Financing or the transactions contemplated hereby, shall be subject to the exclusive jurisdiction of any state or federal court sitting in the Borough of Manhattan, New York, New York and any appellate court thereof and each party hereto submits for itself and its property with respect to any such Legal Proceeding to the exclusive jurisdiction of such courts, (ii) not to bring or permit any of its Affiliates or Representatives to bring or support anyone else in bringing any such Legal Proceeding in any other courts, (iii) that a final judgment in any such Legal Proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law, and (iv) to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such Legal Proceeding in any such court. Each of the parties hereto irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 10.2 or in such other manner as may be permitted by applicable Law, and nothing in this Section 10.9 shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(b)               WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, INCLUDING ANY LITIGATION AGAINST ANY FINANCING SOURCE ARISING OUT OF THIS AGREEMENT OR THE DEBT COMMITMENT LETTER. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED AND UNDERSTANDS THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.9(C).

Section 10.10     Company Disclosure Letter References. The parties hereto agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (i) the representations and warranties (or covenants, as applicable) of the Company that are set forth in the corresponding section or subsection of this Agreement, and (ii) any other representations and warranties (or covenants, as applicable) of the Company that are set forth in this Agreement, but in the case of this clause (ii) only if the relevance of that disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is readily apparent on the face of such disclosure.

Section 10.11     Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including, without limitation, in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.12     Guarantee.

(a)           Ultimate Parent and Qlik Technologies (each, a “Guarantor”, and collectively, the “Guarantors”) hereby absolutely, unconditionally and irrevocably guarantee the payment and the prompt and full discharge and performance, in accordance with the terms of this Agreement, of all covenants, obligations, liabilities and indemnities of Parent or Merger Sub under this Agreement (including the obligations set forth in Section 7.10) owed at or prior to the Closing (the “Guaranteed Obligations”).  The Company need not attempt to collect any Guaranteed Obligation hereunder from Parent or Merger Sub or otherwise pursue any remedies against Parent or Merger Sub prior to enforcing its right against the Guarantors.

(b)          To the fullest extent permitted under applicable Law, each Guarantor hereby irrevocably waives any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Company upon this Agreement or acceptance of this Agreement. All of the Guaranteed Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred in reliance upon this Section 10.12, and all dealings between the Guarantors, Parent or Merger Sub, on the one hand, and the Company, on the other, shall likewise be conclusively presumed to have been had or consummated in reliance upon this Section 10.12. This Section 10.12 is a primary obligation of the Guarantors and is not merely the creation of a surety relationship. When pursuing its rights and remedies hereunder against the Guarantors, the Company shall be under no obligation to pursue such rights and remedies it may have against Parent or Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Company to pursue such other rights or remedies or to collect any payments from Parent or Merger Sub or any such other Person or to realize upon or to exercise any such right of offset shall not relieve the Guarantors of any liability hereunder.

(c)          The Company shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Company to so file such claim shall not affect any Guarantor’s obligations hereunder (and notwithstanding anything herein to the contrary, any bar to the payment, or collection, of any Guaranteed Obligations as a result of any such proceeding shall not discharge the obligations of the Guarantors hereunder). Notwithstanding anything to the contrary contained in this Agreement, in the event that any payment to the Company in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, this Section 10.12 shall continue to be effective or be reinstated pursuant to the terms hereof, as the case may be, and the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligations as if such payment had not been made.

(d)          If any Guarantor fails to fully pay any Guaranteed Obligation when due, it shall also pay any reasonable out-of-pocket fees, costs and expenses incurred by the Company in connection with enforcing this Section 10.12 (including by legal action), together with interest on such unpaid amount, at a rate per annum, compounded monthly, equal to the rate of interest published in The Wall Street Journal as of the prime lending rate plus two percent (2%) per annum from the date such amount was required to be paid to (but excluding) the payment date.

(e)          Each Guarantor expressly and irrevocably waives any and all rights and defenses arising under any applicable Law that would otherwise require any election of remedies by the Company, promptness, diligence, notice of the acceptance of the guaranty set forth in this Section 10.12 and of any Guaranteed Obligations, presentment, demand and protest, any defenses that might be available under any valuation, stay, moratorium or similar applicable Law, any defenses arising from the bankruptcy or insolvency of Parent or Merger Sub, any defenses which Parent or Merger Sub may not assert as defenses to payment of any Guaranteed Obligation in accordance with the terms and conditions of this Agreement, any notice of any kind not provided for herein or not required to be provided to Parent or Merger Sub under or in connection with this Agreement, any right to require the marshalling of assets of Parent, Merger Sub or any other Person interested in the transactions contemplated by this Agreement, any other defenses not expressly preserved hereby, and all suretyship defenses generally. Each Guarantor acknowledges that it will receive substantial direct and indirect benefits from the transactions contemplated by this Agreement and that the waivers set forth in this Section 10.12 are knowingly made in contemplation of such benefits.   For the avoidance of doubt, each Guarantor shall have and be permitted to assert any and all defenses available to Parent or Merger Sub with respect to payment or performance under this Agreement, whether at Law or in equity.

(f)           No Guarantor will exercise any rights of subrogation or contribution against Parent or Merger Sub or any other Person, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency laws) or otherwise. To the fullest extent permitted by applicable Law, each Guarantor hereby expressly and unconditionally waives any rights that it may now have or hereafter acquire against Parent or Merger Sub or any other Person that arise from the existence, payment, performance, or enforcement of its obligations under or in respect of this Section 10.12 or any other agreement in connection therewith, including, without limitation, any right of subrogation, reimbursement, exoneration, contribution or indemnification and any right to participate in any claim or remedy of the Company against Parent or Merger Sub or any other Person, whether or not such claim, remedy or right arises in equity or under contract, statute or common law, including, without limitation, the right to take or receive from Parent or Merger Sub or any other Person, directly or indirectly, in cash or other property or by set-off or in any other manner, payment or security on account of such claim, remedy or right, unless and until all of the Guaranteed Obligations shall have been paid in full. If any amount shall be paid to a Guarantor in violation of the immediately preceding sentence at any time prior to the payment in full in immediately available funds of the Guaranteed Obligations, such amount shall be received and held in trust for the benefit of the Company, shall be segregated from other property and funds of such Guarantor and shall forthwith be paid or delivered to the Company in the same form as so received (with any necessary endorsement or assignment) to be credited and applied to the Guaranteed Obligations, in accordance with the terms of this Agreement, whether matured or unmatured, or to be held as collateral for the Guaranteed Obligations.

(g)         Except as otherwise provided herein and without amending or limiting the other provisions of this Agreement, the liability of each Guarantor under this Agreement shall, to the fullest extent permitted under applicable Law, be absolute and unconditional irrespective of:

(i)                 the value, genuineness, regularity, illegality or enforceability of this Agreement, any financing commitment letters (equity, debt or otherwise) or any other agreement or instrument referred to herein;

(ii)               any change in the corporate existence, structure or ownership of Parent or Merger Sub or any Guarantor or any other Person, or any insolvency, bankruptcy, reorganization, moratorium or other similar proceeding affecting Parent or Merger Sub or any Guarantor or any other Person or any of their respective assets;

(iii)             any waiver, amendment or modification of this Agreement or any financing commitment letters or any other agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations, in each case, in accordance with its terms, or change in the time, manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, rescission, waiver, compromise, consolidation, renewal or alteration of, any Guaranteed Obligation, any escrow arrangement or other security therefor, any liability incurred directly or indirectly in respect thereof, or any agreement entered into by the Company or any of its Affiliates, on the one hand, and Parent and/or Merger Sub or any of their Affiliates, on the other hand, in connection therewith;

(iv)             the existence of any claim, set off or other right that any Guarantor may have at any time against Parent, Merger Sub, the Company, or any of their Affiliates, whether in connection with any Guaranteed Obligations or otherwise;

(v)               the addition, substitution or release of any Person now or hereafter liable with respect to the Guaranteed Obligations or otherwise interested in the transactions contemplated by this Agreement, any financing commitment letters or any related agreement or document;

(vi)             the adequacy of any other means the Company may have of obtaining repayment of any of the Guaranteed Obligations; and

(vii)           any other defense that might operate as a legal or equitable discharge of a guarantor or surety.

(h)          Each Guarantor (i) is a legal entity duly organized, validly existing and (to the extent such concept is applicable) in good standing under the Laws of its jurisdiction of organization and (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted. Each Guarantor has all requisite corporate power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery by each Guarantor of this Agreement, the performance by each Guarantor of its covenants and obligations hereunder and the consummation by each Guarantor of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of each Guarantor, and no other corporate or other proceeding on the part of such Guarantor is necessary to authorize the execution and delivery by such Guarantor of this Agreement, the performance by such Guarantor of its covenants and obligations hereunder or the consummation by such Guarantor of the transactions contemplated hereby. This Agreement has been duly executed and delivered by each Guarantor and, assuming the due authorization, execution and delivery by the other parties hereto, constitutes a valid and binding obligation of such Guarantor, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception. No vote of the holders of any of the issued and outstanding shares of capital stock of any Guarantor is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement. The execution and delivery by each Guarantor of this Agreement do not, and the performance by such Guarantor of its obligations hereunder will not, (a) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of such Guarantor, (b) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which such Guarantor is a party or by which such Guarantor or any of its assets or properties may be bound, (c) assuming the Approvals referred to in Section 3.4 are obtained or made, violate or conflict with any Law or Order applicable to such Guarantor or by which any of its assets or properties are bound or (d) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of such Guarantor, except in the case of each of clauses (b), (c) and (d) above, for such violations, conflicts, defaults, terminations, accelerations or Liens which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No Approval of any Governmental Authority is required on the part of any Guarantor or any of its Affiliates in connection with the execution and delivery by such Guarantor of this Agreement, the performance by such Guarantor of its covenants and obligations hereunder and the consummation by such Guarantor of the transactions contemplated hereby, other than those set forth in Section 4.4. Ultimate Parent directly owns all of the issued and outstanding capital stock of Qlik Technologies, and Ultimate Parent owns no other assets or properties other than such capital stock. Ultimate Parent has no liabilities of any nature (whether accrued, absolute, contingent or otherwise) other than liabilities that are incidental to Ultimate Parent’s ownership of the outstanding capital stock of Qlik Technologies and pursuant to the Credit Agreement.

(i)           Except for the express written representations and warranties made by each Guarantor in Section 10.12(h), each Guarantor does not make any express or implied representation or warranty with respect to itself, any of its Affiliates or any of their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects in connection with this Agreement or the transactions contemplated by this Agreement. Each Guarantor expressly disclaims any such other representations or warranties, and the Company acknowledges and agrees that none of the Company or its Affiliates or Representatives has relied on or are relying on any representations or warranties regarding such Guarantor, other than the express written representations and warranties expressly set forth in Section 10.12(h).

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IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

PROJECT ALPHA INTERMEDIATE HOLDING, INC.

By: /s/ Michael L. Capone

Name: Michael L. Capone

Title: CEO and President

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

QLIK TECHNOLOGIES, INC.

By: /s/ Michael L. Capone

Name: Michael L. Capone

Title: CEO and President

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

QLIKTECH INTERNATIONAL AB

By: /s/ Jørn-André Hansen

Name: Jørn-André Hansen

Title: Authorized Signatory

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

JOFFIGER LTD.

By: /s/ Deborah C. Lofton

Name: Deborah C. Lofton

Title: Director

IN WITNESS WHEREOF, the undersigned have caused this Agreement and Plan of Merger to be executed by their respective duly authorized officers to be effective as of the date first above written.

ATTUNITY LTD.

By: /s/ Shimon Alon

Name: Shimon Alon

Title: ____________

Annex B

February 21, 2019

The Board of Directors
Attunity Ltd.
16 Atir Yeda Street
Atir Yeda Industrial Park
Kfar Saba 4464321, Israel

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of ordinary shares, par value NIS 0.40 per share (the “Company Shares”), of Attunity Ltd. (the “Company”) of the consideration to be paid to such holders in the proposed merger (the “Transaction”) of the Company with a wholly-owned subsidiary of QlikTech International AB (the “Acquiror”). Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, the Acquiror, Joffiger Ltd., a wholly-owned subsidiary of the Acquiror (“Merger Sub”) and, solely for the purposes set forth therein, Project Alpha Intermediate Holding, Inc. and Qlik Parent, Inc. (together, the “Parent Entities”), the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding Company Share, other than Company Shares held in treasury, or reserved for future grants under the Company Share Plans (as such terms are defined in the Agreement), or owned by the Acquiror or any direct or indirect wholly-owned Subsidiary of the Company or of the Acquiror, will be converted into the right to receive $23.50 per share in cash, without interest thereon (the “Consideration”).

In connection with preparing our opinion, we have (i) reviewed a draft dated February 20, 2019 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration paid for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Shares and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company, the Acquiror or the Parent Entities under any state, federal or foreign laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us or derived therefrom, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company, the Acquiror and Merger Sub in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or on the contemplated benefits of the Transaction.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be paid to the holders of the Company Shares in the proposed Transaction and we express no opinion as to the fairness of any consideration paid in connection with the Transaction to the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Consideration to be paid to the holders of the Company Shares in the Transaction or with respect to the fairness of any such compensation.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Acquiror. During the two years preceding the date of this letter, we and our affiliates have had, and continue to have, commercial or investment banking relationships with certain affiliates of Thoma Bravo, LLC, an affiliate of the Acquiror, for which we and such affiliates have received, or will receive, customary compensation. In addition, our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of certain affiliates of Thoma Bravo, LLC, an affiliate of the Acquiror, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding ordinary shares of the Company. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be paid to the holders of the Company Shares in the proposed Transaction is fair, from a financial point of view, to such holders.

The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES LLC

Annex C

VOTING AGREEMENT

THIS VOTING AGREEMENT (this “Agreement”), dated as of February 21, 2019, by and among QlikTech International AB, a company organized under the laws of the State of Sweden (“Parent”), Joffiger Ltd., a company organized under the laws of the State of Israel and a wholly‑owned subsidiary of Parent (“Merger Sub”), Project Alpha Intermediate Holding, Inc., a company organized under the laws of Delaware, and the undersigned shareholder (“Shareholder”) of Attunity Ltd., a company organized under the laws of the State of Israel (the “Company”).  Capitalized terms used but not defined herein shall have the meanings given to them in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, the Company, Parent, Merger Sub and the other parties thereto are entering into an Agreement and Plan of Merger, dated as of the date of this Agreement (as the same may be amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), pursuant to which, among other things, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Company, following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent (the “Transaction”).

WHEREAS, Shareholder, as of the date hereof, holds or beneficially owns and holds all voting rights associated with, the Existing Shares (as defined below) as indicated on Schedule A hereto.

WHEREAS, as a condition to the willingness of, and material inducement to, Parent and Merger Sub to enter into the Merger Agreement and to consummate the Transaction, Shareholder has agreed to enter into this Agreement, pursuant to which Shareholder agrees to, among other things, vote or cause to be voted all of the Securities (as defined below) Shareholder holds or beneficially owns in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Section 1.          Certain Definitions.  For purposes of this Agreement:

(a)          “Existing Shares” means the Shares as set forth opposite Shareholder’s name on Schedule A hereto.  In the event of a stock dividend or distribution, or any change in the Shares by reason of any stock dividend, split-up, recapitalization, combination, exchange of shares or the like, the term “Existing Shares” will be deemed to refer to and include all such stock dividends and distributions and any shares into which or for which any or all of the Existing Shares may be changed or exchanged as well as the Existing Shares that remain.

(b)          “Shares” means the ordinary shares, par value NIS 0.40 per share, of the Company.

(c)          “Securities” means the Existing Shares together with any other Shares and other voting securities of the Company, if any, of which the Shareholder becomes the holder and/or acquires beneficial ownership after the date hereof and prior to the termination of this Agreement whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of shares or the like, gift, bequest, inheritance or as a successor in interest in any capacity or otherwise.

Section 2.          Representations and Warranties of Shareholders.  Shareholder hereby represents and warrants to Parent as follows:

(a)          Ownership of Shares.  Shareholder holds or beneficially owns (and will hold or beneficially own as of the date of the Company Shareholders Meeting, unless any Existing Shares are Transferred pursuant to Section 6(a)), the Existing Shares.  Shareholder has and, unless any Existing Shares are Transferred pursuant to Section 6(a), will have at all times through the termination of this Agreement sole voting power, sole power of disposition, sole power to demand, and sole power to issue instructions with respect to the matters set forth in Section 7, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to the Existing Shares and any other Securities, with no limitations, qualifications or restrictions on such power, subject to applicable Laws and the terms of this Agreement.  None of the Existing Shares is the subject of any commitment, undertaking or agreement, contingent or otherwise, the terms of which relate to or could give rise to the Transfer of any Existing Shares or would affect in any way the ability of Shareholder to perform its obligations as set out in this Agreement.  Shareholder has not appointed or granted any proxy that would materially impair its ability to perform its obligations under this Agreement.

(b)          Authority.  Shareholder has all requisite power and authority to execute and deliver this Agreement, to perform its covenants and obligations hereunder and to consummate the transactions contemplated hereby.  This Agreement has been duly executed and delivered by Shareholder and constitutes a valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms, except that such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (ii) is subject to general principles of equity.

(c)          Non‑Contravention.  The execution and delivery by Shareholder of this Agreement do not, and the performance of its obligations hereunder will not, (i) violate or conflict with any provision of the organizational documents of Shareholder (if Shareholder is an entity), (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Shareholder is a party or by which Shareholder or any of its assets or properties may be bound, (iii) violate or conflict with any Law or Order applicable to Shareholder or by which any of its properties or assets are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Shareholder, except, in the case of clauses (ii), (iii) or (iv), where any such item would not, individually or in the aggregate, materially impair the ability of Shareholder to perform its obligations under this Agreement.

(d)          No Litigation.  There is no action, suit, investigation, complaint or other proceeding pending against or affecting Shareholder or the Securities of Shareholder at Law or in equity before or by any Governmental Authority that would materially impair the ability of Shareholder to perform its obligations under this Agreement on a timely basis.

Section 3.          Representations and Warranties of Parent and Merger Sub.  Parent and Merger Sub hereby represent and warrant to Shareholders as follows:

(a)          Authority.  Each of Parent and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement, to perform their respective covenants and obligations hereunder and to consummate the transactions contemplated hereby.  The execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate or other action on the part of Parent and Merger Sub, and no other corporate or other proceeding on the part of Parent or Merger Sub is necessary to authorize the execution and delivery by Parent and Merger Sub of this Agreement, the performance by Parent and Merger Sub of their respective covenants and obligations hereunder or the consummation by Parent and Merger Sub of the transactions contemplated hereby.  This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each in accordance with its terms, except that such enforceability (a) may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws of general applicability affecting or relating to creditors’ rights generally, and (b) is subject to general principles of equity.

(b)          Non-Contravention.  The execution and delivery by Parent and Merger Sub of this Agreement do not, and the performance by Parent and Merger Sub of their respective obligations hereunder will not, (i) violate or conflict with any provision of the articles of incorporation or bylaws or other organizational documents of Parent or Merger Sub, (ii) result in a violation or breach of any provision of, or constitute (with or without due notice or lapse of time or both) a default under, or give rise to any right of termination, cancellation, payment, acceleration or revocation under, any Contract to which Parent or Merger Sub is a party or by which Parent, Merger Sub or any of their respective assets or properties may be bound, (iii) violate or conflict with any Law or Order applicable to Parent or Merger Sub or by which any of their respective assets or properties are bound or (iv) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Parent or Merger Sub, except, in the case of clauses (ii), (iii) and (iv), where such violations or failures to make or obtain any filing with, or permit, authorization, consent or approval of, any Governmental Authority would not, individually or in the aggregate, materially impair the ability of each of Parent and Merger Sub to perform this Agreement.

Section 4.          Additional Securities.  Shareholder hereby agrees that, during the period commencing on the date hereof and continuing until this Agreement is terminated in accordance with its terms, Shareholder shall promptly notify Parent and Merger Sub of the number of any additional Securities that are acquired or that come to be beneficially owned by Shareholder after the date hereof.

Section 5.          Transfer and Other Restrictions.  Prior to the termination of this Agreement, Shareholder hereby irrevocably and unconditionally agrees not to, directly or indirectly:

(a)          offer for sale, sell, transfer, exchange, tender, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, exchange, tender, assignment or other disposition of (collectively, “Transfer”), any or all of the Securities Shareholder holds or beneficially owns or has any interest therein, except if each Person to which any of such Securities is or may be Transferred, shall have (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Securities (or interest in such Securities) subject to all of the terms and provisions of this Agreement; or

(b)          grant any proxy or power of attorney with respect to any of the Securities Shareholder holds or beneficially owns, or deposit any of the Securities Shareholder holds or beneficially owns into a voting trust or enter into a voting agreement or arrangement with respect to any such Securities, in each case if such arrangement would, or would reasonably be expected to, impair the ability of Shareholder to perform its obligations under this Agreement or otherwise conflict with the terms of this Agreement.

Section 6.          Voting of the Shares.  From the date hereof until any termination of this Agreement in accordance with its terms, at the Company Shareholders Meeting and any other meeting of the shareholders of the Company however called or any adjournment thereof, Shareholder shall vote all of its Securities (or cause them to be voted), in person or by proxy, or, as applicable, execute written consents in respect thereof, (a) in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement, (b) against any Acquisition Proposal and any Alternative Transaction Agreement or any transaction that is the subject of an Acquisition Proposal (the "Covered Proposals") and (c) in favor of any adjournment or postponement of the Company Shareholders Meeting or other meeting recommended by the Company Board if there are not sufficient votes for adoption of the Merger Agreement and the approval of the Merger on the date on which such meeting is initially held or scheduled, as applicable.  Any such vote shall be cast, or consent shall be given, as applicable, by Shareholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Until the earlier to occur of the Effective Time and the Outside Date, the Shareholder covenants and agrees not to enter into any agreement or understanding with any Person with respect to voting of its Shares on any Covered Proposal which conflicts with the terms of this Agreement. The Shareholder further agrees that, until the earlier to occur of the Effective Time and the Outside Date, the Shareholder will not, and will not permit any entity under the Shareholder's control to, (i) solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Rule 14A under the Exchange Act) in opposition to any Covered Proposal, (ii) initiate a shareholders' vote with respect to an Acquisition Proposal or Alternative Transaction Agreement, or (iii) to jointly hold (as such term is defined in the Israeli Securities Law 1968), or become a member of a "group" (as such term is used in Section 13(d) of the Exchange Act), with respect to any voting securities of the Company with respect to an Acquisition Proposal or an Alternative Transaction Agreement.

Section 7.          Termination.  This Agreement shall terminate on the first to occur of (a) the mutual written agreement of Parent, Merger Sub and Shareholder, (b) the termination of the Merger Agreement in accordance with its terms, (c) the election of Shareholder if there is any amendment, waiver or modification to or of any provision of the Merger Agreement entered into without the prior written consent of Shareholder which (i) results in a reduction in the amount of the Merger Consideration, or (ii) results in an extension of the Outside Date, or (d) receipt of the Company Shareholder Approval; provided, that the provisions set forth in Section 9 shall survive the termination of this Agreement.

Section 8.          Capacity as Shareholder.  Shareholder has entered into this agreement solely in its capacity as the owner of Shares.  Notwithstanding anything to the contrary herein, nothing herein shall limit or affect any actions taken by Shareholder or its Representatives and Affiliates or any other person in such Shareholder’s capacity as a director or officer of the Company or its Subsidiary, and nothing in this Agreement shall prohibit or restrict Shareholder from exercising its fiduciary duties as a director or officer of the Company or from otherwise taking any action or inaction in his or her capacity as a director or officer of the Company, or subject to his or her fiduciary duties to the Company, or as may otherwise be required by Law, and no such exercise of fiduciary duties or action or inaction taken in such capacity as a director or officer of the Company shall be deemed to constitute a breach of this Agreement.

Section 9.          Miscellaneous.

(a)          Entire Agreement.  This Agreement (including the documents and instruments referred to herein) constitutes the entire agreement among the parties hereto with respect to the subject matter hereof, and supersedes all other prior agreements and understandings, both written and oral, among the parties, with respect to the subject matter hereof.

(b)          Assignment; Successors.  Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of Law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, each party and its respective heirs, beneficiaries, executors, representatives, successors and permitted assigns.

(c)          Effectiveness; Amendment; Modification and Waiver.  This Agreement shall become effective upon its execution by the parties hereto.  This Agreement may not be amended, altered, supplemented or otherwise modified except by the execution and delivery of a written agreement executed by each of Parent, Merger Sub and Shareholder.

(d)          Interpretation.  When a reference is made in this Agreement to sections or subsections, such reference shall be to a section or subsection of this Agreement unless otherwise indicated.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including any schedules and exhibits hereto, and not to any particular provision of this Agreement.  Any pronoun shall include the corresponding masculine, feminine and neuter forms.  References to “party” or “parties” in this Agreement means Parent, Merger Sub and Shareholder.  For purposes of this Agreement, “beneficial ownership” with respect to (or to “beneficially own”) any securities shall mean having “beneficial ownership” of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Each of the parties hereto acknowledges that it has assessed the risk, uncertainties and benefits of this Agreement to which it is a party and the transactions contemplated hereby, and that it has been represented by counsel during the negotiation and execution thereof and, therefore, acknowledges and agrees that, for purposes of interpreting this Agreement, no such party has had any preference in the design of the provisions thereof, and hereby expressly waives the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

(e)          Notices.  All notices and other communications hereunder shall be in writing and shall be deemed to have been duly delivered and received hereunder (i) seven (7) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) two (2) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable international overnight courier service, or (iii) immediately upon delivery by email, by hand or by facsimile (with a written or electronic confirmation of receipt), in each case to the intended recipient as set forth below:

To Shareholder:

At the address set forth on Shareholder’s signature page hereto with a copy (which shall not constitute notice) to:

Goldfarb Seligman & Co.
Address: Attention: Facsimile: Email:	Ampa Tower, 98 Yigal Alon Street, Tel Aviv 67891, Israel Ido Zemach, Adv. +972-3-608-9909 ido.zemach@goldfarb.com

and

Davis Polk & Wardwell LLP
Address: Attention: Facsimile: Email:	450 Lexington Avenue, New York, NY 10017 William H. Aaronson, Lee Hochbaum +1-212-701-5397 +1-212-701-5736 william.aaronson@davispolk.com lee.hochbaum@davispolk.com

To Parent and Merger Sub:

c/o Qlik Technologies, Inc.
Address: Attention: Email:	150 N. Radnor Chester Road, Suite E220 Radnor, Pennsylvania 19087 Deborah Lofton, Vice President, General Counsel & Secretary Deborah.Lofton@qlik.com with a copy (which shall not constitute notice) to:

Thoma Bravo, LLC
Address: Attention: Facsimile: Email:	600 Montgomery Street, 20th Floor San Francisco, California 94111 Seth Boro and Chip Virnig (415) 392-6480 sboro@thomabravo.com; cvirnig@thomabravo.com

and

Kirkland & Ellis LLP
Address: Attention: Facsimile: Email:
300 North LaSalle, Chicago, IL  60654

Gerald T. Nowak, P.C, Corey D. Fox, P.C., Bradley C. Reed, John Berger

(312) 862-2200
gerald.nowak@kirkland.com, corey.fox@kirkland.com, bradley.reed@kirkland.com, john.berger@kirkland.com

and

Kirkland & Ellis LLP
Address: Attention: Facsimile: Email:
300 North LaSalle, Chicago, IL  60654

Gerald T. Nowak, P.C, Corey D. Fox, P.C., Bradley C. Reed, John Berger

(312) 862-2200
gerald.nowak@kirkland.com, corey.fox@kirkland.com, bradley.reed@kirkland.com, john.berger@kirkland.com

Meitar Liquornik Geva Leshem Tal

Address: Attention: Facsimile: Email:	16 Abba Hillel Rd., Ramat Gan 5250608, Israel Ariel Aminetzah, Adv. +972-3-610-3750 ariel@meitar.com

(f)          Severability.  In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

(g)          Other Remedies; Specific Performance.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.  No failure or delay on the part of any party hereto in the exercise of any right hereunder will impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor will any single or partial exercise of any such right preclude other or further exercise thereof or of any other right.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached or threatened to be breached.  It is accordingly agreed that each party shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, this being in addition to any other remedy to which such party is entitled at Law or in equity.

(h)          No Survival.  None of the representations, warranties, covenants and agreements made in this Agreement shall survive the termination of this Agreement in accordance with its terms, except for the agreements in this Section 9.

(i)          No Third Party Beneficiaries.  Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than the parties hereto and their respective successors and permitted assigns any legal or equitable right, benefit or remedy of any nature under or by reason of this Agreement, except as specifically set forth in this Agreement.

(j)          Governing Law.  This Agreement and any dispute, controversy or claim arising out of, relating to or in connection with this Agreement, the negotiation, execution, existence, validity, enforceability or performance of this Agreement, or for the breach or alleged breach hereof (whether in contract, in tort or otherwise) shall be governed by and construed and enforced in accordance with the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or otherwise) that would cause the application of the Laws of any other jurisdiction, except that (i) the internal affairs of the corporations party hereto that are organized and existing under the ICL and (ii) all other provisions of, or transactions contemplated by, this Agreement that are expressly or otherwise required to be governed by the ICL, shall be governed by the ICL.

(k)          Consent to Jurisdiction.  Each of the parties (i) agrees that any actions or proceedings arising in connection with any dispute, controversy or claim arising under, relating to or in connection with this Agreement or the transactions contemplated hereby (including any dispute or controversy regarding the existence, validity, enforceability or breach of this Agreement), whether in contract, in tort or otherwise, shall be brought, tried and determined only in the United States District Court for the Southern District of New York or any New York State court sitting in New York City, (ii) irrevocably and unconditionally consents and submits itself and its properties and assets to the jurisdiction of United States District Court for the Southern District of New York or any New York State court sitting in New York City in the event of any such action or proceeding, (iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iv) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same and (v) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.  Each of the parties agrees that a final judgment in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.  Each of the parties irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 9(e) or in such other manner as may be permitted by applicable Law, and nothing in this Section 9(k) shall affect the right of any party to serve legal process in any other manner permitted by applicable Law.

(l)          Expenses.  All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses.

(m)          No Ownership Interest.  Nothing contained in this Agreement shall be deemed to vest in Parent or Merger Sub any direct or indirect ownership or incidence of ownership of or with respect to Shareholders’ Securities.  All rights, ownership and economic benefits of and relating to Shareholder’s Securities shall remain vested in and belong to the Shareholder, and neither Parent nor Merger Sub shall have any authority to exercise any power or authority to direct Shareholder in the voting of any of Shareholder’s Securities, except as otherwise specifically provided herein, or in the performance of Shareholder’s duties or responsibilities as a shareholder of the Company.

(n)          Counterparts.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery (including in pdf or other scan format) shall be sufficient to bind the parties to the terms and conditions of this Agreement.

(o)          Waiver of Jury Trial.  EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY A JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS IT CONTEMPLATES. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9(o).

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IN WITNESS WHEREOF, the parties hereto have signed or have caused this Voting Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

QLIKTECH INTERNATIONAL AB

By:     ______________________
Name: ______________________
Title: _______________________

JOFFIGER LTD.

By:     ______________________
Name: ______________________
Title: _______________________

PROJECT ALPHA INTERMEDIATE HOLDING, INC.
By:     ______________________
Name: ______________________
Title: _______________________

QLIK TECHNOLOGIES INC.

By:   _______________________
Name:   _____________________
Title:   _______________  ______

IN WITNESS WHEREOF, the parties hereto have signed or have caused this Voting Agreement to be signed by their respective officers or other authorized persons thereunto duly authorized as of the date first written above.

SHAREHOLDER: ______________________ By: __________________ Name:

Address for notices:

[●]
Address:[●]
Facsimile: [●]
Email:  [●]

Schedule A

Shareholder Name	Number of Existing Shares (as at February 19, 2019)
[●]	[●]

A - 1